09010036

2008 Annual Report

DELUXE CORP

Red Means Go

Red Means Go. It is our mantra. Our rallying cry. It is the core belief that is driving us to become the best at helping small businesses and financial institutions grow. The new Deluxe is operating with a focused sense of urgency. Red Means Go equals results.



Fellow Shareholders,

› 2008 was clearly the most challenging business environment of our lifetimes. We entered the year in the middle stages of executing our multi-year plan to transform Deluxe from simply a check printer to a growth engine for small businesses and financial institutions. As the year unfolded, the weakening economy and financial crisis drove us to take a step back and focus on basic blocking and tackling in our core check businesses and to challenge ourselves to more aggressively reduce costs and expenses. The result is that we have now expanded our cost reduction initiative to $300 million.

We acquired Logo Mojo®, Hostopia® and PartnerUp® to expand opportunities in higher growth business services. We also worked hard to reposition and advance our Deluxe brand.

› At the same time, we invested in our future with progress in many organic revenue growth initiatives, including e-commerce — where we dramatically grew site visitors in the last half of the year — along with loyalty, retention, payroll services, and fraud and security offerings. We acquired Logo Mojo®, Hostopia® and PartnerUp® to expand opportunities in higher growth business services. We also worked hard to advance and positively reposition our brand. We realigned our sales and marketing operations and refined our channel management structure. We made meaningful progress in manufacturing lean productivity improvements and in positioning a simplified fulfillment structure for the future. In shared services infrastructure, we significantly reduced costs and improved the effectiveness of our information technology, finance, human resources, real estate and legal functions.

› We exited the year with strong spending controls, solidified processes, a leaner infrastructure, a disciplined approach to deploying capital, and a focus on operating cash flows that allowed us to manage through a tough year. We are prudently managing our company, closely monitoring the small business and financial institution markets, and focusing on strong free cash flow generation. We are investing and growing in exciting new spaces as we continue to transform Deluxe and steadfastly execute on our turnaround plan. We recognize there is still a great deal of work to do, but we made significant progress in 2008 and, despite a very challenging economy, we are excited about our momentum heading into 2009.

Red Means Speed

› In these difficult economic times, we know it will be more challenging to grow revenue in 2009. However, we believe that our portfolio is becoming better positioned to deliver sustainable future revenue growth as the broader economy recovers.

› It starts with stabilizing the rate of decline in our core check businesses, then adding existing organic initiatives such as enhanced e-commerce, loyalty, retention, and fraud and security offers. It includes growing business services such as payroll services, logo design, Web hosting and business networking services. We will continue assessing potential tuck-in acquisitions that complement our large customer bases, with a focus on business services and new product and service offerings aimed at helping financial institutions grow their core deposits. At the same time, we are broadening our risk management framework, instituting even more disciplined spending controls and focusing on the strength of our balance sheet.

› We are targeting five key areas for 2009 to sharpen our focus and align key leaders and capabilities.

- › **Financial institutions:** maintaining our core check capabilities plus growing services related to helping financial institutions expand core deposits
- › **Direct-to-consumer:** optimizing cash flow
- › **Small business:** growing core business product revenue by enhancing our e-commerce capabilities and improving our customer segment focus
- › **Higher growth business services:** growing logo design, payroll services, business networking, Web hosting and other Web services
- › **Cost reductions and simplification:** continuing the solid work underway as part of our expanded $300 million cost reduction initiative

› Finally, we are committed to building a high-performance organization with a unified team of leaders and a strong outside-in and customer focus. We are driving a culture based on candor and a focused sense of urgency. All these behaviors are captured in our "Red Means Go" theme. Deluxe is becoming all about focused velocity. Not activity for the sake of activity, but focused speed and measurable results in a company committed to changing and transforming. All these leverage the power of One Deluxe and allow us to improve performance in each of our segments.

Small Business Services Revenues declined almost 8% as the weakened economy had a significant impact on our largest segment. We launched ShopDeluxe.com, our new integrated e-commerce store, and finished the year with 50% of our products and services on a single platform. We acquired three companies that better position us for revenue growth in logo design, Web services and business networking services.

› Our focus in 2009 is on acquiring new customers and increasing our share of wallet

Red means grow. We are focused on providing small business solutions that are affordable, accessible and easy to use. Online and offline — growth is the bottom line.


Spin Cycle
Towing

Gerald Olmeda, Owner of Trenton, N.J.-based Spin Cycle Towing

Positioned to help small businesses do big things

Deluxe is better positioned than ever to partner with its nearly four million small business customers to grow their businesses. Strategic acquisitions, powerful new customer solutions and a unified e-commerce platform will help Deluxe's small business customers compete and win.

Our strategic lens is focused on:

- Helping small businesses attract and retain customers
- Adding high-growth business services to our small business portfolio
- Ensuring every solution is accessible, easy to use and affordable
- Enabling our customers to engage online, offline and over the phone

Leveraging the Web for small businesses

The Internet is the great equalizer for small businesses. Deluxe is using the Web to offer small businesses fast and affordable access to "big business" products and services that were previously out of reach.

We have launched ShopDeluxe.com, our unified e-commerce store. It is built to put the power of the Web in one place for small businesses — brought to them by Deluxe, a trusted business partner.

ShopDeluxe.com gives small businesses access to custom logo design services, and Web services, including Web site design, hosting, search engine marketing and e-commerce stores.

The Web site is also the go-to source for small business products that are synonymous with the Deluxe brand: stationery and business cards, forms, checks, apparel and promotional items.

Deluxe in mid-2008 acquired PartnerUp®, an online networking community for small businesses and entrepreneurs. PartnerUp community members can network with potential business partners, offer and ask for advice, find commercial real estate, look for financing, and find business service partners like accountants and attorneys.

We are exploring more high-value customer solutions to offer under the Deluxe brand. From brand consulting services and customer insights to mobile solutions and direct marketing technology, we are committed to new solutions.

Spin Cycle Towing takes off

When founder and owner Gerald Olmeda started Spin Cycle Towing in late 2005, he was one guy with one truck and a passion for motorcycles. Spin Cycle is a Trenton, N.J.-based business that specializes in towing motorcycles and other personal craft.

Olmeda started his business in late 2005. "We really exploded on the scene in 2006, and between 2006 and 2007, we grew 170%," he says. Despite the economy, Olmeda's business revenue was up another 31% in 2008.

In only three years, Olmeda grew Spin Cycle Towing to four employees operating a mini-fleet of four trucks delivering bikes throughout the Eastern United States.

Positioning Spin Cycle for the next stage of growth

Olmeda quickly recognized he had tapped into an underserved market niche. "Within the first year, I could see the regional and national potential for this specialized kind of towing," he says. "Customers were referring us to friends and family and, in no time, I was ready to increase my capacity."

After two years and with a thriving business, Olmeda made an important decision to retool his brand to compete on a bigger competitive stage.

"The business was going great, and we could have just kept moving forward," Olmeda says. "But when I took a critical look at some of our business basics, like our logo and our Web site, I knew we needed to upgrade in order to take the business to a broader audience."

- Nearly four million small businesses are active Deluxe customers
- Our unified e-commerce platform ShopDeluxe.com will simplify customer ordering and drive stronger cross selling
- New solutions are focused on high-growth services like logo design, Web services and online business networking


LOCAL AND LONG DISTANCE
Spin Cycle
Towing
800.781.8695



Turning to Deluxe, a partner he's always had

Olmeda was already living the demands of owning and operating a fast-growing small business, so the task of finding a company to help him redesign his business' image was daunting. Referrals from colleagues and friends didn't work out, and he wasn't sure he could manage one more vendor.

Olmeda decided he would take a closer look at a company he'd done business with for as far back as he could remember. "I've been buying checks from Deluxe my whole life, first for my personal account and now for my business account," Olmeda says. "I knew Deluxe had more to offer my business, so I decided to give their services a try."

Olmeda started with the redesign of Spin Cycle Towing's logo. Working through the ShopDeluxe.com Web site and Deluxe business brand consultants, Olmeda discussed his ideas over the phone and reviewed concepts over the Web.

Spin Cyle Towing owner Gerald Olmeda says working with Deluxe's business brand consultants was efficient and easy. "You get what you pay for, and there are no surprises."

The Deluxe team took inspiration from Spin Cycle's original logo, with direction from Olmeda, to create something more sophisticated that was representative of what his business is all about.

The logo development process was easy, according to Olmeda, and went just as promised. He had design ideas within two weeks and the final logo was delivered on time and on budget.

"The new logo is appealing across the board," Olmeda says. "It does a great job of showing us as a company that is professional and can be trusted to care for our customers' valuable property."

One-stop small business shopping

Based on the success of the logo design project, Olmeda partnered with Deluxe to create Spin Cycle's new Web site. Olmeda asked Deluxe to take it from the top to design a site that would increase the business' online visibility and searchability — beyond his local market area.

Deluxe's Web site services team created a site that makes it fast and easy for Olmeda's prospects and customers to understand the business, pricing and how to buy. The site's content is also highly visible to search engines, making it easier and faster to find Spin Cycle on the Web.

"I'm as pleased with the Web site as I am with the logo," Olmeda says. "I got the convenience of working with one source and great value for my budget. Why would I work with multiple companies when I can count on Deluxe to do it all — and do it right?"

Red means growing together

Olmeda says he's confident that, when the time is right, Spin Cycle Towing is well positioned to grow into any market opportunity. "Even in the midst of a recession, Deluxe gets it," Olmeda says. "Their team anticipates my unique business needs, and they help me make good decisions. It's really easy and efficient to work with them by phone, by e-mail and over the Web."


RUN YOUR BUSINESS &
MAKE AN IMPRESSION
PartnerUp
CUSTOM LOGO DESIGN

ShopDeluxe.com, our new e-commerce store

Next up for Olmeda, Spin Cycle Towing and Deluxe: updating logos and graphics on his trucks, outfitting his staff with branded apparel and producing new promotional items. "As I grow, I know Deluxe can grow with me," Olmeda says. "I have found my long-term business partner."

Like Olmeda, thousands of Deluxe small business customers are discovering more of the value Deluxe has to offer. Our goal in 2009 and beyond is to attract new small business customers to the Deluxe brand, while we continue to deepen relationships and grow with current customers.

Red means relationships. We partner with banks to create and deliver great customer experiences — and loyal customers.



Charlotte Anderson, Senior Vice President, Deposit Processing Services, and Georgina Condran, Deposit Operations Manager, Fulton Financial Corporation



Kim Shirker, Senior Vice President, Retail, Fulton Bank

Partnering to win customers and earn loyalty

Customer relationships have never been more important to financial services companies. As a trusted partner to approximately 6,500 financial institutions across the United States, Deluxe is delivering on its promise to be an indispensable growth partner.

Our financial services customers are partnering with Deluxe to attract, grow and retain their primary customer bases. We're working together to:

- Target high-potential customer segments
- Win and welcome new customers
- Deliver extraordinary experiences
- Grow and deepen relationships
- Measure results against business goals

In 2009, we are intensifying our focus to offer a valuable portfolio of solutions that will help our customers grow core deposits.

Growing a partner relationship

Fulton Financial Corporation (FFC) awarded its check-printing contract to Deluxe more than two decades ago when FFC was a two-bank operation. Today Lancaster, Pa.-based FFC is a 10-bank holding company with 260 locations and $16.2 billion in assets.

"What started as a vendor contract has grown into a valuable partnership," says FFC Senior Vice President Charlotte Anderson. "Deluxe listens. They advise us. And they partner with us to design, implement and measure best practices across our organization.

"Deluxe's innovative check programs — from DeluxeSelect® to its Web-based Deluxe Business Advantage® solution — put the customer order process in the hands of the experts," Anderson adds. "The result is better customer experience, higher customer satisfaction and enhanced company profitability."

Twice annually Deluxe facilitates best practices meetings of leaders across FFC's 10 affiliate banks. "We draw on Deluxe's national base of knowledge and industry perspective," says Georgina Condran, FFC Deposit Operations Manager. "We exchange ideas and results to develop consistent best practices. This has been invaluable in helping FFC exceed its benchmark performance goals."

A promising future

FFC has a proud history of customer service excellence. After attending a Deluxe Knowledge Exchange Series℠ regional workshop, Kim Shirker, Senior Vice President, Retail, Fulton Bank, says she began to think about customer service in a new way.

"Deluxe helped us clearly define the difference between customer service and customer experience," Shirker says. "Customers are seeking so much more than products and services. Focusing on customer experience will be what carries us forward."

Shirker was inspired to share the customer experience message with her colleagues across FFC. After a thorough research and strategy process, FFC partnered with Deluxe to create its "Our Promise" customer experience platform.

"We made the strategic decision that Deluxe's Welcome Home® Tool Kit would be the foundation of Our Promise," Shirker says. "We began customizing the tool kit for our organization's needs, and we found ourselves making changes sentence by sentence, word by word.

"Then we stopped," Shirker says. "Deluxe helped us see that if we changed the fundamental ingredients of its proven experience model, we would not get the desired result. We needed to trust Deluxe, and let the tool kit work."

Deluxe and FFC worked closely through 2008 to create a custom experience platform designed to engage every FFC employee in winning and keeping customers. "Deluxe really helped us bring our experience vision to life."

FULTON FINANCIAL
CORPORATION
Our Promise
WE WILL care, listen, understand and deliver

The Our Promise experience was successfully launched last fall at company headquarters and 260 bank locations in five states. "The entire organization — at virtually the same time — pushed the reset button to focus on delivering the Our Promise customer experience."

Performance indicators tied to FFC's loyalty goals will be available the middle of 2009. "Early reports from our banks have been amazing," Shirker says. "We are seeing team members do simple and extraordinary things to deliver Our Promise through every customer experience."

«Financial Highlights»

REVENUE
(IN BILLIONS)


$1.62
$1.59
$1.47
06
07
08

OPERATING CASH FLOW FROM CONTINUING OPERATIONS
(IN MILLIONS)


$238.9
$245.1
$198.5
06
07
08

DILUTED EPS FROM CONTINUING OPERATIONS


$1.96
$2.79
$2.05
06
07
08

During the fourth quarter of 2008, our Russell & Miller retail packaging and signage business met the criteria to be classified as discontinued operations in our consolidated financial statements. As such, our results for prior years reflect the reclassification of the results of this business to discontinued operations.

- » Continued to transform Deluxe with new business services and non-check revenue solutions
- » Acquired Logo Mojo®, Hostopia® and PartnerUp® to expand opportunities in higher growth business services
- » Introduced ShopDeluxe.com, our new e-commerce shopping Web site
- » Maintained focus on our core check businesses, extending contracts and further stabilizing margins
- » Aggressively reduced costs and expenses and expanded our cost reduction initiative to $300 million by 2010
- » Delivered strong operating cash flow results of $198 million despite the difficult economy

2008





2009 Strategic Priorities

›› Growing services to help financial institutions expand core deposits

›› Enhancing small business e-commerce capabilities and improving customer segment focus

›› Growing logo design, business networking, Web hosting and other Web services

through enhanced e-commerce capabilities and an improved small business customer segment focus. We will further refine ShopDeluxe.com, link it directly to an enhanced Deluxe.com and improve usability. By the end of 2009, we will offer approximately 90% of our products and services from one Web site and will start retiring multiple legacy platforms. These moves will allow us to better cross sell, simplify the ordering process and better position our brand.

› In our new business service offierings, we will continue integrating our logo design, Web services and business networking services acquisitions. We expect strong double-digit revenue growth. We also will be looking for opportunities to add more business services to our unified technology platform.

Financial Services Revenues declined 6% in 2008. The banking turmoil had an impact on check units during the second half of the year despite our continued record retention rates and strong new acquisition rates. We continued to simplify our processes and take complexity out of the business, while reducing our cost and expense structure. We made progress in advancing new non-check revenue expansion opportunities in the loyalty, retention, fraud and security spaces.

› Our 2009 focus is on continuing to maintain core check revenue, acquiring new customers and simplifying our business model, as well as focusing on how we help financial institutions grow core deposits. This includes providing loyalty, retention, fraud and security, market intelligence, and other products and services that differentiate us from competitors and make us a more relevant business partner for our financial institution clients.

Direct Checks Revenues declined almost 11% in 2008 as the weakened economy negatively affected consumer check purchases. We continue to be the nation's leading direct-to-consumer check supplier, and our operating income profile remained very strong. For 2009, we expect the double-digit declines in revenue to continue, driven by consumer usage reductions in a weak economy. Our focus is on maximizing operating cash flow and the lifetime value of our customers by selling new features and accessories. We expect to reduce our manufacturing costs and our selling, general and administrative expenses in this segment. We expect these moves to help maintatin our profitability profile within one to two points of a 30% operating margin, while generating strong cash flow.

Red Means Growth

› With such exciting opportunities in our business segments, we are forging ahead with the next steps in our transformation. We are striving to be viewed as an indispensable partner to our customers by offering high-quality, personalized, easy-to-use solutions — previously thought to be out of reach — and making them more accessible and affordable than ever before.

Deluxe will provide innovative, easy-to-use solutions focused on fulfilling customer needs, while using continuous improvement principles to operate with a focused sense of urgency every day.

› Our growth will come from fulfilling underserved needs in higher-growth business services and from helping financial institutions grow core deposits. We are focused on our products and services being well integrated into small business and financial institution workflows. We will use a scaleable, unified, Web-enabled platform as a cornerstone of our strategy to better position a pull-through for printed products. Our objective is to drive a greater portion of revenue from annuity-based services and to be positioned to provide value differentiation for our customers with market intelligence, collaboratives and private-labeled business networks to improve customer connections, loyalty and retention. In the end, we will provide simple, easy-to-use, innovative solutions focused on fulfilling customer needs while using continuous improvement principles to operate with a focused sense of urgency every day.

› In closing, my sincere thanks to all the people of Deluxe for your unwavering enthusiasm and dedication, to our customers for your loyalty and trust, to our partners for your engagement and commitment, and to our shareholders for your support of and confidence in our transformational journey.

› 2009 will be a year of continued repositioning for Deluxe as we take another positive step in becoming a great company again. We are focusing on our customers and expecting more meaningful revenue contributions from e-commerce, our new business services and non-check financial institution offerings — while not taking our eyes off costs. We believe Deluxe has demonstrated its value as a disciplined and stable company in these challenging economic times. We are making positive strategic moves to reposition ourselves for sustainable long-term growth, while continuing to improve profitability and sustain strong operating cash flow. We know that if we execute well, we will create value for our shareholders.

Lee Schram

Lee Schram
Chief Executive Officer

velocity

Quarterly Stock Data

The chart below shows the per-share closing price ranges for the Company's common stock for the past two fiscal years as quoted on the New York Stock Exchange.

STOCK PRICE	HIGH	LOW	QUARTER-END CLOSE
2008			
Quarter 4	$15.70	$7.52	$14.96
Quarter 3	19.59	12.01	14.39
Quarter 2	24.51	17.66	17.82
Quarter 1	33.20	18.72	19.21
2007			
Quarter 4	$40.86	$28.93	$32.89
Quarter 3	42.49	28.56	36.84
Quarter 2	44.95	33.38	40.61
Quarter 1	33.95	25.13	33.53

Stock Exchange

DLX LISTED NYSE

Deluxe Corporation common stock is traded on the New York Stock Exchange under the symbol DLX.

Required Filings

We have submitted the required Annual CEO Certification to the New York Stock Exchange and filed as exhibits to the annual report on Form 10-K the Chief Executive Officer and Chief Financial Officer certifications required by Section 302 of the Sarbanes-Oxley Act.

Annual Meeting

Shareholders are invited to attend Deluxe's annual shareholder meeting on Wednesday, April 29, 2009. It will be held at 2:00 p.m. CDT at:

Deluxe headquarters building
3680 Victoria Street North
Shoreview, MN 55126-2966

Form 10-K Available

A complete copy of our annual report on Form 10-K is posted at Deluxe.com under the Investors tab. It may also be obtained by sending an e-mail to investorrelations@deluxe.com or a written request to:
Deluxe Corporation
Attn: Investor Relations
P.O. Box 64235
St. Paul, MN 55164-0235
(651) 787-1068

Shareholder Inquiries

Requests for additional information should be sent to the attention of Investor Relations at the above address or by e-mail to investorrelations@deluxe.com.

Executive Offices

Street address:
3680 Victoria Street North
Shoreview, MN 55126-2966

Mailing address:
P.O. Box 64235
St. Paul, MN 55164-0235
(651) 483-7111

Stock Ownership and Record Keeping

Wells Fargo Shareowner Services
Street address:
161 North Concord Exchange
St. Paul, MN 55075
(800) 468-9716
(651) 450-4064

Mailing address:
P.O. Box 64854
St. Paul, MN 55164-0854
Wellsfargo.com/shareownerservices

Acquiring Information

The latest Company press releases regarding financial results, dividend news and other information, as well as the annual report on Form 10-K, quarterly reports on Form 10-Q, proxy statement and other SEC filings can be found online at Deluxe.com under the Investors tab. To request printed versions of any of the materials listed, please call (651) 787-1068 or e-mail investorrelations@deluxe.com.

Deluxe Web Sites

Bagsandbowsonline.com	Gosafeguard.com
Bluegenesis.com	Hostopia.com
Checks.com	Johnsongroup.com
Checksunlimited.com	Logomojo.com
Deluxe.com	Nebs.com
Deluxeforms.com	Partnerup.com
Deluxesmallbusiness.com	Redleafdigital.com
Designerchecks.com	Shopdeluxe.com

Forward-looking Statements

Statements made in this report concerning the Company's or management's intentions, expectations or predictions about future results or events are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements reflect management's current expectations or beliefs, and are subject to risks and uncertainties that could cause actual results or events to differ materially from those projected. Additional information about various factors that could cause actual results to differ from those projected are contained in the Company's annual report on Form 10-K for the year ended December 31, 2008, which has been filed with the Securities and Exchange Commission and is posted on Deluxe.com.

Leadership

Board of Directors

STEPHEN P. NACHTSHEIM
Director Since November 1995
Non-Executive Chairman, Deluxe Corporation
Vice President (Retired), Intel Corporation

RONALD C. BALDWIN
Director Since June 2007
Vice Chairman (Retired), Huntington Bancshares Inc.

CHARLES A. HAGGERTY
Director Since December 2000
Chairman (Retired), Western Digital Corporation

ISAIAH HARRIS, JR.
Director Since August 2004
President (Retired), BellSouth Advertising & Publishing Group

DON J. McGRATH
Director Since June 2007
Chairman and Chief Executive Officer, BancWest Corporation

CHERYL E. MAYBERRY McKISSACK
Director Since December 2000
President and Chief Executive Officer, Nia Enterprises, LLC

NEIL J. METVINER
Director Since June 2007
Executive Vice President and President, Global Mailstream, Europe, Pitney Bowes, Inc.

MARY ANN O'DWYER
Director Since October 2003
Senior Vice President – Finance and Operations and Chief Financial Officer, Wheels, Inc.

MARTYN R. REDGRAVE
Director Since August 2001
Executive Vice President and Chief Administrative Officer, Limited Brands, Inc.

LEE J. SCHRAM
Director Since May 2006
Chief Executive Officer, Deluxe Corporation

Executive Leadership Team

PETE J. GODICH
Vice President, Fulfillment

RICHARD S. GREENE
Senior Vice President, Chief Financial Officer

LYNN R. KOLDENHOVEN
Vice President, Direct Checks

JULIE M. LOOSBROCK
Senior Vice President, Human Resources

JOANNE E. McGOWAN
Segment Leader, Small Business Services

MALCOLM J. McROBERTS
Senior Vice President, Chief Information Officer

THOMAS L. MOREFIELD
Senior Vice President, Financial Services

TERRY D. PETERSON
Vice President, Investor Relations and Chief Accounting Officer

LAURA L. RADEWALD
Vice President, Enterprise Brand, Customer Experience and Media Relations

ANTHONY C. SCARFONE
Senior Vice President, General Counsel and Secretary

LEE J. SCHRAM
Chief Executive Officer

Printed on recycled paper by The Johnson Group, wholly owned by Deluxe Corporation.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

[x] **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
For the fiscal year ended December 31, 2008

Commission file number: 1-7945

DELUXE CORPORATION
(Exact name of registrant as specified in its charter)

Minnesota	**41-0216800**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
3680 Victoria St. N., Shoreview, Minnesota	**55126-2966**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(651) 483-7111**

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, par value $1.00 per share	**New York Stock Exchange**
(Title of each class)	(Name of each exchange on which registered)

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
✓ Yes __ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
__ Yes ✓ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
✓ Yes __ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [✓]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ✓	Accelerated filer __
Non-accelerated filer __ (Do not check if a smaller reporting company)	Smaller reporting company __

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).
__Yes ✓ No

The aggregate market value of the voting stock held by non-affiliates of the registrant is $911,459,391 based on the last sales price of the registrant's common stock on the New York Stock Exchange on June 30, 2008. The number of outstanding shares of the registrant's common stock as of February 12, 2009, was 51,174,015.

Documents Incorporated by Reference:

1. Portions of our definitive proxy statement to be filed within 120 days after our fiscal year-end are incorporated by reference in Part III.

DELUXE CORPORATION
FORM 10-K
FOR THE YEAR ENDED DECEMBER 31, 2008

TABLE OF CONTENTS

- Expand in higher growth areas such as full color, web-to-print, imaging and business services, including payroll, fraud protection, web hosting and other web services, business networking and logo design; and
- Continue to optimize our cost and expense structure.

We are continuing to invest in several key enablers to achieve our strategies and reposition Small Business Services as not just a provider of printed products, but also a provider of higher-growth business services. These key enablers include continuing to improve our e-commerce capabilities, implementing an integrated platform for our various brands, improving our customer analytics, focusing on key customer segments and improving our merchandising. We have refreshed our existing product offerings and have already improved some of our newer service offerings, which we believe creates a more valuable suite of products and services. We have acquired companies which allow us to expand our custom, full color, digital and web-to-print offerings, as well as web hosting and other web services, logo design and business networking services. We expect to drive growth as we obtain a greater portion of our revenue from higher growth annuity-based business services. In August 2008, we acquired Hostopia.com Inc. (Hostopia), a provider of web services that enable small businesses to establish and maintain an internet presence. Hostopia also provides email marketing, fax-to-email, mobility synchronization and other services. It provides a unified, scaleable, web-enabled platform that better positions us to obtain orders for a wider variety of products, including checks, forms, business cards and full-color, digital and web-to-print offerings, as well as imaging and other printed products. Hostopia operates primarily in the United States and Canada. Also during 2008, we acquired the assets of PartnerUp, Inc. (PartnerUp), Logo Design Mojo, Inc. (Logo Mojo) and Yoffi Digital Press (Yoffi). PartnerUp is an online community that is designed to connect small businesses and entrepreneurs with resources and contacts to build their businesses. Logo Mojo is a Canadian-based online logo design firm and Yoffi is a commercial digital printer specializing in custom marketing material.

During 2008, we introduced the www.ShopDeluxe.com website, our new customer facing e-commerce platform. This website, along with our www.Deluxe.com website, will serve as a platform for improved e-commerce capability. We intend to consolidate our Deluxe Marketing Store website into ShopDeluxe.com to further improve the customer experience, and we have identified opportunities to expand sales to our existing customers and acquire new customers. Also important to our growth are the small business customer referrals we receive from our Deluxe Business Advantage® program, which provides a fast and simple way for financial institutions to offer expanded personalized service to small businesses. Our relationships with financial institutions are important in helping us serve customer segments more deeply, such as contractors, professional services providers and banks and credit unions.

As in our other two business segments, we continue our efforts within Small Business Services to simplify processes, eliminate complexity and lower costs. During 2008, we closed one customer call center located in Flagstaff, Arizona, and we expect to close our Thorofare, New Jersey customer call center in the first half of 2009.

Financial Services

Financial Services sells personal and business checks, check-related products and services, customer loyalty, retention and fraud monitoring and protection services, and stored value gift cards to financial institutions. As part of our check programs, we also offer enhanced services such as customized reporting, file management and expedited account conversion support. Our relationships with financial institutions are generally formalized through supply contracts which usually range in duration from three to five years. We serve approximately 6,500 financial institutions in the United States. Consumers and small businesses typically submit their check order to their financial institution, which then forwards the order to us. We process the order and ship it directly to the consumer or small business. Financial Services produces a wide range of check designs, with many consumers preferring one of the dozens of licensed or cause-related designs we offer, including Disney®, Warner Brothers®, Garfield®, Harley-Davidson®, NASCAR®, PGA TOUR, Thomas Kinkade®, Susan G. Komen Breast Cancer Foundation and National Arbor Day Foundation®. Our strategies within Financial Services are as follows:

- Continue to maintain core check revenue streams and acquire new clients;
- Provide services and products that differentiate us from the competition and make us a more relevant business partner to our financial institution clients by helping them grow core deposits; and
- Continue to simplify our business model and optimize our cost and expense structure.

We proactively extended several check contracts during 2008 and will continue our focus on acquiring new clients during 2009. We are also leveraging our loyalty, retention, market intelligence and fraud monitoring and protection offers, as well as our Deluxe Business Advantage program. The Deluxe Business Advantage program is designed to maximize financial institution business check programs by offering the products and services of our Small Business Services segment to small businesses through a number of service level options. The revenue from these additional products and services is reflected in our Small Business Services segment.

In our efforts to expand beyond check-related products, we have introduced several services and products that focus on customer loyalty and retention, as well as fraud monitoring and protection. Following are some examples:

- Deluxe ID TheftBlock® – a set of fraud monitoring and recovery services that provides assistance to consumers in detecting and recovering from identity theft.
- Welcome Home℠ Tool Kit – a start–to–finish package for financial institution branch offices that captures best practices for securing lasting loyalty among customers by focusing on the first 90 days of the relationship.
- Deluxe Calling℠ – an outbound calling program aimed at helping financial institutions generate new organic revenue growth and reduce attrition.

We expect providing products and services that differentiate us from the competition will help offset the decline in check usage and the pricing pressures we are experiencing in our check programs. As such, we are also focused on accelerating the pace at which we introduce new products and services. In addition to these value-added services, we continue to offer our Knowledge Exchange™ Series for financial institution clients through which we host knowledge exchange expos, conduct web seminars and host special industry conference calls. We also offer specialized publications. Through this program, financial institutions gain knowledge and exposure to thought leaders in areas that most impact their core strategies: client loyalty, small business and retail client strategy, cost management, customer experience and brand enhancement. Our Collaborative initiative, a key component of the Knowledge Exchange Series, enlists a team of leading financial institution executives who meet with us over a one year timeframe to develop and test specific and focused solutions on behalf of the financial services industry. These findings and new strategies or services are then disseminated for the benefit of all our clients. Our 2007 Small Business Collaborative initiative grew out of our Knowledge Exchange Series and explored and identified innovative ways for financial institution clients to improve relationships with small businesses. During 2008, our Collaborative focused on creating customer loyalty through human interaction, a simple yet powerful brand building strategy for financial institutions.

Direct Checks

Direct Checks is the nation's leading direct-to-consumer check supplier, selling under the Checks Unlimited®, Designer® Checks and Checks.com brand names. Through these brands, we sell personal and business checks and related products and services directly to consumers using direct response marketing and the internet. We estimate the direct-to-consumer personal check printing portion of the payments industry accounts for approximately 14% of all personal checks sold in the United States.

We use a variety of direct marketing techniques to acquire new customers, including newspaper inserts, in-package advertising, statement stuffers and co-op advertising. We also use e-commerce strategies to direct traffic to our websites, which include: www.checksunlimited.com, www.designerchecks.com and www.checks.com. Our direct-to-consumer focus has resulted in a total customer base of approximately 44.5 million customers, the most in the direct-to-consumer checks marketplace.

Direct Checks competes primarily on price and design. Pricing in the direct-to-consumer channel is generally lower than prices charged to consumers in the financial institution channel. We also compete on design by seeking to offer the most attractive selection of images with high consumer appeal, many of which are acquired or licensed from well-known artists and organizations such as Disney, Warner Brothers, Harley Davidson and Thomas Kinkade.

Our strategies within Direct Checks are as follows:

- Optimize cash flow;
- Maximize the lifetime value of customers by selling new features, accessories and products; and
- Continue to lower our cost and expense structure.

We intend to optimize the cash flow generated by this segment by continuing to lower our cost and expense structure in all functional areas, particularly in the areas of marketing and fulfillment. We will continue to actively market our products and services through targeted advertising and will focus a greater portion of our investment in the e-commerce channel. Additionally, we continue to explore avenues to increase sales to existing customers. For example, we have had success with the EZShield™ product, a check protection service that provides reimbursement to consumers for forged signatures or endorsements and altered checks.

PRODUCTS AND SERVICES

Revenue, by product, as a percentage of consolidated revenue for the last three years was as follows:

	2008	2007(1)	2006(1)
Checks	65.4%	65.8%	64.3%
Other printed products, including forms	22.5%	23.6%	22.6%
Accessories and promotional products	7.4%	7.4%	7.6%
Packaging supplies, services and other	4.7%	3.2%	5.5%
Total revenue	100.0%	100.0%	100.0%

(1) During the fourth quarter of 2008, our Russell & Miller retail packaging and signage business met the criteria to be classified as discontinued operations in our consolidated financial statements. As such, our results for prior years reflect the reclassification of the results of this business to discontinued operations.

We remain one of the largest providers of checks in the United States, both in terms of revenue and the number of checks produced. We provide check printing and related services to approximately 6,500 financial institution clients, as well as personalized checks, related accessories and other services (including fraud prevention, web hosting, payroll and logo design) directly to millions of small businesses and consumers. Checks account for the majority of the revenue in our Financial Services and Direct Checks segments and represent 49.4%, 49.8% and 47.0% of Small Business Services total revenue in 2008, 2007 and 2006, respectively.

We are a leading provider of printed forms to small businesses, having provided products to more than six million customers over the past five years. Printed forms include billing forms, work orders, job proposals, purchase orders, invoices and personnel forms. We produce computer forms compatible with accounting software packages commonly used by small businesses. Our stationery, letterhead, envelopes and business cards are produced in a variety of formats and ink colors. These items are designed to provide small business owners with the customized documents necessary to efficiently manage their business. We also provide promotional printed items and digital printing services designed to fulfill selling and marketing needs of the small businesses we serve. We have expanded our business services offerings, which include check protection, web design and hosting, payroll, logo design and business networking services.

MANUFACTURING

We continue to focus on improving the customer experience by providing excellent service and quality, reducing costs and increasing productivity. We accomplish this by embedding lean operating principles in all processes, emphasizing a culture of continuous improvement. Under this approach, employees work together to produce products, rather than working on individual tasks in a linear fashion. Because employees assume more ownership of the end product, the results are improved productivity and lower costs. During 2007, we demonstrated our commitment to innovative solutions by implementing a new flat check delivery package to mitigate the effect on our customers of a postal rate increase. We expect to have the flat package process fully automated by the end of 2009. We continue to see the benefit of operational efficiencies in our results. The expertise we have developed in logistics, productivity and inventory management has allowed us to reduce the number of production facilities while still meeting client requirements. During 2009, we plan to close five manufacturing facilities located in Mississauga, Ontario in Canada, North Wales, Pennsylvania, Thorofare, New Jersey, Greensboro, North Carolina and Colorado Springs, Colorado. We closed one small printing facility located in East Dubuque, Illinois at the end of 2008. During 2006, we closed our Los Angeles, California and Athens, Ohio printing facilities. Aside from our plant consolidations, we continue to seek other innovations to further increase efficiencies and reduce costs. In 2009, this will include expanding our use of digital printing processes.

In manufacturing, we have a shared services approach which allows our three business segments to leverage shared manufacturing facilities to optimize capacity utilization, enhance operational excellence and foster a culture of continuous improvement. We continue to reduce costs by utilizing our assets and printing technologies more efficiently and by enabling employees to better leverage their capabilities and talents.

INDUSTRY OVERVIEW

Checks

According to a Federal Reserve study released in December 2007, approximately 33 billion checks are written annually. This includes checks which are converted to automated clearing house (ACH) payments. Checks remain the largest single non-cash payment method in the United States, accounting for approximately 35% of all non-cash payment transactions. This is a reduction from the Federal Reserve Study released in December 2004 when checks accounted for approximately 45% of all non-cash payment transactions. The Federal Reserve estimates that checks written declined approximately four percent per year between 2003 and 2006. According to our estimates, the use of small business checks is declining at a rate of four to six percent per year, although the decline was greater in 2008, we believe, due to the economic recession. The total transaction volume of all electronic payment methods exceeds check payments, and we expect that to continue. We believe check usage tends to be fairly resilient to downturns in the economy. However, recent turmoil in the financial services industry has had a negative impact on our check volumes as some banks have experienced higher than normal customer attrition. Further, we believe fewer small business start-ups and an increased number of failures negatively impacted our check volumes in 2008, although the 2008 data is not yet available.

Small Business Customers

The Small Business Administration's Office of Advocacy defines a small business as an independent business having fewer than 500 employees. In 2007, the most recent period for which information is available, it was estimated that there were approximately 27 million small businesses in the United States. This represented approximately 99.7% of all employers. According to the same survey, small businesses employ approximately half of all private sector employees and generated over 60% to 80% of net new jobs created each year over the last decade.

The small business market is impacted by general economic conditions and the rate of small business formations. The index of small business optimism published by the National Federation of Independent Business in December 2008 was at a near-record low. According to estimates of the Small Business Administration's Office of Advocacy, new small business formations were down slightly in 2007, the most recent period for which information is available, as compared to 2006. The economy had a negative impact on our 2008 results, primarily in Small Business Services, and we expect the economic recession to continue impacting our results throughout 2009.

We seek to serve the needs of the small business customer. We design, produce and distribute business checks, forms, envelopes, retail packaging and related products. We also offer business services such as web design and hosting, payroll and logo design, all of which are offered to help our small business customers operate, protect and grow their businesses. The Formtrac 2008 report from the Print Services Distribution Association, the most recent data available, indicates that the business check and forms portion of the markets serviced by Small Business Services declined at a rate of four to six percent in 2007. Continual technological improvements have provided small business customers with alternative means to enact and record business transactions. For example, off-the-shelf business software applications and electronic transaction systems have been designed to replace pre-printed business forms products.

Financial Institution Clients

Checks are most commonly ordered through financial institutions. We estimate approximately 86% of all consumer checks are ordered in this manner. Financial institutions include banks, credit unions and other financial services companies. Several developments related to financial institutions have affected the check printing portion of the payments industry:

- Financial institutions seek to maintain the profits they have historically generated from their check programs, despite the decline in check usage. This has put significant pricing pressure on check printers in the past several years.
- Turmoil in the financial services industry, including bank failures and consolidations, has negatively impacted order volumes.
- When financial institutions consolidate through mergers and acquisitions, often the newly combined entity seeks to reduce costs by leveraging economies of scale in purchasing, including its check supply contracts. This results in check providers competing intensely on price in order to retain not only their previous business with one of the financial institutions, but also to gain the business of the other party in the merger/acquisition.
- Financial institution mergers and acquisitions can also impact the duration of our contracts. Normally, the length of our contracts with financial institutions range from three to five years. However, contracts are sometimes renegotiated or bought out mid-term due to a consolidation of financial institutions.
- Banks, especially larger ones, may request pre-paid product discounts made in the form of cash incentives payable at the beginning of a contract. These contract acquisition payments negatively impact check producers' cash flows in the short-term.
- In most situations, contracts require a contract termination payment if a financial institution cancels its contract.

The recent turmoil in the financial services industry has led to increases in bank failures and consolidations. To the extent any financial institution failures and consolidations impact large portions of our customer base, this could have a significant impact on our financial institution check programs.

Consumer Direct Mail Response Rates

Direct Checks and portions of Small Business Services have been impacted by reduced consumer response rates to direct mail advertisements. Our own experience indicates that the decline in our customer response rates is attributable to the decline in check usage and a general decline in direct marketing response rates. We continuously evaluate our marketing techniques in order to utilize the most effective and affordable advertising media.

Competition

The small business forms and supplies industry and the business services and business networking industries are all highly fragmented with many small local suppliers and large national retailers. We believe we are well-positioned in this competitive landscape through our broad customer base, the breadth of our small business product and service offerings, multiple distribution channels, established relationships with our financial institution clients, reasonable prices, high quality and dependable service.

In the small business forms and supplies industry, the competitive factors influencing a customer's purchase decision are breadth of product line, speed of delivery, product quality, price, convenience and customer service. Our primary competitors are office product superstores, local printers, business form dealers, contract stationers and internet-based suppliers. Local printers provide personalization and customization, but typically have a limited variety of products and services, as well as limited printing sophistication. Office superstores offer a variety of products at competitive prices, but provide limited personalization and customization. We are aware of numerous independent companies or divisions of companies offering printed products and business supplies to small businesses through the internet, direct mail, distributors or a direct sales force.

In business services, the competitive factors include the breadth, quality and ease of use of web and other services, professional and technical support service, price, established brand and responsiveness of customer support.

In the check printing portion of the payments industry, we face considerable competition from several other check printers, and we expect competition to remain intense as check usage continues to decline and financial institutions continue to consolidate. We also face competition from check printing software vendors and from internet-based sellers of checks and related products. Moreover, the check product must compete with alternative payment methods, including credit cards, debit cards, automated teller machines and electronic payment systems.

In the financial institution check printing business there are two large primary providers, one of which is Deluxe. The principal factors on which we compete are product and service breadth, price, quality and check merchandising program management. From time to time, some of our check printing competitors have reduced the prices of their products during the selection process in an attempt to gain greater volume. The corresponding pricing pressure placed on us has resulted in reduced profit margins and some shifts of business. Continuing pricing pressure will likely result in additional margin compression. Additionally, product discounts in the form of cash incentives payable to financial institutions upon contract execution have been a practice within the industry since the late 1990's. Both the number of financial institution clients requesting these payments and the size of the payments has fluctuated significantly in recent years. These up-front payments negatively impact check printers' cash flows in the short-term and may result in additional pricing pressure when the financial institution also negotiates greater product discount levels throughout the term of the contract. Beginning in 2006, we sought to reduce the use of up-front product discounts by structuring new contracts with incentives throughout the duration of the contract.

Seasonality

General economic conditions have an impact on our business and financial results. From time to time, the markets in which we sell our products and services experience weak economic conditions that negatively impact revenue. We experience seasonal trends in selling some of our products. For example, holiday card sales and stored value gift cards typically are stronger in the fourth quarter of the year, and sales of tax forms are stronger in the first quarter of the year.

Raw Materials and Supplies

The principal raw materials used in producing our main products are paper, plastics, ink, cartons and printing plate material, which we purchase from various sources. We also purchase some stock business forms produced by third parties. We believe that we will be able to obtain an adequate supply of materials from current or alternative suppliers.

Governmental Regulation

We are subject to regulations implementing the privacy and information security requirements of the federal financial modernization law known as the Gramm-Leach-Bliley Act and other federal regulation and state law on the same subject. These laws and regulations require us to develop, implement and maintain policies and procedures to protect the security and confidentiality of consumers' nonpublic personal information. We are also subject to additional requirements in certain of our contracts with financial institution clients, which are often more restrictive than the regulations. These regulations and agreements limit our ability to use or disclose nonpublic personal information for other than the purposes originally intended. This could have the effect of limiting business opportunities.

Congress and many states have passed and are considering additional laws or regulations that, among other things, restrict the use, purchase, sale or sharing of nonpublic personal information about consumers and business customers. Laws and regulations may be adopted in the future with respect to the internet, e-commerce or marketing practices generally relating to consumer privacy. Such laws or regulations may impede the growth of the internet and/or use of other sales or marketing vehicles. For example, new privacy laws could decrease traffic to our websites, decrease telemarketing opportunities and increase the cost of obtaining new customers. We do not expect that changes to these laws and regulations will have a significant impact on our business in 2009.

Intellectual Property

We rely on a combination of trademark and copyright laws, trade secret and patent protection and confidentiality and license agreements to protect our trademarks, software and other intellectual property. These protective measures afford only limited protection. Despite our efforts to protect our intellectual property, third parties may infringe or misappropriate our intellectual property or otherwise independently develop substantially equivalent products or services which do not infringe on our intellectual property rights. In addition, check designs exclusively licensed from third parties account for a portion of our revenue. These license agreements generally average three years in duration. There can be no guarantee that such licenses will be available to us indefinitely or under terms that would allow us to continue to sell the licensed products profitably.

EMPLOYEES

As of December 31, 2008, we employed 6,591 employees in the United States and 581 employees in Canada. None of our employees are represented by labor unions, and we consider our employee relations to be good.

AVAILABILITY OF COMMISSION FILINGS

We make available through the Investor Relations section of our website, www.deluxe.com, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to these reports filed or furnished pursuant to section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after these items are electronically filed with or furnished to the Securities and Exchange Commission (SEC). These reports can also be accessed via the SEC website, www.sec.gov, or via the SEC's Public Reference Room located at 100 F Street N.E., Washington, D.C. 20549. Information concerning the operation of the SEC's Public Reference Room can be obtained by calling 1-800-SEC-0330.

A printed copy of this report may be obtained without charge by calling 651-787-1068, by sending a written request to the attention of Investor Relations, Deluxe Corporation, P.O. Box 64235, St. Paul, Minnesota 55164-0235, or by sending an email request to investorrelations@deluxe.com.

CODE OF ETHICS AND CORPORATE GOVERNANCE GUIDELINES

We have adopted a Code of Ethics and Business Conduct which applies to all of our employees and our board of directors. The Code of Ethics and Business Conduct is available in the Investor Relations section of our website, www.deluxe.com, and also can be obtained free of charge upon written request to the attention of Investor Relations, Deluxe Corporation, P.O. Box 64235, St. Paul, Minnesota 55164-0235. Any changes or waivers of the Code of Ethics and Business Conduct will be disclosed on our website. In addition, our Corporate Governance Guidelines and the charters of the Audit, Compensation, Corporate Governance and Finance Committees of our board of directors are available on our website or upon written request.

EXECUTIVE OFFICERS OF THE REGISTRANT

Our executive officers are elected by the board of directors each year. The following summarizes our executive officers and their positions.

Name	Age	Present Position	Executive Officer Since
Anthony Scarfone	47	Senior Vice President, General Counsel and Secretary	2000
Terry Peterson	44	Vice President, Investor Relations and Chief Accounting Officer	2005
Richard Greene	44	Senior Vice President, Chief Financial Officer	2006
Lynn Koldenhoven	42	Vice President, Sales and Marketing Direct-to-Consumer	2006
Lee Schram	47	Chief Executive Officer	2006
Pete Godich	44	Vice President, Fulfillment	2008
Julie Loosbrock	49	Senior Vice President, Human Resources	2008
Malcolm McRoberts	44	Senior Vice President, Chief Information Officer	2008
Tom Morefield	46	Senior Vice President, Financial Services Segment Leader	2008
Laura Radewald	48	Vice President, Brand, Experience and Media Relations	2008

Anthony Scarfone joined us in September 2000 as senior vice president, general counsel and secretary.

Terry Peterson was named vice president of investor relations in October 2006. From May 2006 to September 2006, Mr. Peterson served as interim Chief Financial Officer and was named chief accounting officer in March 2005. Mr. Peterson joined us in September 2004 and served as director of internal audit until March 2005. From August 2002 until August 2004, Mr. Peterson was vice president and controller of the GCS Services Division of Ecolab, Inc., a worldwide developer and marketer of premium cleaning and sanitation products.

Richard Greene joined us as senior vice president, chief financial officer in October 2006. From April 2005 to April 2006, Mr. Greene served as chief financial officer of the plastics and adhesives segment of Tyco International Ltd., which was renamed Covalence Specialty Materials Corp. upon divestiture. From October 2003 to April 2005, Mr. Greene was vice president and chief financial officer of the Tyco Plastics unit of Tyco International Ltd.

Lynn Koldenhoven was named vice president, sales and marketing direct-to-consumer in October 2006. Prior to this, Ms. Koldenhoven held a variety of positions within Direct Checks, including: interim vice president from February 2006 to October 2006, executive director of marketing from March 2004 to January 2006 and director of core marketing from July 2003 to March 2004.

Lee Schram joined us as chief executive officer in May 2006. From March 2003 to April 2006, Mr. Schram served as senior vice president of the Retail Solutions Division of NCR Corporation (NCR), a leading global technology company.

Pete Godich was named vice president, fulfillment in May 2008. From December 2006 to May 2008, Mr. Godich was vice president of marketing and sales operations. From April 2006 to December 2006, Mr. Godich was vice president of supply chain. Prior to this, Mr. Godich served as vice president, customer care from March 2003 to April 2006.

Julie Loosbrock was named senior vice president, human resources in September 2008. Prior to this, Ms. Loosbrock held several leadership positions within human resources, most recently serving as vice president, human resources – strategic business partners from September 2003 to September 2008.

Malcolm McRoberts joined us as senior vice president, chief information officer in May 2008. Prior to this, Mr. McRoberts held a variety of leadership positions at NCR, including vice president of operations for the retail, hospitality and self-service division from August 2004 to May 2008 and vice president of operations, enterprise re-engineering from April 2001 to August 2004. NCR is a leading global technology company.

Tom Morefield was named senior vice president, financial services segment leader in September 2008. Prior to this, Mr. Morefield served as vice president, sales and customer channels from November 2006 to September 2008, vice president, sales and sales support from March 2004 to November 2006 and national director of sales, community market within our Financial Services segment from October 2002 to March 2004.

Laura Radewald was named vice president, brand, experience and media relations in September 2008. Ms. Radewald joined us in October 2007 and served as vice president, enterprise brand until September 2008. From November 2005 to September 2007, Ms. Radewald operated her own marketing consulting practice. From November 2001 to November 2005, she served as vice president of marketing for Myriad Development, Inc., a software company that provides underwriting automation and intelligence solutions to the property and casualty, government and mortgage markets.

Item 1A. Risk Factors.

Our business, consolidated results of operations, financial condition and cash flows could be adversely affected by various risks and uncertainties. These risks include, but are not limited to, the principal factors listed below and the other matters set forth in this Annual Report on Form 10-K. Additional risks not presently known to us, or that we currently deem immaterial, may also impair our business, results of operations, financial condition and cash flows. You should carefully consider all of these risks before making an investment in our common stock.

Weak economic conditions within the United States and globally could continue to have an adverse effect on our operating results and could result in additional impairment charges.

For most of 2008, financial markets globally have experienced disruption, including, among other things, extreme volatility in security prices, severely diminished liquidity and credit availability, ratings downgrades of certain investments and declining valuations of others. Governments have taken unprecedented actions intended to address extreme market conditions that, among other concerns, include severely restricted credit. Largely as a result of these disruptions in financial markets, most analysts believe the global economy has entered a potentially prolonged recession. These economic developments may adversely affect businesses like ours in a number of ways, such as:

- The rate of small business formations, small business confidence, consumer spending and employment levels, as well as energy costs, all have an impact on our businesses. Below average small business optimism and a decline in small business formations negatively impacted our results of operations in Small Business Services in 2008, and we expect this trend to continue, and possibly worsen, through 2009. Consumer spending and employment levels also trended negatively during 2008, resulting in some negative impact in our personal check businesses. A prolonged downturn in general economic conditions could result in additional declines in our revenue and profitability.
- The failure of one or more of our larger financial institution clients, or large portions of our customer base, could adversely affect our operating results. In addition to the possibility of losing a significant contract, the inability to recover contract acquisition costs paid to one or more of our larger financial institution clients, or the inability to collect accounts receivable or contractually required contract termination payments from these financial institution clients, could have a significant negative impact on our consolidated results of operations.
- There may be an increase in financial institution mergers and acquisitions during this period of economic uncertainty. Such an increase could adversely affect our operating results. Often the newly combined entity seeks to reduce costs by leveraging economies of scale in purchasing, including its check supply contracts. This results in check providers competing intensely on price in order to retain not only their previous business with one of the financial institutions, but also to gain the business of the other party in the merger/acquisition. Financial institution mergers and acquisitions can also impact the duration of our contracts. Normally, the length of our contracts with financial institutions ranges from three to five years. However, contracts are sometimes renegotiated or bought out mid-term due to a consolidation of financial institutions.
- The effects of the recent economic downturn on our expected operating results and the broader U.S. market resulted in a significant reduction in our share price and led to asset impairment charges in 2008 related to trade names in our Small Business Services segment. Both before and after December 31, 2008, our common stock traded at prices lower than the December 31, 2008 closing stock price of $14.96. If such a decline in our stock price occurs in the future for a sustained period, it may be indicative of a further decline in our fair value and would likely require us to record an impairment charge for a portion of the $40.2 million of goodwill allocated to one of our reporting units. Accordingly, we believe that a non-cash goodwill impairment charge related to this reporting unit and/or further impairment charges related to our indefinite-lived trade name are reasonably possible in the future. This reporting unit had a calculated fair value which exceeded its carrying value by $2.7 million as of December 31, 2008 and our indefinite-lived trade name had a carrying value of $24.0 million as of December 31, 2008. The credit agreement governing our committed line of credit requires us to maintain a ratio of earnings before interest and taxes to interest expense of 3.0 times, as measured quarterly on an aggregate basis for the preceding four quarters. Significant impairment charges in the future could impact our ability to comply with this debt covenant, in which case, our lenders could demand immediate repayment of amounts outstanding under our line of credit. Although we would have remained in compliance with this debt covenant even if our reported pre-tax earnings for 2008 had been $52 million lower than we reported, we cannot provide definitive assurance regarding our continued compliance with this debt covenant.

The severity and length of the present disruptions in the financial markets and recession in the global economy are unknown. There can be no assurance that there will not be a further deterioration in financial markets and in general business conditions.

Our ability to reduce costs is critical to our success.

The intense competition we face compels us to continually improve our operating efficiency in order to maintain or improve profitability. We intend to continue to reduce expenses, primarily within our shared services functions of fulfillment, information technology, real estate, finance, human resources and legal. We also expect to continue to simplify our business processes and reduce our cost and expense structure. These initiatives have required and will continue to require up-front expenditures related to items such as redesigning and streamlining processes, consolidating information technology platforms, standardizing technology applications and improving real estate utilization. We can provide no assurance that we will achieve our anticipated cost reductions or that we will do so without incurring unexpected or greater than anticipated expenditures. Moreover, we may find that we are unable to achieve our business simplification and cost reduction goals without disruption to our business and, as a result, may choose to delay or forego certain cost reductions as business conditions require. Failure to meet our planned cost reduction targets would adversely affect our results of operations and could adversely affect our prospects if we are unable to remain competitive.

We may not be successful at implementing our growth strategies within Small Business Services.

We continue to execute strategies intended to drive sustained growth within Small Business Services. We are continuing to invest in several key enablers to achieve our strategies, including continuing to improve our e-commerce capabilities, implementing an integrated platform for our various brands, improving our customer analytics, focusing on key customer segments and improving our merchandising. We expect to drive growth as we obtain a greater portion of our revenue from higher growth annuity-based business services, including web hosting and other web services, business networking and payroll. All of these initiatives have required and will continue to require investment. Small Business Services revenue decreased in 2008, as compared to 2007, as the impact of economic conditions more than offset any favorability resulting from our growth strategies. We can provide no assurance that our growth strategies will be successful in the long-term and result in a positive return on our investment. Also, negative impacts resulting from the other risk factors described herein may offset or more than offset the benefit realized from our growth strategies.

We face intense competition in all areas of our business.

Although we are one of the leading check printers in the United States, we face considerable competition. In addition to competition from alternative payment methods, we also face intense competition from another check printer in our traditional financial institution sales channel, from direct mail sellers of personal checks, from sellers of business checks and forms, from check printing software vendors and from internet-based sellers of checks to individuals and small businesses. Additionally, low price, high volume office supply chain stores offer standardized business forms, checks and related products to small businesses. We also face intense competition with our business services offerings. We can provide no assurance that we will be able to compete effectively against current and future competitors. Continued competition could result in additional price reductions, reduced profit margins, loss of customers and an increase in up-front cash payments to financial institutions upon contract execution or renewal, which would have a material adverse effect on our results of operations and cash flows.

Small Business Services' standardized business forms and related products face technological obsolescence and changing customer preferences.

Continual technological improvements have provided small business customers with alternative means to enact and record business transactions. For example, because of the lower price and higher performance capabilities of personal computers and related printers, small businesses now have an alternate means to print many business forms. Additionally, electronic transaction systems and off-the-shelf business software applications have been designed to replace pre-printed business forms products. If small business preferences change rapidly and we are unable to develop new products and services with comparable profit margins, our results of operations could be adversely affected.

The check printing portion of the payments industry is mature and, if check usage declines faster than expected, it could have a material adverse impact on our operating results.

Check printing is, and is expected to continue to be, an essential part of our business, representing 65.4% of our consolidated revenue in 2008. We sell checks for personal and small business use and believe that there will continue to be a substantial demand for these checks for the foreseeable future. However, the total number of checks written in the United States has been in decline since the mid-1990s. According to our estimates, the total number of checks written by individuals and small businesses is declining approximately four to six percent each year, although the declines were greater in 2008, we believe, due to the economic recession and instability in the financial services industry. We believe that the number of checks written will continue to decline due to the increasing use of alternative payment methods, including credit cards, debit cards, automated teller machines, direct deposit and electronic and other bill paying services. However, the rate and the extent to which alternative payment methods will achieve acceptance and replace checks, whether as a result of legislative developments, personal preference or otherwise, cannot be predicted with certainty. A surge in the popularity of any of these alternative payment methods, or our inability to successfully offset the decline in check usage with other sources of revenue, could have a material adverse effect on our business, results of operations and prospects.

Consolidation among financial institutions has, and may continue to, adversely affect the pricing of our products and may result in the loss of clients.

The number of financial institutions has declined due to consolidation in the financial services industry. Margin pressures arise from such consolidation as merged entities seek to reduce costs by leveraging economies of scale, including their check supply contracts. The increase in general negotiating leverage possessed by such consolidated entities has resulted in contracts which are not as favorable to us as those historically negotiated with these clients, and in some cases, has resulted in the loss of clients to competitors. Although we devote considerable effort toward the development of a competitively-priced, high-quality suite of products and services for the financial services industry, there can be no assurance that significant financial institution clients will be retained or that the loss of a significant client can be offset through the addition of new clients or by expanded sales to our remaining clients.

Continuing softness in direct mail response rates could have a further adverse impact on our operating results.

Our Direct Checks segment and portions of our Small Business Services segment have experienced declines in response rates related to direct mail promotional materials. We believe that media response rates are declining across a wide variety of products and services. Additionally, we believe that our declines are attributable to the general decline in check usage and the gradual obsolescence of standardized forms products. In an attempt to offset these impacts, we continue to modify our marketing and sales efforts and have recently shifted a greater portion of our advertising investment to the internet. Competitive pressure may inhibit our ability to reflect increased costs in the prices of our products and new marketing strategies may not be successful. We can provide no assurance that we will be able to offset the decline in response rates, even with additional marketing and sales efforts.

The inability to secure adequate advertising placements could have an adverse impact on our operating results.

The profitability of our Direct Checks segment depends in large part on our ability to secure adequate advertising media placements at acceptable rates. We can provide no assurance regarding the future cost, effectiveness and/or availability of suitable advertising media. In addition, future legislation could affect our ability to advertise via direct mail. Congress enacted a federal "Do Not Call" registry in response to consumer backlash against telemarketers and is contemplating enacting "anti-spam" legislation in response to consumer complaints about unsolicited e-mail advertisements. If anti-spam legislation is enacted and/or if similar legislation is enacted for direct mail advertisers, we may be unable to sustain our current levels of profitability. In addition, many Direct Checks customers access our websites through internet search engines. During 2008, our results of operations were adversely affected by a dominant search engine's decision to limit our internet advertising based upon its revised advertising policies. As we analyze our overall advertising strategy, we may have to resort to more costly resources to replace this internet traffic, which would adversely affect our results of operations.

We face uncertainty with respect to recent and future acquisitions.

During 2008, we acquired Hostopia.com Inc., PartnerUp, Inc., and Logo Design Mojo, Inc. with the intention of increasing sales of higher-growth annuity-based business services. The integration of any acquisition involves numerous risks, including: difficulties in assimilating operations and products; diversion of management's attention from other business concerns; potential loss of key employees; potential exposure to unknown liabilities; and possible loss of our clients and customers or the clients and customers of the acquired businesses. One or more of these factors could impact our ability to successfully integrate an acquisition and could negatively affect our results of operations.

In regard to future acquisitions, we cannot predict whether suitable acquisition candidates can be acquired on acceptable terms or whether any acquired products, technologies or businesses will contribute to our revenue or earnings to any material extent. Significant acquisitions typically result in additional contingent liabilities or debt and/or additional amortization expense related to acquired intangible assets, and thus, could adversely affect our business, results of operations and financial condition.

Declines in the equity markets could affect the value of our postretirement benefit and pension plan assets, which could adversely affect our operating results and cash flows.

The assets of our postretirement benefit and pension plans are valued at fair value using quoted market prices. Investments, in general, are subject to various risks, including credit, interest and overall market volatility risks. During 2008, the equity markets saw a significant decline in value. As such, the fair values of our plan assets decreased significantly from December 31, 2007. This materially affected the funded status of the plans and will result in higher postretirement benefit expense in 2009. Although our obligation is limited to funding benefits as they become payable, continued declines in the fair value of these assets would result in further expense increases, as well as the need to contribute increased amounts of cash to fund benefits payable under the plans.

The cost and availability of materials, delivery services and energy could adversely affect our operating results.

We are subject to risks associated with the cost and availability of paper, plastics, ink, other raw materials, delivery services and energy. Postal rates increased in 2007 and 2008 and fuel costs have fluctuated over the past several years. Additionally, there are relatively few paper suppliers. As such, when our suppliers increase paper prices, as they have indicated will be the case in 2009, we may not be able to obtain better pricing from alternative suppliers. Competitive pressures and/or contractual arrangements may inhibit our ability to reflect increased costs in the price of our products.

Paper costs represent a significant portion of our materials cost. Historically, we have not been negatively impacted by paper shortages because of our relationships with various paper suppliers. However, we can provide no assurance that we will be able to purchase sufficient quantities of paper if such a shortage were to occur. Additionally, we depend upon third party providers for delivery services. Events resulting in the inability of these service providers to perform their obligations, such as extended labor strikes, could adversely impact our results of operations by requiring us to secure alternate providers at higher costs.

Forecasts involving future results reflect various assumptions that may prove to be incorrect.

From time to time, we make predictions or forecasts regarding our future results, including, but not limited to, forecasts regarding estimated revenue, earnings per share or cash provided by operating activities. Any forecast regarding our future performance reflects various assumptions which are subject to significant uncertainties and, as a matter of course, may prove to be incorrect. Further, the achievement of any forecast depends on numerous factors which are beyond our control. As a result, we cannot assure you that our performance will be consistent with any management forecasts or that the variation from such forecasts will not be material and adverse. You are cautioned not to base your entire analysis of our business and prospects upon isolated predictions, and are encouraged to use the entire mix of historical and forward-looking information made available by us, and other information affecting us and our products and services, including the factors discussed here.

In addition, independent analysts periodically publish reports regarding our projected future performance. The methodologies we employ in arriving at our own internal projections and the approaches taken by independent analysts in making their estimates are likely different in many significant respects. We expressly disclaim any responsibility to advise analysts or the public markets of our views regarding the accuracy of the published estimates of independent analysts. If you are relying on these estimates, you should pursue your own investigation and analysis of their accuracy and the reasonableness of the assumptions on which they are based.

Security breaches involving customer data, or the perception that e-commerce is not secure, could adversely affect our reputation and business.

We rely on various security procedures and systems to ensure the secure storage and transmission of data. Computer networks and the internet are, by nature, vulnerable to unauthorized access. We cannot provide assurance that misuse of new technologies or advances in criminal capabilities will not compromise or breach our security procedures and systems resulting in unauthorized access and/or use of customer data, including consumers' nonpublic personal information. A security breach could damage our reputation, deter clients and consumers from ordering our products and services, lead to the termination of client contracts and result in claims against us. If we are unsuccessful in defending a lawsuit regarding security breaches, we may be forced to pay damages which could have an adverse effect on our operating results. Additionally, general publicity regarding security breaches at other companies could lead to the perception among the general public that e-commerce is not secure. This could decrease traffic to our websites and foreclose future business opportunities.

We may be unable to maintain our licenses to use third party intellectual property on favorable terms.

Check designs exclusively licensed from third parties account for a portion of our revenue. These license agreements generally average three years in duration. There can be no guarantee that such licenses will be available to us indefinitely or under terms that would allow us to continue to sell the licensed products profitably, which would adversely impact our results of operations.

Interruptions to our website operations or information technology systems could damage our reputation and harm our business.

The satisfactory performance, reliability and availability of our information technology systems are critical to our reputation and our ability to attract and retain customers. We could experience temporary interruptions in our websites, transaction processing systems, network infrastructure, printing production facilities or customer service operations for a variety of reasons, including human error, software errors, power loss, telecommunications failures, fire, flood, extreme weather and other events beyond our control. In addition, our technology, infrastructure and processes may contain undetected errors or design faults which may cause our websites or operating systems to fail. The failure of our systems could adversely affect our business, results of operations and prospects.

We may be unable to protect our rights in intellectual property.

We rely on a combination of trademark and copyright laws, trade secret and patent protection, and confidentiality and license agreements to protect our trademarks, software and other intellectual property. These protective measures afford only limited protection. Despite our efforts to protect our intellectual property, third parties may infringe or misappropriate our intellectual property or otherwise independently develop substantially equivalent products and services which do not infringe on our intellectual property rights. We may be required to spend significant resources to protect our trade secrets and to monitor and police our intellectual property rights. The loss of intellectual property protection or the inability to secure or enforce intellectual property protection could harm our business and ability to compete.

We are dependent upon third party providers for certain significant information technology needs.

We have entered into agreements with third party providers for information technology services, including telecommunications and network server services. In the event that one or more of these providers is not able to provide adequate or timely information technology services, we could be adversely affected. Although we believe that information technology services are available from numerous sources, a failure to perform by one or more of our service providers could cause a disruption in our business while we obtain an alternative source of supply. In addition, the use of substitute third party providers could result in increased expense.

Legislation relating to consumer privacy protection could limit or harm our business.

We are subject to regulations implementing the privacy and information security requirements of the federal financial modernization law known as the Gramm-Leach-Bliley Act and other federal regulation and state law on the same subject. These laws and regulations require us to develop, implement and maintain policies and procedures to protect the security and confidentiality of consumers' nonpublic personal information. We are also subject to additional requirements in certain of our contracts with financial institution clients, which are often more restrictive than the regulations. These regulations and agreements limit our ability to use or disclose nonpublic personal information for other than the purposes originally intended. This could have the effect of limiting business opportunities.

We are unable to predict whether more restrictive legislation or regulation will be adopted in the future. Any future legislation or regulation, or the interpretation of existing legislation or regulation, could have a negative impact on our business, results of operations and prospects. Laws and regulations may be adopted in the future with respect to the internet, e-commerce or marketing practices generally relating to consumer privacy. Such laws or regulations may impede the growth of the internet and/or use of other sales or marketing vehicles. For example, new privacy laws could decrease traffic to our websites, decrease telemarketing opportunities and increase the cost of obtaining new customers.

We may be subject to sales and other taxes which could have an adverse effect on our business.

In accordance with existing state and local tax laws, we currently collect sales, use or other similar taxes in state and local jurisdictions where we have a physical presence. One or more state or local jurisdiction may seek to impose sales tax collection obligations on out-of-state companies which engage in remote or online commerce. Further, tax law and the interpretation of constitutional limitations thereon is subject to change. In addition, any new operations in states where we do not currently have a physical presence could subject shipments of goods by our direct-to-consumer businesses into such states to sales tax under current or future laws. If one or more state or local jurisdiction successfully asserts that we should have collected sales or other taxes in the past but did not, or that we must collect sales or other taxes in the future beyond our current practices, either determination could have a material, adverse affect on our business.

We may be subject to environmental risks.

Our printing facilities are subject to many federal and state regulations designed to protect the environment. We have sold former printing facilities to third parties, and in some instances, have agreed to indemnify the buyer of the facility for certain environmental liabilities. Unforeseen conditions at these facilities could result in additional liability and expense beyond our insurance coverage.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

Our principal executive office is an owned property located in Shoreview, Minnesota. Aside from small sales offices, we occupy 32 facilities throughout the United States and six facilities in Canada where we conduct printing and fulfillment, call center and administrative functions. These facilities are either owned or leased and have a combined floor space of approximately 2.9 million square feet. We believe that our properties are sufficiently maintained and are adequate and suitable for our business needs as presently conducted.

Item 3. Legal Proceedings.

In accordance with Statement of Financial Accounting Standards No. 5, *Accounting for Contingencies*, we record provisions with respect to identified claims or lawsuits when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Claims and lawsuits are reviewed quarterly and provisions are taken or adjusted to reflect the status of a particular matter. We believe the recorded reserves in our consolidated financial statements are adequate in light of the probable and estimable outcomes. Recorded liabilities were not material to our financial position, results of operations and liquidity, and we do not believe that any of the currently identified claims or litigation will materially affect our financial position, results of operations or liquidity.

Item 4. Submission of Matters to a Vote of Security Holders.

None.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Our common stock is traded on the New York Stock Exchange under the symbol DLX. Dividends are declared by our board of directors on a current basis and therefore, may be subject to change in the future, although we currently have no plans to change our $0.25 per share quarterly dividend amount. As of December 31, 2008, the number of shareholders of record was 8,053. The table below shows the per share closing price ranges of our common stock for the past two fiscal years as quoted on the New York Stock Exchange, as well as the quarterly dividend amount for each period.

			Stock price	
	Dividend	High	Low	Close
2008				
Quarter 4	$ 0.25	$ 15.70	$ 7.52	$ 14.96
Quarter 3	0.25	19.59	12.01	14.39
Quarter 2	0.25	24.51	17.66	17.82
Quarter 1	0.25	33.20	18.72	19.21
2007				
Quarter 4	$ 0.25	$ 40.86	$ 28.93	$ 32.89
Quarter 3	0.25	42.49	28.56	36.84
Quarter 2	0.25	44.95	33.38	40.61
Quarter 1	0.25	33.95	25.13	33.53

In August 2003, our board of directors approved an authorization to purchase up to 10 million shares of our common stock. This authorization has no expiration date and 6.5 million shares remain available for purchase under this authorization. We did not repurchase any shares during the fourth quarter of 2008.

While not considered repurchases of shares, we do at times withhold shares that would otherwise be issued under equity-based awards to cover the withholding taxes due as a result of the exercising or vesting of such awards. During the fourth quarter of 2008, we withheld 13,253 shares in conjunction with the vesting and exercise of equity-based awards.

Absent certain defined events of default under our debt instruments, and as long as our ratio of earnings before interest, taxes, depreciation and amortization to interest expense is in excess of two to one, our debt covenants do not restrict us from paying cash dividends at our current rate.

The table below compares the cumulative total shareholder return on our common stock for the last five fiscal years with the cumulative total return of the S&P 400 MidCap Index and the Dow Jones Support Services (DJUSIS) Index.

Comparison of 5 Year Cumulative Total Return
Assumes Initial Investment of $100*
December 2008



$180
$120
$60
$0
2003
2004
2005
2006
2007
2008
Deluxe Corp.
S&P 400 MidCap Index
Dow Jones US Support Services Index

* The graph assumes that $100 was invested on December 31, 2003 in each of Deluxe common stock, the S&P 400 MidCap Index and the DJUSIS Index, and that all dividends were reinvested.

Item 6. Selected Financial Data.

The following table shows certain selected financial data for the five years ended December 31, 2008. This information should be read in conjunction with *Management's Discussion and Analysis of Financial Condition and Results of Operations* appearing in Item 7 of this report and our consolidated financial statements appearing in Item 8 of this report. During the fourth quarter of 2008, our Russell & Miller retail packaging and signage business met the criteria to be classified as discontinued operations in our consolidated financial statements. As such, our results for prior years reflect the reclassification of the results of this business to discontinued operations.

(dollars and orders in thousands, except per share and per order amounts)	2008	2007	2006	2005	2004
Statement of Income Data:					
Revenue[1]	$ 1,468,662	$ 1,588,885	$ 1,619,337	$ 1,694,246	$ 1,555,916
As a percentage of revenue:					
Gross profit	61.4%	63.8%	62.9%	64.9%	66.0%
Selling, general and administrative expense	45.7%	46.8%	47.6%	47.0%	43.4%
Operating income	14.2%	17.0%	12.3%	18.0%	22.3%
Operating income	$ 209,234	$ 269,904	$ 198,544	$ 304,328	$ 347,492
Income from continuing operations	105,872	145,117	100,838	157,943	198,985
Per share – basic	2.08	2.82	1.98	3.12	3.97
Per share – diluted	2.05	2.79	1.96	3.10	3.94
Cash dividends per share	1.00	1.00	1.30	1.60	1.48
Balance Sheet Data:					
Cash and cash equivalents	$ 15,590	$ 21,615	$ 11,599	$ 6,867	$ 15,492
Return on average assets	8.4%	11.6%	7.5%	10.8%	19.2%
Total assets	$ 1,218,985	$ 1,210,755	$ 1,267,132	$ 1,425,875	$ 1,499,079
Long-term obligations[2]	775,336	776,840	903,121	954,164	980,207
Total debt	853,336	844,040	1,015,781	1,166,510	1,244,207
Statement of Cash Flows Data:					
Net cash provided by operating activities of continuing operations	$ 198,487	$ 245,075	$ 238,895	$ 178,591	$ 308,148
Net cash used by investing activities of continuing operations	(135,773)	(10,929)	(32,884)	(55,834)	(670,805)
Net cash (used) provided by financing activities of continuing operations	(67,681)	(224,890)	(204,587)	(142,816)	369,963
Purchases of capital assets	(31,865)	(32,286)	(41,012)	(55,570)	(43,785)
Payments for acquisitions, net of cash acquired	(104,879)	(2,316)	(16,521)	(2,888)	(624,859)
Payments for common shares repurchased	(21,847)	(11,288)	—	—	(26,637)
Other Data (continuing operations):					
Orders[3]	62,823	64,753	64,670	65,070	76,213
Revenue per order[3]	$ 23.38	$ 24.54	$ 25.04	$ 26.04	$ 20.42
Number of employees	7,172	7,910	8,728	8,617	8,852
Number of printing/fulfillment facilities	21	22	23	20	19
Number of call center facilities	14	14	17	18	18

[1] Our results of operations were impacted by the acquisition of New England Business Service, Inc. (NEBS) on June 25, 2004. NEBS contributed revenue of $671.2 million in 2005 and $363.2 million in 2004. We are not able to quantify NEBS revenue for 2006 through 2008 or its contribution to operating income because of its integration with our other businesses.

[2] Long-term obligations include both the current and long-term portions of our long-term debt obligations, including capital leases.

[3] Orders is our company-wide measure of volume. When portions of a customer order are on back-order, one customer order may be fulfilled via multiple shipments. Generally, an order is counted when the last item ordered is shipped to the customer. Orders and revenue per order in 2008 were impacted by the acquisition of Hostopia.com Inc. (Hostopia) in August 2008 because each monthly customer billing for service fees is considered to be an order. Hostopia orders in 2008, post-acquisition, were 1,500 and revenue per order was $8.36.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

EXECUTIVE OVERVIEW

Our business is organized into three segments: Small Business Services, Financial Services and Direct Checks. Our Small Business Services segment generated 57.9% of our consolidated revenue for 2008. This segment has sold business checks, printed forms, promotional products, web services, marketing materials and related services and products to more than six million small businesses and home offices in the past five years through direct response marketing, financial institution referrals, independent distributors, the internet and sales representatives. Of the more than six million customers we have served in the past five years, nearly four million have ordered our products or services in the last 24 months. Our Financial Services segment generated 29.3% of our consolidated revenue for 2008. This segment sells personal and business checks, check-related products and services, customer loyalty, retention and fraud monitoring and protection services, and stored value gift cards to approximately 6,500 financial institution clients nationwide, including banks, credit unions and financial services companies. Our Direct Checks segment generated 12.8% of our consolidated revenue for 2008. This segment is the nation's leading direct-to-consumer check supplier, selling under the Checks Unlimited®, Designer® Checks and Checks.com brand names. Through these brands, we sell personal and business checks and related products and services directly to consumers using direct response marketing and the internet. We operate primarily in the United States. Small Business Services also has operations in Canada and Europe.

Our business was negatively impacted in 2008 by the effects of a severe downturn in the economy and by the continued turmoil in the financial services sector. We have experienced a reduction in demand for many of our products in Small Business Services, and check orders from several of our financial institutions have been lower due to uncertainty related to government bailouts and consolidations. At the same time, we have accelerated many of our cost reduction actions and have identified new opportunities to improve our operating cost structure. In addition, we have continued to invest in our transformation with acquisitions that bring higher growth business service offerings into our portfolio. We are focused on capitalizing on these transformational opportunities available to us in this difficult environment and believe that we will be better positioned to deliver increasingly better margins once the economy begins to recover.

Our net income for 2008, as compared to 2007, benefited from the following:

- Various management initiatives to reduce our cost structure, primarily within sales and marketing, information technology and manufacturing;
- A significant reduction in employee-related costs, primarily performance-based employee compensation; and
- Higher revenue per order in Direct Checks, primarily from price increases and increased sales of fraud protection services.

These benefits were more than offset by the following:

- Lower volume driven by unfavorable economic conditions, primarily affecting Small Business Services, and the continuing decline in check usage and advertising response rates, as well as non-recurring financial institution conversion activity in 2007;
- Restructuring charges and related costs in 2008 resulting from our cost reduction initiatives;
- Impairment charges in 2008 related to Small Business Services trade names and discontinued operations;
- Increased manufacturing costs, including higher delivery-related costs due to mid-2007 and 2008 postal rate increases and fuel surcharges in 2008, as well as higher materials costs due to an unfavorable product mix; and
- Lower revenue per order in Financial Services, despite a price increase in October 2008, due to this segment's competitive pricing environment.

Our Strategies

Small Business Services – Our focus within Small Business Services is to grow revenue and increase operating margin by continuing to implement the following strategies:

- Acquire new customers by leveraging customer referrals that we receive from our financial institution clients and from other marketing initiatives such as e-commerce and direct mail;
- Increase our share of the amount small businesses spend on the products and services in our portfolio;
- Expand in higher growth areas such as full color, web-to-print, imaging and business services, including payroll, fraud protection, web hosting and other web services, business networking and logo design; and
- Continue to optimize our cost and expense structure.

We are continuing to invest in several key enablers to achieve our strategies and reposition Small Business Services as not just a provider of printed products, but also a provider of higher-growth business services. These key enablers include continuing to improve our e-commerce capabilities, implementing an integrated platform for our various brands, improving our customer analytics, focusing on key customer segments and improving our merchandising. We have refreshed our existing product offerings and have already improved some of our newer service offerings, which we believe creates a more valuable suite of products and services. We have acquired companies which allow us to expand our custom, full color, digital and web-to-print offerings, as well as web hosting and other web services, logo design and business networking services. We expect to drive growth as we obtain a greater portion of our revenue from higher growth annuity-based business services.

In August 2008, we completed the acquisition of Hostopia.com Inc. (Hostopia) in a cash transaction for $99.4 million, net of cash acquired. Hostopia is a provider of web services that enable small businesses to establish and maintain an internet presence. Hostopia's revenue for its fiscal year ended March 31, 2008 was $27.8 million, an increase of 24% from its previous year amount. Hostopia also provides email marketing, fax-to-email, mobility synchronization and other services. It provides a unified, scaleable, web-enabled platform that better positions us to obtain orders for a wider variety of products, including checks, forms, business cards and full-color, digital and web-to-print offerings, as well as imaging and other printed products. Hostopia operates primarily in the United States and Canada. Also during 2008, we acquired the assets of PartnerUp, Inc. (PartnerUp), Logo Design Mojo, Inc. (Logo Mojo) and Yoffi Digital Press (Yoffi) for an aggregate cash amount of $5.5 million. PartnerUp is an online community that is designed to connect small businesses and entrepreneurs with resources and contacts to build their businesses. Logo Mojo is a Canadian-based online logo design firm and Yoffi is a commercial digital printer specializing in custom marketing material.

During 2008, we introduced the www.ShopDeluxe.com website, our new customer facing e-commerce platform. This website, along with our www.Deluxe.com website, will serve as a platform for improved e-commerce capability. We intend to consolidate our Deluxe Marketing Store website into ShopDeluxe.com to further improve the customer experience, and we have identified opportunities to expand sales to our existing customers and acquire new customers. Also important to our growth are the small business customer referrals we receive from our Deluxe Business Advantage® program, which provides a fast and simple way for financial institutions to offer expanded personalized service to small businesses. Our relationships with financial institutions are important in helping us serve customer segments more deeply, such as contractors, professional services providers and banks and credit unions.

Financial Services – Our strategies within Financial Services are as follows:

- Continue to maintain core check revenue streams and acquire new clients;
- Provide services and products that differentiate us from the competition and make us a more relevant business partner to our financial institution clients by helping them grow core deposits; and
- Continue to simplify our business model and optimize our cost and expense structure.

We proactively extended several check contracts during 2008 and will continue our focus on acquiring new clients during 2009. We are also leveraging our loyalty, retention, market intelligence and fraud monitoring and protection offers, as well as our Deluxe Business Advantage program. The Deluxe Business Advantage program is designed to maximize financial institution business check programs by offering the products and services of our Small Business Services segment to small businesses through a number of service level options. The revenue from these additional products and services is reflected in our Small Business Services segment.

In our efforts to expand beyond check-related products, we have introduced several services and products that focus on customer loyalty and retention, as well as fraud monitoring and protection. Following are some examples:

- Deluxe ID TheftBlock® – a set of fraud monitoring and recovery services that provides assistance to consumers in detecting and recovering from identity theft.
- Welcome Home℠ Tool Kit – a start–to–finish package for financial institution branch offices that captures best practices for securing lasting loyalty among customers by focusing on the first 90 days of the relationship.
- Deluxe Calling℠ – an outbound calling program aimed at helping financial institutions generate new organic revenue growth and reduce attrition.

We expect providing products and services that differentiate us from the competition will help offset the decline in check usage and the pricing pressures we are experiencing in our check programs. As such, we are also focused on accelerating the pace at which we introduce new products and services. In addition to these value-added services, we continue to offer our Knowledge Exchange™ Series, a suite of resources and events for our financial institution clients focused on the customer experience.

Direct Checks – Our strategies within Direct Checks are as follows:

- Optimize cash flow;
- Maximize the lifetime value of customers by selling new features, accessories and products; and
- Continue to lower our cost and expense structure.

We intend to optimize the cash flow generated by this segment by continuing to lower our cost and expense structure in all functional areas, particularly in the areas of marketing and fulfillment. We will continue to actively market our products and services through targeted advertising and will focus a greater portion of our investment in the e-commerce channel. Additionally, we continue to explore avenues to increase sales to existing customers. For example, we have had success with the EZShield™ product, a check protection service that provides reimbursement to consumers for forged signatures or endorsements and altered checks.

Cost Reduction Initiatives

We are pursuing aggressive cost reduction and business simplification initiatives, including: reducing shared services infrastructure costs; streamlining our call center and fulfillment activities; eliminating system and work stream redundancies; and strengthening our ability to quickly develop new products and services and bring them to market. We believe significant cost reduction opportunities exist in the reduction of stock keeping units (SKUs), the standardization of products and services and improvements in sourcing third-party goods and services. In addition, we closed one customer call center during the third quarter of 2008 and one printing facility in December 2008, and we plan to close five additional printing facilities and one customer call center in 2009. These and other actions since 2006 collectively are expected to reduce our annual cost structure by at least $300 million, net of required investments, by the end of 2010. The baseline for these anticipated savings is the annual diluted earnings per share guidance for 2006 of $1.41 to $1.51, which we provided in our press release on July 27, 2006 regarding second quarter 2006 results. We expect all three of our business segments to benefit from cost reductions. We estimate that approximately 40% of the $300 million target will come from reorganizing our sales and marketing functions and that another 30% of the target will come from our shared services infrastructure organizations of information technology, real estate, finance, human resources and legal. We expect information technology will provide the greatest percentage of these savings through lowering data center costs, improving mainframe and server utilization and reducing the cost of networking and voice communications. We also estimate that approximately 30% of the $300 million target will come from fulfillment, including manufacturing and supply chain. Overall, approximately one-third of the savings are expected to affect cost of goods sold, with the remaining two-thirds impacting selling, general and administrative (SG&A) expense.

Through December 31, 2008, we estimate that we have realized approximately $155 million of our $300 million target. We anticipate that we will realize an additional $90 million in 2009 and the remaining $55 million in 2010.

Outlook for 2009

We anticipate that consolidated revenue from continuing operations will be between $1.3 billion and $1.4 billion for 2009, as compared to $1.47 billion for 2008. We expect that current economic conditions will continue to adversely affect volumes in Small Business Services and drive a mid-single to low-double digit decline in revenue despite modest contributions from our e-commerce initiatives and revenue from the Hostopia and PartnerUp acquisitions. In Financial Services, we expect an acceleration of check order declines to approximately six to seven percent given the turmoil in the financial services industry. We expect the related revenue pressure to be partially offset by a price increase implemented in the fourth quarter of 2008, as well as a modest contribution from our loyalty, retention, monitoring and protection offers. We expect the revenue decline in Direct Checks to be in the double digits, driven by the decline in check usage and the weak economy which is negatively impacting our ability to sell additional products. The upper end of our outlook assumes the current economic trends do not improve throughout the year and that we benefit only a modest amount from our revenue growth initiatives. The lower end of our outlook assumes a further deterioration in the economy throughout the year.

We expect that 2009 diluted earnings per share will be between $1.91 and $2.31, which includes an estimated $0.04 per share for restructuring activities, compared to $1.97 for 2008. We expect that continued progress with our cost reduction initiatives, as well as the impact of restructuring and asset impairment charges in 2008, will be partially offset by the revenue decline, as well as an estimated $20 million increase in performance-based employee compensation, an estimated $12 million increase in material and delivery costs and an estimated $12 million increase in employee and retiree medical expenses. Our outlook also reflects a wage freeze in 2009 which avoids an $8 million increase in our expense structure. We estimate that our annual effective tax rate for 2009 will be approximately 35%, compared to 33.9% in 2008.

We anticipate that net cash provided by operating activities of continuing operations will be between $175 million and $200 million in 2009, compared to $198 million in 2008. We anticipate that lower performance-based compensation payments in 2009, as well as working capital improvements, will be partially offset by increased restructuring-related payments. We estimate that capital spending will be approximately $40 million in 2009 as we plan to expand our use of digital printing technology and invest in manufacturing productivity and revenue growth initiatives.

We funded our acquisitions in 2008 through cash and borrowings on our credit facilities. Additionally, we repurchased $21.8 million of common stock in 2008. Even with these actions, we believe that we continue to have reasonable access to capital in order to fund operations and execute our strategies in 2009. With no long-term debt maturities until 2012, we are focused on a disciplined approach to capital deployment that balances the need to continue investing in initiatives to drive revenue growth, including small acquisitions, with our focus on reducing debt. Although we have periodically repurchased shares in the recent past, our focus in 2009 will be to further reduce our debt. We anticipate that our board of directors will maintain our current dividend level. However, dividends are approved by the board of directors on a quarterly basis and thus, are subject to change.

BUSINESS CHALLENGES/MARKET RISKS

Market for checks and business forms

The market for our two largest products, checks and business forms, is very competitive. These products are mature and their use has been declining. According to our estimates, the total number of checks written in the United States has been in decline as a result of alternative payment methods, including credit cards, debit cards, automated teller machines and electronic payment systems. According to a Federal Reserve study released in December 2007, approximately 33 billion checks are written annually. This includes checks which are converted to automated clearing house (ACH) payments. The check remains the largest single non-cash payment method in the United States, accounting for approximately 35% of all non-cash payment transactions. This is a reduction from the Federal Reserve study released in December 2004 when checks accounted for approximately 45% of all non-cash payment transactions. The Federal Reserve estimates that checks written declined approximately four percent per year between 2003 and 2006. According to our estimates, the use of business checks is declining at a rate of approximately four to six percent per year, although the decline, we believe, was greater in 2008 due to the economic recession and instability in the financial services industry. The total transaction volume of all electronic payment methods exceeds check payments, and we expect that to continue. In addition to the decline in check usage, the use of business forms is also under pressure. Continued technological improvements have provided small business customers with alternative means to enact and record business transactions. For example, off-the-shelf business software applications and electronic transaction systems have been designed to replace pre-printed business form products.

Financial institution clients

Because check usage is declining and financial institutions are consolidating, we have been encountering significant pricing pressure when negotiating contracts with our financial institution clients. Our traditional financial institution relationships are typically formalized through supply contracts averaging three to five years in duration. As we compete to retain and acquire new financial institution business, the resulting pricing pressure, combined with declining check usage in the marketplace, has reduced our revenue and profit margins. We expect this trend to continue.

Continued turmoil in the financial services industry, including further bank failures and consolidations, could have a significant impact on our consolidated results of operations if any of the following were to occur:

- We could lose a significant contract, which would have a negative impact on our results of operations.
- We may be unable to recover the value of any related unamortized contract acquisition cost and/or accounts receivable. Contract acquisition costs, which are treated as pre-paid product discounts, are sometimes utilized in our Financial Services segment when signing or renewing contracts with our financial institution clients and totaled $37.7 million as of December 31, 2008. These amounts are recorded as non-current assets upon contract execution and are amortized, generally on the straight-line basis, as reductions of revenue over the related contract term. In most situations, the contract requires a financial institution to reimburse us for the unamortized contract acquisition cost if it terminates its contract with us prior to the end of the contract term. Our contract acquisition costs are comprised of amounts paid to individual financial institutions, many of which are smaller and would not have a significant impact on our consolidated financial statements if they were deemed unrecoverable. However, the inability to recover amounts paid to one or more of our larger financial institution clients could have a significant negative impact on our consolidated results of operations.
- If one or more of our financial institution clients is taken over by a financial institution that is not one of our clients, we could lose significant business. In the case of a cancelled contract, we may be entitled to collect a contract termination payment. However, if a financial institution fails, we may be unable to collect that termination payment. We have no indication at this time that any significant contract terminations are expected.
- If one or more of our larger clients were to consolidate with a financial institution that is not one of our clients, our results of operations could be positively impacted if we retain the client, as well as obtain the additional business from the other party in the consolidation.
- If two of our financial institution clients consolidate, the increase in general negotiating leverage possessed by the consolidated entities sometimes results in new contracts which are not as favorable to us as those historically negotiated with the clients individually.
- We could generate non-recurring conversion revenue. Conversions are driven by the need to replace obsolete checks after one financial institution merges with or acquires another. However, we presently do not have specific information that indicates that we should expect to generate significant income from conversions.

Consumer response rates to direct mail advertisements

Direct Checks and portions of Small Business Services have been impacted by reduced consumer response rates to direct mail advertisements. Our own experience indicates that direct-to-consumer media response rates are declining across a wide variety of products and services. Additionally, our consumer response rates are declining further due to the decline in check usage and the gradual obsolescence of standardized forms products.

Economic conditions

General economic conditions negatively impacted our 2008 results of operations, primarily in Small Business Services. The rate of small business formations and small business confidence impact Small Business Services. The index of small business optimism published by the National Federation of Independent Business in December 2008 was at a near-record low. According to estimates of the Small Business Administration's Office of Advocacy, new small business formations were down slightly in 2007, the most recent date for which information is available, as compared to 2006. Consumer spending and employment levels also have some impact on our personal check businesses. Both measures trended negatively during 2008, and we did experience some negative impact in our personal check businesses. We expect that general economic conditions will continue to have a negative impact on our 2009 results of operations. A prolonged downturn in general economic conditions could result in additional declines in our revenue and profitability.

The effects of the recent economic downturn on our expected operating results and the broader U.S. market resulted in a significant reduction in our share price and led to asset impairment charges in 2008 related to trade names in our Small Business Services segment. Both before and after December 31, 2008, our common stock traded at prices lower than the December 31, 2008 closing stock price of $14.96. If such a decline in our stock price occurs in the future for a sustained period, it may be indicative of a further decline in our fair value and would likely require us to record an impairment charge for a portion of the $40.2 million of goodwill allocated to one of our reporting units. Accordingly, we believe that a non-cash goodwill impairment charge related this reporting unit and/or further impairment charges related to our indefinite-lived trade name are reasonably possible in the future. This reporting unit had a calculated fair value which exceeded its carrying value by $2.7 million as of December 31, 2008. The calculated fair values of our other reporting units exceeded their carrying values by amounts between $26 million and $391 million. Our indefinite-lived trade name had a carrying value of $24.0 million as of December 31, 2008. The credit agreement governing our committed line of credit requires us to maintain a ratio of earnings before interest and taxes to interest expense of 3.0 times, as measured quarterly on an aggregate basis for the preceding four quarters. Significant impairment charges in the future could impact our ability to comply with this debt covenant, in which case, our lenders could demand immediate repayment of amounts outstanding under our line of credit. We would have remained in compliance with this debt covenant even if our reported pre-tax earnings for 2008 had been $52 million lower than we reported. For further information regarding the impairment analyses completed during 2008, see the goodwill and indefinite-lived assets discussion under *Application of Critical Accounting Policies.*

Postretirement and pension plans

The plan assets of our postretirement benefit and pension plans are valued at fair value using quoted market prices. Investments, in general, are subject to various risks, including credit, interest and overall market volatility risks. During 2008, the equity markets saw a significant decline in value. As such, the fair values of our plan assets decreased significantly during the year. Our plan assets and liabilities were re-measured at December 31, 2008, in accordance with Statement of Financial Accounting Standards (SFAS) No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans.* The unfunded status of our plans increased by $30.0 million from December 31, 2007, due in large part to the decrease in the fair values of plan assets. This affected the amounts reported in the consolidated balance sheet as of December 31, 2008. It also contributes to an expected increase in postretirement benefit expense of approximately $8 million in 2009. If the equity and bond markets continue to decline, the funded status of our plans could continue to be materially affected. This could result in higher postretirement benefit expense in the future, as well as the need to contribute increased amounts of cash to fund the benefits payable under the plans, although our obligation is limited to funding benefits as they become payable.

Deferred compensation plan

We have a non-qualified deferred compensation plan that allows eligible employees to defer a portion of their compensation. The compensation deferred under this plan is credited with earnings or losses measured by the mirrored rate of return on phantom investments elected by plan participants, which are similar to the investments available in our defined contribution pension plan. As such, our liability for this plan fluctuates with market conditions. During 2008, we reduced our deferred compensation liability by $1.5 million due to losses on the underlying investments elected by plan participants. The carrying value of this liability, which was $3.9 million as of December 31, 2008, may change significantly in future periods if volatility in the equity markets continues.

CONSOLIDATED RESULTS OF OPERATIONS

During the fourth quarter of 2008, our Russell & Miller retail packaging and signage business met the criteria to be classified as discontinued operations in our consolidated financial statements. As such, our results for prior years reflect the reclassification of the results of this business to discontinued operations, and the discussion that follows pertains only to our continuing operations.

Consolidated Revenue

(in thousands, except per order amounts)	2008	2007	2006	Change 2008 vs. 2007	Change 2007 vs. 2006
Revenue	$ 1,468,662	$ 1,588,885	$ 1,619,337	(7.6%)	(1.9%)
Orders	62,823	64,753	64,670	(3.0%)	0.1%
Revenue per order	$ 23.38	$ 24.54	$ 25.04	(4.7%)	(2.0%)

The decrease in revenue for 2008, as compared to 2007, was due to unfavorable economic conditions, primarily affecting Small Business Services, as well as lower volume for Direct Checks due to the overall decline in check usage and advertising response rates, lower order volume for Financial Services due to the decline in check usage and non-recurring client conversion activity in 2007, and lower revenue per order for Financial Services. Conversion activity is driven by the need to replace obsolete checks after one financial institution merges with or acquires another. Revenue in 2007 benefited from higher non-recurring Canadian check sales due to the introduction of a new check format required by the Canadian Payments Association. Partially offsetting these revenue decreases was revenue of $13.4 million from the Small Business Services acquisitions completed in 2008, as discussed under *Executive Overview*, higher revenue per order for Direct Checks due to price increases and increased sales of fraud protection services, as well as the benefit of Financial Services price increases in February 2007 and October 2008. Sales of fraud protection services also increased within Small Business Services.

The number of orders decreased for 2008, as compared to 2007, due to the volume declines for Direct Checks and Financial Services discussed earlier, as well as the unfavorable economic conditions primarily affecting Small Business Services. Partially offsetting these volume decreases was the Small Business Services acquisitions completed in 2008. The decline in orders, excluding the acquisitions, was 5.3% for 2008, as compared to 2007. Revenue per order decreased for 2008, as compared to 2007, primarily due to continued pricing pressure within Financial Services, partially offset by the benefit of Direct Checks and Financial Services price increases. Also impacting revenue per order were the Small Business Services acquisitions completed in 2008. The acquisitions reduced revenue per order by 1.5 percentage points for 2008 primarily because Hostopia's revenue per order is lower as each monthly billing generated for service fees is considered to be an order.

The decrease in revenue for 2007, as compared to 2006, was primarily due to a $48 million decrease resulting from the sale of our industrial packaging product line in January 2007, as well as a decline in volume for our Direct Checks segment and lower revenue per order due to lower pricing in our Financial Services segment. Lower volume for Direct Checks was primarily due to the overall decline in check usage, as well as lower customer retention and lower direct mail consumer response rates. Small Business Services also experienced a slight revenue decrease in the last half of the year related to general economic conditions. Partially offsetting these decreases were revenues of approximately $18 million generated by the Johnson Group, which we acquired in the fourth quarter of 2006, and higher revenue per order for Direct Checks due to the introduction of new products and services, including the EZShield product discussed earlier under *Executive Overview*. Additionally, Financial Services volume increased due to client gains and financial institution conversion activity, and revenue in Canada increased due to a favorable exchange rate impact of approximately $4 million, plus increased check orders triggered by a new check format mandated by the Canadian Payments Association.

The number of orders increased slightly for 2007, as compared to 2006, as the Financial Services volume increase of 1.4% exceeded the negative impacts of Direct Checks' volume decline, the sale of Small Business Services' industrial packaging product line and the negative economic impact experienced by Small Business Services in the last half of the year.

Revenue per order decreased for 2007, as compared to 2006, as lower prices in Financial Services more than offset the impact of increases in revenue per order for Direct Checks and Small Business Services.

Supplemental information regarding revenue by product is as follows:

(in thousands)	2008	2007	2006	Change 2008 vs. 2007	Change 2007 vs. 2006
Checks	$ 960,837	$ 1,045,008	$ 1,041,523	(8.1%)	0.3%
Other printed products, including forms	328,990	374,138	366,691	(12.1%)	2.0%
Accessories and promotional products	109,773	118,181	122,635	(7.1%)	(3.6%)
Packaging supplies, services and other	69,062	51,558	88,488	34.0%	(41.7%)
Total revenue	$ 1,468,662	$ 1,588,885	$ 1,619,337	(7.6%)	(1.9%)

The percentage of total revenue derived from the sale of checks was 65.4% in 2008, as compared to 65.8% in 2007 and 64.3% in 2006. Small Business Services contributed non-check revenue of $430.6 million in 2008, $462.5 million in 2007 and $502.8 million in 2006, from the sale of forms, envelopes, holiday cards, labels, business cards, stationery and other promotional products. Small Business Services' non-check revenue for 2008, as compared to 2007, benefited from revenue of $13.4 million from the Small Business Services acquisitions completed in 2008. This impact was more than offset by lower demand for our products caused by a weak economy. The decrease in Small Business Services non-check revenue for 2007, as compared to 2006, was primarily due to the sale of our industrial packaging product line in January 2007.

Consolidated Gross Margin

(in thousands)	2008	2007	2006	Change 2008 vs. 2007	Change 2007 vs. 2006
Gross profit	$ 902,149	$ 1,014,281	$ 1,019,357	(11.1%)	(0.5%)
Gross margin	61.4%	63.8%	62.9%	(2.4) pt.	0.9 pt.

Gross margin decreased for 2008, as compared to 2007, due primarily to a $16.1 million increase in restructuring charges and other costs related to our cost reduction initiatives. Further information regarding our restructuring costs can be found under *Restructuring Costs*. The restructuring charges and other related costs lowered our gross margin for 2008 by 1.1 percentage points. Additionally, higher delivery-related costs from mid-2007 and 2008 postal rate increases and fuel surcharges in 2008, higher materials costs due to an unfavorable product mix, as well as competitive pricing in Financial Services negatively affected gross margin. These decreases were partially offset by price increases for Direct Checks and Financial Services, as well as manufacturing efficiencies and other benefits resulting from our cost reduction initiatives.

Gross margin increased for 2007, as compared to 2006, due to manufacturing efficiencies, including the closing of two Small Business Services manufacturing facilities in mid-2006, as well as lower material costs in 2007 related to a higher mix of check products in Small Business Services. Additionally, we benefited from increased Financial Services order volume in 2007 and a $2.3 million decrease in restructuring costs in 2007. Further information regarding our restructuring costs can be found under *Restructuring Costs*. Partially offsetting these gross margin increases was lower Financial Services revenue per order, a postal rate increase in mid-2007 and costs associated with the implementation of new check packaging intended to mitigate the effects of the postal rate increase.

Consolidated Selling, General & Administrative Expense

(in thousands)	2008	2007	2006	Change 2008 vs. 2007	Change 2007 vs. 2006
SG&A expense	$ 670,991	$ 743,449	$ 770,218	(9.7%)	(3.5%)
SG&A expense as a percentage of revenue	45.7%	46.8%	47.6%	(1.1) pt.	(0.8) pt.

The decrease in SG&A expense for 2008, as compared to 2007, was primarily due to various cost reduction initiatives within our shared services organizations, primarily within sales and marketing and information technology, a reduction of approximately $24 million in performance-based employee compensation and lower employee benefit costs related to reduced workers' compensation and medical claims activity. These decreases in SG&A expense were partially offset by investments to drive revenue growth opportunities, including marketing costs within Small Business Services and information technology investments.

The decrease in SG&A expense for 2007, as compared to 2006, was due to various cost reduction initiatives within our shared services organizations, lower amortization expense and project costs of approximately $9 million related to a software project we wrote-off in the second quarter of 2006, and investments made in 2006 related to implementing our Small Business Services growth strategies. We also benefited from lower amortization of acquisition-related intangible assets within Small Business Services of $4.4 million, as certain of these assets are amortized using accelerated methods. Partially offsetting these SG&A decreases was an increase in expense for performance-based employee compensation based on our 2007 operating performance of approximately $24 million, a gain in 2006 of $11.0 million from the termination of an underperforming outsourced payroll services contract and higher referral commissions for Small Business Services resulting from growth in our Deluxe Business Advantage financial institution referral program.

Restructuring Charges

(in thousands)	2008	2007	2006	Change 2008 vs. 2007	Change 2007 vs. 2006
Restructuring charges	$ 13,400	$ 4,701	$ 10,479	$ 8,699	$ (5,778)

We recorded restructuring charges related to the cost reduction initiatives discussed under *Executive Overview*. The charges for all periods included severance benefits and other direct costs of our initiatives, including equipment moves, training and travel. In 2008, restructuring charges also included the acceleration of employee share-based compensation awards. Additional restructuring charges of $14.9 million in 2008 and $1.9 million in 2006 were included within cost of goods sold in our consolidated statements of income. Net restructuring reversals of $0.4 million were included within cost of goods sold in the 2007 consolidated statement of income. Further information can be found under *Restructuring Costs*.

Asset Impairment Charges

(in thousands)	2008	2007	2006	Change 2008 vs. 2007	Change 2007 vs. 2006
Asset impairment charges	$ 9,942	$ —	$ 44,698	$ 9,942	$ (44,698)

We completed the annual impairment analysis of goodwill and indefinite-lived assets during the third quarter of 2008. As a result of this analysis, we recorded non-cash asset impairment charges of $9.3 million related to the two indefinite-lived trade names in our Small Business Services segment due to the impact of the economic downturn on our expected operating results and the broader effects of recent U.S. market conditions on the fair value of the assets. We completed an additional impairment analysis as of December 31, 2008, based on the continuing impact of the economic downturn on our expected operating results. As a result, we recorded an additional asset impairment charge of $0.3 million related to the NEBS® trade name during the fourth quarter of 2008, bringing the carrying value of this asset to $25.8 million as of December 31, 2008. The impairment analysis completed as of December 31, 2008, indicated no additional impairment of our other indefinite-lived trade name, the Safeguard® trade name, which had a carrying value of $24.0 million as of December 31, 2008. Because of the further deterioration in our expected operating results, we determined that the NEBS trade name no longer has an indefinite life, and thus, will be amortized over its estimated economic life of 20 years on the straight-line basis beginning in 2009. The analysis indicated no impairment of goodwill. In addition to the impairment of indefinite-lived trade names, we also recorded an impairment charge of $0.4 million during the third quarter of 2008 related to an amortizable trade name. This impairment resulted from a change in our branding strategy. See *Business Challenges/Market Risks* for further discussion of asset impairments.

In June 2006, we determined that a software project intended to replace major portions of our existing order capture, billing and pricing systems would not meet our future business requirements in a cost-effective manner. Therefore, we made the decision to abandon the project. Accordingly, we wrote down the carrying value of the related internal-use software to zero during the second quarter of 2006. This resulted in a non-cash asset impairment charge of $44.7 million, of which $26.4 million was allocated to the Financial Services segment and $18.3 million was allocated to the Small Business Services segment.

Net Gain on Sale of Facilities and Product Line

				Change	
(in thousands)	2008	2007	2006	2008 vs. 2007	2007 vs. 2006
Net gain on sale of facilities and product line	$ 1,418	$ 3,773	$ 4,582	$ (2,355)	$ (809)

During 2008, we completed the sale of our Flagstaff, Arizona customer call center facility, which was closed during the third quarter of 2008, for $4.2 million. We realized a pre-tax gain of $1.4 million.

During 2007, we completed the sale of our Small Business Services industrial packaging product line for $19.2 million, realizing a pre-tax gain of $3.8 million. This sale had an insignificant impact on our earnings per share because of an offsetting income tax effect.

During 2006, we completed the sale of three Financial Services facilities which were closed in 2004, realizing a pre-tax gain totaling $5.5 million. During 2006, we also recorded a loss of $0.9 million when we completed the sale of a Small Business Services facility which was closed prior to the acquisition of New England Business Service, Inc. (NEBS) in June 2004.

Interest Expense

				Change	
(in thousands)	2008	2007	2006	2008 vs. 2007	2007 vs. 2006
Interest expense	$ 50,421	$ 55,294	$ 56,661	(8.8%)	(2.4%)
Weighted-average debt outstanding	859,833	994,597	1,103,082	(13.5%)	(9.8%)
Weighted-average interest rate	5.42%	5.02%	4.59%	0.40 pt.	0.43 pt.

The decrease in interest expense for 2008, as compared to 2007, was due to our lower average debt level in 2008, partially offset by a slightly higher weighted-average interest rate. Interest expense decreased in 2007, as compared to 2006, for the same reasons.

Other Income

				Change	
(in thousands)	2008	2007	2006	2008 vs. 2007	2007 vs. 2006
Other income	$ 1,363	$ 5,405	$ 905	$ (4,042)	$ 4,500

The decrease in other income for 2008, as compared to 2007, was primarily due to interest earned in 2007 on investments in marketable securities which were purchased using the proceeds from $200.0 million of notes we issued in May 2007. These investments were sold in October 2007 to repay long-term debt. The increase in other income for 2007, as compared to 2006, was primarily due to the interest earned on the marketable securities we purchased during 2007.

Income Tax Provision

(in thousands)	2008	2007	2006	Change 2008 vs. 2007	Change 2007 vs. 2006
Income tax provision	$ 54,304	$ 74,898	$ 41,950	(27.5%)	78.5%
Effective tax rate	33.9%	34.0%	29.4%	(0.1) pt.	4.6 pt.

Our effective tax rate for 2008 was comparable to 2007. Favorable discrete adjustments in 2008 lowered our effective tax rate 2.0 percentage points. The discrete adjustments related primarily to receivables for amendments to prior year tax returns of $2.4 million and the settlement of $1.2 million due to us under a tax sharing agreement related to the spin-off of our eFunds business in 2000, partially offset by accruals for unrecognized tax benefits. Our 2007 effective tax rate included favorable discrete adjustments which lowered our effective tax rate 0.8 points. The discrete adjustments related to receivables for amendments to prior year tax returns of $3.0 million, partially offset by the write-off of non-deductible goodwill related to the sale of our industrial packaging product line. Partially offsetting the favorable impact of discrete adjustments in 2008, as compared to 2007, was the impact of restructuring costs and asset impairment charges in 2008 and interest earned on tax-exempt investments in 2007. We expect that our annual effective tax rate for 2009 will be approximately 35%, up slightly due to higher state taxes and the negative impact on our manufacturing deduction of restructuring costs to be paid in 2009.

The increase in our effective tax rate for 2007, as compared to 2006, was largely due to a $5.0 million reduction in our 2006 income tax provision for the true-up of certain deferred income tax balances. As this item was not material to our current or prior periods, we recorded a one-time, discrete benefit to our provision for income taxes for 2006. In addition, our state income tax rate was higher in 2007, and the lower pre-tax income in 2006 resulted in our permanent differences having a larger positive impact on the 2006 effective tax rate. Also, the write-off of non-deductible goodwill related to the sale of our industrial packaging product line in 2007 unfavorably impacted our 2007 effective tax rate. Partially offsetting these increases in our effective tax rate in 2007, as compared to 2006, was the impact of positive adjustments in 2007 related to receivables for amendments to prior year tax returns of $3.0 million.

RESTRUCTURING COSTS

During 2008, we recorded net restructuring charges of $28.3 million. Of this amount, $24.0 million related to accruals for employee severance, while the remainder included other expenses related to our restructuring activities, including the write-off of spare parts, the acceleration of employee share-based compensation expense, equipment moves, training and travel. Our restructuring accruals for severance benefits related to the closing of six manufacturing facilities and two customer call centers, as well as employee reductions within our business unit support and corporate shared services functions, primarily sales, marketing and fulfillment. These actions were the result of the continuous review of our cost structure in response to the impact a weakened U.S. economy continues to have on our business, as well as our previously announced cost reduction initiatives. Further information regarding our cost reduction initiatives can be found under *Executive Overview*.

The restructuring accruals included severance benefits for 1,399 employees. One of the customer call centers was closed during the third quarter of 2008 and one of the manufacturing facilities was closed in December 2008. Three of the manufacturing facilities and the remaining call center are expected to close in the first half 2009, while the remaining two manufacturing facilities are expected to close in the second half of 2009. The majority of the employee reductions are expected to be completed by the end of 2009. As such, we expect most of the related severance payments to be fully paid by the first half of 2010, utilizing cash from operations.

The severance charges, net of reversals, were reflected as restructuring charges within cost of goods sold of $11.4 million and restructuring charges within operating expenses of $12.6 million in the 2008 consolidated statement of income. The other costs related to our restructuring activities were expensed as incurred. We recorded a $3.0 million write-off of the carrying value of spare parts used on our offset printing presses. During a review of our cost structure, we made the decision to expand our use of the digital printing process. As such, a portion of the spare parts kept on hand for use on our offset printing presses was written down to zero, as these parts have no future use or market value. The spare parts were included in other non-current assets in our consolidated balance sheet and the write-down was included in restructuring charges within cost of goods sold in our 2008 consolidated statement of income. The other restructuring costs were reflected as restructuring charges within cost of goods sold of $0.5 million and restructuring charges within operating expenses of $0.8 million in the 2008 consolidated statement of income. In addition to the amounts reflected in the restructuring charges captions in the 2008 consolidated statement of income, we incurred other restructuring-related costs, such as redundancies occurring during the closing of facilities.

During 2007, we recorded net restructuring charges of $4.3 million related to accruals for severance benefits for employee reductions across various functional areas and during 2006, we recorded net restructuring charges of $12.4 million for severance benefits and other costs related to employee reductions in our shared services functions, as well as the closing of a Financial Services customer call center. The customer call center was closed in January 2007 and the other employee reductions were substantially completed during 2008. These reductions were also the result of our cost reduction initiatives and included severance benefits for a total of 768 employees. In the 2007 consolidated statement of income, the net restructuring charges were reflected as a $0.4 million reduction of restructuring charges within cost of goods sold and an increase of $4.7 million in restructuring charges within operating expenses. In the 2006 consolidated statement of income, the net restructuring charges were reflected as restructuring charges within cost of goods sold of $1.9 million and restructuring charges within operating expenses of $10.5 million.

As a result of our employee reductions and facility closings, we estimate that we realized cost savings of approximately $14 million in SG&A expense in 2008, in comparison to our 2007 results of operations. In 2007, we estimate that we realized cost savings of approximately $2 million in cost of goods sold and $24 million in SG&A expense, in comparison to our 2006 results of operations. We expect to realize additional cost savings of approximately $8 million in cost of goods sold and $24 million in SG&A expense in 2009 relative to 2008. Expense reductions consist primarily of labor and facility costs.

Further information regarding our restructuring charges can be found under the caption "Note 6: Restructuring charges" of the Notes to Consolidated Financial Statements appearing in Item 8 of this report.

SEGMENT RESULTS

Additional financial information regarding our business segments appears under the caption "Note 17: Business segment information" of the Notes to Consolidated Financial Statements appearing in Item 8 of this report.

Small Business Services

This segment sells business checks, printed forms, promotional products, web services, marketing materials and related services and products to small businesses and home offices through direct response marketing, financial institution referrals and via independent distributors, the internet and sales representatives.

(in thousands)	2008	2007	2006	Change: 2008 vs. 2007	Change: 2007 vs. 2006
Revenue	$ 851,060	$ 921,657	$ 949,492	(7.7%)	(2.9%)
Operating income	90,078	132,821	87,009	(32.2%)	52.7%
% of revenue	10.6%	14.4%	9.2%	(3.8) pt.	5.2 pt.

The decrease in revenue for 2008, as compared to 2007, was due primarily to general economic conditions affecting our customers' buying patterns, mainly in our core checks and forms products, as well as discretionary products such as holiday cards, imaging and apparel. Additionally, 2007 included $3 million of revenue generated by our industrial packaging product line which was sold in January 2007, as well as higher non-recurring check sales in Canada due to the introduction of a new check format required by the Canadian Payments Association. Partially offsetting these decreases was revenue of $13.4 million from the 2008 acquisitions of Hostopia, PartnerUp and Logo Mojo discussed under *Executive Overview,* as well as growth in fraud protection services.

The decrease in operating income and operating margin for 2008, as compared to 2007, was due to the impact of the revenue decrease, an increase of $12.3 million in restructuring charges and related costs in 2008, asset impairment charges of $9.9 million in 2008, higher materials costs due to an unfavorable product mix and investments made in 2008 to drive revenue growth opportunities, including increased marketing costs and information technology investments. Results in 2007 also included a pre-tax gain of $3.8 million on the sale of our industrial packaging product line. These decreases were partially offset by continued progress on our cost reduction initiatives, lower performance-based employee compensation and reduced employee benefit costs due to lower workers' compensation and medical claims activity. Further information regarding restructuring charges and related costs can be found under *Restructuring Costs* and information regarding the asset impairment charges can be found under *Consolidated Results of Operations-Asset Impairment Charges.*

The decrease in revenue for 2007, as compared to 2006, was primarily due to a $48 million decrease resulting from the sale of our industrial packaging product line in January 2007, as well as a slight decline in the last half of the year related to general economic conditions. These decreases were partially offset by revenues of approximately $18 million generated by the Johnson Group, which we acquired in October 2006, and revenue in Canada increased due to a favorable exchange rate impact of approximately $4 million, plus increased check orders triggered by a new check format mandated by the Canadian Payments Association.

The increase in operating income and operating margin for 2007, as compared to 2006, was due to progress on our cost reduction initiatives, investments related to implementing our growth strategy in 2006, improved manufacturing efficiencies in 2007, including the closing of two manufacturing facilities in mid-2006, lower materials expense related to a higher mix of check products, a $4.4 million reduction in amortization of acquisition-related intangibles, a $3.8 million pre-tax gain on the sale of our industrial packaging product line and a $3.6 million reduction in restructuring costs in 2007. In addition, 2006 results include the recognition of $18.3 million of the 2006 impairment charge discussed earlier under *Consolidated Results of Operations-Asset Impairment Charges.* Partially offsetting these operating income improvements were higher expense in 2007 related to performance-based employee compensation and higher referral commissions. In addition, during 2006 we realized a gain of $11.0 million from the termination of an underperforming outsourced payroll services contract.

Financial Services

Financial Services sells personal and business checks, check-related products and services, customer loyalty, retention and fraud monitoring and protection services, and stored value gift cards to banks and other financial institutions. As part of our check programs, we also offer enhanced services such as customized reporting, file management and expedited account conversion support.

				Change	
(in thousands)	2008	2007	2006	2008 vs. 2007	2007 vs. 2006
Revenue	$ 430,018	$ 457,292	$ 458,118	(6.0%)	(0.2%)
Operating income	65,540	74,305	46,613	(11.8%)	59.4%
% of revenue	15.2%	16.2%	10.2%	(1.0) pt.	6.0 pt.

The decrease in revenue for 2008, as compared to 2007, was due to a 4.0% decrease in order volume resulting from the continuing decline in check usage, as well as non-recurring client conversion activity in 2007. Order volume for 2008 was down 2.9% from 2007, excluding the impact of conversion activity. Additionally, revenue per order was down for 2008, despite price increases in February 2007 and October 2008, due to this segment's competitive pricing environment.

Operating income and operating margin decreased for 2008, as compared to 2007, primarily due to the revenue decrease, an increase of $10.5 million in restructuring charges and related costs in 2008, as well as higher delivery-related costs from postal rate increases in mid-2007 and 2008 and fuel surcharges in 2008. Partially offsetting these decreases were various cost reduction initiatives, lower performance-based employee compensation and reduced employee benefit costs related to lower workers' compensation and medical claims activity. Further information regarding the restructuring charges and related costs can be found under *Restructuring Costs.*

The decrease in revenue for 2007, as compared to 2006, was driven by lower revenue per order due to continued pricing pressure despite a price increase implemented in February 2007. Lower pricing was partially offset by a 1.4% increase in order volume, as client acquisition gains and financial institution conversion activity exceeded the impact of the consumer-driven decline in check usage.

Operating income increased for 2007, as compared to 2006, given 2006 results included the recognition of $26.4 million of the 2006 asset impairment charge related to a software project we wrote-off. Further information regarding the asset impairment charge was provided earlier under *Consolidated Results of Operations-Asset Impairment Charges*. Additionally, we benefited from progress on our cost reduction initiatives, manufacturing efficiencies, lower amortization and other costs related to the software project we wrote-off in 2006, increased order volume and a $4.0 million reduction in restructuring charges in 2007. Partially offsetting these operating income increases were higher delivery costs due to a postal rate increase in mid-2007, lower revenue per order and higher expense related to performance-based employee compensation. Additionally, 2006 results included gains of $5.5 million from sales of facilities.

Direct Checks

Direct Checks sells personal and business checks and related products and services directly to consumers through direct response marketing and the internet. We use a variety of direct marketing techniques to acquire new customers in the direct-to-consumer channel, including newspaper inserts, in-package advertising, statement stuffers and co-op advertising. We also use e-commerce strategies to direct traffic to our websites. Direct Checks sells under the Checks Unlimited, Designer Checks and Checks.com brand names.

				Change	
(in thousands)	2008	2007	2006	2008 vs. 2007	2007 vs. 2006
Revenue	$ 187,584	$ 209,936	$ 211,727	(10.6%)	(0.8%)
Operating income	53,616	62,778	64,922	(14.6%)	(3.3%)
% of revenue	28.6%	29.9%	30.7%	(1.3) pt.	(0.8) pt.

The decrease in revenue for 2008, as compared to 2007, was due to a reduction in orders stemming from the decline in check usage, advertising response rates and advertising spending, as well as the weak economy which negatively impacted our ability to sell additional products. Additionally, a $3 million weather-related backlog from the last week of 2006 shifted revenue into 2007. Partially offsetting these declines was higher revenue per order resulting from price increases and increased sales of fraud protection services.

The decrease in operating income and operating margin for 2008, as compared to 2007, was primarily due to the lower order volume, higher delivery-related costs from postal rate increases in mid-2007 and 2008 and an increase of $2.4 million in restructuring charges and related costs in 2008. Further information regarding the restructuring charges and related costs can be found under *Restructuring Costs*. These decreases in operating income were partially offset by lower advertising expense, lower performance-based employee compensation and our cost reduction initiatives.

The decrease in revenue for 2007, as compared to 2006, was due to a reduction in orders resulting from the overall decline in check usage and lower customer retention, as well as lower direct mail consumer response rates. Partially offsetting the volume decline was higher revenue per order resulting from new accessories and services, including the introduction in October 2006 of the EZShield product discussed earlier under *Executive Overview*. Additionally, revenue was favorably impacted by approximately $3 million due to a weather-related backlog in the last week of 2006, which caused revenue to be delayed into 2007.

The decrease in operating income for 2007, as compared to 2006, was primarily due to the lower order volume, higher performance-based employee compensation, increased delivery costs related to a postal rate increase and the implementation of new check packaging intended to mitigate the effect of the postal rate increase, as well as higher advertising expense related to increased circulation. These decreases in operating income were partially offset by our cost reduction initiatives and higher revenue from new accessories and premium features and services.

CASH FLOWS

As of December 31, 2008, we held cash and cash equivalents of $15.6 million. The following table shows our cash flow activity for the last three years and should be read in conjunction with the consolidated statements of cash flows appearing in Item 8 of this report.

(in thousands)	2008	2007	2006	Change 2008 vs. 2007	Change 2007 vs. 2006
Continuing operations:					
Net cash provided by operating activities	$ 198,487	$ 245,075	$ 238,895	$ (46,588)	$ 6,180
Net cash used by investing activities	(135,773)	(10,929)	(32,884)	(124,844)	21,955
Net cash used by financing activities	(67,681)	(224,890)	(204,587)	157,209	(20,303)
Effect of exchange rate change on cash	(2,053)	1,161	158	(3,214)	1,003
Net cash (used) provided by continuing operations	(7,020)	10,417	1,582	(17,437)	8,835
Net cash provided (used) by operating activities of discontinued operations	995	(401)	179	1,396	(580)
Net cash provided by investing activities of discontinued operations	—	—	2,971	—	(2,971)
Net change in cash and cash equivalents	$ (6,025)	$ 10,016	$ 4,732	$ (16,041)	$ 5,284

The $46.6 million decrease in cash provided by operating activities for 2008, as compared to 2007, was due to the lower earnings discussed earlier under *Consolidated Results of Operations* and a $19.4 million increase in 2008 in employee profit sharing and pension contributions related to our 2007 performance. These decreases were partially offset by lower income tax, interest and contract acquisition payments in 2008.

The $6.2 million increase in cash provided by operating activities for 2007, as compared to 2006, was due to positive working capital changes, as well as the higher earnings discussed earlier under *Consolidated Results of Operations*. Partially offsetting these increases was a $29.6 million increase in 2007 contributions to our voluntary employee beneficiary association (VEBA) trust used to fund medical benefits, as well as a $15.1 million increase in income tax payments. During 2006, we decided that we would no longer pre-fund the VEBA trust as the tax benefit from the pre-funding no longer exceeded the associated interest cost. As such, during 2006 we made minimal contributions to the trust as we did not pre-fund the trust and we utilized the prepaid funds in the trust to cover benefit payments. Beginning in 2007, we began funding the VEBA trust throughout the year as needed to pay benefits.

Included in cash provided by operating activities of continuing operations were the following operating cash outflows:

(in thousands)	2008	2007	2006	Change 2008 vs. 2007	Change 2007 vs. 2006
Income tax payments	$ 59,997	$ 89,944	$ 74,891	$ (29,947)	$ 15,053
Interest payments	50,441	57,077	57,035	(6,636)	42
VEBA trust contributions to fund medical benefits	36,100	34,100	4,500	2,000	29,600
Employee profit sharing and pension contributions	35,126	15,720	12,000	19,406	3,720
Contract acquisition payments	9,008	14,230	17,029	(5,222)	(2,799)
Severance payments	8,645	9,606	5,092	(961)	4,514

Net cash used by investing activities for 2008 was $124.8 million higher than 2007 due primarily to a $102.6 million increase in payments for acquisitions, net of cash acquired, as well as proceeds in 2007 of $19.2 million from the sale of our industrial packaging product line. Net cash used by financing activities for 2008 was $157.2 million lower than 2007 due to the pay-off of a $325.0 million long-term debt maturity in 2007 and payments on short-term debt of $45.5 million in 2007. These decreases in cash used by financing activities were partially offset by net proceeds in 2007 from the issuance of $200.0 million of long-term notes, as well as a $10.6 million increase in share repurchases in 2008. Additionally, proceeds from issuing shares under employee plans were $13.1 million lower in 2008 due to fewer stock options being exercised, and borrowings on short-term debt were $10.8 million in 2008 as we funded acquisitions and share repurchases.

Net cash used by investing activities for 2007 was $22.0 million lower than 2006 due to payments in 2006 for the Johnson Group acquisition, proceeds from the sale of our industrial packaging product line in 2007 and lower capital asset purchases in 2007. Net cash used by financing activities for 2007 was $20.3 million higher than 2006 due to the pay-off of a $325.0 million long-term debt maturity and share repurchases of $11.3 million completed in 2007. These increases in cash used were partially offset by net proceeds from the 2007 issuance of $200.0 million of long-term notes, higher payments on short-term debt in 2006, the pay-off of a long-term debt maturity of $50.0 million in 2006 and lower dividend payments in 2007 resulting from the decision in the third quarter of 2006 to lower our quarterly dividend rate from $0.40 to $0.25 per share. Net cash provided by investing activities of discontinued operations in 2006 was $3.0 million due to the sale of a facility in Europe.

Significant cash inflows, excluding those related to operating activities, for each year were as follows:

(in thousands)	2008	2007	2006	Change 2008 vs. 2007	Change 2007 vs. 2006
Net proceeds from short-term debt	$ 10,800	$ —	$ —	$ 10,800	$ —
Proceeds from sales of marketable securities[1]	—	1,057,460	—	(1,057,460)	1,057,460
Proceeds from issuance of long-term debt, net of debt issuance costs	—	196,239	—	(196,239)	196,239
Proceeds from sale of facilities and product line	4,181	19,214	9,247	(15,033)	9,967
Proceeds from issuing shares under employee plans	2,801	15,923	8,936	(13,122)	6,987
Proceeds from redemptions of life insurance policies	—	—	15,513	—	(15,513)
Net proceeds from sale of discontinued operations	—	—	2,971	—	(2,971)

[1] During 2007, we purchased short-term marketable securities using the proceeds from the $200.0 million debt we issued in May 2007, as well as using cash generated from operating activities. On October 1, 2007, we sold our remaining marketable securities to repay a debt maturity.

Significant cash outflows, excluding those related to operating activities, for each year were as follows:

(in thousands)	2008	2007	2006	Change 2008 vs. 2007	Change 2007 vs. 2006
Purchases of marketable securities[1]	$ —	$ 1,057,460	$ —	$(1,057,460)	$ 1,057,460
Payments for acquisitions, net of cash acquired	104,879	2,316	16,521	102,563	(14,205)
Cash dividends paid to shareholders	51,422	52,048	66,973	(626)	(14,925)
Net payments on short-term debt	—	45,460	99,686	(45,460)	(54,226)
Purchases of capital assets	31,865	32,286	41,012	(421)	(8,726)
Payments for common shares repurchased	21,847	11,288	—	10,559	11,288
Payments on long-term debt	1,755	326,582	51,362	(324,827)	275,220

[1] During 2007, we purchased short-term marketable securities using the proceeds from the $200.0 million debt we issued in May 2007, as well as using cash generated from operating activities. On October 1, 2007, we sold our remaining marketable securities to repay a debt maturity.

We anticipate that net cash provided by operating activities of continuing operations will be between $175 million and $200 million in 2009, compared to $198 million in 2008. We anticipate that lower performance-based compensation payments in 2009, as well as working capital improvements, will be partially offset by increased restructuring-related payments. We anticipate that cash generated by operating activities in 2009 will be utilized for dividend payments of approximately $50 million, capital expenditures of approximately $40 million, debt reduction and possibly, small acquisitions. Our capital spending will be focused on expanding our use of digital printing technology and investments in manufacturing productivity and revenue growth initiatives. We have no maturities of long-term debt until 2012. As of December 31, 2008, we had $411.2 million available for borrowing under our committed lines of credit. Effective February 5, 2009, we terminated our $225.0 million line of credit, which was due to expire in July 2009. We believe our remaining $275.0 million credit facility, which does not expire until July 2010, along with cash generated by operating activities, will be sufficient to support our operations, including capital expenditures, small acquisitions, required debt service and dividend payments, for the next 12 months.

The credit agreement governing our committed line of credit requires us to maintain a ratio of earnings before interest and taxes to interest expense of 3.0 times, as measured quarterly on an aggregate basis for the preceding four quarters. Significant asset impairment charges in the future could impact our ability to comply with this debt covenant, in which case, our lenders could demand immediate repayment of amounts outstanding under our line of credit. See *Business Challenges/Market Risks* for information regarding asset impairments. We would have been in compliance with this debt covenant even if our reported pre-tax earnings for 2008 had been $52 million lower than we reported. As such, we do not consider it likely that we will violate this debt covenant in 2009.

CAPITAL RESOURCES

Our total debt was $853.3 million as of December 31, 2008, an increase of $9.3 million from December 31, 2007.

Capital Structure

(in thousands)	December 31, 2008	December 31, 2007	Change
Amounts drawn on credit facilities	$ 78,000	$ 67,200	$ 10,800
Current portion of long-term debt	1,440	1,754	(314)
Long-term debt	773,896	775,086	(1,190)
Total debt	853,336	844,040	9,296
Shareholders' equity	53,066	41,107	11,959
Total capital	$ 906,402	$ 885,147	$ 21,255

We have an outstanding authorization from our board of directors to purchase up to 10 million shares of our common stock. This authorization has no expiration date, and 6.5 million shares remained available for purchase under this authorization as of December 31, 2008. We repurchased a total of 1.1 million shares during the first and third quarters of 2008 for $21.8 million and we repurchased 0.4 million shares during 2007 for $11.3 million. No shares were repurchased in 2006. Further information regarding changes in shareholders' equity can be found in the consolidated statements of shareholders' equity (deficit) appearing in Item 8 of this report.

Debt Structure

	December 31, 2008		December 31, 2007		
(in thousands)	Amount	Weighted-average interest rate	Amount	Weighted-average interest rate	Change
Fixed interest rate	$ 773,896	5.7%	$ 773,646	5.7%	$ 250
Floating interest rate	78,000	0.9%	67,200	5.6%	10,800
Capital lease	1,440	10.4%	3,194	10.4%	(1,754)
Total debt	$ 853,336	5.2%	$ 844,040	5.7%	$ 9,296

Further information concerning our outstanding debt can be found under the caption "Note 13: Debt" of the Notes to Consolidated Financial Statements appearing in Item 8 of this report.

We may, from time to time, consider retiring outstanding debt through open market purchases, privately negotiated transactions or otherwise. Any such repurchases or exchanges would depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors.

As necessary, we utilize our committed lines of credit to meet our working capital requirements. As of December 31, 2008, we had two committed lines of credit totaling $500.0 million. Effective February 5, 2009, we terminated the $225.0 million line of credit, which was due to expire in July 2009. The credit agreement governing our line of credit contains customary covenants regarding limits on levels of subsidiary indebtedness and requiring a ratio of earnings before interest and taxes to interest expense of 3.0 times, as measured quarterly on an aggregate basis for the preceding four quarters. We were in compliance with all debt covenants as of December 31, 2008, and we expect to remain in compliance with all debt covenants throughout the next 12 months. See *Business Challenges/Market Risks* for further information regarding asset impairments and their impact on our compliance with our debt covenant.

As of December 31, 2008, amounts were available for borrowing under our committed lines of credit as follows:

(in thousands)		Total available	Expiration date	Commitment fee
Five year line of credit	$	275,000	July 2010	.175%
Five year line of credit		225,000	July 2009	.225%
Total committed lines of credit		500,000		
Amounts drawn on credit facilities		(78,000)		
Outstanding letters of credit		(10,835)		
Net available for borrowing as of December 31, 2008	$	411,165		

We believe our remaining $275 million credit facility, along with cash generated by operating activities, are sufficient to support our operations, including capital expenditures, small acquisitions, required debt service and dividend payments, for the next 12 months.

Absent certain defined events of default under our debt instruments, and as long as our ratio of earnings before interest, taxes, depreciation and amortization to interest expense is in excess of two-to-one, our debt covenants do not restrict our ability to pay cash dividends at our current rate.

CONTRACT ACQUISITION COSTS

Other non-current assets include contract acquisition costs of our Financial Services segment. These costs, which are essentially pre-paid product discounts, are recorded as non-current assets upon contract execution and are amortized, generally on the straight-line basis, as reductions of revenue over the related contract term. Cash payments made for contract acquisition costs were $9.0 million in 2008, $14.2 million in 2007 and $17.0 million in 2006, and we anticipate cash payments of approximately $20 million in 2009. Changes in contract acquisition costs during the last three years were as follows:

(in thousands)		2008		2007		2006
Balance, beginning of year	$	55,516	$	71,721	$	93,664
Additions		8,808		11,984		14,633
Amortization		(26,618)		(28,189)		(36,576)
Balance, end of year	$	37,706	$	55,516	$	71,721

The number of checks being written has been in decline since the mid-1990s, which has contributed to increased competitive pressure when attempting to retain or acquire clients. Both the number of financial institution clients requesting contract acquisition payments and the amount of the payments increased in the mid-2000s, and has fluctuated significantly from year to year. Although we anticipate that we will selectively continue to make contract acquisition payments, we cannot quantify future amounts with certainty. The amount paid depends on numerous factors such as the number and timing of contract executions and renewals, competitors' actions, overall product discount levels and the structure of up-front product discount payments versus providing higher discount levels throughout the term of the contract. When the overall discount level provided for in a contract is unchanged, contract acquisition costs do not result in lower net revenue. These costs impact the timing of cash flows. An up-front cash payment is made rather than providing higher product discount levels throughout the term of the contract. Beginning in 2006, we sought to reduce the use of up-front product discounts by structuring new contracts with incentives throughout the duration of the contract. We plan to continue this strategy. See *Business Challenges/Market Risks* for discussion of the recoverability of contract acquisition costs.

Liabilities for contract acquisition payments are recorded upon contract execution. These obligations are monitored for each contract and are adjusted as payments are made. Contract acquisition payments due within the next year are included in accrued liabilities in our consolidated balance sheets. These accruals were $4.3 million as of December 31, 2008 and $2.5 million as of December 31, 2007. Accruals for contract acquisition payments included in other non-current liabilities in our consolidated balance sheets were $1.2 million as of December 31, 2008 and $3.4 million as of December 31, 2007.

OFF-BALANCE SHEET ARRANGEMENTS, GUARANTEES AND CONTRACTUAL OBLIGATIONS

It is not our general business practice to enter into off-balance sheet arrangements or to guarantee the performance of third parties. In the normal course of business we periodically enter into agreements that incorporate general indemnification language. These indemnifications encompass such items as product or service defects, including breach of security, intellectual property rights, governmental regulations and/or employment-related matters. Performance under these indemnities would generally be triggered by our breach of terms of the contract. In disposing of assets or businesses, we often provide representations, warranties and/or indemnities to cover various risks including, for example, unknown damage to the assets, environmental risks involved in the sale of real estate, liability to investigate and remediate environmental contamination at waste disposal sites and manufacturing facilities, and unidentified tax liabilities and legal fees related to periods prior to disposition. We do not have the ability to estimate the potential liability from such indemnities because they relate to unknown conditions. However, we have no reason to believe that any likely liability under these indemnities would have a material adverse effect on our financial position, annual results of operations or annual cash flows. We have recorded liabilities for known indemnifications related to environmental matters. Further information can be found under the caption "Note 14: Other commitments and contingencies" of the Notes to Consolidated Financial Statements appearing in Item 8 of this report.

We are not engaged in any transactions, arrangements or other relationships with unconsolidated entities or other third parties that are reasonably likely to have a material effect on our liquidity, or on our access to, or requirements for capital resources. In addition, we have not established any special purpose entities.

As of December 31, 2008, our contractual obligations were as follows:

(in thousands)	Total	2009	2010 and 2011	2012 and 2013	2014 and thereafter
Long-term debt and related interest	$ 1,010,505	$ 43,844	$ 87,688	$ 372,063	$ 506,910
Amounts drawn on credit facilities	78,000	78,000	—	—	—
Capital lease obligation and related interest	1,503	1,503	—	—	—
Operating lease obligations	19,395	9,119	9,317	959	—
Purchase obligations	105,893	43,399	45,955	16,539	—
Other long-term liabilities	48,816	35,065	6,959	1,954	4,838
Total	$ 1,264,112	$ 210,930	$ 149,919	$ 391,515	$ 511,748

Purchase obligations include amounts due under contracts with third party service providers. These contracts are primarily for information technology services. Additionally, purchase obligations include amounts due under Direct Checks direct mail advertising agreements and Direct Checks and Financial Services royalty agreements. We routinely issue purchase orders to numerous vendors for the purchase of inventory and other supplies. These purchase orders are not included in the purchase obligations presented here, as our business partners typically allow us to cancel these purchase orders as necessary to accommodate business needs. Of the contracts with third party service providers, $89.9 million of our total purchase obligations allow for early termination upon the payment of early termination fees. If we were to terminate these agreements, we would have incurred early termination fees of $31.6 million as of December 31, 2008.

Other long-term liabilities consist primarily of amounts due for our postretirement benefit plans and liabilities for uncertain tax positions, deferred compensation and workers' compensation. Of the $98.9 million reported as other long-term liabilities in our consolidated balance sheet as of December 31, 2008, $85.1 million is excluded from the obligations shown in the table above. The excluded amounts, including the current portion of each liability, are comprised primarily of the following:

- Benefit payments for postretirement benefit plans – We have contributed funds to these plans for the purpose of funding our obligations. Thus, we have the option of paying benefits from the assets of the plans or from the general funds of the company. Additionally, we expect the plan assets to earn income over time. As such, we cannot predict when or if payments from the general funds of the company will be required. As of December 31, 2008, our postretirement benefit plans were underfunded by a total of $64.5 million.
- Payments for uncertain tax positions – Due to the nature of the underlying liabilities and the extended time often needed to resolve income tax uncertainties, we cannot make reliable estimates of the amount or timing of cash payments that may be required to settle these liabilities. Our liability for uncertain tax positions, including accrued interest and penalties, was $15.5 million as of December 31, 2008, excluding the tax benefits of deductible interest.
- A portion of the amount due under our deferred compensation plan – Under this plan, some employees may begin receiving payments upon the termination of employment or disability, and we cannot predict when these events will occur. As such, $1.3 million of our deferred compensation liability as of December 31, 2008 is excluded from the obligations shown in the table above.
- Insured environmental remediation costs – As of December 31, 2008, $8.0 million of the costs included in our environmental accruals are covered by an environmental insurance policy which we purchased in 2002. The insurance policy does not cover properties acquired subsequent to 2002. The insurance policy covers pre-existing conditions from third-party claims and cost overruns through 2032 at certain owned, leased and divested sites, as well as any new conditions discovered at certain owned or leased sites through 2012. As a result, we expect to receive reimbursements from the insurance company for environmental remediation costs we incur for these insured sites. The related receivables from the insurance company are reflected in other current assets and other non-current assets in our consolidated balance sheets based on the amounts of our environmental accruals for insured sites.

Total contractual obligations do not include the following:

- Payments to our defined contribution pension and 401(k) plans – The amounts payable under our defined contribution pension and 401(k) plans are dependent on the number of employees providing services throughout the year, their wage rates and in the case of the 401(k) plans, whether employees elect to participate in the plans.
- Profit sharing and cash bonus payments – Amounts payable under our profit sharing and cash bonus plans are dependent on our operating performance.
- Income tax payments which will be remitted on our earnings.

RELATED PARTY TRANSACTIONS

We have not entered into any material related party transactions during the past three years.

CRITICAL ACCOUNTING POLICIES

Management's discussion and analysis of our financial condition and results of operation is based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles (GAAP) in the United States of America. Our accounting policies are discussed under the caption: "Note 1: Significant accounting policies" of the Notes to Consolidated Financial Statements appearing in Item 8 of this report. We review the accounting policies used in reporting our financial results on a regular basis. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the result of which forms the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Results may differ from these estimates due to actual outcomes being different from those on which we based our assumptions. The estimates and judgments utilized are reviewed by management on an ongoing basis and by the audit committee of our board of directors at the end of each quarter prior to the public release of our financial results.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

We consider the estimates discussed below to be critical to an understanding of our financial statements because they place the most significant demands on management's judgment about the effect of matters that are inherently uncertain, and the impact of different estimates or assumptions could be material to our consolidated financial statements.

Goodwill and Indefinite-Lived Assets

As of December 31, 2008, goodwill was comprised of the following:

(in thousands)		
Acquisition of NEBS in June 2004	$	492,082
Acquisition of Designer Checks, Inc. in February 2000		77,970
Acquisition of Hostopia.com Inc. in August 2008		68,555
Acquisition of the Johnson Group in October 2006		7,320
Acquisition of Direct Checks in December 1987		4,267
Acquisition of Logo Design Mojo, Inc. in April 2008		1,336
Acquisition of Dots and Pixels, Inc. in July 2005		856
Acquisition of All Trade Computer Forms, Inc. in February 2007		658
Goodwill	$	653,044

Further information regarding the acquisitions which occurred during the past three years can be found under the caption "Note 4: Acquisitions and disposition" of the Notes to Consolidated Financial Statements appearing in Item 8 of this report. Goodwill and indefinite-lived assets are tested for impairment on an annual basis as of July 31, or more frequently if events or circumstances occur which could indicate impairment. We completed an additional impairment analysis as of December 31, 2008 due to the continuing impacts of the economic downturn on our expected operating results and the broader effects of recent U.S. market conditions on the fair value of the assets. In addition to the required impairment analyses, we continually evaluate the remaining useful lives of our indefinite-lived assets to determine whether events and circumstances continue to support an indefinite useful life. If we determine that one of these assets has a finite useful life, we must first test the asset for impairment and then amortize the asset's remaining carrying value over its estimated remaining useful life. Further information regarding the fair value measurements completed during 2008 is provided under the caption "Note 2: Supplementary balance sheet and cash flow information" of the Notes to Consolidated Financial Statements appearing in Item 8 of this report.

We completed the annual impairment analysis of goodwill and indefinite-lived assets during the third quarter of 2008. As a result of this analysis, we recorded non-cash asset impairment charges of $9.3 million related to the two indefinite-lived trade names in our Small Business Services segment due to the impact of the economic downturn on our expected operating results and the broader effects of recent U.S. market conditions on the fair value of the assets. We completed an additional impairment analysis as of December 31, 2008, based on the continuing impact of the economic downturn on our expected operating results. As a result, we recorded an additional asset impairment charge of $0.3 million related to the NEBS trade name during the fourth quarter of 2008, bringing the carrying value of this asset to $25.8 million as of December 31, 2008. The impairment analysis completed as of December 31, 2008, indicated no additional impairment of our other indefinite-lived trade name, the Safeguard trade name, which had a carrying value of $24.0 million as of December 31, 2008. The fair value of the Safeguard trade name exceeded its carrying value by $0.3 million as of December 31, 2008. Because of the further deterioration in our expected operating results, we determined that the NEBS trade name no longer has an indefinite life, and thus, will be amortized over its estimated economic life of 20 years on the straight-line basis beginning in 2009. As such, this asset will no longer be subject to annual impairment testing, but will be tested for impairment in accordance with our policy on impairment of long-lived assets and amortizable intangibles, as outlined under the caption "Note 1: Significant accounting policies" of the Notes to Consolidated Financial Statements appearing in Item 8 of this report.

In determining the fair value of our trade names, we utilize the relief from royalty method, which calculates the cost savings associated with owning rather than licensing the trade name. An assumed royalty rate is applied to forecasted revenue and the resulting cash flows are discounted. As of December 31, 2008, we assumed a discount rate of 14.2% and a royalty rate of 2% for our evaluation of the Safeguard trade name. A one percentage point increase in the discount rate would reduce the indicated fair value of the asset by $2.1 million and a one percentage point decrease in the royalty rate would reduce the indicated fair value of the asset by $12.1 million. As of December 31, 2008, we assumed a discount rate of 14.2% and a royalty rate of 5% for our evaluation of the NEBS trade name. A one percentage point increase in the discount rate would reduce the indicated fair value of the asset by $1.7 million and a one percentage point decrease in the royalty rate would reduce the indicated fair value of the asset by $5.2 million. In addition to the impairment of indefinite-lived trade names, we also recorded a $0.4 million non-cash impairment charge during 2008 related to an amortizable trade name due to a change in our branding strategy. Due to the ongoing uncertainty in market conditions, we will perform additional impairment analyses of our Safeguard indefinite-lived trade name if a decline in our expected operating results, discount rate or royalty rate is indicated.

Our impairment analysis as of December 31, 2008 indicated no impairment of goodwill. In completing our goodwill impairment analysis, we test the appropriateness of our reporting units' estimated fair values by reconciling the aggregate reporting units' fair values with our market capitalization. The aggregate fair value of our reporting units included a 25% control premium, which is an amount we estimate a buyer would be willing to pay in excess of the current market price of our company in order to acquire a controlling interest. The premium is justified by the expected synergies, such as expected increases in cash flows resulting from cost savings and revenue enhancements. Due to the ongoing uncertainty in market conditions, we will perform additional impairment analyses if a decline in market value or in our expected operating results is indicated. As of December 31, 2008, the calculated fair value of one of our reporting units exceeded its carrying value of $76.9 million by $2.7 million. Our fair value calculation was based on a closing stock price of $14.96 per share at December 31, 2008. Both before and after December 31, 2008, our common stock traded at prices lower than this closing price. If such a decline in our stock price occurs in the future for a sustained period, it may be indicative of a further decline in our fair value and would likely require us to record an impairment charge for a portion of the $40.2 million of goodwill allocated to this reporting unit. Accordingly, we believe that a non-cash goodwill impairment charge related to this reporting unit and/or further impairment charges related to our indefinite-lived trade name are reasonably possible in the future. The calculated fair values of our other reporting units exceeded their carrying values by amounts between $26 million and $391 million.

The evaluation of asset impairment requires us to make assumptions about future cash flows and revenues over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed or estimated amounts. If these estimates and assumptions change, we may be required to recognize impairment losses in the future.

Income Taxes

When preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax obligations based on expected taxable income, statutory tax rates and tax credits allowed in the various jurisdictions in which we operate. In interim reporting periods, we use an estimate of our annual effective tax rate based on the facts available at the time. Changes in the mix or estimated amount of annual pre-tax income could impact our estimated effective tax rate in interim periods. In the event there is a significant unusual or one-time item recognized in our results of operations, the tax attributable to that item is separately calculated and recorded in the interim period the unusual or one-time item occurred. The actual effective tax rate is calculated at year-end.

Tax laws require certain items to be included in our tax return at different times than the items are reflected in our results of operations. As a result, the annual effective tax rate reflected in our results of operations is different than that reported on our tax return (i.e., our cash tax rate). Some of these differences are permanent, such as expenses that are not deductible in our tax return, and some are temporary differences that will reverse over time, such as depreciation expense on capital assets. These temporary differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheets. Deferred tax assets generally represent items that can be used as a tax deduction or credit in our tax return in future years for which we have already recorded the expense, net of the expected tax benefit, in our statements of income. We must assess the likelihood that our deferred tax assets will be realized through future taxable income, and to the extent we believe that realization is not likely, we must establish a valuation allowance against those deferred tax assets. Deferred tax liabilities generally represent items for which we have already taken a deduction in our tax return, but we have not yet recognized the items as expense in our results of operations. Significant judgment is required in evaluating our tax positions, and in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We had deferred tax assets in excess of deferred tax liabilities of $8.3 million as of December 31, 2008 and $4.7 million as of December 31, 2007, including valuation allowances of $0.8 million as of December 31, 2008 and $0.6 million as December 31, 2007. The valuation allowances relate primarily to Canadian operating loss carryforwards which we do not expect to realize.

On a regular basis, our income tax returns are reviewed by various domestic and foreign taxing authorities. As such, we record accruals for items which we believe may be challenged by these taxing authorities. On January 1, 2007, we adopted Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 48, *Accounting for Uncertainty in Income Taxes*. This standard defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authorities based solely on the technical merits of the position. If the recognition threshold is met, the tax benefit is measured and recognized as the largest amount of tax benefit that, in our judgment, is greater than 50% likely to be realized. The total amount of unrecognized tax benefits as of December 31, 2008 was $11.5 million, excluding accrued interest and penalties. If the unrecognized tax benefits were recognized in our consolidated financial statements, $6.9 million would affect our effective tax rate. Interest and penalties recorded for uncertain tax positions are included in our income tax provision. As of December 31, 2008, $4.0 million of interest and penalties was accrued, excluding the tax benefits of deductible interest. The statute of limitations for federal tax assessments for 2004 and prior years has closed, with the exception of 2000. Our federal income tax returns for 2005 through 2008 remain subject to Internal Revenue Service examination. In general, income tax returns for the years 2004 through 2008 remain subject to examination by major state and city tax jurisdictions. In the event that we have determined not to file tax returns with a particular state or city, all years remain subject to examination by the tax jurisdiction. The ultimate outcome of tax matters may differ from our estimates and assumptions. Unfavorable settlement of any particular issue would require the use of cash and could result in increased income tax expense. Favorable resolution would result in reduced income tax expense.

Changes in unrecognized tax benefits during 2008 and 2007 can be found under the caption: "Note 9: Income tax provision" of the Notes to Consolidated Financial Statements appearing in Item 8 of this report. Within the next 12 months, it is reasonably possible that our unrecognized tax benefits will change in the range of a decrease of $5.8 million to an increase of $0.6 million as we attempt to settle certain federal and state matters or as federal and state statutes of limitations expire. We are not able to predict what, if any, impact these changes may have on our effective tax rate or cash flows.

We reduced our income tax provision $2.4 million in 2008 and $3.0 million in 2007 for amendments to prior year tax returns claiming refunds primarily associated with the funding of medical costs through our VEBA trust, as well as state income tax credits and related interest. Also during 2008, we reduced our income tax provision $1.2 million for the settlement of amounts due to us under a tax sharing agreement related to the spin-off of our eFunds business in 2000. During 2006, we reduced our income tax provision $1.5 million for net accrual reversals related to settled issues, primarily resulting from the expiration of the statutes of limitations in various state income tax jurisdictions. Also during 2006, we reduced our income tax provision $5.0 million for the true-up of certain deferred income tax balances. As this item was not material to 2006 or prior periods, we recorded a one-time, discrete benefit to our provision for income taxes for 2006.

Postretirement Benefits

Detailed information regarding our postretirement benefit plan, including a description of the plan, its related future cash flows, plan assets and the actuarial assumptions used in accounting for the plan, can be found under the caption: "Note

12: Pension and other postretirement benefits" of the Notes to Consolidated Financial Statements appearing in Item 8 of this report.

Our net postretirement benefit expense was $4.8 million for 2008 and 2007 and $7.8 million for 2006. Our business segments record postretirement benefit expense in cost of goods sold and SG&A expense, based on the composition of their workforces. Our postretirement benefit expense and liability are calculated utilizing various actuarial assumptions and methodologies. These assumptions include, but are not limited to, the discount rate, the expected long-term rate of return on plan assets, the expected health care cost trend rate and the average remaining life expectancy of plan participants. We analyze the assumptions used each year when we complete our actuarial valuation of the plan. If the assumptions utilized in determining our postretirement benefit expense and liability differ from actual events, our results of operations for future periods could be impacted.

Discount rate – The discount rate is used to reflect the time value of money. It is the assumed rate at which future postretirement benefits could be effectively settled. The discount rate assumption is based on the rates of return on high-quality, fixed-income instruments currently available whose cash flows match the timing and amount of expected benefit payments. In determining the discount rate, we utilize the Hewitt Top Quartile and the Citigroup Pension Discount yield curves to discount each cash flow stream at an interest rate specifically applicable to the timing of each respective cash flow. The present value of each cash flow stream is aggregated and used to impute a weighted-average discount rate. In previous years, we also considered Moody's high quality corporate bond rates when selecting our discount rate. However, as the number of bonds included in this index fell significantly during 2008 and those bonds do not match the timing of our expected cash flows as well, we no longer utilize these rates. The discount rate established at year-end for purposes of calculating our benefit obligation is also used in the calculation of the interest component of benefit expense for the following year. In measuring the accumulated postretirement benefit obligation as of December 31, 2008, we assumed a discount rate of 6.6%. A 0.25 point change in the discount rate would increase or decrease our annual postretirement benefit expense by approximately $0.2 million and would increase or decrease our postretirement benefit obligation by approximately $2.6 million.

Expected long-term rate of return on plan assets – The long-term rate of return on plan assets reflects the average rate of earnings expected on the funds invested or to be invested to provide for expected benefit payments. We base this assumption on an evaluation of our historical trends and experience, taking into account current and expected market conditions. In measuring net postretirement benefit expense for 2008, we assumed an expected long-term rate of return on plan assets of 8.5%. A 0.25 point change in this assumption would increase or decrease our annual postretirement benefit expense by approximately $0.2 million.

Expected health care cost trend rate – The health care cost trend rate represents the expected annual rate of change in the cost of health care benefits currently provided due to factors other than changes in the demographics of plan participants. In measuring the accumulated postretirement benefit obligation as of December 31, 2008, our initial health care inflation rate for 2009 was assumed to be 7.5% for participants under the age of 65 and 8.5% for participants over the age of 65. Our ultimate health care inflation rate was assumed to be 5.25% in 2012 and beyond for participants under the age of 65 and 5.25% in 2014 and beyond for participants over the age of 65. A one percentage point increase in the health care inflation rate for each year would increase the accumulated postretirement benefit obligation by $2.6 million and the service and interest cost components of our annual postretirement benefit expense by $0.2 million. A one percentage point decrease in the health care inflation rate for each year would decrease the accumulated postretirement benefit obligation by $2.4 million and the service and interest cost components of our annual postretirement benefit expense by $0.1 million.

Average remaining life expectancy of plan participants – In determining the average remaining life expectancy of plan participants, our actuaries use a mortality table which includes estimated death rates for each age. We use the RP-2000 Combined Healthy Participant Table projected to the measurement date with Scale AA in determining this assumption.

When actual events differ from our assumptions or when we change the assumptions used, an unrecognized actuarial gain or loss results. The gain or loss is recognized immediately in the consolidated balance sheet within accumulated comprehensive loss and is amortized into postretirement benefit expense over the average remaining service period of plan participants, which is currently 8.2 years. As of December 31, 2008 and 2007, our unrecognized net actuarial loss was $128.1 million and $96.7 million, respectively, and was comprised of the following:

(in thousands)	2008	2007
Return on plan assets	$ 51,004	$ 9,148
Claims experience	20,733	23,938
Health care cost trend	19,161	21,242
Discount rate assumption	13,007	19,105
Other	24,157	23,299
Unrecognized net actuarial loss	$ 128,062	$ 96,732

See *Business Challenges/Market Risks* for discussion of the risks related to our postretirement benefit plan.

Restructuring Accruals

Over the past several years, we have recorded restructuring accruals as a result of facility closings and other cost management efforts. Cost management is one of our strategic objectives and we are continually seeking ways to lower our cost structure. These accruals primarily consist of employee termination benefits payable under our ongoing severance benefit plan. We record accruals for employee termination benefits when it is probable that a liability has been incurred and the amount of the liability is reasonably estimable. As such, judgment is involved in determining when it is appropriate to record restructuring accruals. Additionally, we are required to make estimates and assumptions in calculating the restructuring accruals, as many times employees choose to voluntarily leave the company prior to their termination date or they secure another position within the company. In these situations, the employees do not receive termination benefits. To the extent our assumptions and estimates differ from our actual costs, subsequent adjustments to restructuring accruals have been and will be required. We reversed previously recorded restructuring accruals of $2.4 million in 2008, $2.6 million in 2007 and $0.2 million in 2006 primarily as a result of fewer employees receiving severance benefits than originally estimated. Further information regarding our restructuring accruals can be found under the caption "Note 6: Restructuring charges" of the Notes to Consolidated Financial Statements appearing in Item 8 of this report.

NEW ACCOUNTING PRONOUNCEMENTS

Information regarding the accounting pronouncement adopted during 2008 can be found under the caption: "Note 1: Significant accounting policies" of the Notes to Consolidated Financial Statements appearing in Item 8 of this report.

In December 2007, the FASB issued SFAS No. 141(R), *Business Combinations,* which modifies the required accounting for business combinations. This guidance applies to all transactions or other events in which an entity (the acquirer) obtains control of one or more businesses (the acquiree), including those sometimes referred to as "true mergers" or "mergers of equals." SFAS No. 141(R) changes the accounting for business acquisitions and will impact financial statements at the acquisition date and in subsequent periods. We are required to apply the new guidance to business combinations completed after December 31, 2008. We are not able to predict the impact this guidance will have on the accounting for acquisitions we may complete in future periods. For acquisitions completed prior to January 1, 2009, the new standard requires that changes in deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period must be recognized in earnings rather than as an adjustment to the cost of the acquisition. We do not expect this new guidance to have a significant impact on our consolidated financial statements.

In April 2008, the FASB issued FASB Staff Position (FSP) No. FAS 142-3, *Determination of the Useful Life of Intangible Assets*. This guidance addresses the determination of the useful life of intangible assets which have legal, regulatory or contractual provisions that potentially limit a company's use of an asset. Under the new guidance, a company should consider its own historical experience in renewing or extending similar arrangements. We are required to apply the new guidance to intangible assets acquired after December 31, 2008. As this guidance applies only to assets we may acquire in the future, we are not able to predict its impact, if any, on our consolidated financial statements.

In June 2008, the FASB issued FSP No. EITF 03-6-1, *Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities.* This guidance states that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents are participating securities and should be included in the computation of earnings per share using the two-class method outlined in SFAS No. 128, *Earnings per Share.* The two-class method is an earnings allocation formula that determines earnings per share for each class of common stock and participating security according to dividends declared and participation rights in undistributed earnings. The terms of our restricted stock unit and restricted stock awards do provide a nonforfeitable right to receive dividend equivalent payments on unvested awards. As such, these awards are considered participating securities under the new guidance. Effective January 1, 2009, we will begin reporting earnings per share under the two-class method and will restate all historical earnings per share data. We do not expect the adoption of this statement to have a significant impact on reported earnings per share.

In December 2008, the FASB issued FSP No. FAS 132(R)-1, *Employers' Disclosures about Postretirement Benefit Plan Assets.* This standard provides guidance on an employer's disclosures about plan assets of a defined benefit pension or other postretirement plan. Any additional disclosures required under this guidance will be included in our annual report on Form 10-K for the year ending December 31, 2009.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 (the Reform Act) provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information. We are filing this cautionary statement in connection with the Reform Act. When we use the words or phrases "should result," "believe," "intend," "plan," "are expected to," "targeted," "will continue," "will approximate," "is anticipated," "estimate," "project" or similar expressions in this Annual Report on Form 10-K, in future filings with the Securities and Exchange Commission (SEC), in our press releases and in oral statements made by our representatives, they indicate forward-looking statements within the meaning of the Reform Act.

We want to caution you that any forward-looking statements made by us or on our behalf are subject to uncertainties and other factors that could cause them to be incorrect. The material uncertainties and other factors known to us are discussed in Item 1A of this report and are incorporated into this Item 7 of the report as if fully stated herein. Although we have attempted to compile a comprehensive list of these important factors, we want to caution you that other factors may prove to be important in affecting future operating results. New factors emerge from time to time, and it is not possible for us to predict all of these factors, nor can we assess the impact each factor or combination of factors may have on our business.

You are further cautioned not to place undue reliance on those forward-looking statements because they speak only of our views as of the date the statements were made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

We are exposed to changes in interest rates primarily as a result of the borrowing activities used to support our capital structure, maintain liquidity and fund business operations. We do not enter into financial instruments for speculative or trading purposes. During 2008, we used our committed lines of credit to fund acquisitions, working capital and debt service requirements. The nature and amount of debt outstanding can be expected to vary as a result of future business requirements, market conditions and other factors. As of December 31, 2008, our total debt was comprised of the following:

(in thousands)	Carrying amount	Fair value[(1)]	Weighted-average interest rate
Long-term notes maturing December 2012	$ 299,250	$ 173,250	5.00%
Long-term notes maturing October 2014	274,646	96,250	5.13%
Long-term notes maturing June 2015	200,000	106,000	7.38%
Amounts drawn on credit facilities	78,000	78,000	0.91%
Capital lease obligation maturing in September 2009	1,440	1,440	10.41%
Total debt	$ 853,336	$ 454,940	5.23%

(1) Based on quoted market rates as of December 31, 2008, except for our capital lease obligation which is shown at carrying value.

We may, from time to time, consider retiring outstanding debt through open market purchases, privately negotiated transactions or otherwise. Any such repurchases or exchanges would depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors.

Based on the outstanding variable rate debt in our portfolio, a one percentage point increase in interest rates would have resulted in additional interest expense of $0.8 million for 2008.

We are exposed to changes in foreign currency exchange rates. Investments in, loans and advances to foreign subsidiaries and branches, as well as the operations of these businesses, are denominated in foreign currencies, primarily the Canadian dollar. The effect of exchange rate changes is expected to have a minimal impact on our results of operations and cash flows, as our foreign operations represent a relatively small portion of our business.

See *Business Challenges/Market Risks* for further discussion of market risks.

Item 8. Financial Statements and Supplementary Data.

Report of Independent Registered Accounting Firm

To the Shareholders and Board of Directors of Deluxe Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, shareholders' equity (deficit) and cash flows present fairly, in all material respects, the financial position of Deluxe Corporation and its subsidiaries at December 31, 2008 and December 31, 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008 based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Notes 9 and 12 to the consolidated financial statements, effective January 1, 2007, the Company changed the manner in which it accounts for uncertain income tax positions and the Company changed the measurement date it uses to measure the funded status of its defined benefit pension and other postretirement benefit plans.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP
Minneapolis, Minnesota
February 18, 2009

DELUXE CORPORATION
CONSOLIDATED BALANCE SHEETS
(in thousands, except share par value)

	December 31, 2008	December 31, 2007
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 15,590	$ 21,615
Trade accounts receivable-net of allowances for uncollectible accounts	68,572	84,268
Inventories and supplies	25,791	29,918
Deferred income taxes	17,825	14,901
Cash held for customers	26,078	23,285
Current assets of discontinued operations	1,008	3,935
Other current assets	12,222	14,023
Total current assets	167,086	191,945
Long-Term Investments (including $1,855 and $3,025, respectively, of investments at fair value)	36,794	36,013
Property, Plant, and Equipment-net of accumulated depreciation	128,105	138,860
Intangibles-net of accumulated amortization	154,081	148,263
Goodwill	653,044	584,923
Non-Current Assets of Discontinued Operations	—	2,841
Other Non-Current Assets	79,875	107,910
Total assets	$ 1,218,985	$ 1,210,755
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 61,598	$ 78,659
Accrued liabilities	142,599	149,975
Short-term debt	78,000	67,200
Long-term debt due within one year	1,440	1,754
Total current liabilities	283,637	297,588
Long-Term Debt	773,896	775,086
Deferred Income Taxes	9,491	10,194
Other Non-Current Liabilities	98,895	86,780
Commitments and Contingencies (Notes 9, 13, 14 and 18)		
Shareholders' Equity:		
Common shares $1 par value (authorized: 500,000 shares; issued: 2008 – 51,131; 2007 – 51,887)	51,131	51,887
Additional paid-in capital	54,207	65,796
Retained earnings (accumulated deficit)	12,682	(37,530)
Accumulated other comprehensive loss	(64,954)	(39,046)
Total shareholders' equity	53,066	41,107
Total liabilities and shareholders' equity	$ 1,218,985	$ 1,210,755

See Notes to Consolidated Financial Statements

DELUXE CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share amounts)

	Year Ended December 31, 2008	2007	2006
Revenue	$ 1,468,662	$ 1,588,885	$ 1,619,337
Restructuring charges (reversals)	14,867	(368)	1,942
Other cost of goods sold	551,646	574,972	598,038
Total cost of goods sold	566,513	574,604	599,980
Gross Profit	902,149	1,014,281	1,019,357
Selling, general and administrative expense	670,991	743,449	770,218
Restructuring charges	13,400	4,701	10,479
Asset impairment charges	9,942	—	44,698
Net gain on sale of facilities and product line	(1,418)	(3,773)	(4,582)
Operating Income	209,234	269,904	198,544
Interest expense	(50,421)	(55,294)	(56,661)
Other income	1,363	5,405	905
Income Before Income Taxes	160,176	220,015	142,788
Income tax provision	54,304	74,898	41,950
Income From Continuing Operations	105,872	145,117	100,838
Net (Loss) Income From Discontinued Operations	(4,238)	(1,602)	116
Net Income	$ 101,634	$ 143,515	$ 100,954
Basic Earnings per Share:			
Income from continuing operations	$ 2.08	$ 2.82	$ 1.98
Net (loss) income from discontinued operations	(0.08)	(0.03)	—
Basic earnings per share	2.00	2.79	1.98
Diluted Earnings per Share:			
Income from continuing operations	$ 2.05	$ 2.79	$ 1.96
Net (loss) income from discontinued operations	(0.08)	(0.03)	—
Diluted earnings per share	1.97	2.76	1.96
Cash Dividends per Share	$ 1.00	$ 1.00	$ 1.30

See Notes to Consolidated Financial Statements

DELUXE CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands)

	Year Ended December 31, 2008	2007	2006
Net Income	$ 101,634	$ 143,515	$ 100,954
Other Comprehensive Income, Net of Tax:			
Reclassification of loss on derivative instruments from other comprehensive income to net income	1,383	2,281	2,559
Pension and postretirement benefit plans:			
Minimum pension liability adjustment	—	—	(269)
Net actuarial loss arising during the period	(25,540)	(6,094)	—
Reclassification of amounts from other comprehensive income to net income:			
Amortization of prior service credit	(2,447)	(2,468)	—
Amortization of net actuarial loss	5,943	6,156	—
Unrealized foreign currency translation adjustment	(5,247)	3,263	255
Unrealized gains on securities:			
Unrealized holding gains arising during the year	—	—	268
Less reclassification adjustments for gains included in net income	—	—	(89)
Other Comprehensive (Loss) Income	(25,908)	3,138	2,724
Comprehensive Income	$ 75,726	$ 146,653	$ 103,678
Related Tax (Expense) Benefit of Other Comprehensive Income Included in Above Amounts:			
Reclassification of loss on derivative instruments from other comprehensive income to net income	$ (837)	$ (1,356)	$ (1,493)
Pension and postretirement benefit plans:			
Minimum pension liability adjustment	—	—	151
Net actuarial loss arising during the period	15,757	3,659	—
Reclassification of amounts from other comprehensive income to net income:			
Amortization of prior service credit	1,512	1,491	—
Amortization of net actuarial loss	(3,666)	(3,708)	—
Unrealized gains on securities:			
Unrealized holding gains arising during the year	—	—	(191)
Less reclassification adjustments for gains included in net income	—	—	63

See Notes to Consolidated Financial Statements

DELUXE CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)
(in thousands)

	Common shares					
	Number of shares	Par value	Additional paid-in capital	Retained earnings (accumulated deficit)	Accumulated other comprehensive loss	Total shareholder equity (defici
Balance, December 31, 2005	50,735	$ 50,735	$ 37,864	$ (159,401)	$ (11,224)	$ (82,0
Net income	—	—	—	100,954	—	100,9
Cash dividends	—	—	—	(66,973)	—	(66,9
Common shares issued	810	810	8,126	—	—	8,9
Tax impact of share-based awards	—	—	728	—	—	7
Reclassification of share-based awards to accrued liabilities	—	—	(1,919)	—	—	(1,9
Common shares retired	(31)	(31)	(724)	—	—	(7
Fair value of share-based compensation	5	5	6,026	—	—	6,0
Minimum pension liability, net of tax	—	—	—	—	(269)	(2
Adoption of FASB Statement No. 158, net of tax	—	—	—	—	(33,373)	(33,3
Loss on derivatives, net of tax	—	—	—	—	2,559	2,5
Currency translation adjustment	—	—	—	—	255	2
Unrealized gain on securities, net of tax	—	—	—	—	179	1
Balance, December 31, 2006	51,519	51,519	50,101	(125,420)	(41,873)	(65,6
Net income	—	—	—	143,515	—	143,5
Cash dividends	—	—	—	(52,048)	—	(52,0
Common shares issued	767	767	15,971	—	—	16,7
Tax impact of share-based awards	—	—	297	—	—	2
Common shares repurchased	(359)	(359)	(10,929)	—	—	(11,2
Other common shares retired	(40)	(40)	(1,354)	—	—	(1,3
Fair value of share-based compensation	—	—	11,710	—	—	11,7
Adoption of measurement date provision of FASB Statement No. 158, net of tax (Note 12)	—	—	—	(745)	(69)	(8
Adoption of FIN No. 48 (Note 9)	—	—	—	(3,074)	—	(3,0
Adoption of FASB Statement No. 159, net of tax (Note 1)	—	—	—	242	(242)	
Amounts related to postretirement benefit plans, net of tax (Note 12)	—	—	—	—	(2,406)	(2,4
Loss on derivatives, net of tax	—	—	—	—	2,281	2,2
Currency translation adjustment	—	—	—	—	3,263	3,2
Balance, December 31, 2007	51,887	51,887	65,796	(37,530)	(39,046)	41,1
Net income	—	—	—	101,634	—	101,6
Cash dividends	—	—	—	(51,422)	—	(51,4
Common shares issued	380	380	2,542	—	—	2,9
Tax impact of share-based awards	—	—	(2,468)	—	—	(2,4
Common shares repurchased	(1,054)	(1,054)	(20,793)	—	—	(21,8
Other common shares retired	(82)	(82)	(1,639)	—	—	(1,7
Fair value of share-based compensation	—	—	10,769	—	—	10,7
Amounts related to postretirement benefit plans, net of tax (Note 12)	—	—	—	—	(22,044)	(22,0
Loss on derivatives, net of tax	—	—	—	—	1,383	1,3
Currency translation adjustment	—	—	—	—	(5,247)	(5,2
Balance, December 31, 2008	51,131	$ 51,131	$ 54,207	$ 12,682	$ (64,954)	$ 53,0

See Notes to Consolidated Financial Statements

DELUXE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31, 2008	2007	2006
Cash Flows from Operating Activities:			
Net income	$ 101,634	$ 143,515	$ 100,954
Adjustments to reconcile net income to net cash provided by operating activities of continuing operations:			
Net loss (income) from discontinued operations	4,238	1,602	(116)
Depreciation	21,881	21,786	25,298
Amortization of intangibles	42,079	45,774	59,237
Asset impairment charges	9,942	—	44,698
Amortization of contract acquisition costs	26,618	28,189	36,576
Employee share-based compensation expense	9,683	13,533	6,191
Deferred income taxes	(790)	5,280	(37,375)
Other non-cash items, net	21,912	14,772	3,802
Changes in assets and liabilities, net of effects of acquisitions, product line disposition and discontinued operations:			
Trade accounts receivable	10,578	6,065	(1,709)
Inventories and supplies	321	(1,264)	(1,234)
Other current assets	(1,807)	3,719	28,728
Non-current assets	5,404	(1,665)	(6,995)
Accounts payable	(9,768)	667	(7,781)
Contract acquisition payments	(9,008)	(14,230)	(17,029)
Other accrued and other non-current liabilities	(34,430)	(22,668)	5,650
Net cash provided by operating activities of continuing operations	198,487	245,075	238,895
Cash Flows from Investing Activities:			
Purchases of capital assets	(31,865)	(32,286)	(41,012)
Payments for acquisitions, net of cash acquired	(104,879)	(2,316)	(16,521)
Purchase of customer list	(3,637)	—	—
Purchases of marketable securities	—	(1,057,460)	—
Proceeds from sales of marketable securities	—	1,057,460	—
Proceeds from sale of facilities and product line	4,181	19,214	9,247
Proceeds from redemptions of life insurance policies	—	—	15,513
Other	427	4,459	(111)
Net cash used by investing activities of continuing operations	(135,773)	(10,929)	(32,884)
Cash Flows from Financing Activities:			
Net proceeds (payments) from short-term debt	10,800	(45,460)	(99,686)
Proceeds from issuance of long-term debt, net of debt issuance costs	—	196,329	—
Payments on long-term debt	(1,755)	(326,582)	(51,362)
Change in book overdrafts	(6,370)	(3,006)	3,285
Proceeds from issuing shares under employee plans	2,801	15,923	8,936
Excess tax benefit from share-based employee awards	112	1,242	1,213
Payments for common shares repurchased	(21,847)	(11,288)	—
Cash dividends paid to shareholders	(51,422)	(52,048)	(66,973)
Net cash used by financing activities of continuing operations	(67,681)	(224,890)	(204,587)
Effect of Exchange Rate Change on Cash	(2,053)	1,161	158
Cash Provided (Used) by Operating Activities of Discontinued Operations	995	(401)	179
Cash Provided by Investing Activities of Discontinued Operations – Net Proceeds from Sale	—	—	2,971
Net Change in Cash and Cash Equivalents	(6,025)	10,016	4,732
Cash and Cash Equivalents: Beginning of Year	21,615	11,599	6,867
End of Year	$ 15,590	$ 21,615	$ 11,599

See Notes to Consolidated Financial Statements

DELUXE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Significant accounting policies

Consolidation – The consolidated financial statements include the accounts of Deluxe Corporation and its wholly-owned subsidiaries. All intercompany accounts, transactions and profits have been eliminated.

Reclassifications – We have reclassified certain amounts presented in the consolidated financial statements for 2007 and 2006 to conform to the current period presentation. These reclassifications consisted of presenting restructuring charges separately in the consolidated statements of income and reporting our Russell & Miller retail packaging and signage business as discontinued operations (see Note 5). The reclassifications had no impact on previously reported net income or shareholders' equity.

Use of estimates – We have prepared the accompanying consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. In this process, it is necessary for us to make certain assumptions and estimates affecting the amounts reported in the consolidated financial statements and related notes. These estimates and assumptions are developed based upon all available information. However, actual results can differ from assumed and estimated amounts.

Foreign currency translation – The financial statements of our foreign subsidiaries are measured in the respective subsidiaries' functional currencies, primarily Canadian dollars, and are translated into U.S. dollars. Assets and liabilities are translated using the exchange rates in effect at the balance sheet date. Revenue and expenses are translated at the average exchange rates during the year. The resulting translation gains and losses are reflected in accumulated other comprehensive loss in the shareholders' equity section of our consolidated balance sheets. Foreign currency transaction gains and losses are recorded in other income in our consolidated statements of income.

Cash and cash equivalents – We consider all cash on hand and other highly liquid investments with original maturities of three months or less to be cash and cash equivalents. The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents approximate fair value. As a result of our cash management system, checks issued by us but not presented to the banks for payment may create negative book cash balances. Such negative balances are included in accounts payable and totaled $7.1 million as of December 31, 2008 and $13.5 million as of December 31, 2007.

Marketable securities – Marketable securities which were purchased and sold during 2007 consisted of investments in tax-exempt mutual funds. They were classified as available for sale and were carried at fair value on the consolidated balance sheet, based on quoted prices in active markets for identical assets. The cost of securities sold was determined using the specific identification method.

Trade accounts receivable – Trade accounts receivable are initially recorded at fair value upon the sale of goods or services to customers. They are stated net of allowances for uncollectible accounts, which represent estimated losses resulting from the inability of customers to make the required payments. When determining the allowances for uncollectible accounts, we take several factors into consideration including the overall composition of accounts receivable aging, our prior history of accounts receivable write-offs, the type of customer and our day-to-day knowledge of specific customers. Changes in the allowances for uncollectible accounts are included in selling, general and administrative (SG&A) expense in our consolidated statements of income. The point at which uncollected accounts are written off varies by type of customer, but generally does not exceed one year from the date of sale.

Inventories and supplies – Inventories and supplies are stated at the lower of average cost or market. Average cost approximates computation on a first-in, first-out basis. Supplies consist of items not used directly in the production of goods, such as maintenance and janitorial supplies utilized in the production area.

Cash held for customers – As part of our Canadian payroll services business, we collect funds from clients to pay their payroll and related taxes. We hold these funds temporarily until payments are remitted to the clients' employees and the appropriate taxing authorities. These funds are reported as cash held for customers in our consolidated balance sheets. The corresponding liability for these obligations is included in accrued liabilities in our consolidated balance sheets.

Long-term investments – Long-term investments consist primarily of cash surrender values of life insurance contracts. The carrying amounts reported in the consolidated balance sheets for these investments approximate fair value. Additionally, long-term investments include an investment in a domestic mutual fund with a fair value of $1.9 million as of December 31, 2008 and $3.0 million as of December 31, 2007. Fair value is based on quoted prices in active markets for identical assets, which is considered a Level 1 fair value measurement under Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements.* Effective January 1, 2007, we elected to report the mutual fund investment using the fair value option under SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities.* This investment corresponds to a liability under an officers' deferred compensation plan which is not available to new participants and is fully funded by the mutual fund investment. The liability under the plan equals the fair value of the mutual fund investment. Under SFAS No. 159, the investment is reported as a trading security, and changes in the fair value of both the plan asset and liability are netted within SG&A expense in the consolidated statements of income. Dividends earned by the mutual fund investment, as reported by the fund, realized gains and losses and permanent declines in value are also netted within SG&A expense in the consolidated statements of income. The cost of securities sold is determined using the average cost method. During 2008, we recognized a net unrealized loss of $1.3 million on the mutual fund investment and during 2007, we recognized a net unrealized loss of $0.1 million. Prior to January 1, 2007, the mutual fund investment was classified as an available for sale security, and unrealized gains and losses, net of tax, were reported in accumulated other comprehensive loss in the shareholders' equity section of our consolidated balance sheet. As required by SFAS No. 159, the cumulative unrealized gain related to the mutual fund investment of $0.2 million, net of tax, as of January 1, 2007, was reclassified from accumulated other comprehensive loss to accumulated deficit as of January 1, 2007. The unrealized pre-tax gain on this investment as of January 1, 2007 was $0.4 million.

Property, plant and equipment – Property, plant and equipment, including leasehold and other improvements that extend an asset's useful life or productive capabilities, are stated at historical cost. Buildings have been assigned 40-year lives and machinery and equipment are generally assigned lives ranging from one to 11 years, with a weighted-average life of 8.1 years as of December 31, 2008. Buildings, machinery and equipment are generally depreciated using accelerated methods. Leasehold and building improvements are depreciated on the straight-line basis over the estimated useful life of the property or the life of the lease, whichever is shorter. Maintenance and repairs are expensed as incurred. Gains or losses resulting from the disposition of property, plant and equipment are included in SG&A expense in the consolidated statements of income, with the exception of building sales. Such sales are reported separately in the consolidated statements of income.

Intangibles – Intangible assets are stated at historical cost. Amortization expense is generally determined on the straight-line basis over periods ranging from one to 20 years, with a weighted-average life of 6.5 years as of December 31, 2008. Customer lists and distributor contracts are amortized using accelerated methods. Each reporting period, we evaluate the remaining useful lives of our amortizable intangibles to determine whether events and circumstances warrant a revision to the remaining period of amortization. If our estimate of an asset's remaining useful life is revised, the remaining carrying amount of the asset is amortized prospectively over the revised remaining useful life. As of December 31, 2008, one of our trade name assets has been assigned an indefinite life. As such, this asset is not amortized, but is subject to impairment testing on at least an annual basis. As of December 31, 2007, two of our trade name assets had been assigned indefinite lives. See Note 7 for information regarding the asset that was modified from an indefinite-lived asset to an amortizable asset. Gains or losses resulting from the disposition of intangibles are included in SG&A expense in the consolidated statements of income.

We capitalize costs of software developed or obtained for internal use, including website development costs, once the preliminary project stage has been completed, management commits to funding the project and it is probable that the project will be completed and the software will be used to perform the function intended. Capitalized costs include only (1) external direct costs of materials and services consumed in developing or obtaining internal-use software, (2) payroll and payroll-related costs for employees who are directly associated with and who devote time to the internal-use software project, and (3) interest costs incurred, when significant, while developing internal-use software. Costs incurred in populating websites with information about the company or products are expensed as incurred. Capitalization of costs ceases when the project is substantially complete and ready for its intended use. The carrying value of internal-use software is reviewed in accordance with our policy on impairment of long-lived assets and amortizable intangibles.

Impairment of long-lived assets and amortizable intangibles – We evaluate the recoverability of property, plant, equipment and amortizable intangibles not held for sale whenever events or changes in circumstances indicate that an asset's carrying amount may not be recoverable. Such circumstances could include, but are not limited to, (1) a significant decrease in the market value of an asset, (2) a significant adverse change in the extent or manner in which an asset is used or in its physical condition, or (3) an accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of an asset. We measure the carrying amount of the asset against the estimated undiscounted future cash flows associated with it. If the sum of the expected future net cash flows is less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds the fair value of the asset. As quoted market prices are not available for the majority of our assets, the estimate of fair value is based on various valuation techniques, including the discounted value of estimated future cash flows.

We evaluate the recoverability of property, plant, equipment and intangibles held for sale by comparing the asset's carrying amount with its fair value less costs to sell. Should the fair value less costs to sell be less than the carrying value of the long-lived asset, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds the fair value of the asset less costs to sell.

The evaluation of asset impairment requires us to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts.

Impairment of non-amortizable intangibles and goodwill – In accordance with SFAS No. 142, *Goodwill and Other Intangible Assets*, we evaluate the carrying value of non-amortizable intangibles and goodwill on July 31st of each year and between annual evaluations if events occur or circumstances change that would indicate a possible impairment. Such circumstances could include, but are not limited to, (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, (3) an adverse action or assessment by a regulator, or (4) an adverse change in market conditions which are indicative of a decline in the fair value of the assets.

When evaluating whether our indefinite-lived trade name is impaired, we compare the carrying amount of the asset to its estimated fair value. The estimate of fair value is based on a relief from royalty method which calculates the cost savings associated with owning rather than licensing the trade name. An assumed royalty rate is applied to forecasted revenue and the resulting cash flows are discounted. Should the estimated fair value be less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss is calculated as the amount by which the carrying value of the asset exceeds the fair value of the asset. The impairment analyses completed during 2008 indicated impairment of trade names in our Small Business Services segment. See Note 7 for further information regarding these impairment charges and Note 18 for related information regarding market risks. In addition to the required impairment analyses, we continually evaluate the remaining useful life of our indefinite-lived asset to determine whether events and circumstances continue to support an indefinite useful life. If we determine that the asset has a finite useful life, we must first test the asset for impairment and then amortize the asset's remaining carrying value over its estimated remaining useful life (see Note 7).

When evaluating whether goodwill is impaired, we compare the fair value of the reporting unit to which the goodwill is assigned to its carrying amount. In calculating fair value, we use the income approach. The income approach is a valuation technique under which we estimate future cash flows using each reporting unit's financial forecast from the perspective of an unrelated market participant. Future estimated cash flows are discounted to their present value to calculate fair value. For reasonableness, the summation of our reporting units' fair values is compared to our consolidated fair value as indicated by our market capitalization plus an appropriate control premium. If the carrying amount of a reporting unit exceeds its fair value, then the amount of the impairment loss must be measured. An impairment loss is calculated by comparing the implied fair value of the reporting unit goodwill to its carrying amount. In calculating the implied fair value of goodwill, the fair value of the reporting unit is allocated to all of the other assets and liabilities of that unit based on their fair values. The excess of the fair value of a reporting unit over the amount assigned to its other assets and liabilities is the implied fair value of goodwill. Since the fair value of all our reporting units exceeded their carrying values, the impairment analyses completed during 2008, 2007 and 2006 indicated no goodwill impairment. See Note 18 for related information regarding market risks.

Contract acquisition costs – We record contract acquisition costs when we sign or renew certain contracts with our financial institution clients. These costs, which are essentially pre-paid product discounts, consist of cash payments or accruals related to amounts owed to financial institution clients by our Financial Services segment. Contract acquisition costs are generally amortized as reductions of revenue on the straight-line basis over the related contract term. Currently, these amounts are being amortized over periods ranging from one to 10 years, with a weighted-average life of 5.7 years as of

December 31, 2008. Whenever events or changes occur that impact the related contract, including significant declines in the anticipated profitability, we evaluate the carrying value of the contract acquisition costs to determine if impairment has occurred. Should a financial institution cancel a contract prior to the agreement's termination date, or should the volume of orders realized through a financial institution fall below contractually-specified minimums, we generally have a contractual right to a refund of the remaining unamortized contract acquisition costs. These costs are included in other non-current assets in the consolidated balance sheets. See Note 18 for related information regarding market risks.

Advertising costs – Deferred advertising costs include materials, printing, labor and postage costs related to direct response advertising programs of our Direct Checks and Small Business Services segments. These costs are amortized as SG&A expense over periods (not exceeding 18 months) that correspond to the estimated revenue streams of the individual advertisements. The actual revenue streams are analyzed at least annually to monitor the propriety of the amortization periods. Judgment is required in estimating the future revenue streams, especially with regard to check re-orders which can span an extended period of time. Significant changes in the actual revenue streams would require the amortization periods to be modified, thus impacting our results of operations during the period in which the change occurred and in subsequent periods. For our Direct Checks segment, approximately 82% of the costs of individual advertisements are expensed within six months of the advertisement. The majority of the deferred advertising costs of our Small Business Services segment are fully amortized within six months of the advertisement. Deferred advertising costs are included in other non-current assets in the consolidated balance sheets, as portions are amortized over periods in excess of one year.

Non-direct response advertising projects are expensed the first time the advertising takes place. Catalogs provided to financial institution clients of the Financial Services segment are accounted for as prepaid assets until they are shipped to financial institutions. The total amount of advertising expense for continuing operations was $110.5 million in 2008, $120.0 million in 2007 and $115.2 million in 2006.

Restructuring charges – Over the past several years, we have recorded restructuring accruals as a result of facility closings and cost management efforts. These accruals primarily consist of employee termination benefits payable under our ongoing severance benefit plan. We record accruals for employee termination benefits when it is probable that a liability has been incurred and the amount of the liability is reasonably estimable. As such, judgment is involved in determining when it is appropriate to record restructuring accruals. Additionally, we are required to make estimates and assumptions in calculating the restructuring accruals, as many times employees choose to voluntarily leave the company prior to their termination date or they secure another position within the company. In these situations, the employees do not receive termination benefits. To the extent our assumptions and estimates differ from our actual costs, subsequent adjustments to restructuring accruals have been and will be required. Restructuring accruals are included in accrued liabilities in our consolidated balance sheets. In addition to severance benefits, we also typically incur other costs related to restructuring activities including, but not limited to, equipment moves, training and travel. These costs are expensed as incurred.

Deferred income taxes – Deferred income taxes result from temporary differences between the financial reporting basis of assets and liabilities and their respective tax reporting bases. Current deferred tax assets and liabilities are netted in the consolidated balance sheets, as are long-term deferred tax assets and liabilities. Future tax benefits are recognized to the extent that realization of such benefits is more likely than not.

Derivative financial instruments – In the past, we have used derivative financial instruments to hedge interest rate exposures related to the issuance of long-term debt (see Note 8). We do not use derivative financial instruments for speculative or trading purposes.

We recognize all derivative financial instruments in the consolidated financial statements at fair value regardless of the purpose or intent for holding the instrument. Changes in the fair value of derivative financial instruments are recognized periodically either in income or in shareholders' equity as a component of accumulated other comprehensive loss, depending on whether the derivative financial instrument qualifies for hedge accounting, and if so, whether it qualifies as a fair value hedge or a cash flow hedge. Generally, changes in fair values of derivatives accounted for as fair value hedges are recorded in income along with the portion of the change in the fair value of the hedged items that relate to the hedged risk. Changes in fair values of derivatives accounted for as cash flow hedges, to the extent they are effective as hedges, are recorded in accumulated other comprehensive loss, net of tax. We present amounts used to settle cash flow hedges as financing activities in our consolidated statements of cash flows. Changes in fair values of derivatives not qualifying as hedges are reported in income.

Revenue recognition – We recognize revenue when (1) persuasive evidence of an arrangement exists, (2) delivery has occurred or services have been rendered, (3) the sales price is fixed or determinable, and (4) collectibility is reasonably assured. The majority of our revenues are generated from the sale of products for which revenue is recognized upon shipment or customer receipt, based upon the transfer of title. Our services, which account for the remainder of our revenue, consist primarily of fraud prevention and payroll services, as well as web hosting and applications services. We recognize these service revenues as the services are provided. In some situations, our web hosting and applications services are billed on a quarterly, semi-annual or annual basis. When a customer pays in advance for services, we defer the revenue and recognize it as the services are performed. Up-front set-up fees related to our web hosting and applications services are deferred and recognized as revenue on the straight-line basis over their estimated economic life. Deferred revenue is included in accrued liabilities in our consolidated balance sheets.

Revenue includes amounts billed to customers for shipping and handling and pass-through costs, such as marketing materials for which our financial institution clients reimburse us. Costs incurred for shipping and handling and pass-through costs are reflected in cost of goods sold. For sales with a right of return, a reserve for sales returns is recorded in accordance with SFAS No. 48, *Revenue Recognition When Right of Return Exists*, based on significant historical experience.

At times, a financial institution client may terminate its contract with us prior to the end of the contract term. In many of these cases, the financial institution is contractually required to remit a contract termination payment. Such payments are recorded as revenue when the termination agreement is executed, provided that we have no further service or contractual obligations, and collection of the funds is assured.

Revenue is presented in the consolidated statements of income net of rebates, discounts, amortization of contract acquisition costs and sales tax. We enter into contractual agreements with financial institution clients for rebates on certain products we sell. We record these amounts as reductions of revenue in the consolidated statements of income and as accrued liabilities in the consolidated balance sheets when the related revenue is recorded. At times we may also sell products at discounted prices or provide free products to customers when they purchase a specified product. Discounts are recorded as reductions of revenue when the related revenue is recorded. The cost of free products is recorded as cost of goods sold when the revenue for the related purchase is recorded. Additionally, reported revenue for our Financial Services segment does not reflect the full retail price paid by end-consumers to their financial institutions. Revenue reflects the amounts paid to us by our financial institution clients.

Employee share-based compensation – Our share-based compensation consists of non-qualified stock options, restricted stock units, restricted stock and an employee stock purchase plan. On January 1, 2006, we adopted SFAS No. 123(R), *Share-Based Payment,* using the modified prospective method. Prior to this, we were applying the fair value method of SFAS No. 123, *Accounting for Stock-Based Compensation*, in accounting for employee share-based awards. As such, our results of operations for all periods presented include compensation expense for all outstanding employee share-based awards. We elected to utilize the transition method outlined in Financial Accounting Standards Board (FASB) Staff Position (FSP) No. FAS 123(R)-3, *Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards*, in accounting for the income tax consequences of employee share-based compensation awards. Upon the adoption of SFAS No. 123(R), we had a positive income tax windfall pool.

The fair value of stock options is measured on the grant date using the Black-Scholes option pricing model. The related compensation expense is recognized on the straight-line basis, net of estimated forfeitures, over the option's vesting period. The fair value of restricted stock and a portion of our restricted stock unit awards is measured on the grant date based on the market value of our common stock. The related compensation expense, net of estimated forfeitures, is recognized over the applicable service period. Certain of our restricted stock unit awards may be settled in cash if an employee voluntarily chooses to leave the company. These awards are included in accrued liabilities in the consolidated balance sheets and are re-measured at fair value as of each balance sheet date. Compensation expense for the 15% discount provided under our employee stock purchase plan is recognized over the six-month purchase period. Prior to August 1, 2006, our plan contained a "look-back" provision under which the purchase price was calculated at 85% of the lower of the stock's market value at the beginning or end of the six-month purchase period. We utilized the Black-Scholes option pricing model to calculate the fair value of these awards, and the resulting compensation expense was recognized over the six-month purchase period.

Earnings per share – Basic earnings per share is based on the weighted-average number of common shares outstanding during the year. Diluted earnings per share is based on the weighted-average number of common shares outstanding during the year, adjusted to give effect to potential common shares such as stock options, restricted stock units and unvested restricted stock issued under our stock incentive plan (see Note 10). When determining the denominator for the diluted earnings per share calculation under the treasury stock method, we exclude from assumed proceeds the impact of pro forma deferred tax assets.

Comprehensive income – Comprehensive income includes charges and credits to shareholders' equity that are not the result of transactions with shareholders. Our total comprehensive income consists of net income, gains and losses on derivative instruments, changes in the funded status and amortization of amounts related to our pension and postretirement benefit plans, and foreign currency translation adjustments. In 2006, total comprehensive income also included minimum pension liability adjustments and unrealized gains and losses on securities. These items are no longer included in comprehensive income due to the adoption of SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*, and SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*. The items of comprehensive income, with the exception of net income, are included in accumulated other comprehensive loss in our consolidated balance sheets and statements of shareholders' equity (deficit).

Recently adopted accounting pronouncement – In December 2007, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 110. This guidance allows companies, in certain circumstances, to utilize a simplified method in determining the expected term of stock option grants when calculating the compensation expense to be recorded under SFAS No. 123(R), *Share-Based Payment*. The simplified method can be used after December 31, 2007 only if a company's stock option exercise experience does not provide a reasonable basis upon which to estimate the expected option term. Through 2007, we utilized the simplified method to determine the expected option term, based upon the vesting and original contractual terms of the option. On January 1, 2008, we began calculating the expected option term based on our historical option exercise data. This change did not have a significant impact on the compensation expense recognized for stock options granted in 2008.

Accounting pronouncements not yet adopted – In December 2007, the FASB issued SFAS No. 141(R), *Business Combinations,* which modifies the required accounting for business combinations. This guidance applies to all transactions or other events in which an entity (the acquirer) obtains control of one or more businesses (the acquiree), including those sometimes referred to as "true mergers" or "mergers of equals." SFAS No. 141(R) changes the accounting for business acquisitions and will impact financial statements at the acquisition date and in subsequent periods. We are required to apply the new guidance to business combinations completed after December 31, 2008. We are not able to predict the impact this guidance will have on the accounting for acquisitions we may complete in future periods. For acquisitions completed prior to January 1, 2009, the new standard requires that changes in deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period must be recognized in earnings rather than as an adjustment to the cost of the acquisition. We do not expect this new guidance to have a significant impact on our consolidated financial statements.

In April 2008, the FASB issued FSP No. FAS 142-3, *Determination of the Useful Life of Intangible Assets*. This guidance addresses the determination of the useful life of intangible assets which have legal, regulatory or contractual provisions that potentially limit a company's use of an asset. Under the new guidance, a company should consider its own historical experience in renewing or extending similar arrangements. We are required to apply the new guidance to intangible assets acquired after December 31, 2008. As this guidance applies only to assets we may acquire in the future, we are not able to predict its impact, if any, on our consolidated financial statements.

In June 2008, the FASB issued FSP No. EITF 03-6-1, *Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities*. This guidance states that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalent payments are participating securities and should be included in the computation of earnings per share using the two-class method outlined in SFAS No. 128, *Earnings per Share*. The two-class method is an earnings allocation formula that determines earnings per share for each class of common stock and participating security according to dividends declared and participation rights in undistributed earnings. The terms of our restricted stock unit and restricted stock awards do provide a nonforfeitable right to receive dividend equivalent payments on unvested awards. As such, these awards are considered participating securities under the new guidance. Effective January 1, 2009, we will begin reporting earnings per share under the two-class method and will restate all historical earnings per share data. We do not expect the adoption of this statement to have a significant impact on reported earnings per share.

In December 2008, the FASB issued FSP No. FAS 132(R)-1, *Employers' Disclosures about Postretirement Benefit Plan Assets*. This standard provides guidance on an employer's disclosures about plan assets of a defined benefit pension or other postretirement plan. Any additional disclosures required under this guidance will be included in our annual report on Form 10-K for the year ending December 31, 2009.

Note 2: Supplementary balance sheet and cash flow information

Trade accounts receivable – Net trade accounts receivable was comprised of the following at December 31:

(in thousands)	2008	2007
Trade accounts receivable	$ 74,502	$ 91,145
Allowances for uncollectible accounts	(5,930)	(6,877)
Trade accounts receivable – net	$ 68,572	$ 84,268

Changes in the allowances for uncollectible accounts were as follows:

(in thousands)	2008	2007	2006
Balance, beginning of year	$ 6,877	$ 7,915	$ 7,676
Bad debt expense	7,756	8,233	8,732
Write-offs, net of recoveries	(8,703)	(9,271)	(8,493)
Balance, end of year	$ 5,930	$ 6,877	$ 7,915

Inventories and supplies – Inventories and supplies were comprised of the following at December 31:

(in thousands)	2008	2007
Raw materials	$ 4,047	$ 4,510
Semi-finished goods	10,807	11,046
Finished goods	6,608	8,271
Total inventories	21,462	23,827
Supplies, primarily production	4,329	6,091
Inventories and supplies	$ 25,791	$ 29,918

Property, plant and equipment – Property, plant and equipment was comprised of the following at December 31:

(in thousands)	2008	2007
Land and land improvements	$ 35,097	$ 35,895
Buildings and building improvements	133,865	133,664
Machinery and equipment	300,029	295,197
Total	468,991	464,756
Accumulated depreciation	(340,886)	(325,896)
Property, plant and equipment – net	$ 128,105	$ 138,860

Intangibles – Intangibles were comprised of the following at December 31:

(in thousands)	2008 Gross carrying amount	2008 Accumulated amortization	2008 Net carrying amount	2007 Gross carrying amount	2007 Accumulated amortization	2007 Net carrying amount
Indefinite-lived:						
Trade names	$ 24,000	$ —	$ 24,000	$ 59,400	$ —	$ 59,400
Amortizable intangibles:						
Internal-use software	315,493	(260,320)	55,173	278,782	(243,472)	35,310
Customer lists/relationships	125,530	(96,963)	28,567	110,165	(85,199)	24,966
Distributor contracts	30,900	(22,792)	8,108	30,900	(19,016)	11,884
Trade names	54,861	(19,920)	34,941	29,569	(16,123)	13,446
Other	8,505	(5,213)	3,292	7,667	(4,410)	3,257
Amortizable intangibles	535,289	(405,208)	130,081	457,083	(368,220)	88,863
Intangibles	$ 559,289	$ (405,208)	$ 154,081	$ 516,483	$ (368,220)	$ 148,263

Total amortization of intangibles was $42.1 million in 2008, $45.8 million in 2007 and $59.2 million in 2006. Of these amounts, amortization of internal-use software was $17.5 million in 2008, $16.6 million in 2007 and $25.2 million in 2006. Based on the intangibles in service as of December 31, 2008, estimated amortization expense for each of the next five years ending December 31 is as follows:

(in thousands)	
2009	$ 40,210
2010	26,125
2011	17,217
2012	7,354
2013	4,804

We acquire internal-use software in the normal course of business. In conjunction with acquisitions (see Note 4), we also acquired certain other amortizable intangible assets. The following intangible assets were acquired during the years indicated:

(in thousands)	2008 Amount	2008 Weighted-average amortization period	2007 Amount	2007 Weighted-average amortization period	2006 Amount	2006 Weighted-average amortization period
Internal-use software	$ 39,418	3 years	$ 17,394	4 years	$ 18,984	3 years
Customer lists/ relationships	19,292	11 years	—	—	4,200	5 years
Trade names	1,016	9 years	—	—	1,400	5 years
Other	900	3 years	—	—	—	—
Acquired intangibles	$ 60,626	6 years	$ 17,394	4 years	$ 24,584	4 years

Goodwill – As of December 31, 2008, goodwill was comprised of the following:

(in thousands)	
Acquisition of New England Business Service, Inc. (NEBS) in June 2004	$ 492,082
Acquisition of Designer Checks, Inc. in February 2000[(1)]	77,970
Acquisition of Hostopia.com Inc. in August 2008 (see Note 4)	68,555
Acquisition of the Johnson Group in October 2006 (see Note 4)[(1)]	7,320
Acquisition of Direct Checks in December 1987	4,267
Acquisition of Logo Design Mojo, Inc. in April 2008 (see Note 4)[(1)]	1,336
Acquisition of Dots and Pixels, Inc. in July 2005	856
Acquisition of All Trade Computer Forms, Inc. in February 2007 (see Note 4)	658
Goodwill	$ 653,044

(1) This goodwill is deductible for income tax purposes.

Changes in goodwill were as follows:

(in thousands)	Small Business Services	Direct Checks	Total
Balance, December 31, 2006	$ 507,935	$ 82,237	$ 590,172
Sale of industrial packaging product line (see Note 4)	(5,864)	—	(5,864)
Adjustment to NEBS acquisition income tax receivable and deferred income taxes	(915)	—	(915)
Acquisition of All Trade Computer Forms, Inc. (see Note 4)	711	—	711
Adoption of FIN No. 48 (see Note 9)	576	—	576
Currency translation adjustment	243	—	243
Balance, December 31, 2007	502,686	82,237	584,923
Acquisition of Hostopia.com Inc. (see Note 4)	68,555	—	68,555
Acquisition of Logo Design Mojo, Inc. (see Note 4)	1,359	—	1,359
Adjustment to NEBS acquisition uncertain tax positions	(1,436)	—	(1,436)
Currency translation adjustment	(357)	—	(357)
Balance, December 31, 2008	$ 570,807	$ 82,237	$ 653,044

Fair value measurements – On January 1, 2007, we adopted SFAS No. 157, *Fair Value Measurements*. This standard addresses how companies should measure fair value when they are required to use a fair value measure for recognition or disclosure purposes under generally accepted accounting principles (GAAP) in the United States. In February 2008, the FASB issued FSP No. FAS 157-2, *Effective Date of FASB Statement No. 157*, which delays the effective date of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis. Because we adopted SFAS No. 157 on January 1, 2007, the delay outlined in FSP No. FAS 157-2 does not apply to us.

On a recurring basis, we measure at fair value a long-term investment in a domestic mutual fund using quoted prices in active markets for identical assets. This is considered a Level 1 fair value measurement under SFAS No. 157. This investment had a fair value of $1.9 million as of December 31, 2008 and $3.0 million as of December 31, 2007. Further information regarding this investment is provided in our long-term investments policy in Note 1.

As of July 31 of each year we complete the annual impairment analysis of indefinite-lived intangibles and goodwill. We completed an additional analysis as of December 31, 2008, based on the continuing impact of the economic downturn on our expected operating results. Information regarding the methodology used to determine the fair value of these assets is provided in the impairment of non-amortizable intangibles and goodwill policy in Note 1. Also during 2008, we measured the net assets of discontinued operations at fair value (see Note 5). Information regarding these nonrecurring fair value measurements completed as of December 31, 2008 and July 31, 2007 was as follows:

		Fair value measurements using		
(in thousands)	Fair value as of measurement date	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
2008:				
Indefinite-lived trade name	$ 24,296	$ —	$ —	$ 24,296
Amortizable NEBS® trade name (see Note 7)	25,845	—	—	25,845
Goodwill[1]	1,306,718	—	—	1,306,718
Discontinued operations	678	—	678	—
2007:				
Indefinite-lived trade names	74,503	—	—	74,503
Goodwill[1]	2,494,281	—	—	2,494,281

(1) Fair value represents the fair value of reporting units to which goodwill is assigned. Because the fair value of each of our reporting units was greater than its carrying value, the implied fair value of goodwill was not required to be calculated.

During 2008, we recorded impairment charges related to our indefinite-lived trade names. See Note 7 for further discussion of these impairment charges. Also, see Note 18 for discussion of market risks related to goodwill and our indefinite-lived trade name.

Other non-current assets – Other non-current assets as of December 31 were comprised of the following:

(in thousands)	2008	2007
Contract acquisition costs (net of accumulated amortization of $99,502 and $82,976, respectively)	$ 37,706	$ 55,516
Deferred advertising costs	20,189	24,148
Other	21,980	28,246
Other non-current assets	$ 79,875	$ 107,910

See Note 18 for a discussion of market risks related to contract acquisition costs. Changes in contract acquisition costs were as follows:

(in thousands)	2008	2007	2006
Balance, beginning of year	$ 55,516	$ 71,721	$ 93,664
Additions[1]	8,808	11,984	14,633
Amortization	(26,618)	(28,189)	(36,576)
Balance, end of year	$ 37,706	$ 55,516	$ 71,721

(1) Contract acquisition costs are accrued upon contract execution. Cash payments made for contract acquisition costs were $9,008 in 2008, $14,230 in 2007 and $17,029 in 2006.

Accrued liabilities – Accrued liabilities as of December 31 were comprised of the following:

(in thousands)	2008	2007
Customer rebates	$ 29,113	$ 20,397
Cash held for customers	26,078	23,285
Restructuring (see Note 6)	20,379	5,050
Employee profit sharing and pension	15,061	39,995
Wages, including vacation	12,176	16,960
Interest	5,394	5,414
Other	34,398	38,874
Accrued liabilities	$ 142,599	$ 149,975

Supplemental cash flow disclosures – Cash payments for interest and income taxes were as follows for the years ended December 31:

(in thousands)	2008	2007	2006
Interest paid	$ 50,441	$ 57,077	$ 57,035
Income taxes paid	59,997	89,944	74,891

As of December 31, 2008, we had accounts payable of $2.0 million related to capital asset purchases. These amounts were reflected in property, plant and equipment and intangibles in our consolidated balance sheet as of December 31, 2008, as we did receive the assets as of that date. The payment of these liabilities will be included in purchases of capital assets on the consolidated statements of cash flows when these liabilities are paid. As of December 31, 2007, we had accounts payable of $3.9 million related to capital asset purchases.

Marketable securities purchased and sold during 2007 consisted primarily of investments in tax-exempt mutual funds. The funds were comprised of variable rate demand notes, municipal bonds and notes, and commercial paper. The cost of these investments equaled their fair value due to the short-term duration of the underlying investments. No realized or unrealized gains or losses on marketable securities were generated during 2007. Purchases of and proceeds from sales of available for sale marketable securities were $1,057.5 million for 2007. We did not hold marketable securities during 2008 or 2006.

During 2008, we completed the sale of our Flagstaff, Arizona facility, which was closed in August 2008. Proceeds from the sale were $4.2 million, resulting in a pre-tax gain of $1.4 million. During 2007, we completed the sale of the assets of our Small Business Services industrial packaging product line for $19.2 million, realizing a pre-tax gain of $3.8 million (see Note 4). During 2006, we completed the sale of three Financial Services facilities which were closed in 2004 and one Small Business Services facility which was closed prior to our acquisition of NEBS in June 2004. Proceeds from these sales were $9.2 million in total, resulting in a net pre-tax gain of $4.6 million.

For 2007, other investing activities reported on the consolidated statement of cash flows was primarily comprised of cash proceeds of $1.6 million from a mortgage note receivable, benefits of $1.2 million received under life insurance policies and cash proceeds of $1.1 million received from the sale of miscellaneous fixed assets.

Note 3: Earnings per share

The following table reflects the calculation of basic and diluted earnings per share from continuing operations. During each period, certain options as noted below, were excluded from the calculation of diluted earnings per share because their effect would have been antidilutive.

(in thousands, except per share amounts)	2008	2007	2006
Earnings per share – basic:			
Income from continuing operations	$ 105,872	$ 145,117	$ 100,838
Weighted-average shares outstanding	50,905	51,436	51,001
Earnings per share – basic	$ 2.08	$ 2.82	$ 1.98
Earnings per share – diluted:			
Income from continuing operations	$ 105,872	$ 145,117	$ 100,838
Re-measurement of share-based awards classified as liabilities	(367)	(10)	(584)
Income available to common shareholders	$ 105,505	$ 145,107	$ 100,254
Weighted-average shares outstanding	50,905	51,436	51,001
Dilutive impact of options, restricted stock units, unvested restricted stock and employee stock purchase plan	445	496	229
Weighted-average shares and potential dilutive shares outstanding	51,350	51,932	51,230
Earnings per share – diluted	$ 2.05	$ 2.79	$ 1.96
Weighted-average antidilutive options excluded from calculation	3,505	2,124	3,028

Earnings per share amounts for continuing operations, discontinued operations and net income, as presented on the consolidated statements of income, are calculated individually and may not sum due to rounding differences.

Note 4: Acquisitions and disposition

2008 acquisitions – In June 2008, we entered into a definitive agreement to acquire all of the common shares of Hostopia.com Inc. (Hostopia) in a cash transaction for $99.4 million, net of cash acquired. The transaction closed on August 6, 2008, and we utilized availability under our existing lines of credit to fund the acquisition. Hostopia is a provider of web services that enable small businesses to establish and maintain an internet presence. It also provides email marketing, fax-to-email, mobility synchronization and other services and is included in our Small Business Services segment. Hostopia's operating results are included in our consolidated results of operations from the acquisition date. The allocation of the purchase price based upon the fair values of the assets acquired and liabilities assumed resulted in goodwill of $68.6 million. We believe this acquisition resulted in the recognition of goodwill as Hostopia provides a unified, scaleable services delivery technology platform which we expect to utilize as we strive to obtain a greater portion of our revenue from annuity-based business services. We plan to use Hostopia's technology architecture as the primary delivery platform for these business services offerings.

The following illustrates our allocation of the Hostopia purchase price to the assets acquired and liabilities assumed:

(in thousands)		
Cash and cash equivalents	$	23,747
Other current assets		5,011
Intangibles		35,000
Goodwill		68,555
Other non-current assets		4,104
Current liabilities		(3,583)
Non-current liabilities		(9,737)
Total purchase price		123,097
Less: cash acquired		(23,747)
Purchase price, net of cash acquired	$	99,350

Acquired intangible assets included internal-use software valued at $17.9 million with useful lives ranging from 3 to 5 years, customer lists/relationships valued at $16.2 million with a useful life of 12 years and a trade name valued at $0.9 million with a useful life of 10 years. The software and trade name assets are being amortized using the straight-line method, while the customer lists/relationships are being amortized using an accelerated method.

We also acquired the assets of PartnerUp, Inc. (PartnerUp), Logo Design Mojo, Inc. (Logo Mojo) and Yoffi Digital Press (Yoffi) during 2008 for an aggregate cash amount of $5.5 million. The PartnerUp transaction includes contingent compensation payments through 2012 based on PartnerUp's revenue and operating margin, provided the sellers remain employed by the company. PartnerUp is an online community that is designed to connect small businesses and entrepreneurs with resources and contacts to build their businesses. Logo Mojo is a Canadian-based online logo design firm and Yoffi is a commercial digital printer specializing in custom marketing material. The results of all three businesses are included in Small Business Services from their acquisition dates. The allocation of the purchase price based upon the fair values of the assets acquired and liabilities assumed resulted in tax deductible goodwill of $1.4 million related to the Logo Mojo acquisition. We believe this acquisition resulted in goodwill primarily due to Logo Mojo's web-based workflow which we are incorporating into our processes and which we expect will increase our product offerings for small businesses. The assets acquired consisted primarily of internal-use software which is being amortized on the straight-line basis over 3 years.

As our 2008 acquisitions are immaterial to our operating results both individually and in the aggregate, pro forma results of operations are not provided.

2007 acquisition – In February 2007, we acquired all of the common stock of All Trade Computer Forms, Inc. (All Trade) for cash of $2.3 million, net of cash acquired. All Trade is a custom form printer based in Canada and is included in our Small Business Services segment. The acquisition was funded using availability on our existing credit facilities. All Trade's operating results are included in our consolidated results of operations from the acquisition date. The allocation of the purchase price to the assets acquired and liabilities assumed resulted in goodwill of $0.7 million. We believe this acquisition resulted in goodwill due to All Trade's expertise in custom printing which we expected to help us expand our core printing capabilities and product offerings for small businesses.

2007 disposition – In January 2007, we completed the sale of the assets of our Small Business Services industrial packaging product line for $19.2 million, realizing a pre-tax gain of $3.8 million. This sale had an insignificant impact on diluted earnings per share because the effective tax rate specifically attributable to the gain was higher since the goodwill written-off is not deductible for tax purposes. This product line generated approximately $51 million of revenue in 2006. The disposition of this product line did not qualify to be reported as discontinued operations in our consolidated financial statements.

2006 acquisition – On October 25, 2006, we acquired the assets of the Johnson Group and its affiliated companies for $16.5 million, net of cash acquired. The Johnson Group provides prepress, printing, mailing and fulfillment, and finishing services and is included in our Small Business Services segment. The acquisition was funded using availability on our existing credit facilities. The Johnson Group's operating results are included in our consolidated results of operations from the acquisition date. The allocation of the purchase price to the assets acquired and liabilities assumed resulted in goodwill of $7.3 million, which is deductible for tax purposes. We believe this acquisition resulted in the recognition of goodwill primarily because of the opportunities it provided to expand our business in the custom, full color, digital and web-to-print space with our small business customers. Amortizable customer lists of $4.2 million are being amortized over five years using accelerated methods and amortizable trade names of $1.4 million are being amortized over five years on the straight-line basis. Other assets acquired consisted primarily of trade accounts receivable and property, plant and equipment.

Note 5: Discontinued operations

Discontinued operations in 2008 and 2007 consisted of our Russell & Miller (R&M[SM]) retail packaging and signage business. We evaluate our businesses and product lines periodically for strategic fit within our operations. In December 2008, we determined that this non-strategic business met the criteria to be classified as discontinued operations in our consolidated financial statements. Based on the estimated fair value of this business, we reduced the carrying value of its long-lived assets and inventories and recorded a pre-tax charge of $3.4 million, which was included in net loss from discontinued operations in our 2008 consolidated statement of income. On January 31, 2009, we completed the sale of this business for cash proceeds of $0.3 million plus a note receivable. Our estimate of fair value is considered a Level 2 fair value measurement under SFAS No. 157, *Fair Value Measurements,* as it was based upon the estimated realizable proceeds from the sale less selling costs. Assets of discontinued operations are included in our Small Business Services segment and consisted of the following at December 31:

(in thousands)	2008	2007
Trade accounts receivable	$ 852	$ 1,419
Inventories and supplies	36	2,361
Other current assets	120	155
Property, plant, equipment and intangibles	—	608
Goodwill	—	371
Other non-current assets	—	1,862
Accounts payable and accrued liabilities	(330)	(836)
Net assets of discontinued operations	$ 678	$ 5,940

In addition to the R&M business, discontinued operations in 2006 also included the rental income and expenses associated with a building located in the United Kingdom related to NEBS European businesses which were sold in December 2004. The building was sold in the second quarter of 2006 for $3.0 million, resulting in a pre-tax gain of $0.5 million.

Revenue and income from discontinued operations were as follows:

(in thousands)	2008	2007	2006
Revenue	$ 14,378	$ 17,482	$ 20,368
Loss from operations	$ (3,031)	$ (2,360)	$ (226)
(Loss) gain on disposal	(3,416)	—	543
Income tax benefit (expense)	2,209	758	(201)
Net (loss) income from discontinued operations	$ (4,238)	$ (1,602)	$ 116

Note 6: Restructuring charges

2008 restructuring charges – During 2008, we recorded net restructuring charges of $28.3 million. Of this amount, $24.0 million related to accruals for employee severance, while the remainder included other expenses related to our restructuring activities, including the write-off of spare parts, the acceleration of employee share-based compensation expense, equipment moves, training and travel. Our restructuring accruals for severance benefits related to the closing of six manufacturing facilities and two customer call centers, as well as employee reductions within our business unit support and corporate shared services functions, primarily sales, marketing and fulfillment. These actions were the result of the continuous review of our cost structure in response to the impact a weakened U.S. economy continues to have on our business, as well as our previously announced cost reduction initiatives. The restructuring accruals included severance benefits for 1,399 employees. One of the customer call centers was closed during the third quarter of 2008 and one manufacturing facility was closed in December 2008. Three of the manufacturing facilities and the remaining call center are expected to close in the first half of 2009, while the remaining two manufacturing facilities are expected to close in the second half of 2009.

The majority of the employee reductions are expected to be completed by the end of 2009. As such, we expect most of the related severance payments to be fully paid by the first half of 2010, utilizing cash from operations. The net restructuring charges included the reversal of $2.4 million of previously recorded restructuring accruals as fewer employees received severance benefits than originally estimated. The severance charges, net of reversals, were reflected as restructuring charges within cost of goods sold of $11.4 million and restructuring charges within operating expenses of $12.6 million in the 2008 consolidated statement of income.

The other costs related to our restructuring activities were expensed as incurred. We recorded a $3.0 million write-off during 2008 of the carrying value of spare parts used on our offset printing presses. During a third quarter review of our cost structure, we made the decision to expand our use of digital printing technology. As such, a portion of the spare parts kept on hand for use on our offset printing presses was written down to zero, as these parts have no future use or market value. The spare parts were included in other non-current assets in our consolidated balance sheet and the write-down was included in restructuring charges within cost of goods sold in our 2008 consolidated statement of income. The other restructuring costs were reflected as restructuring charges within cost of goods sold of $0.5 million and restructuring charges within operating expenses of $0.8 million in the 2008 consolidated statement of income.

2007 restructuring charges – During 2007, we recorded net restructuring charges of $4.3 million related to accruals for employee severance benefits for employee reductions across various functional areas resulting from our cost reduction initiatives. The restructuring accruals included severance benefits for 217 employees. These employee reductions were substantially completed during 2008, with severance payments expected to be fully paid by mid-2009, utilizing cash from operations. The net restructuring charges included the reversal of $2.6 million of previously recorded restructuring accruals due to fewer employees receiving severance benefits than originally estimated, as well as the re-negotiation of operating lease obligations. The restructuring charges, net of reversals, were reflected as a $0.4 million reduction of restructuring charges within cost of goods sold and an increase of $4.7 million in restructuring charges within operating expenses in the 2007 consolidated statement of income. In addition, we recorded accruals for employee severance benefits of $0.2 million which reduced the gain recognized on the sale of our industrial packaging product line (see Note 4) in the 2007 consolidated statement of income.

2006 restructuring charges – During 2006, we recorded net restructuring charges of $12.4 million. Of this amount, $10.9 million related to accruals for employee severance, while the remainder included other expenses related to our restructuring activities, including equipment moves, training and travel. Our restructuring accruals for severance benefits related to employee reductions within our shared services functions of sales, marketing, customer care, fulfillment, information technology, human resources and finance, as well as the closing of our Financial Services customer service call center located in Syracuse, New York. The Syracuse facility was closed in January 2007 and the other employee reductions were substantially completed in the fourth quarter of 2007. These actions were the result of our cost reduction initiatives. The restructuring accruals included severance payments for 551 employees, the majority of which were paid in 2007 utilizing cash from operations. The net restructuring charges included the reversal of $0.2 million of previously recorded restructuring accruals. The severance charges, net of reversals, were reflected as restructuring charges within cost of goods sold of $1.1 million and restructuring charges within operating expenses of $9.8 million in the 2006 consolidated statement of income. The other restructuring costs were reflected as restructuring charges within cost of goods sold of $0.8 million and restructuring charges within operating expenses of $0.7 million in the 2006 consolidated statement of income.

Acquisition-related restructuring – In conjunction with the NEBS acquisition in June 2004, we recorded restructuring accruals of $30.2 million related to NEBS activities which we decided to exit. The restructuring accruals included severance benefits and $2.8 million due under noncancelable operating leases on facilities which were vacated as we consolidated operations. The severance accruals included payments due to 701 employees. All severance benefits were fully paid by the end of 2007 and the remaining payments due under the operating lease obligations will be paid through early 2009, utilizing cash from operations.

Restructuring accruals of $20.4 million as of December 31, 2008 and $5.1 million as of December 31, 2007 are reflected in accrued liabilities in our consolidated balance sheets. As of December 31, 2008, 975 employees had not yet started to receive severance benefits. By company initiative, our restructuring accruals were as follows:

(in thousands)	2004 initiatives	NEBS acquisition related	2006 initiatives	2007 initiatives	2008 initiatives	Total
Balance, December 31, 2005	$ 10	$ 6,533	$ —	$ —	$ —	$ 6,543
Restructuring charges	—	438	10,701	—	—	11,139
Restructuring reversals	—	—	(229)	—	—	(229)
Payments, primarily severance	(10)	(5,146)	(1,086)	—	—	(6,242)
Balance, December 31, 2006	—	1,825	9,386	—	—	11,211
Restructuring charges	—	—	158	6,928	—	7,086
Restructuring reversals	—	(656)	(1,415)	(562)	—	(2,633)
Payments, primarily severance	—	(1,133)	(7,804)	(1,677)	—	(10,614)
Balance, December 31, 2007	—	36	325	4,689	—	5,050
Restructuring charges	—	—	5	253	26,134	26,392
Restructuring reversals	—	(1)	(27)	(843)	(1,531)	(2,402)
Payments, primarily severance	—	(16)	(108)	(3,764)	(4,773)	(8,661)
Balance, December 31, 2008	$ —	$ 19	$ 195	$ 335	$ 19,830	$ 20,379
Cumulative amounts:						
Restructuring charges	$ 5,850	$ 30,243	$ 10,864	$ 7,181	$ 26,134	$ 80,272
Restructuring reversals	(531)	(840)	(1,671)	(1,405)	(1,531)	(5,978)
Payments, primarily severance	(5,319)	(29,384)	(8,998)	(5,441)	(4,773)	(53,915)
Balance, December 31, 2008	$ —	$ 19	$ 195	$ 335	$ 19,830	$ 20,379

The components of our restructuring accruals, by segment, were as follows:

(in thousands)	Employee severance benefits: Small Business Services	Financial Services	Direct Checks	Corporate[1]	Operating lease obligations: Small Business Services	Total
Balance, December 31, 2005	$ 3,835	$ —	$ 10	$ —	$ 2,698	$ 6,543
Restructuring charges	2,754	3,261	128	4,949	47	11,139
Restructuring reversals	(4)	(165)	—	(60)	—	(229)
Payments	(4,281)	(393)	(10)	(408)	(1,150)	(6,242)
Balance, December 31, 2006	2,304	2,703	128	4,481	1,595	11,211
Restructuring charges	2,625	1,049	—	3,412	—	7,086
Restructuring reversals	(233)	(471)	(142)	(1,236)	(551)	(2,633)
Inter-segment transfer	633	378	32	(1,043)	—	—
Payments	(3,328)	(2,706)	(18)	(3,554)	(1,008)	(10,614)
Balance, December 31, 2007	2,001	953	—	2,060	36	5,050
Restructuring charges	7,076	3,579	341	15,187	209	26,392
Restructuring reversals	(637)	(405)	(2)	(1,357)	(1)	(2,402)
Inter-segment transfer	378	739	61	(1,178)	—	—
Payments	(4,844)	(1,249)	(249)	(2,303)	(16)	(8,661)
Balance, December 31, 2008	$ 3,974	$ 3,617	$ 151	$ 12,409	$ 228	$ 20,379
Cumulative amounts:						
Restructuring charges	$ 39,448	$ 10,285	$ 3,051	$ 24,361	$ 3,127	$ 80,272
Restructuring reversals	(1,057)	(1,465)	(242)	(2,662)	(552)	(5,978)
Inter-segment transfer	1,011	1,117	93	(2,221)	—	—
Payments	(35,428)	(6,320)	(2,751)	(7,069)	(2,347)	(53,915)
Balance, December 31, 2008	$ 3,974	$ 3,617	$ 151	$ 12,409	$ 228	$ 20,379

(1) As discussed in Note 17: Business segment information, corporate costs are allocated to our business segments. As such, the net Corporate restructuring charges are reflected in the business segment operating income presented in Note 17 in accordance with our allocation methodology.

Note 7: Asset impairment charges

We completed the annual impairment analysis of goodwill and indefinite-lived assets during the third quarter of 2008. As a result of this analysis, we recorded non-cash asset impairment charges of $9.3 million related to the two indefinite-lived trade names in our Small Business Services segment due to the impact of the economic downturn on our expected operating results and the broader effects of recent U.S. market conditions on the fair value of the assets. We completed an additional impairment analysis as of December 31, 2008, based on the continuing impact of the economic downturn on our expected operating results. As a result, we recorded an additional asset impairment charge of $0.3 million related to the NEBS® trade name during the fourth quarter of 2008, bringing the carrying value of this asset to $25.8 million as of December 31, 2008. The impairment analysis completed as of December 31, 2008, indicated no additional impairment of our other indefinite-lived trade name, the Safeguard® trade name, which had a carrying value of $24.0 million as of December 31, 2008. Because of the further deterioration in our expected operating results, we determined that the NEBS trade name no longer has an indefinite life, and thus, will be amortized over its estimated economic life of 20 years on the straight-line basis beginning in 2009. In addition to the impairment of indefinite-lived trade names, we also recorded an impairment charge of $0.4 million during the third quarter of 2008 related to an amortizable trade name. This impairment resulted from a change in our branding strategy.

See Note 2 for further information regarding the fair value measurements completed during 2008, as well as Note 18 for a related discussion of market risks.

In June 2006, we determined that a software project intended to replace major portions of our existing order capture, billing and pricing systems would not meet our future business requirements in a cost-effective manner. Therefore, we made the decision to abandon the project. Accordingly, we wrote down the carrying value of the related internal-use software to zero during the second quarter of 2006. This resulted in a non-cash asset impairment loss of $44.7 million, of which $26.4 million was allocated to the Financial Services segment and $18.3 million was allocated to the Small Business Services segment.

Note 8: Derivative financial instruments

During 2004, we entered into $225.0 million of forward starting interest rate swaps to hedge, or lock-in, the interest rate on a portion of the debt we issued in October 2004 (see Note 13). The termination of the lock agreements in 2004 yielded a deferred pre-tax loss of $17.9 million. During 2002, we entered into two forward rate lock agreements to effectively hedge the annual interest rate on $150.0 million of the $300.0 million notes issued in December 2002 (see Note 13). The termination of the lock agreements in December 2002 yielded a deferred pre-tax loss of $4.0 million. These losses are reflected, net of tax, in accumulated other comprehensive loss in our consolidated balance sheets and are being reclassified ratably to our statements of income as increases to interest expense over the term of the related debt.

Note 9: Income tax provision

The components of the income tax provision for continuing operations were as follows:

(in thousands)	2008	2007	2006
Current tax provision:			
Federal	$ 47,714	$ 60,454	$ 74,357
State	7,380	9,164	4,968
Total	55,094	69,618	79,325
Deferred tax (benefit) provision	(790)	5,280	(37,375)
Provision for income taxes	$ 54,304	$ 74,898	$ 41,950

The effective tax rate on pre-tax income from continuing operations differed from the U.S. federal statutory tax rate of 35% as follows:

	2008	2007	2006
Income tax at federal statutory rate	35.0%	35.0%	35.0%
State income tax expense, net of federal income tax benefit	2.7%	2.7%	0.4%
Change in unrecognized tax benefits, including interest and penalties	1.1%	0.2%	—
Change in tax contingencies[(1)]	—	—	0.7%
Deferred income tax adjustment[(2)]	—	—	(3.5%)
Qualified production activity deduction	(1.7%)	(1.8%)	(1.6%)
Receivables for prior year tax returns[(3)]	(1.5%)	(1.4%)	—
Other	(1.7%)	(0.7%)	(1.6%)
Income tax provision	33.9%	34.0%	29.4%

(1) During 2006, accruals related to unresolved tax contingencies more than offset net accrual reversals of $1.5 million related to settled issues, primarily resulting from the expiration of the statute of limitations in various state income tax jurisdictions.

(2) During 2006, we reduced our provision for income taxes $5.0 million for the true-up of certain deferred income tax balances. As this item was not material to our current or prior periods, we recorded a one-time, discrete benefit to our provision for income taxes for the year ended December 31, 2006.

(3) Relates to amendments to prior year income tax returns claiming refunds primarily associated with the funding of medical costs through our voluntary employee beneficiary association (VEBA) trust, as well as state income tax credits and related interest.

On January 1, 2007, we adopted FASB Interpretation (FIN) No. 48, *Accounting for Uncertainty in Income Taxes*. This standard defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authorities based solely on the technical merits of the position. If the recognition threshold is met, the tax benefit is measured and recognized as the largest amount of tax benefit that in our judgment is greater than 50% likely to be realized. The total amount of unrecognized tax benefits as of January 1, 2007 was $16.2 million, excluding accrued interest and penalties. As of January 1, 2007, $4.7 million of interest and penalties was accrued, excluding the tax benefits of deductible interest. Interest and penalties recorded for uncertain tax positions were included in our provision for income taxes in the consolidated statements of income prior to the adoption of FIN No. 48, and we continue this classification subsequent to the adoption of FIN No. 48. Prior to the adoption of FIN No. 48, we established reserves for income tax contingencies when, despite our belief that the tax return positions were fully supportable, certain positions were likely to be challenged. We adjusted these reserves in light of changing facts and circumstances, such as the closing of a tax audit. Our effective tax rate for 2006 included the impact of reserve provisions and changes to reserves, as well as related interest and penalties. Our reserve for contingent tax liabilities totaled $8.9 million as of December 31, 2006.

A reconciliation of the beginning and ending amount of unrecognized tax benefits, excluding accrued interest and penalties, is as follows:

(in thousands)		
Balance, January 1, 2007	$	16,202
Additions for tax positions of current year		898
Additions for tax positions of prior years		979
Reductions for tax positions of prior years		(1,159)
Settlements		(2,131)
Lapse of statutes of limitations		(394)
Balance, December 31, 2007		14,395
Additions for tax positions of current year		975
Additions for tax positions of prior years		3,136
Reductions for tax positions of prior years		(2,845)
Settlements		(2,291)
Lapse of statutes of limitations		(1,913)
Balance, December 31, 2008	$	11,457

If the unrecognized tax benefits as of December 31, 2008 were recognized in our consolidated financial statements, $6.9 million would affect our effective tax rate. Accruals for interest and penalties, excluding the tax benefits of deductible interest, were $4.0 million as of December 31, 2008 and $4.8 million as of December 31, 2007. Our income tax provision included expense for interest and penalties of $0.2 million in 2008 and $0.9 million in 2007.

The statute of limitations for federal tax assessments for 2004 and prior years has closed, with the exception of 2000. Our federal income tax returns for 2005 through 2008 remain subject to Internal Revenue Service examination. In general, income tax returns for the years 2004 through 2008 remain subject to examination by major state and city jurisdictions. In the event that we have determined not to file income tax returns with a particular state or city, all years remain subject to examination by the tax jurisdiction.

Within the next 12 months, it is reasonably possible that our unrecognized tax benefits will change in the range of a decrease of $5.8 million to an increase of $0.6 million as we attempt to settle certain federal and state tax matters or as federal and state statutes of limitations expire. We are not able to predict what, if any, impact these changes may have on our effective tax rate.

The ultimate outcome of tax matters may differ from our estimates and assumptions. Unfavorable settlement of any particular issue would require the use of cash and could result in increased income tax expense. Favorable resolution would result in reduced income tax expense.

Tax-effected temporary differences which gave rise to deferred tax assets and liabilities at December 31 were as follows:

(in thousands)	2008 Deferred tax assets	2008 Deferred tax liabilities	2007 Deferred tax assets	2007 Deferred tax liabilities
Goodwill	$ —	$ 26,627	$ —	$ 21,793
Intangible assets	—	26,657	—	24,326
Deferred advertising costs	—	7,664	—	9,800
Property, plant and equipment	—	781	2,840	—
Employee benefit plans	44,164	—	33,106	—
Reserves and accruals	13,393	—	10,959	—
Interest rate lock agreements (see Note 8)	4,535	—	5,279	—
Federal benefit of state uncertain tax positions	4,080	—	4,982	—
Inventories	3,168	—	2,137	—
All other	4,445	2,953	4,995	3,040
Total deferred taxes	73,785	64,682	64,298	58,959
Valuation allowance	(769)	—	(632)	—
Net deferred taxes	$ 73,016	$ 64,682	$ 63,666	$ 58,959

Deferred U.S. and state income taxes have not been recognized on unremitted earnings of our foreign subsidiaries, as these amounts are intended to be reinvested indefinitely in the operations of those subsidiaries.

The valuation allowances primarily relate to Canadian operating loss carryforwards which we do not expect to fully realize. As of December 31, 2008, we had Canadian operating loss carryforwards of $3.4 million which expire at various dates between 2010 and 2015. We also had state net operating loss carryforwards of $2.2 million which expire at various dates up to 2029.

Note 10: Share-based compensation plans

Our employee share-based compensation plans consist of our employee stock purchase plan and our stock incentive plan. Effective April 30, 2008, our shareholders approved a new stock incentive plan, simultaneously terminating our previous plan. Under the new plan, 4.0 million shares of common stock were reserved for issuance, with 3.7 million shares remaining available for issuance as of December 31, 2008. Under the plan, full value awards such as restricted stock, restricted stock units and share-based performance awards reduce the number of shares available for issuance by a factor of 2.29, or if such an award were forfeited or terminated without delivery of the shares, the number of shares that again become eligible for issuance would be multiplied by a factor of 2.29. We currently have non-qualified stock options, restricted stock units and restricted share awards outstanding under our current and previous plans. See the employee share-based compensation policy in Note 1 for our policies regarding the recognition of compensation expense for employee share-based awards.

The following amounts were recognized in our consolidated statements of income for share-based compensation awards:

(in thousands)	2008	2007	2006
Stock options	$ 4,296	$ 2,766	$ 2,025
Restricted shares and restricted stock units	4,987	10,425	3,379
Employee stock purchase plan	400	342	787
Total share-based compensation expense	$ 9,683	$ 13,533	$ 6,191
Income tax benefit	$ 3,475	$ 4,709	$ 1,826

As of December 31, 2008, the total compensation expense for unvested awards not yet recognized in our consolidated statements of income was $8.1 million, net of the effect of estimated forfeitures. This amount is expected to be recognized over a weighted-average period of 1.2 years.

Non-qualified stock options – All options allow for the purchase of shares of common stock at prices equal to the stock's market value at the date of grant. Options become exercisable beginning one year after the grant date, with one-third vesting each year over three years. Options may be exercised up to seven years following the date of grant. In the case of qualified retirement, death, disability or involuntary termination without cause, options vest immediately and the period over which the options can be exercised is shortened. Employees forfeit unvested options when they voluntarily terminate their employment with the company, and they have up to three months to exercise vested options before they are cancelled. In the case of involuntary termination with cause, the entire unexercised portion of the award is cancelled. All options vest immediately upon a change of control, as defined in the award agreement. The following weighted-average assumptions were used in the Black-Scholes option pricing model in determining the fair value of stock options granted:

	2008	2007	2006
Risk-free interest rate (%)	3.0	4.8	4.6
Dividend yield (%)	3.8	4.4	4.2
Expected volatility (%)	33.2	26.1	22.1
Weighted-average option life (years)	4.6	4.5	4.7

The risk-free interest rate for periods within the expected option life is based on the U.S. Treasury yield curve in effect at the grant date. Expected volatility is based on the historical volatility of our stock. Prior to January 1, 2008, we utilized the simplified method to determine the expected option life, based upon the vesting and original contractual terms of the option. Beginning in 2008, we utilized a more detailed calculation of the expected option life based on our historical option exercise data. This change did not have a significant impact on the compensation expense recognized for stock options granted in 2008.

Information regarding options issued under the current and all previous plans was as follows:

	Number of option shares	Weighted-average exercise price	Aggregate intrinsic value (in thousands)	Weighted-average remaining contractual term (years)
Outstanding at December 31, 2005	2,960,385	$ 38.46		
Granted	795,700	25.83		
Exercised	(295,485)	19.19		
Forfeited or expired	(393,642)	36.53		
Outstanding at December 31, 2006	3,066,958	37.27		
Granted	914,425	32.73		
Exercised	(425,777)	31.36		
Forfeited or expired	(271,377)	37.89		
Outstanding at December 31, 2007	3,284,229	36.85		
Granted	662,164	22.15		
Exercised	(19,164)	20.24		
Forfeited or expired	(821,834)	38.05		
Outstanding at December 31, 2008	3,105,395	33.50	$ 2	3.2
Exercisable at December 31, 2006	2,265,244	$ 40.46		
Exercisable at December 31, 2007	1,988,907	40.78		
Exercisable at December 31, 2008	1,977,119	37.43	$ —	1.9

The weighted-average grant-date fair value of options granted was $4.92 per share for 2008, $6.01 per share for 2007 and $4.17 per share for 2006. The intrinsic value of a stock award is the amount by which the fair value of the underlying stock exceeds the exercise price of the award. The total intrinsic value of options exercised was $0.1 million for 2008, $3.5 million for 2007 and $2.1 million for 2006.

Restricted stock units – Certain employees have the option to receive a portion of their bonus payment in the form of restricted stock units. When employees elect this payment method, we provide an additional matching amount of restricted stock units equal to one-half of the restricted stock units earned under the bonus plan. These awards vest two years from the date of grant. In the case of approved retirement, death, disability or change of control, the units vest immediately. In the case of involuntary termination without cause or voluntary termination, employees receive a cash payment for the units earned under the bonus plan, but forfeit the company-provided matching amount.

In addition to awards granted to employees, non-employee members of our board of directors can elect to receive all or a portion of their fees in the form of restricted stock units. Directors are issued shares in exchange for the units upon the earlier of the tenth anniversary of February 1st of the year following the year in which the non-employee director ceases to serve on the board or such other objectively determinable date pre-elected by the director.

Each restricted stock unit is convertible into one share of common stock upon completion of the vesting period. Information regarding our restricted stock units was as follows:

	Number of units	Weighted-average grant date fair value	Aggregate intrinsic value (in thousands)	Weighted-average remaining contractual term (years)
Outstanding at December 31, 2005.......	126,101	$ 35.68		
Granted	15,938	22.38		
Vested	(20,307)	35.44		
Forfeited	(41,875)	35.23		
Outstanding at December 31, 2006.......	79,857	33.31		
Granted	10,743	34.71		
Vested	(37,490)	34.53		
Outstanding at December 31, 2007.......	53,110	32.73		
Granted	102,991	23.42		
Vested	(10,720)	25.79		
Outstanding at December 31, 2008.......	145,381	26.65	$ 2,175	3.8

Of the awards outstanding as of December 31, 2008, 47,495 restricted stock units were classified as liabilities in our consolidated balance sheet at a value of $0.7 million. As of December 31, 2008, these units had a fair value of $14.96 per unit and a weighted-average remaining contractual term of 1.1 years.

The total intrinsic value of restricted stock units vesting was $0.1 million for 2008, $1.1 million for 2007 and $0.4 million for 2006. We made cash payments to settle share-based liabilities of $2,000 in 2008, $0.1 million in 2007 and $0.5 million in 2006.

Restricted shares – We currently have two types of restricted share awards outstanding. Certain of these awards have a set vesting period at which time the restrictions on the shares lapse. The vesting period on these awards currently ranges from two to three years. We have also granted performance-accelerated restricted shares. The restrictions on these awards lapse three years from the grant date. However, if the performance criteria are met, the restrictions on one-half of the awards will lapse one year from the grant date. For both types of restricted share awards, the restrictions lapse immediately in the case of qualified retirement, death or disability. In the case of involuntary termination without cause or a change of control, restrictions on a pro-rata portion of the shares lapse based on how much of the vesting period has passed. In the case of voluntary termination of employment or termination with cause, the remaining restricted shares are forfeited.

Information regarding unvested restricted shares was as follows:

	Number of shares	Weighted-average grant date fair value
Unvested at December 31, 2005	82,883	$ 40.70
Granted	401,630	25.51
Vested	(20,958)	36.90
Forfeited	(85,462)	28.99
Unvested at December 31, 2006	378,093	27.52
Granted	250,150	33.00
Vested	(87,133)	29.09
Forfeited	(36,977)	30.10
Unvested at December 31, 2007	504,133	29.78
Granted	242,993	22.08
Vested	(245,331)	30.46
Forfeited	(48,866)	27.48
Unvested at December 31, 2008	452,929	25.53

The total fair value of restricted shares vesting was $5.2 million for 2008, $3.3 million for 2007 and $0.4 million for 2006.

Employee stock purchase plan – During 2008, 156,157 shares were issued under this plan at prices of $20.69 and $12.16. During 2007, 90,452 shares were issued under this plan at prices of $25.44 and $32.10. During 2006, 180,277 shares were issued under this plan at prices of $22.76 and $14.45.

Note 11: Employee benefit plans

Profit sharing, defined contribution and 401(k) plans – We maintain a profit sharing plan, a defined contribution pension plan and a plan established under section 401(k) of the Internal Revenue Code to provide retirement benefits for certain employees. These plans cover substantially all full-time and some part-time employees. Employees are eligible to participate in the plans on the first day of the quarter following their first full year of service. We also provide cash bonus programs under which employees may receive an annual cash bonus payment based on our annual operating performance.

Contributions to the profit sharing and defined contribution plans are made solely by Deluxe and are remitted to the plans' respective trustees. Benefits provided by the plans are paid from accumulated funds of the trusts. In 2008, 2007 and 2006, contributions to the defined contribution pension plan equaled 4% of eligible compensation. Contributions to the profit sharing plan vary based on the company's performance. Under the 401(k) plan, employees under the age of 50 could contribute up to the lesser of $15,500 or 50% of eligible wages during 2008. Employees 50 years of age or older could make contributions of up to $20,500 during 2008. Beginning on the first day of the quarter following an employee's first full year of service, we match 100% of the first 1% of wages contributed by employees and 50% of the next 4% of wages contributed. All employee and employer contributions are remitted to the plans' respective trustees and benefits provided by the plans are paid from accumulated funds of the trusts. Payments made under the cash bonus programs vary based on the company's performance and are paid in cash directly to employees.

Employees are provided a broad range of investment options to choose from when investing their profit sharing, defined contribution and 401(k) plan funds. Investing in our common stock is not one of these options, although funds selected by employees may at times hold our common stock.

Expense recognized in the consolidated statements of income for these plans was as follows:

(in thousands)	2008	2007	2006
Profit sharing/cash bonus plans	$ 623	$ 23,081	$ 3,825
Defined contribution pension plan	11,614	10,761	11,313
401(k) plan	7,936	6,426	6,976

Deferred compensation plan – We have a non-qualified deferred compensation plan that allows eligible employees to defer a portion of their compensation. Participants can elect to defer up to a maximum of 100 percent of their base salary plus up to 50 percent of their bonus for the year. The compensation deferred under this plan is credited with earnings or losses measured by the mirrored rate of return on phantom investments elected by plan participants, which are similar to the investments available in our defined contribution pension plan. Each participant is fully vested in all deferred compensation and earnings. A participant may elect to receive deferred amounts in one payment or in monthly installments upon termination of employment or disability. Our total liability under this plan was $3.9 million as of December 31, 2008 and $7.1 million as of December 31, 2007. These amounts are reflected in accrued liabilities and other long-term liabilities in the consolidated balance sheets. We fund this liability through investments in company-owned life insurance policies. These investments are included in long-term investments in the consolidated balance sheets and totaled $14.1 million as of December 31, 2008 and $13.2 million as of December 31, 2007.

Voluntary employee beneficiary association trust – We have formed a VEBA trust to fund employee and retiree medical costs and severance benefits. Contributions to the VEBA trust are tax deductible, subject to limitations contained in the Internal Revenue Code. VEBA assets primarily consist of fixed income investments. We made contributions to the VEBA trust of $36.1 million in 2008 and $34.1 million in 2007. Our liability for incurred but not reported medical claims exceeded the prepaid balance in the VEBA trust by $1.2 million as of December 31, 2008 and $3.1 million as of December 31, 2007. These amounts are reflected in accrued liabilities in our consolidated balance sheets.

Note 12: Pension and other postretirement benefits

We have historically provided certain health care benefits for a large number of retired employees. Employees hired prior to January 1, 2002 become eligible for benefits if they attain the appropriate years of service and age prior to retirement. Employees hired on January 1, 2002 or later are not eligible to participate in our retiree health care plan. In addition to our retiree health care plan, we also have a supplemental executive retirement plan (SERP) in the United States and a pension plan which covers certain Canadian employees, both of which were acquired as part of the NEBS acquisition in 2004. We also had a Canadian SERP plan which was settled during 2008.

On January 1, 2007, we adopted the measurement date provision of SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*. SFAS No. 158 requires companies to measure the funded status of a plan as of the date of its year-end balance sheet. We historically used a September 30 measurement date. To transition to a December 31 measurement date, we completed plan measurements for our postretirement benefit and pension plans as of December 31, 2006. In accordance with SFAS No. 158, postretirement benefit expense for the period from October 1, 2006 through December 31, 2006, as calculated based on the September 30, 2006 measurement date, was recorded as an increase to accumulated deficit of $0.7 million, net of tax, as of January 1, 2007. Additionally, we adjusted our postretirement assets and liabilities to reflect the funded status of the plans, as calculated based on the December 31, 2006 measurement date. This adjustment, along with the postretirement benefit expense for the period from October 1, 2006 through December 31, 2006, resulted in an increase in other comprehensive loss of $0.1 million, net of tax, as of January 1, 2007. Postretirement benefit expense reflected in our 2007 consolidated statement of income is based on the December 31, 2006 measurement date.

In July 2006, we adopted an amendment to our postretirement benefit plan. The amendment limits the total amount we will pay toward retiree medical costs. The limit was set at 150% of the average cost per retiree in 2006. Medical costs incurred above the pre-determined limit will be paid by retirees. We expect the cap will be reached between 2011 and 2013. We completed a plan re-measurement as of July 31, 2006 to calculate the impact of this plan amendment. This change reduced our accumulated postretirement benefit obligation by $29.5 million. This amount is being recognized as a reduction of our postretirement benefit expense over a period of 22 years, the average remaining life of plan participants.

Obligations and funded status – The following table summarizes the change in benefit obligation, plan assets and funded status during 2008 and 2007:

(in thousands)	Postretirement benefit plan	Pension plans
Change in benefit obligation:		
Benefit obligation, December 31, 2006	$ 119,478	$ 9,901
Service cost	156	222
Interest cost	7,011	514
Actuarial loss (gain) – net	15,775	(185)
Benefits paid from plan assets, the VEBA trust (see Note 11) and company funds	(10,779)	(557)
Change in measurement date	1,664	338
Currency translation adjustment	—	1,095
Benefit obligation, December 31, 2007	133,305	11,328
Service cost	94	—
Interest cost	7,955	497
Actuarial (gain) loss – net	(1,945)	248
Benefits paid from plan assets, the VEBA trust (see Note 11) and company funds	(10,936)	(543)
Settlement	—	(902)
Medicare Part D reimbursements	692	—
Currency translation adjustment	—	(1,367)
Benefit obligation, December 31, 2008	$ 129,165	$ 9,261
Change in plan assets:		
Fair value of plan assets, December 31, 2006	$ 88,243	$ 5,999
Actual return on plan assets	14,504	109
Company contributions	—	463
Benefits and expenses paid	—	(234)
Currency translation adjustment	—	1,025
Fair value of plan assets, December 31, 2007	102,747	7,362
Actual loss on plan assets	(34,019)	(113)
Company contributions	—	299
Benefits and expenses paid	—	(219)
Settlement	—	(902)
Currency translation adjustment	—	(1,215)
Fair value of plan assets, December 31, 2008	$ 68,728	$ 5,212
Funded status, December 31, 2007	$ (30,558)	$ (3,966)
Funded status, December 31, 2008	$ (60,437)	$ (4,049)

Plan assets of our postretirement medical plan do not include the assets of the VEBA trust discussed in Note 11. Plan assets consist only of those assets invested in a trust established under section 401(h) of the Internal Revenue Code. These assets can be used only to pay retiree medical benefits, whereas the assets of the VEBA trust may be used to pay medical and severance benefits for both active and retired employees.

Amounts recognized in the consolidated balance sheets as of December 31 were as follows:

(in thousands)	Postretirement benefit plan 2008	Postretirement benefit plan 2007	Pension plans 2008	Pension plans 2007
Other non-current assets	$ —	$ —	$ —	$ 178
Accrued liabilities	—	—	1,126	324
Other non-current liabilities	60,437	30,558	2,923	3,820

Amounts included in other comprehensive loss that have not been recognized as components of postretirement benefit expense were as follows:

(in thousands)	Postretirement benefit plan 2008	Postretirement benefit plan 2007	Pension plans 2008	Pension plans 2007
Unrecognized prior service credit	$ (36,062)	$ (40,021)	$ —	$ —
Unrecognized net actuarial loss	128,062	96,732	825	492
Tax effect	(34,403)	(20,924)	(261)	(162)
Amount recognized in accumulated other comprehensive loss, net of tax	$ 57,597	$ 35,787	$ 564	$ 330

The unrecognized prior service credit for our postretirement benefit plan resulted from a 2003 curtailment and other plan amendments. These changes resulted in a reduction of the accumulated postretirement benefit obligation. This reduction was first used to reduce any existing unrecognized prior service cost, then to reduce any remaining unrecognized transition obligation. The excess is the unrecognized prior service credit. The prior service credit is being amortized on the straight-line basis over a weighted-average period of 16 years. Unrecognized actuarial gains and losses are being amortized over the average remaining service period of plan participants, which is currently 8.2 years. The unrecognized net actuarial loss for our postretirement benefit plan resulted from experience different from that assumed or from changes in assumptions. This amount was comprised of the following as of December 31:

(in thousands)	2008	2007
Return on plan assets	$ 51,004	$ 9,148
Claims experience	20,733	23,938
Health care cost trend	19,161	21,242
Discount rate assumption	13,007	19,105
Other	24,157	23,299
Unrecognized net actuarial loss	$ 128,062	$ 96,732

Amounts included in accumulated other comprehensive loss as of December 31, 2008 which we expect to recognize in postretirement benefit expense during 2009 are as follows:

(in thousands)	Postretirement benefit plan	Pension plans
Prior service credit	$ (3,959)	$ —
Net actuarial loss	14,042	1,190
Total	$ 10,083	$ 1,190

As of December 31, 2008 and 2007, the United States SERP plan and the Canadian pension plan had accumulated benefit obligations in excess of plan assets, as follows:

(in thousands)	2008	2007
Projected benefit obligation	$ 9,261	$ 10,448
Accumulated benefit obligation	9,261	10,448
Fair value of plan assets	5,212	6,304

Net pension and postretirement benefit expense – Net pension and postretirement benefit expense for the years ended December 31 consisted of the following components:

	Postretirement benefit plan			Pension plans		
(in thousands)	2008	2007	2006	2008	2007	2006
Service cost	$ 94	$ 156	$ 1,000	$ —	$ 223	$ 209
Interest cost	7,955	7,011	7,338	497	514	473
Expected return on plan assets	(8,732)	(8,264)	(7,690)	(265)	(262)	(300)
Amortization of prior service credit	(3,959)	(3,959)	(2,841)	—	—	—
Amortization of net actuarial losses	9,477	9,857	9,992	8	7	9
Total periodic benefit expense	4,835	4,801	7,799	240	482	391
Settlement loss	—	—	—	221	—	—
Net periodic benefit expense	$ 4,835	$ 4,801	$ 7,799	$ 461	$ 482	$ 391

Actuarial assumptions – In measuring benefit obligations as of December 31, the following discount rate assumptions were used:

	Postretirement benefit plan		Pension plans	
	2008	2007	2008	2007
Discount rate	6.60%	6.20%	4.06% - 6.60%	4.43% - 6.20%

The discount rate assumption is based on the rates of return on high-quality, fixed-income instruments currently available whose cash flows match the timing and amount of expected benefit payments. In determining the discount rate, we utilize the Hewitt Top Quartile and the Citigroup Pension Discount yield curves to discount each cash flow stream at an interest rate specifically applicable to the timing of each respective cash flow. The present value of each cash flow stream is aggregated and used to impute a weighted-average discount rate. In previous years, we also considered Moody's high quality corporate bond rates when selecting our discount rate. However, as the number of bonds included in this index fell significantly during 2008 and those bonds do not match the timing of our expected cash flows as well, we no longer utilize these rates.

In measuring net periodic benefit expense for the years ended December 31, the following assumptions were used:

	Postretirement benefit plan			Pension plans		
	2008	2007	2006	2008	2007	2006
Discount rate	6.20%	5.75%	5.50%	4.43% - 6.20%	4.43% - 5.75%	4.50% -5.50%
Expected return on plan assets	8.50%	8.75%	8.75%	4.50%	4.50%	6.25%
Rate of compensation increase	—	—	—	—	—	3.50%

In determining the expected long-term rate of return on plan assets, we first study historical markets. We then use this data to estimate future returns assuming that long-term historical relationships between equity and fixed income investments are consistent with the widely accepted capital market principle that assets with higher volatility generate a greater return over the long run. We evaluate current market factors such as inflation and interest rates before we determine long-term capital market assumptions. We also review historical returns to check for reasonableness and appropriateness.

In measuring the benefit obligation for our postretirement medical plan, the following assumptions for health care cost trend rates were used:

	2008		2007		2006	
	Participants under age 65	**Participants over age 65**	**Participants under age 65**	**Participants over age 65**	**Participants under age 65**	**Participants over age 65**
Health care cost trend rate assumed for next year	7.50%	8.50%	8.25%	9.25%	9.00%	10.00%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.25%	5.25%	5.25%	5.25%	5.25%	5.25%
Year that the rate reaches the ultimate trend rate	2012	2014	2012	2014	2012	2014

Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

(in thousands)	One-percentage-point increase	One-percentage-point decrease
Effect on total of service and interest cost	$ 151	$ (135)
Effect on benefit obligation	2,633	(2,353)

Plan assets – The allocation of plan assets by asset category as of the measurement date was as follows:

	Postretirement benefit plan		Pension plans	
	2008	**2007**	**2008**	**2007**
Equity securities	69%	79%	—	7%
Debt securities	31%	21%	100%	86%
Cash and cash equivalents	—	—	—	7%
Total	100%	100%	100%	100%

Our postretirement health care plan and the Canadian pension plans have assets that are intended to meet long-term obligations. In order to meet these obligations, we employ a total return investment approach which considers cash flow needs and balances long-term projected returns against expected asset risk, as measured using projected standard deviations. Risk tolerance is established through careful consideration of projected plan liabilities, the plan's funded status, projected liquidity needs and current corporate financial condition.

For our postretirement health care plan, we adopted new asset allocation targets in September 2007 based on our liability and asset projections. This allocation of plan assets is 80% equity securities and 20% fixed income securities. In January 2009, the assets were re-balanced to these allocation percentages. Within the equity securities category, the allocation is: 59% large capitalization equities, 29% international equities and 12% small and mid-capitalization equities. Through most of 2007 our allocation of plan assets was 76% equity securities and 24% fixed income securities. Within the equity securities category, the allocation was: 42% large capitalization equities, 33% small and mid-capitalization equities and 25% international equities. Plan assets are not invested in real estate, private equity or hedge funds and are not leveraged beyond the market value of the underlying investments. Investment risk is measured and monitored on an ongoing basis through quarterly investment portfolio reviews, annual liability measurements and periodic asset/liability studies.

We froze the assets of our Canadian pension plan on July 1, 2006 and this plan is expected to be fully settled in 2009. As such, its assets as of December 31, 2008 and 2007 were invested in fixed income investments. The investments utilized by this plan conform to our Statement of Investment Policies & Procedures and are overseen by an investment committee. The committee reviews our policies and liability structure annually and reviews the performance of plan assets on a quarterly basis. In December 2007, we decided to terminate the Canadian SERP plan. Benefits due under this plan were fully settled in 2008. As of December 31, 2007, one-half of the assets of this plan were held by the Canada Revenue Agency in a refundable non-interest bearing account and one-half of the assets were invested in a global equity fund.

The plan assets of our postretirement benefit and pension plans are valued at fair value using quoted market prices. Investments, in general, are subject to various risks, including credit, interest and overall market volatility risks. During 2008, the equity and bond markets saw a significant decline in value. As such, the fair values of our plan assets decreased significantly during the year. See Note 18 for a discussion of market risks related to our plan assets.

Cash flows – We are not contractually obligated to make contributions to the assets of our postretirement medical benefit plan, and we do not anticipate making any such contributions during 2009. However, we do anticipate that we will pay net retiree medical benefits of $10.6 million during 2009.

We have fully funded the United States SERP obligation with investments in company-owned life insurance policies. The cash surrender value of these policies is included in long-term investments in the consolidated balance sheets and totaled $5.6 million as of December 31, 2008 and $5.3 million as of December 31, 2007. We plan to pay pension benefits of $6.4 million during 2009, including final settlement of the Canadian pension plan. We plan to make contributions of $0.8 million to the Canadian pension plan during 2009.

The following benefit payments are expected to be paid during the years indicated:

	Postretirement benefit plan			Pension plans
(in thousands)	Gross benefit payments	Expected Medicare subsidy	Net benefit payments	Gross benefit payments
2009	$ 11,600	$ 1,000	$ 10,600	$ 6,392
2010	12,200	1,100	11,100	320
2011	12,600	1,100	11,500	310
2012	13,000	1,300	11,700	310
2013	13,100	1,400	11,700	300
2014 – 2018	64,300	7,500	56,800	1,460

Note 13: Debt

Debt outstanding as of December 31 was as follows:

(in thousands)	2008	2007
5.0% senior, unsecured notes due December 15, 2012, net of discount	$ 299,250	$ 299,062
5.125% senior, unsecured notes due October 1, 2014, net of discount	274,646	274,584
7.375% senior, unsecured notes due June 1, 2015	200,000	200,000
Long-term portion of capital lease obligation	—	1,440
Long-term portion of debt	773,896	775,086
Amounts drawn on credit facilities	78,000	67,200
Capital lease obligation due within one year	1,440	1,754
Short-term portion of debt	79,440	68,954
Total debt	$ 853,336	$ 844,040

Our senior, unsecured notes include covenants that place restrictions on the issuance of additional debt, the execution of certain sale-leaseback agreements and limitations on certain liens. Discounts from par value are being amortized ratably as increases to interest expense over the term of the related debt.

In May 2007, we issued $200.0 million of 7.375% senior, unsecured notes maturing on June 1, 2015. The notes were issued via a private placement under Rule 144A of the Securities Act of 1933. These notes were subsequently registered with the SEC via a registration statement which became effective on June 29, 2007. Interest payments are due each June and December. The notes place a limitation on restricted payments, including increases in dividend levels and share repurchases. This limitation does not apply if the notes are upgraded to an investment-grade credit rating. Principal redemptions may be made at our election at any time on or after June 1, 2011 at redemption prices ranging from 100% to 103.688% of the principal amount. We may also redeem up to 35% of the notes at a price equal to 107.375% of the principal amount plus accrued and unpaid interest using the proceeds of certain equity offerings completed before June 1, 2010. In addition, at any time prior to June 1, 2011, we may redeem some or all of the notes at a price equal to 100% of the principal amount plus accrued and unpaid interest and a make-whole premium. If we sell certain of our assets or experience specific types of changes in control, we must offer to purchase the notes at 101% of the principal amount. Proceeds from the offering, net of offering costs, were $196.3 million. These proceeds were used to repay amounts drawn on our credit facility and to invest in marketable securities. On October 1, 2007, we liquidated all of the marketable securities and used the proceeds, along with an advance on our credit facilities, to repay $325.0 million of unsecured notes plus accrued interest. The fair value of the notes issued in May 2007 was $106.0 million as of December 31, 2008, based on quoted market prices.

In October 2004, we issued $275.0 million of 5.125% senior, unsecured notes maturing on October 1, 2014. The notes were issued via a private placement under Rule 144A of the Securities Act of 1933. These notes were subsequently registered with the SEC via a registration statement which became effective on November 23, 2004. Interest payments are due each April and October. Proceeds from the offering, net of offering costs, were $272.3 million. These proceeds were used to repay commercial paper borrowings used for the acquisition of NEBS in 2004. The fair value of these notes was $96.3 million as of December 31, 2008, based on quoted market prices.

In December 2002, we issued $300.0 million of 5.0% senior, unsecured notes maturing on December 15, 2012. These notes were issued under our shelf registration statement covering up to $300.0 million in medium-term notes, thereby exhausting that registration statement. Interest payments are due each June and December. Principal redemptions may be made at our election prior to the stated maturity. Proceeds from the offering, net of offering costs, were $295.7 million. These proceeds were used for general corporate purposes, including funding share repurchases, capital asset purchases and working capital. The fair value of these notes was $173.3 million as of December 31, 2008, based on quoted market prices.

Our capital lease obligation bears interest at a rate of 10.4% and is due in 2009. We also have operating leases on certain facilities and equipment. As of December 31, 2008, future minimum lease payments under our capital obligation and noncancelable operating leases with an initial term in excess of one year were as follows:

(in thousands)	Capital lease	Operating leases
2009	$ 1,503	$ 9,119
2010	—	6,465
2011	—	2,852
2012	—	792
2013	—	167
2014 and thereafter	—	—
Total minimum lease payments	1,503	$ 19,395
Less portion representing interest	(63)	
Present value of minimum lease payments	$ 1,440	

Total future minimum lease payments under capital and noncancelable operating leases have not been reduced by minimum sublease rentals due under noncancelable subleases. As of December 31, 2008, minimum future sub-lease rentals were $1.5 million for our capital lease and $0.4 million for operating leases.

The composition of rent expense the years ended December 31 was as follows:

(in thousands)	2008	2007	2006
Minimum rentals	$ 9,811	$ 9,143	$ 11,024
Sublease rentals	(2,028)	(2,058)	(2,200)
Net rental expense	$ 7,783	$ 7,085	$ 8,824

Depreciation of the asset under our capital lease is included in depreciation expense in the consolidated statements of cash flows. The balance of the leased asset as of December 31 was as follows:

(in thousands)	2008	2007
Buildings and building improvements	$ 11,574	$ 11,574
Accumulated depreciation	(10,823)	(9,821)
Net assets under capital lease	$ 751	$ 1,753

As of December 31, 2008, we had two committed lines of credit totaling $500.0 million. Effective February 5, 2009, we terminated the $225.0 million line of credit, which was due to expire in July 2009. The credit agreement governing the line of credit contains customary covenants regarding limits on the levels of subsidiary indebtedness, as well as requiring a ratio of earnings before interest and taxes to interest expense of 3.0 times, as measured quarterly on an aggregate basis for the preceding four quarters. We would have remained in compliance with this debt covenant even if our reported pre-tax earnings for 2008 had been $52 million lower than reported. As such, we do not consider it likely that we will violate this debt covenant in 2009. The daily average amount outstanding under our lines of credit during 2008 was $82.6 million at a weighted-average interest rate of 3.05%. As of December 31, 2008, $78.0 million was outstanding at an average interest rate of 0.91%. During 2007, the daily average amount outstanding under our lines of credit was $45.5 million at a weighted-average interest rate of 5.57%. As of December 31, 2007, $67.2 million was outstanding at an average interest rate of 5.62%. As of December 31, 2008, amounts were available for borrowing under our committed lines of credit as follows:

(in thousands)	Total available	Expiration date	Commitment fee
Five year line of credit	$ 275,000	July 2010	.175%
Five year line of credit	225,000	July 2009	.225%
Total committed lines of credit	500,000		
Amounts drawn on credit facilities	(78,000)		
Outstanding letters of credit	(10,835)		
Net available for borrowing as of December 31, 2008	$ 411,165		

Absent certain defined events of default under our debt instruments, and as long as our ratio of earnings before interest, taxes, depreciation and amortization to interest expense is in excess of two to one, our debt covenants do not restrict our ability to pay cash dividends at our current rate.

Note 14: Other commitments and contingencies

Indemnifications – In the normal course of business we periodically enter into agreements that incorporate general indemnification language. These indemnifications encompass such items as product or service defects, including breach of security, intellectual property rights, governmental regulations and/or employment-related matters. Performance under these indemnities would generally be triggered by our breach of the terms of the contract. In disposing of assets or businesses, we often provide representations, warranties and/or indemnities to cover various risks including, for example, unknown damage to the assets, environmental risks involved in the sale of real estate, liability to investigate and remediate environmental contamination at waste disposal sites and manufacturing facilities, and unidentified tax liabilities and legal fees related to periods prior to disposition. We do not have the ability to estimate the potential liability from such indemnities because they relate to unknown conditions. However, we have no reason to believe that any likely liability under these indemnities would have a material adverse effect on our financial position, annual results of operations or annual cash flows. We have recorded liabilities for known indemnifications related to environmental matters.

Environmental matters – We are currently involved in environmental compliance, investigation and remediation activities at some of our current and former sites, primarily printing facilities of our Financial Services and Small Business Services segments which have been sold over the past several years. Remediation costs are accrued on an undiscounted basis when the obligations are either known or considered probable and can be reasonably estimated. Remediation or testing costs that result directly from the sale of an asset and which we would not have otherwise incurred, are considered direct costs of the sale of the asset. As such, they are included in our assessment of the carrying value of the asset.

Accruals for environmental matters were $8.3 million as of December 31, 2008 and December 31, 2007, primarily related to facilities which have been sold. These accruals are included in accrued liabilities and other long-term liabilities in the consolidated balance sheets. Accrued costs consist of direct costs of the remediation activities, primarily fees which will be paid to outside engineering and consulting firms. Although recorded accruals include our best estimates, our total costs cannot be predicted with certainty due to various factors such as the extent of corrective action that may be required, evolving environmental laws and regulations and advances in environmental technology. Where the available information is sufficient to estimate the amount of the liability, that estimate is used. Where the information is only sufficient to establish a range of probable liability and no point within the range is more likely than any other, the lower end of the range is used. We do not believe that the range of possible outcomes could have a material effect on our financial condition, results of operations or liquidity.

As of December 31, 2008, substantially all costs included in our environmental accruals were covered by an environmental insurance policy which we purchased during 2002. The insurance policy does not cover properties acquired subsequent to 2002. However, costs included in our environmental accruals for such properties were minor as of December 31, 2008. As such, we do not anticipate any significant net cash outlays for environmental matters in 2009. The policy covers up to $12.9 million of remediation costs, of which $4.1 million had been paid through December 31, 2008. The insurance policy also covers up to $10.0 million of third-party claims through 2032 at certain owned, leased and divested sites, as well as any new conditions discovered at certain owned or leased sites through 2012. We consider the realization of recovery under the insurance policy to be probable based on the insurance contract in place with a reputable and financially-sound insurance company. As our environmental accruals include our best estimates of these costs, we have recorded receivables from the insurance company within other current assets and other non-current assets based on the amounts of our environmental accruals for insured sites.

Self-insurance – We are self-insured for certain costs, primarily workers' compensation claims and medical and dental benefits. The liabilities associated with these items represent our best estimate of the ultimate obligations for reported claims plus those incurred, but not reported. The liability for workers' compensation, which totaled $5.6 million as of December 31, 2008 and $9.9 million as of December 31, 2007, is accounted for on a present value basis. The difference between the discounted and undiscounted workers' compensation liability was $0.1 million as of December 31, 2008 and $0.8 million as of December 31, 2007. We record liabilities for medical and dental benefits payable for active employees and those employees on long-term disability. Our liability for active employees is not accounted for on a present value basis as we expect the benefits to be paid in a relatively short period of time. Our liability for those employees on long-term disability is accounted for on a present value basis and in accordance with SFAS No. 112, *Employers' Accounting for Postemployment Benefits*. Our total liability for these medical and dental benefits totaled $5.7 million as of December 31, 2008 and $8.5 million as of December 31, 2007. The difference between the discounted and undiscounted medical and dental liability was $1.0 million as of December 31, 2008 and December 31, 2007.

Our self-insurance liabilities are estimated, in part, by considering historical claims experience, demographic factors and other actuarial assumptions. The estimated accruals for these liabilities, portions of which are calculated by third party actuarial firms, could be significantly affected if future events and claims differ from these assumptions and historical trends.

Litigation – We are party to legal actions and claims arising in the ordinary course of business. We record accruals for legal matters when the expected outcome of these matters is either known or considered probable and can be reasonably estimated. Our accruals do not include related legal and other costs expected to be incurred in defense of legal actions. Based upon information presently available, we believe that it is unlikely that any identified matters, either individually or in the aggregate, will have a material adverse effect on our annual results of operations, financial position or liquidity.

Litigation of income tax matters is accounted for under the provisions of FIN No. 48, *Accounting for Uncertainty in Income Taxes*. Further information can be found in Note 9: Income tax provision.

Note 15: Common stock purchase rights

In February 1988, we adopted a shareholder rights plan under which common stock purchase rights automatically attach to each share of common stock we issue. The rights plan is governed by a rights agreement between us and Wells Fargo Bank, National Association, as rights agent. This agreement most recently was amended and restated as of December 20, 2006 (Restated Agreement).

Pursuant to the Restated Agreement, upon the occurrence of certain events, each right will entitle the holder to purchase one share of common stock at an exercise price of $100. The exercise price may be adjusted from time to time upon the occurrence of certain events outlined in the Restated Agreement. In certain circumstances described in the Restated Agreement, if (i) any person becomes the beneficial owner of 20% or more of the company's common stock, (ii) the company is acquired in a merger or other business combination or (iii) upon the occurrence of other events, each right will entitle its holder to purchase a number of shares of common stock of the company, or the acquirer or the surviving entity if the company is not the surviving corporation in such a transaction. The number of shares purchasable at the then-current exercise price will be equal to the exercise price of the right divided by 50% of the then-current market price of one share of common stock of the company, or other surviving entity, subject to adjustments provided in the Restated Agreement. The rights expire December 31, 2016, and may be redeemed by the company at a price of $.01 per right at any time prior to the occurrence of the circumstances described above. The Restated Agreement requires an independent director review of the plan at least once every three years.

Note 16: Shareholders' equity

We have an outstanding authorization from our board of directors to purchase up to 10 million shares of our common stock. This authorization has no expiration date, and 6.5 million shares remained available for purchase under this authorization as of December 31, 2008. We repurchased 1.1 million shares during 2008 for $21.8 million and 0.4 million shares during 2007 for $11.3 million. No shares were repurchased in 2006.

On December 31, 2006, we adopted the recognition provisions of SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*. This standard requires companies to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability on the balance sheet and to recognize changes in that funded status in the year in which the change occurs through comprehensive income. The adoption of SFAS No. 158 resulted in an increase in accumulated other comprehensive loss of $33.4 million, net of tax, as of December 31, 2006.

Accumulated other comprehensive loss as of December 31 was comprised of the following:

(in thousands)	2008	2007	2006
Postretirement and defined benefit pension plans:			
Unrealized prior service credit	$ 22,858	$ 25,305	$ 28,398
Unrealized net actuarial losses	(81,019)	(61,422)	(61,993)
Fourth quarter plan contribution	—	—	(47)
Postretirement and defined benefit pension plans, net of tax	(58,161)	(36,117)	(33,642)
Loss on derivatives, net of tax	(7,498)	(8,881)	(11,162)
Unrealized gain on securities, net of tax	—	—	242
Currency translation adjustment	705	5,952	2,689
Accumulated other comprehensive loss	$ (64,954)	$ (39,046)	$ (41,873)

Note 17: Business segment information

We operate three reportable business segments: Small Business Services, Financial Services and Direct Checks. Small Business Services sells business checks, printed forms, promotional products, web services, marketing materials and related services and products to small businesses and home offices through direct response marketing, financial institution referrals, independent distributors, the internet and sales representatives. Financial Services sells personal and business checks, check-related products and services, customer loyalty, retention and fraud monitoring and protection services, and stored value gift cards to financial institutions. Direct Checks sells personal and business checks and related products and services directly to consumers through direct response marketing and the internet. All three segments operate primarily in the United States. Small Business Services also has operations in Canada and Europe. No single customer accounted for more than 10% of revenue in 2008, 2007 or 2006.

The accounting policies of the segments are the same as those described in Note 1. We allocate corporate costs to our business segments, including costs of our executive management, human resources, supply chain, finance, information technology and legal functions. Generally, where costs incurred are directly attributable to a business segment, primarily within the areas of information technology, supply chain and finance, those costs are reported in that segment's results. Due to our shared services approach to many of our functions, certain costs are not directly attributable to a business segment. These costs are allocated to our business segments based on segment revenue, as revenue is a measure of the relative size and magnitude of each segment and indicates the level of corporate shared services consumed by each segment. Corporate assets are not allocated to the segments and consist primarily of property, plant and equipment, internal-use software, inventories and supplies related to our corporate shared services functions of manufacturing, information technology and real estate, as well as long-term investments and deferred income taxes. Depreciation and amortization expense related to corporate assets which was allocated to the segments was $31.9 million in 2008 and 2007 and $18.9 million in 2006.

We are an integrated enterprise, characterized by substantial intersegment cooperation, cost allocations and the sharing of assets. Therefore, we do not represent that these segments, if operated independently, would report the operating income and other financial information shown.

The following is our segment information as of and for the years ended December 31:

(in thousands)		Reportable business segments: Small Business Services	Financial Services	Direct Checks	Corporate	Consolidated
Revenue from external customers:	2008.....	$ 851,060	$ 430,018	$ 187,584	$ —	$ 1,468,662
	2007.....	921,657	457,292	209,936	—	1,588,885
	2006.....	949,492	458,118	211,727	—	1,619,337
Operating income:	2008.....	90,078	65,540	53,616	—	209,234
	2007.....	132,821	74,305	62,778	—	269,904
	2006.....	87,009	46,613	64,922	—	198,544
Depreciation and amortization expense:	2008.....	49,947	9,664	4,349	—	63,960
	2007.....	52,830	9,936	4,794	—	67,560
	2006.....	62,879	14,548	7,108	—	84,535
Asset impairment charges:	2008.....	9,942	—	—	—	9,942
	2007.....	—	—	—	—	—
	2006.....	18,285	26,413	—	—	44,698
Total assets:	2008.....	785,555	47,872	100,535	285,023	1,218,985
	2007.....	750,483	66,475	102,452	291,345	1,210,755
	2006.....	784,815	90,075	105,041	287,201	1,267,132
Capital asset purchases:	2008.....	—	—	—	31,865	31,865
	2007.....	—	—	—	32,286	32,286
	2006.....	—	—	—	41,012	41,012

Revenue by product for each year was as follows:

(in thousands)	2008	2007	2006
Checks	$ 960,837	$ 1,045,008	$ 1,041,523
Other printed products, including forms	328,990	374,138	366,691
Accessories and promotional products	109,773	118,181	122,635
Packaging supplies, services and other	69,062	51,558	88,488
Total revenue	$ 1,468,662	$ 1,588,885	$ 1,619,337

The following information is based on the geographic locations of our subsidiaries:

(in thousands)	2008	2007	2006
Revenue from external customers:			
United States	$ 1,397,759	$ 1,517,322	$ 1,550,507
Foreign, primarily Canada	70,903	71,563	68,830
Total revenue	$ 1,468,662	$ 1,588,885	$ 1,619,337
Long-lived assets:			
United States	$ 1,036,140	$ 1,005,145	$ 1,052,257
Foreign, primarily Canada	15,759	13,665	12,758
Total long-lived assets	$ 1,051,899	$ 1,018,810	$ 1,065,015

Note 18: Market risks

Due to recent failures and consolidations of companies within the financial services industry and the downturn in the broader U.S. economy, including the liquidity crisis in the credit markets, we have identified certain market risks which may affect our future operating performance.

Economic conditions – As discussed in Note 7, during 2008, we recorded impairment charges related to trade names in our Small Business Services segment. Our impairment analysis indicated no impairment of goodwill. However, due to the ongoing uncertainty in market conditions, which may continue to negatively impact our market value and expected operating results, we will continue to monitor whether additional impairment analyses are required with respect to the carrying value of the Safeguard indefinite-lived trade name, as well as goodwill, primarily relating to one reporting unit whose fair value exceeded its carrying value of $76.9 million by $2.7 million as of December 31, 2008. The calculated fair values of our other reporting units exceeded their carrying values by amounts between $26 million and $391 million as of December 31, 2008. The fair value of the Safeguard trade name exceeded its carrying value of $24.0 million by $0.3 million as of December 31, 2008.

In completing our goodwill impairment analysis, we test the appropriateness of our reporting units' estimated fair values by reconciling the aggregate reporting units' fair values with our market capitalization. The aggregate fair value of our reporting units included a 25% control premium, which is an amount we estimate a buyer would be willing to pay in excess of the current market price of our company in order to acquire a controlling interest. The premium is justified by the expected synergies, such as expected increases in cash flows resulting from cost savings and revenue enhancements. Our fair value calculation was based on a closing stock price of $14.96 per share as of December 31, 2008. Both before and after December 31, 2008, our common stock traded at prices lower than this closing price. If such a decline in our stock price occurs in the future for a sustained period, it may be indicative of a further decline in our fair value and would likely require us to record an impairment charge for a portion of the $40.2 million of goodwill allocated to one of our reporting units. Accordingly, we believe that a non-cash goodwill impairment charge related to this reporting unit and/or further impairment charges related to our indefinite-lived trade name are reasonably possible in the future.

The credit agreement governing our committed line of credit requires us to maintain a ratio of earnings before interest and taxes to interest expense of 3.0 times, as measured quarterly on an aggregate basis for the preceding four quarters. Significant impairment charges in the future could impact our ability to comply with this debt covenant, in which case our lenders could demand immediate repayment of amounts outstanding under our line of credit. We would have remained in compliance with this debt covenant even if our reported pre-tax earnings for 2008 had been $52 million lower than we reported. As such, we do not consider it likely that we will violate this debt covenant in 2009.

Postretirement and pension plans – The plan assets of our postretirement benefit and pension plans are valued at fair value using quoted market prices. Investments, in general, are subject to various risks, including credit, interest and overall market volatility risks. During 2008, the equity markets saw a significant decline in value. As such, the fair values of our plan assets decreased significantly during the year. Our plan assets and liabilities were re-measured at December 31, 2008, in accordance with SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans.* The unfunded status of our plans increased by $30.0 million from December 31, 2007, due in large part to the decrease in the fair values of plan assets. This affected the amounts reported in the consolidated balance sheet as of December 31, 2008. It also contributes to an expected increase in postretirement benefit expense of approximately $8 million in 2009. If the equity and bond markets continue to decline, the funded status of our plans could continue to be materially affected. This could result in higher postretirement benefit expense in the future, as well as the need to contribute increased amounts of cash to fund the benefits payable under the plans, although our obligation is limited to funding benefits as they become payable.

Financial institution clients – Continued turmoil in the financial services industry, including further bank failures and consolidations, could have a significant impact on our consolidated results of operations if any of the following were to occur:

- We could lose a significant contract, which would have a negative impact on our results of operations.
- We may be unable to recover the value of any related unamortized contract acquisition cost and/or accounts receivable. Contract acquisition costs, which are treated as pre-paid product discounts, are sometimes utilized in our Financial Services segment when signing or renewing contracts with our financial institution clients and totaled $37.7 million as of December 31, 2008. These amounts are recorded as non-current assets upon contract

execution and are amortized, generally on the straight-line basis, as reductions of revenue over the related contract term. In most situations, the contract requires a financial institution to reimburse us for the unamortized contract acquisition cost if it terminates its contract with us prior to the end of the contract term. Our contract acquisition costs are comprised of amounts paid to individual financial institutions, many of which are smaller and would not have a significant impact on our consolidated financial statements if they were deemed unrecoverable. However, the inability to recover amounts paid to one or more of our larger financial institution clients could have a significant negative impact on our consolidated results of operations.

- If one or more of our financial institution clients is taken over by a financial institution that is not one of our clients, we could lose significant business. In the case of a cancelled contract, we may be entitled to collect a contract termination payment. However, if a financial institution fails, we may be unable to collect that termination payment. We have no indication at this time that any significant contract terminations are expected.
- If one or more of our larger clients were to consolidate with a financial institution that is not one of our clients, our results of operations could be positively impacted if we retain the client, as well as obtain the additional business from the other party in the consolidation.
- If two of our financial institution clients consolidate, the increase in general negotiating leverage possessed by the consolidated entities sometimes results in new contracts which are not as favorable to us as those historically negotiated with the clients individually.
- We could generate non-recurring conversion revenue. Conversions are driven by the need to replace obsolete checks after one financial institution merges with or acquires another. However, we presently do not have specific information that indicates that we should expect to generate significant income from conversions.

Deferred compensation plan – We have a non-qualified deferred compensation plan that allows eligible employees to defer a portion of their compensation. The compensation deferred under this plan is credited with earnings or losses measured by the mirrored rate of return on phantom investments elected by plan participants, which are similar to the investments available in our defined contribution pension plan. As such, our liability for this plan fluctuates with market conditions. During 2008, we reduced our deferred compensation liability by $1.5 million due to losses on the underlying investments elected by plan participants. The carrying value of this liability, which was $3.9 million as of December 31, 2008, may change significantly in future periods if volatility in the equity markets continues.

DELUXE CORPORATION

SUMMARIZED QUARTERLY FINANCIAL DATA (UNAUDITED)
(in thousands, except per share amounts)

	2008 Quarter Ended			
	March 31	June 30[1]	September 30[2]	December 31[3]
Revenue	$ 377,077	$ 363,992	$ 362,714	$ 364,879
Gross profit	234,139	226,832	212,624	228,554
Net income	27,317	32,617	13,760	27,940
Earnings per share:				
Basic	0.53	0.64	0.27	0.55
Diluted	0.53	0.63	0.27	0.55
Cash dividends per share	0.25	0.25	0.25	0.25

	2007 Quarter Ended			
	March 31[4]	June 30	September 30[5]	December 31[6]
Revenue	$ 399,432	$ 395,312	$ 384,385	$ 409,756
Gross profit	253,120	255,481	243,815	261,865
Net income	35,228	35,975	32,160	40,152
Earnings per share:				
Basic	0.69	0.70	0.62	0.78
Diluted	0.68	0.69	0.62	0.77
Cash dividends per share	0.25	0.25	0.25	0.25

During the fourth quarter of 2008, our Russell & Miller retail packaging and signage business met the criteria to be classified as discontinued operations in our consolidated financial statements. As such, revenue and gross profit for prior periods reflect the reclassification of the results of this business to discontinued operations.

(1) 2008 second quarter results include net pre-tax restructuring charges of $2.0 million related to our cost reduction initiatives. Results also include a $1.1 million reduction in income tax expense for discrete items, primarily adjustments to uncertain tax positions.

(2) 2008 third quarter results include net pre-tax restructuring charges of $21.6 million related to our cost reduction initiatives, as well as asset impairment charges of $9.7 million related to trade names in our Small Business Services segment. Results also include a $1.8 million reduction in income tax expense for discrete items, primarily related to the settlement of amounts due to us under a tax sharing agreement related to the spin-off of our eFunds business in 2000, as well as receivables related to amendments to prior year tax returns.

(3) 2008 fourth quarter results include net pre-tax restructuring charges of $5.1 million related to our cost reduction initiatives, as well as an asset impairment charge of $0.3 million related to a trade name in our Small Business Services segment.

(4) 2007 first quarter results include income tax expense of $1.2 million for discrete items, primarily the non-deductible write-off of goodwill related to the sale of our industrial packaging product line, partially offset by the final settlement of an uncertain tax position.

(5) 2007 third quarter results include net pre-tax restructuring charges of $2.1 million related to our cost reduction initiatives. Results also include a $1.3 million reduction in income tax expense for discrete items, primarily the reconciliation of our 2006 federal income tax return to our 2006 income tax provision.

(6) 2007 fourth quarter results include net pre-tax restructuring charges of $2.7 million related to our cost reduction initiatives. Results also include a $1.8 million reduction in income tax expense for discrete items, primarily adjustments to receivables related to amendments to prior year income tax returns.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Disclosure Controls and Procedures – As of the end of the period covered by this report (the Evaluation Date), we carried out an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the 1934 Act)). Based upon that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that, as of the Evaluation Date, our disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in applicable rules and forms, and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Internal Control Over Financial Reporting – There were no changes in our internal control over financial reporting identified in connection with our evaluation during the quarter ended December 31, 2008, which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting – Management of Deluxe Corporation is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2008. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control – Integrated Framework*. Based on this assessment we have concluded that, as of December 31, 2008, our internal control over financial reporting was effective based on those criteria. The attestation report on our internal control over financial reporting issued by PricewaterhouseCoopers LLP appears in Item 8 of this report.

Item 9B. Other Information.

None.

PART III

Except where otherwise noted, the information required by Items 10 through 14 is incorporated by reference from our definitive proxy statement, to be filed with the Securities and Exchange Commission within 120 days of our fiscal year-end, with the exception of the executive officers section of Item 10, which is included in Part I, Item 1 of this report.

Item 10. Directors, Executive Officers and Corporate Governance.

See Part I, Item 1 of this report "Executive Officers of the Registrant." The sections of the proxy statement entitled "Item 1: Election of Directors," "Board Structure and Governance—Audit Committee Expertise; Complaint-Handling Procedures," "Board Structure and Governance—Meetings and Committees of the Board of Directors—Audit Committee," "Stock Ownership and Reporting—Section 16(a) Beneficial Ownership Reporting Compliance" and "Board Structure and Governance—Code of Ethics and Business Conduct" are incorporated by reference to this report.

The full text of our Code of Ethics and Business Conduct (Code of Ethics) is posted on the Investor Relations page of our website at www.deluxe.com under the "Corporate Governance" caption. We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding an amendment to, or waiver from, a provision of the Code of Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions by posting such information on our website at the address and location specified above.

Item 11. Executive Compensation.

The sections of the proxy statement entitled "Compensation Committee Report," "Executive Compensation," "Director Compensation" and "Board Structure and Governance—Compensation Committee Interlocks and Insider Participation" are incorporated by reference to this report.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The section of the proxy statement entitled "Stock Ownership and Reporting—Security Ownership of Certain Beneficial Owners and Management" is incorporated by reference to this report.

The following table provides information concerning all of our equity compensation plans as of December 31, 2008:

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by shareholders	3,250,776[(1)]	$32.00[(1)]	7,939,983[(2)]
Equity compensation plans not approved by shareholders	None	None	None
Total	3,250,776	$32.00	7,939,983

(1) Includes awards granted under our 2008 Stock Incentive Plan and our previous stock incentive plans adopted in 2000, as amended, and in 1994. The number of securities to be issued upon exercise of outstanding options, warrants and rights includes outstanding stock options of 3,105,395 and restricted stock unit awards of 145,381.

(2) Includes 4,201,191 shares reserved for issuance under our Amended and Restated 2000 Employee Stock Purchase Plan. Of the total available for future issuance, 3,738,792 shares remain available for issuance under our 2008 Stock Incentive Plan. Under this plan, full value awards such as restricted stock, restricted stock units and share-based performance awards reduce the number of shares available for issuance by a factor of 2.29, or if such an award were forfeited or terminated without delivery of the shares, the number of shares that again become eligible for issuance would be multiplied by a factor of 2.29.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

None of our directors or officers, nor any known person who beneficially owns, directly or indirectly, five percent of our common stock, nor any member of the immediate family of any of the foregoing persons has any material interest, direct or indirect, in any transaction since January 1, 2008 or in any presently proposed transaction which, in either case, has affected or will materially affect us. None of our directors or officers is indebted to us.

The sections of the proxy entitled "Board Structure and Governance—Board Oversight and Director Independence" and "Board Structure and Governance—Related Party Transaction Policy and Procedures" are incorporated by reference to this report.

Item 14. Principal Accounting Fees and Services.

The sections of the proxy statement entitled "Fiscal Year 2008 Audit and Independent Registered Public Accounting Firm—Fees Paid to Independent Registered Public Accounting Firm" and "Fiscal Year 2008 Audit and Independent Registered Public Accounting Firm—Policy on Audit Committee Pre-Approval of Accounting Firm Fees and Services" are incorporated by reference to this report.

PART IV

Item 15. Exhibits, Financial Statement Schedules.

(a) Financial Statements and Schedules

The financial statements are set forth under Item 8 of this Annual Report on Form 10-K. Financial statement schedules have been omitted since they are either not required or are not applicable, or the required information is shown in the consolidated financial statements or notes.

(b) Exhibit Listing

The following exhibits are filed as part of or are incorporated in this report by reference:

Exhibit Number	Description	Method of Filing
1.1	Purchase Agreement, dated September 28, 2004, by and among us and J.P. Morgan Securities Inc. and Wachovia Capital Markets, LLC, as representatives of the several initial purchasers listed in Schedule 1 of the Purchase Agreement (incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K filed with the Commission on October 4, 2004)	*
2.1	Agreement and Plan of Merger, dated as of May 17, 2004, by and among us, Hudson Acquisition Corporation and New England Business Service, Inc. (incorporated by reference to Exhibit (d)(1) to the Deluxe Corporation Schedule TO-T filed with the Commission on May 25, 2004)	*
2.2	Agreement and Plan of Merger, dated as of June 18, 2008, by and among us, Deluxe Business Operations, Inc., Helix Merger Corp. and Hostopia.com Inc. (excluding schedules which we agree to furnish to the Commission upon request) (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the Commission on June 23, 2008)	*
3.1	Articles of Incorporation (incorporated by reference to the Annual Report on Form 10-K for the year ended December 31, 1990)	*
3.2	Bylaws (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K filed with the Commission on October 23, 2008)	*
4.1	Amended and Restated Rights Agreement, dated as of December 20, 2006, by and between us and Wells Fargo Bank, National Association, as Rights Agent, which includes as Exhibit A thereto, the Form of Rights Certificate (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the Commission on December 21, 2006)	*
4.2	First Supplemental Indenture dated as of December 4, 2002, by and between us and Wells Fargo Bank Minnesota, N.A. (formerly, Norwest Bank Minnesota, National Association), as trustee (incorporated by reference to Exhibit 4.1 to the Form 8-K filed with the Commission on December 5, 2002)	*

4.3	Indenture, dated as of April 30, 2003, by and between us and Wells Fargo Bank Minnesota, N.A. (formerly Norwest Bank Minnesota, National Association), as trustee (incorporated by reference to Exhibit 4.8 to the Registration Statement on Form S-3 (Registration No. 333-104858) filed with the Commission on April 30, 2003)	*
4.4	Form of Officer's Certificate and Company Order authorizing the 2014 Notes, series B (incorporated by reference to Exhibit 4.9 to the Registration Statement on Form S-4 (Registration No. 333-120381) filed with the Commission on November 12, 2004)	*
4.5	Specimen of 5 1/8% notes due 2014, series B (incorporated by reference to Exhibit 4.10 to the Registration Statement on Form S-4 (Registration No. 333-120381) filed with the Commission on November 12, 2004)	*
4.6	Indenture, dated as of May 14, 2007, by and between us and The Bank of New York Trust Company, N.A., as trustee (including form of 7.375% Senior Notes due 2015) (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the Commission on May 15, 2007)	*
4.7	Registration Rights Agreement, dated May 14, 2007, by and between us and J.P. Morgan Securities Inc., as representative of the several initial purchasers listed in Schedule I to the Purchase Agreement related to the 7.375% Senior Notes due 2015 (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed with the Commission on May 15, 2007)	*
4.8	Specimen of 7.375% Senior Notes due 2015 (included in Exhibit 4.6)	*
10.1	2008 Annual Incentive Plan (incorporated by reference to Appendix A of our definitive proxy statement filed with the Commission on March 13, 2008)**	*
10.2	2008 Stock Incentive Plan (incorporated by reference to Appendix B of our definitive proxy statement filed with the Commission on March 13, 2008)**	*
10.3	First Amendment to Deluxe Corporation Non-employee Director Stock and Deferral Plan**	Filed herewith
10.4	Amended and Restated 2000 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.18 to the Annual Report on Form 10-K for the year ended December 31, 2001)**	*
10.5	Deluxe Corporation Deferred Compensation Plan (2008 Restatement)**	Filed herewith
10.6	Deluxe Corporation Deferred Compensation Plan Trust (incorporated by reference to Exhibit 4.3 to the Form S-8 filed January 7, 2002)**	*
10.7	Deluxe Corporation Executive Deferred Compensation Plan for Employee Retention and Other Eligible Arrangements (incorporated by reference to Exhibit 10.24 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2000)**	*

10.8	Deluxe Corporation Supplemental Benefit Plan (incorporated by reference to Exhibit (10)(B) to the Annual Report on Form 10-K for the year ended December 31, 1995)**	*
10.9	First Amendment to the Deluxe Corporation Supplemental Benefit Plan (2001 Restatement) (incorporated by reference to Exhibit 10.19 to the Annual Report on Form 10-K for the year ended December 31, 2001)**	*
10.10	Description of modification to the Deluxe Corporation Non-Employee Director Retirement and Deferred Compensation Plan (incorporated by reference to Exhibit 10.10 to the Annual Report on Form 10-K for the year ended December 31, 1997)**	*
10.11	Description of Non-employee Director Compensation Arrangements, updated April 30, 2008 (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2008)**	*
10.12	Form of Severance Agreement entered into between Deluxe and the following executive officers: Anthony Scarfone, Terry Peterson, Richard Greene, Lynn Koldenhoven, Pete Godich, Julie Loosbrock, Malcolm McRoberts, Tom Morefield and Laura Radewald (incorporated by reference to Exhibit 10.17 to the Annual Report on Form 10-K for the year ended December 31, 2000)**	*
10.13	Form of Executive Retention Agreement entered into between Deluxe and the following executive officers: Anthony Scarfone and Richard Greene (incorporated by reference to Exhibit 10.19 to the Annual Report on Form 10-K for the year ended December 31, 2000)**	*
10.14	Form of Executive Retention Agreement between Deluxe and Lee Schram (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed with the Commission on April 17, 2006)**	*
10.15	Form of Executive Retention Agreement, dated as of August 8, 2007, by and between Deluxe and Lee J. Schram (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed with the Commission on August 10, 2007)**	*
10.16	Form of Executive Retention Agreement entered into between Deluxe and each Senior Vice President (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed with the Commission on August 10, 2007)**	*
10.17	Form of Executive Retention Agreement entered into between Deluxe and each Vice President designated as an executive officer (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed with the Commission on August 10, 2007)**	*
10.18	Form of Addendum to Executive Retention and Severance Agreements Relating to Section 409A of the Internal Revenue Code**	Filed herewith
10.19	Form of Agreement for Awards Payable in Restricted Stock Units (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Commission on January 28, 2005)**	*

10.20	Form of Agreement for Awards Payable in Restricted Stock Units (rev. 12/08)**	Filed herewith
10.21	Form of Non-employee Director Non-qualified Stock Option Agreement (incorporated by reference to Exhibit 10.19 to the Annual Report on Form 10-K for the year ended December 31, 2004)**	*
10.22	Form of Agreement as to Award of Restricted Common Stock (Non-Employee Director Grants) (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Commission on October 27, 2006)**	*
10.23	Form of Non-Employee Director Restricted Stock Award Agreement (ver. 4/07) (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10Q for the quarter ended March 31, 2007)**	*
10.24	Form of Non-qualified Stock Option Agreement (incorporated by reference to Exhibit 10.21 to the Annual Report on Form 10-K for the year ended December 31, 2004)**	
10.25	Form of Non-qualified Stock Option Agreement (as amended February 2006) (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Commission on February 21, 2006)**	*
10.26	Form of Restricted Stock Award Agreement (Two-Year Retention Term) (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed with the Commission on February 21, 2006)**	*
10.27	Form of Non-Qualified Stock Option Agreement (version 2/07) (incorporated by reference to exhibit 10.28 to the Annual Report on Form 10-K for the year ended December 31, 2006)**	*
10.28	Form of Performance Accelerated Restricted Stock Award Agreement (version 2/07) (incorporated by reference to Exhibit 10.29 to the Annual Report on Form 10-K for the year ended December 31, 2006)**	*
10.29	Employment Agreement dated as of April 10, 2006, between Deluxe and Lee Schram (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed with the Commission on April 17, 2006)**	*
10.30	Offer letter, dated as of September 15, 2006, between Deluxe and Richard S. Greene (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2006)**	*
12.1	Statement re: Computation of Ratios	Filed herewith
21.1	Subsidiaries of the Registrant	Filed herewith
23.1	Consent of Independent Registered Public Accounting Firm	Filed herewith

24.1	Power of Attorney	Filed herewith
31.1	CEO Certification of Periodic Report pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith
31.2	CFO Certification of Periodic Report pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith
32.1	CEO and CFO Certification of Periodic Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Furnished herewith

*Incorporated by reference

**Denotes compensatory plan or management contract

Note to recipients of Form 10-K: Copies of exhibits will be furnished upon written request and payment of reasonable expenses in furnishing such copies.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DELUXE CORPORATION

Date: February 18, 2009

By: /s/ Lee Schram
Lee Schram
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on February 18, 2009.

Signature	**Title**
By /s/ Lee Schram Lee Schram	Chief Executive Officer (Principal Executive Officer)
By /s/ Richard S. Greene Richard S. Greene	Senior Vice President, Chief Financial Officer (Principal Financial Officer)
By /s/ Terry D. Peterson Terry D. Peterson	Vice President, Investor Relations and Chief Accounting Officer (Principal Accounting Officer)
* Ronald C. Baldwin	Director
* Charles A. Haggerty	Director
* Isaiah Harris, Jr.	Director
* Don J. McGrath	Director
* Cheryl E. Mayberry McKissack	Director
* Neil J. Metviner	Director

*

Stephen P. Nachtsheim — Director

*

Mary Ann O'Dwyer — Director

*

Martyn R. Redgrave — Director

*By: /s/ Lee Schram
Lee Schram
Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description
10.3	First Amendment to Deluxe Corporation Non-employee Director Stock and Deferral Plan
10.5	Deluxe Corporation Deferred Compensation Plan (2008 Restatement)
10.18	Form of Addendum to Executive Retention and Severance Agreements Relating to Section 409A of the Internal Revenue Code
10.20	Form of Agreement for Awards Payable in Restricted Stock Units (rev. 12/08)
12.1	Statement re: Computation of Ratios
21.1	Subsidiaries of the Registrant
23.1	Consent of Independent Registered Public Accounting Firm
24.1	Power of Attorney
31.1	CEO Certification of Periodic Report pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	CFO Certification of Periodic Report pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	CEO and CFO Certification of Periodic Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

[This Page Intentionally Left Blank]

[This Page Intentionally Left Blank]

DELUXE CORP

Deluxe Corporation
3680 Victoria Street N.
Shoreview, MN 55126-2966
P.O. Box 64235
St. Paul, MN 55164-0235
www.deluxe.com

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS TO BE HELD APRIL 29, 2009

To the Shareholders of Deluxe Corporation:

The 2009 annual meeting of shareholders will be held at the Deluxe Corporation headquarters located at 3680 Victoria Street North, Shoreview, Minnesota on Wednesday, April 29, 2009, at 2:00 p.m. Central Time for the following purposes:

1. To elect ten directors to hold office until the 2010 annual meeting of shareholders.

2. To consider and act upon a proposal to ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the year ending December 31, 2009.

3. To take action on any other business that may properly come before the meeting and any adjournment thereof.

Shareholders of record at the close of business on March 4, 2009, are entitled to vote at the meeting and at any adjournment thereof.

Once again, we are furnishing proxy materials to our shareholders over the Internet. This process expedites the delivery of proxy materials, reduces paper waste and saves the company expense. In addition, these materials remain easily accessible, and shareholders receive clear instructions for voting and requesting paper copies of the materials if they so desire.

We are mailing the Notice of Internet Availability of Proxy Materials ("Internet Notice") to shareholders on or about March 18, 2009. The Internet Notice contains instructions on how to access our Proxy Statement and Annual Report, and how to vote online. In addition, the Internet Notice contains instructions on how you may (i) receive a paper copy of the Proxy Statement and Annual Report, if you received only an Internet Notice this year, or (ii) elect to receive your Proxy Statement and Annual Report only over the Internet, if you received them by mail this year.

It is important that your shares be represented at the Annual Meeting. Whether or not you plan to attend the Annual Meeting in person, please vote as soon as possible to ensure the presence of a quorum and save Deluxe further expense. You may vote your shares over the Internet. If you received a paper copy of the proxy card by mail, you may sign, date and mail the proxy card in the envelope provided. Instructions regarding the methods of voting are contained in the Internet Notice and in the Proxy Statement. Voting over the Internet or by mailing a proxy card will not limit your right to vote in person or to attend the Annual Meeting.

BY ORDER OF THE BOARD OF DIRECTORS

Anthony C. Scarfone
Secretary

March 11, 2009

[This page left blank intentionally.]

DELUXE CORPORATION

3680 Victoria Street N., Shoreview, Minnesota 55126-2966

Proxy Statement
2009 ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD APRIL 29, 2009

TABLE OF CONTENTS

INFORMATION CONCERNING SOLICITATION AND VOTING

What is the purpose of the annual meeting?

At our annual meeting, shareholders will act on the matters disclosed in the Notice of Annual Meeting of Shareholders that preceded this proxy statement. The two proposals scheduled to be voted on at the meeting are to:

- Elect ten directors; and
- Ratify the appointment of PricewaterhouseCoopers LLP as Deluxe's independent registered public accounting firm.

We will also consider any other business that may be properly presented at the meeting (although we are not expecting any other matters to be presented), and management will report on Deluxe's performance during the last fiscal year and respond to questions from shareholders.

The Board of Directors of Deluxe is asking you to vote on the proposed items of business.

How does the Board recommend that I vote?

The Board of Directors recommends a vote:

- FOR all of the nominees for director; and
- FOR the ratification of the appointment of PricewaterhouseCoopers LLP as Deluxe's independent registered public accounting firm for the fiscal year ending December 31, 2009.

Who is entitled to vote at the meeting?

The Board has set March 4, 2009, as the record date for the meeting. If you were a shareholder of record at the close of business on March 4, 2009, you are entitled to vote at the meeting. You have one vote for each share of common stock you held on the record date.

As of the record date, 51,110,155 shares of Deluxe common stock were outstanding. Deluxe does not have any other class of capital stock outstanding.

How many shares must be present to hold the meeting?

A quorum is necessary to hold the meeting and conduct business. The presence of shareholders who can direct the vote (with respect to the election of directors) of at least a majority of the outstanding shares of common stock as of the record date is considered a quorum. A shareholder is counted present at the meeting if:

- the shareholder is present and votes in person at the meeting; or
- the shareholder has properly submitted a proxy or voted by telephone or through the Internet.

What is the difference between a shareholder of record and a "street name" holder?

If your shares are registered directly in your name, you are considered the shareholder of record with respect to those shares.

If your shares are held in a stock brokerage account or by a bank or other nominee, you are still considered the beneficial owner of the shares, but your shares are held in "street name".

How do I vote my shares?

We are mailing the Notice of Internet Availability of Proxy Materials (the "Internet Notice") to shareholders of record on or about March 18, 2009. You will not receive a printed copy of these proxy materials unless you request to receive these materials in hard copy by following the instructions provided in the Internet Notice. Instead, the Internet Notice will instruct you how you may access and review all of the important information contained in these proxy materials. The Internet Notice also instructs you how you may submit your proxy via the Internet. If you received an Internet Notice by mail and would like to receive a printed copy of these proxy materials, you should follow the instructions for requesting such materials included in the Internet Notice.

Via the Internet – You can simplify your voting by voting your shares via the Internet as instructed in the Internet Notice. The Internet procedures are designed to authenticate your identity, to allow you to vote your shares and confirm that your instructions have been property recorded. Internet voting facilities for shareholders of record are available 24 hours a day and will close at 11:59 p.m. (CT) on April 28, 2009. You may access this Proxy Statement and related materials by going to http://www.investoreconnect.com and entering the control number as shown on your Internet Notice. You will then be directed to select a link to www.proxyvote.com where you will be able to vote on the proposals presented here.

By Mail – Shareholders who receive a paper proxy card may elect to vote by mail (instead of by Internet or telephone) and should complete, sign and date their proxy card and mail it in the pre-addressed envelope that accompanies the paper proxy card. Proxy cards submitted by mail must be received by the time of the Annual Meeting in order for your shares to be voted. Shareholders who hold shares beneficially in street name may vote by mail by requesting a paper proxy card according to the instructions contained in the Internet Notice received from your broker or other agent, and then completing, signing and dating the voting instructions card provided by the broker or other agent and mailing it in the pre-addressed envelope provided.

By Telephone – Shareholders may also elect to vote over the telephone by calling 800-690-6903 (toll-free). The telephone voting procedures have been set up for your convenience. The procedures have been designed to verify your identity, to allow you to give voting instructions and to confirm that those instructions have been recorded properly.

What does it mean if I receive more than one Notice of Internet Availability of Proxy Materials?

It means you hold shares registered in more than one account. To ensure that all of your shares are voted, if you vote by telephone or through the Internet, vote once for each Internet Notice you receive. If you wish to consolidate your accounts, please contact our stock transfer agent, Wells Fargo Bank, N.A., at P.O. Box 64854, St. Paul, Minnesota 55164 or by telephone at 800-468-9716 (toll-free).

You may also receive a "voting instructions" card which looks very similar to a proxy card. Voting instructions are prepared by brokers, banks or other nominees for shareholders who hold shares in street name.

Can I vote my shares in person at the meeting?

Yes. If you are a shareholder of record, you may vote your shares at the meeting by completing a ballot at the meeting. However, even if you currently plan to attend the meeting, we recommend that you submit your proxy ahead of time so that your vote will be counted if, for whatever reason, you later decide not to attend the meeting.

If you hold your shares in street name, you may vote your shares in person at the meeting only if you obtain a signed proxy from your broker, bank or other nominee giving you the right to vote such shares at the meeting.

What vote is required to elect directors?

In accordance with Minnesota law, directors are elected by a plurality of votes cast. This means that the ten nominees receiving the highest number of votes will be elected, provided that a quorum is present at the meeting.

What vote is required on proposals other than the election of directors?

With respect to each item of business to be voted on at the meeting other than the election of directors, the affirmative vote of a majority of the shares present and entitled to vote with respect to that item is required for the approval of the item (provided that the total number of shares voted in favor of the proposal constitutes more than 25 percent of the outstanding shares).

How are votes counted?

Shareholders may either vote "FOR" or "WITHHOLD" authority to vote for the nominees for the Board of Directors. Shareholders may also vote "FOR," "AGAINST" or "ABSTAIN" on the other proposals.

If you vote WITHHOLD or ABSTAIN, your shares will be counted as present at the meeting for the purposes of determining a quorum.

If you WITHHOLD authority to vote for one or more of the directors, this has the same effect as a vote against the director or directors for which you WITHHOLD your authority. If you ABSTAIN from voting on a proposal, your abstention has the same effect as a vote against the proposal.

What if I do not specify how I want my shares voted?

If you hold your shares in street name and do not provide voting instructions to your broker, your shares will be counted as present at the meeting for purposes of determining a quorum and, in accordance with applicable law and the rules of the New York Stock Exchange, may be voted on Item 1: Election of Directors and Item 2: Ratification of Appointment of Independent Registered Public Accounting Firm, at the discretion of your broker. Shares will not be voted on any proposal for which your broker does not have discretionary authority to vote unless you provide voting instructions.

If you vote your shares directly (as opposed to voting through a broker or other intermediary) and do not specify on your proxy card (or when giving your proxy by telephone or via the Internet) how you want to vote your shares, we will vote them:

- FOR the election of all of the nominees for director; and
- FOR the ratification of the appointment of PricewaterhouseCoopers LLP as Deluxe's independent registered public accounting firm for the fiscal year ending December 31, 2009.

Can I change my vote?

Yes. You can change your vote and revoke your proxy at any time before it is voted at the meeting in any of the following ways:

- by sending a written notice of revocation to Deluxe's Corporate Secretary;
- by submitting another properly signed proxy card at a later date to the Corporate Secretary;
- by submitting another proxy by telephone or through the Internet at a later date; or
- by voting in person at the meeting.

Who pays the cost of proxy preparation and solicitation?

Deluxe pays for the cost of proxy preparation and solicitation, including the charges and expenses of brokerage firms or other nominees for forwarding proxy materials to beneficial owners. We have retained Georgeson Shareholder Communications, Inc., a proxy solicitation firm, to assist in the solicitation of proxies for a fee of approximately $7,500, plus associated costs and expenses.

We are soliciting proxies primarily by use of the Internet. In addition, proxies may be solicited by mail, telephone or facsimile, or personally by directors, officers and regular employees of Deluxe. These individuals receive no additional compensation beyond their regular salaries for these services.

STOCK OWNERSHIP AND REPORTING

Director and Executive Officer Stock Ownership and Sale Guidelines

The Board has established stock ownership guidelines for directors and executive officers. These guidelines set ownership targets for each director and officer, with the expectation that the target be achieved within five years of the later of the date the ownership guidelines were implemented or the individual first became a director or officer, whichever is applicable. The Board also maintains guidelines restricting a director's or officer's ability to sell shares received upon the exercise of options or vesting of other stock-based awards until they have achieved their ownership targets. The ownership target for non-employee directors is shares having a value of at least five times the current Board retainer. Executive officers have targets based on a multiple of their annual base salary. The ownership target for the Chief Executive Officer ("CEO") is five times his annual base salary, the target for the Company's Senior Vice Presidents is two times their annual base salary, and the target for the Company's Vice Presidents who are members of the Company's Executive Leadership Team is one and one-half times their annual base salary.

Security Ownership of Certain Beneficial Owners and Management

The following table shows, as of March 4, 2009 (unless otherwise noted), the number of shares of common stock beneficially owned by (1) each person who is known by Deluxe to beneficially own more than five percent of Deluxe's outstanding common stock, (2) each executive officer named in the Summary Compensation Table that appears on page 32 in this proxy statement (each, a "Named Executive Officer"), (3) each director and nominee for director, and (4) all of the current directors and executive officers of Deluxe as a group. Except as otherwise indicated in the footnotes below, the shareholders listed in the table have sole voting and investment powers with respect to the common stock owned by them.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Barclays [1]	6,863,688	13.42
Lee J. Schram [2]	453,043	*
Richard S. Greene [3]	64,529	*
Anthony C. Scarfone [4]	194,999	*
Terry D. Peterson [5]	38,291	*
Thomas Morefield [6]	38,117	*
Luann E. Widener [7]	177,579	*
Leanne E. Branham [8]	53,717	*
Ronald C. Baldwin [9]	8,585	*
Charles A. Haggerty [10]	53,795	*

Isaiah Harris, Jr. [11]	16,936	*
Don J. McGrath [12]	13,693	*
Cheryl E. Mayberry McKissack [13]	18,675	*
Neil J. Metviner [14]	6,585	*
Stephen P. Nachtsheim [15]	48,315	*
Mary Ann O'Dwyer [16]	25,026	*
Martyn R. Redgrave [17]	29,346	*
All directors, nominees and executive officers as a group (19 persons) [18]	1,111,924	2.15

* Less than 1 percent.

1 Based on a Schedule 13G filed with the Securities and Exchange Commission on February 6, 2009, reporting beneficial ownership as of December 31, 2008 by Barclays Global Investors, NA., (2,472,938 shares, 2,129,833 to which it holds sole voting power), Barclays Global Fund Advisors (4,286,599 shares, 3,997,759 to which it holds sole voting power), Barclays Global Investors Limited (62,623 shares, 24,368 to which it holds sole voting power), Barclays Global Investors Japan Limited (26,454 shares), Barclays Global Investors Canada Limited (5,546 shares), and Barclays Global Investors Australia Limited (9,528 shares). These entities report their ownership as a group and are, collectively, the beneficial owners of 6,863,688 shares of common stock.

2 Includes 310,800 shares receivable upon the exercise of options that are currently exercisable or will become exercisable within 60 days, and 67,050 shares of restricted stock.

3 Includes 50,334 shares receivable upon the exercise of options that are currently exercisable or will become exercisable within 60 days, and 3,900 shares of restricted stock.

4 Includes 160,759 shares receivable upon the exercise of options that are currently exercisable or will become exercisable within 60 days, and 9,200 shares of restricted stock.

5 Includes 27,117 shares receivable upon the exercise of options that are currently exercisable or will become exercisable within 60 days, and 3,650 shares of restricted stock.

6 Includes 29,013 shares receivable upon the exercise of options that are currently exercisable or will become exercisable within 60 days, and 4,350 shares of restricted stock.

7 Shares reflect ownership as of Ms. Widener's October 31, 2008 retirement date. Includes 131,403 options then exercisable.

8 Shares reflect ownership as of Ms. Branham's May 23, 2008 resignation date. Includes 48,530 options then exercisable.

9 Includes 6,585 shares of restricted stock.

10 Includes 4,000 shares receivable upon the exercise of options that are currently exercisable or will become exercisable within 60 days, 3,293 shares of restricted stock, 32,727 shares held by the Haggerty Family Trust, and 10,184 restricted stock units received in lieu of director's fees pursuant to the deferral option under the Deluxe Corporation Non-Employee Director Stock and Deferral Plan (the "Director Plan").

11 Includes 1,000 shares receivable upon the exercise of options that are currently exercisable or will become exercisable within 60 days, 3,293 shares of restricted stock, and 329 restricted stock units received in lieu of director's fees pursuant to the deferral option under the Director Plan.

12 Includes 6,585 shares of restricted stock, 2,000 shares held in trust and 5,108 restricted stock units received in lieu of director's fees pursuant to the deferral option under the Director Plan.

13 Includes 4,000 shares receivable upon the exercise of options that are currently exercisable or will become exercisable within 60 days, and 3,293 shares of restricted stock.

14 Includes 6,585 shares of restricted stock.

15 Includes 4,000 shares receivable upon the exercise of options that are currently exercisable or will become exercisable within 60 days, 3,293 shares of restricted stock, 12,000 shares held by the Nachtsheim Family Trust and 9,966 restricted stock units received in lieu of director's fees pursuant to the deferral option under the Director Plan.

16 Includes 2,000 shares receivable upon the exercise of options that are currently exercisable or will become exercisable within 60 days, 3,293 shares of restricted stock, and 2,152 restricted stock units received in lieu of director's fees pursuant to the deferral option under the Director Plan.

17 Includes 4,000 shares receivable upon the exercise of options that are currently exercisable or will become exercisable within 60 days, 3,293 shares of restricted stock, and 5,902 restricted stock units received in lieu of director's fees pursuant to the deferral option under the Director Plan.

18 Includes 663,270 shares receivable upon the exercise of options that are currently exercisable or will become exercisable within 60 days, 154,958 shares of restricted stock, and 33,641 restricted stock units received in lieu of directors' fees pursuant to the deferral option under the Director Plan.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and related regulations, require Deluxe's directors and executive officers, and any persons holding more than ten percent of Deluxe's common stock (collectively, "Reporting Persons"), to report their initial ownership of Deluxe securities and any subsequent changes in that ownership to the Securities and Exchange Commission. Based on our review of the reports filed and written representations submitted by the Reporting Persons, we believe that all Reporting Persons timely filed all required Section 16(a) reports for the most recent fiscal year.

ITEM 1: ELECTION OF DIRECTORS

Nominees for Election

There are currently ten individuals serving on the Board of Directors. As of the date of the meeting the Board has set the size of the Board at ten directors and recommends that the ten individuals presented on the following pages be elected to serve on the Board until the 2010 annual meeting of shareholders. All of the nominees are current directors. In addition, with the exception of Mr. Schram, who serves as Deluxe's CEO and therefore cannot be deemed independent, all nominees have been determined by the Board to meet the independence standards of the New York Stock Exchange (see the discussion of Director Independence in the "BOARD STRUCTURE AND GOVERNANCE" section of this proxy statement).

Each of the ten individuals listed has consented to being named as a nominee in this proxy statement and has indicated a willingness to serve if elected. However, if any nominee becomes unable to serve before the election, the shares represented by proxies may be voted for a substitute designated by the Board, unless a contrary instruction is indicated on the proxy.

RONALD C. BALDWIN Age 62
Director Since June 2007

Vice Chairman (Retired), Huntington Bancshares Inc.



Mr. Baldwin served as Vice Chairman of Huntington Bancshares Inc. from April 2001 until his retirement in December 2006. Huntington is a regional bank holding company, and Mr. Baldwin was responsible for overseeing Huntington's regional banking line of business, which provided both commercial and retail financial products and services through nearly 400 regional banking offices. Mr. Baldwin is a 35-year veteran of the banking and financial services industry.

CHARLES A. HAGGERTY Age 67
Director Since December 2000

Chairman (Retired), Western Digital Corporation



Mr. Haggerty was Chairman of the Board of Western Digital Corporation from July 1993 until his retirement in June 2000. Mr. Haggerty was also Chief Executive Officer of Western Digital from July 1993 to January 2000, and was President from June 1992 to July 1993. Western Digital is a manufacturer of hard disk drives. Prior to joining Western Digital, Mr. Haggerty spent more than 28 years with IBM. Mr. Haggerty also serves as a director of Beckman Coulter, Inc., Pentair, Inc., Imation Corp and LSI Corporation.

ISAIAH HARRIS, JR. Age 56
Director Since August 2004

President (Retired), BellSouth Advertising & Publishing Group



Prior to the December 29, 2006, acquisition of BellSouth Corporation ("BellSouth") by AT&T Corp., Mr. Harris served as President of BellSouth Advertising & Publishing Group ("A&P"), a subsidiary of BellSouth, a position he assumed in December 2004. A&P was responsible for the marketing and publishing of The Real Yellow Pages® from BellSouth, and included BellSouth Advertising & Publishing Corporation, The Berry Company, Stevens Graphics and IntelliVentures. Mr. Harris also was responsible for the corporation's Asian and South American wireless telecommunications operations. Effective February 7, 2007, Mr. Harris resigned from AT&T. He joined BellSouth in 1997, and during his tenure there held various executive positions, including President of BellSouth Enterprises from January to December 2004, President of Consumer Services from September 2000 to December 2003, and Vice President of Finance from January to September 2000. Mr. Harris also serves as a director of CIGNA Corporation and serves on the Advisory Board of the Board of Trustees of Wells Fargo Advantage Funds.

DON J. McGRATH Age 60
Director Since June 2007

Chairman and Chief Executive Officer, BancWest Corporation



BancWest is a $70 billion bank holding company serving nearly four million households and businesses, and is a wholly-owned subsidiary of BNP Paribas, a European leader in banking and financial services. Mr. McGrath has served as BancWest's Chairman and CEO since January 2005 and as a director since 1998. Prior to becoming CEO, he served as BancWest's President and Chief Operating Officer, from November 1998 to December 2004. Mr. McGrath served as CEO of Bank of the West from 1996 through the end of 2007 and currently serves as Chairman of the Bank of the West and Vice Chairman of First Hawaiian Bank, both of which are subsidiaries of BancWest. In 2008, Mr. McGrath received a Presidential appointment to the President's Council on Financial Literacy. He has nearly 40 years of experience in the banking and financial services industry.

CHERYL E. MAYBERRY McKISSACK Age 53
Director Since December 2000

President and Chief Executive Officer, Nia Enterprises, LLC



Nia Enterprises, LLC is an interactive communications company for research services and diversity marketing, which Ms. Mayberry McKissack founded in 2000. From November 1997 to November 2000, Ms. Mayberry McKissack served as Senior Vice President and General Manager of worldwide sales and marketing for Open Port Technology, Inc., a provider of Internet infrastructure messaging solutions. Ms. Mayberry McKissack also serves as a director of Private Bancorp, Inc.

NEIL J. METVINER Age 50
Director Since June 2007

Vice President, Pitney Bowes, Inc., and President, Global Mailstream, Europe



Pitney Bowes is a global mailstream technology company serving nearly one million small businesses in North America and over two million customers worldwide. Mr. Metviner joined Pitney Bowes in 2000 as President of Pitney Bowes Direct, having management responsibility for serving the company's U.S. small business customer base, together with various international markets. In September 2007, Mr. Metviner assumed full oversight responsibility for the company's European mailing operations.

STEPHEN P. NACHTSHEIM Age 64
Director Since November 1995

Non-Executive Chairman of Deluxe and Vice President (Retired), Intel Corporation



In November 2005, Mr. Nachtsheim was appointed Non-Executive Chairman of the Board of Deluxe. Prior to that, he served as the Board's Lead Independent Director, a role he had assumed in December 2003. Mr. Nachtsheim was a Corporate Vice President of Intel Corporation, a designer and manufacturer of integrated circuits, microprocessors and other electronic components, and the co-director of Intel Capital from 1998 until his retirement in August 2001.

MARY ANN O'DWYER Age 53
Director Since October 2003

Senior Vice President - Finance and Operations and Chief Financial Officer, Wheels, Inc.



Ms. O'Dwyer joined Wheels, Inc. in 1991 and has been their Chief Financial Officer since 1994. She also has held the position of Senior Vice President – Finance and Operations since 2000. Wheels, Inc. is a major provider of automotive fleet management services. Ms. O'Dwyer also serves as a director of Wheels, Inc. and its parent company, Frank Consolidated Enterprises.

MARTYN R. REDGRAVE Age 56
Director Since August 2001

Executive Vice President and Chief Administrative Officer, Limited Brands, Inc.



Mr. Redgrave has served as Executive Vice President and Chief Administrative Officer of Limited Brands, Inc., since March 2005, and also served as Chief Financial Officer from January 2006 to May 2007. Limited Brands is one of the world's leading personal care, beauty, intimate apparel and apparel specialty retailers. Prior to joining Limited Brands, Mr. Redgrave served for eleven years as the Executive Vice President-Finance and Chief Financial Officer of Carlson Companies, Inc., a worldwide provider of hospitality, travel and marketing services.

LEE J. SCHRAM Age 47
Director Since May 2006

Chief Executive Officer of Deluxe



Mr. Schram became CEO of Deluxe Corporation on May 1, 2006. Prior to joining Deluxe, Mr. Schram served as senior vice president of NCR Corporation's Retail Solutions Division, with responsibilities for NCR's global retail store automation and point-of-sale solutions business, including development, engineering, marketing, sales, and support functions. Mr. Schram began his professional career with NCR Corporation in 1983, where he held a variety of positions of increasing responsibility that included both domestic and international assignments. From September 2000 to January 2002, he served as chief financial officer for the Retail and Financial Group. Thereafter, he became vice president and general manager of Payment and Imaging Solutions in NCR's Financial Services Division, a position he held until March 2003, when he became senior vice president of the Retail Solutions Division.

The Board of Directors recommends that you vote FOR the election of each nominee named on the preceding pages.

BOARD STRUCTURE AND GOVERNANCE

Board Oversight and Director Independence

Deluxe's business, property and affairs are managed under the general direction of our Board of Directors. In providing this oversight, the Board adheres to a set of Corporate Governance Guidelines designed to ensure that the Board has access to relevant information, and is structured and operates in a manner allowing it to exercise independent business judgment. The complete text of Deluxe's Corporate Governance Guidelines is posted on the Investor Relations page of the Investors section of our website at www.deluxe.com under the "Corporate Governance" caption.

A critical component of our corporate governance philosophy is that a majority of our directors, and preferably a substantial majority, be individuals who meet strict standards of independence, meaning that they have no relationship with Deluxe, directly or indirectly, that could impair their ability to make objective and informed judgments regarding all matters of significance to Deluxe and its shareholders. The listing standards of the New York Stock Exchange ("NYSE") require that a majority of our directors be independent, and that our Corporate Governance, Audit and Compensation Committees be comprised entirely of independent directors. In order to be deemed independent, a director must be determined by the Board to have no material relationship with Deluxe other than as a director. In accordance with the NYSE listing standards, our Board has adopted formal Director Independence Standards setting forth the specific criteria by which the independence of our directors will be determined, including restrictions on the nature and extent of any affiliations directors and their immediate family members may have with Deluxe, its independent registered public accounting firm, or any commercial or not-for-profit entity with which Deluxe has a relationship. Consistent with regulations of the Securities and Exchange Commission ("SEC"), our Director Independence Standards also prohibit Audit Committee members from accepting, directly or indirectly, any consulting, advisory or other compensatory fee from Deluxe, other than in their capacity as Board or committee members. The complete text of our Director Independence Standards is posted on the Investor Relations page of the Investors section of our website at www.deluxe.com under the "Corporate Governance" caption.

The Board has determined that every director and nominee, with the exception of Mr. Schram, satisfies our Director Independence Standards. The Board also has determined that every member of its Corporate Governance, Audit and Compensation Committees is an independent director.

Related Party Transaction Policy and Procedures

The Board maintains written procedures under which the Corporate Governance Committee is responsible for reviewing potential or actual conflicts of interest, including any proposed related party transactions and interlocking relationships between executives and Board members. The Committee will determine whether any such potential or actual conflicts would require disclosure under securities laws, cause a director to be disqualified from being deemed independent, or cause a transaction being considered by the Board to be voidable if the conflict were not disclosed. The Committee also will consider whether the proposed transaction would result in a violation of any law or be inappropriate in light of the nature and magnitude of any interest of the director or executive in the entity or transaction giving rise to the potential conflict.

The Committee may take those actions it deems necessary, with the assistance of any advisors it deems appropriate, in considering potential conflicts of interest. While it is expected that in most instances the Committee can make the necessary determination, where required by state law or due to the significance of the issue, the matter will be referred to the full Board for resolution.

In late 2008, a proposed commercial relationship with Wheels, Inc. was reviewed and approved under these procedures. Wheels, Inc. is a $1.5 billion company that provides automobile leasing, fleet management and related services. Deluxe selected Wheels, Inc. to provide these services as the result of a competitive bidding process in which several other service providers also participated. Under the terms of the arms-length contract governing this relationship, Deluxe's aggregate annual payments to Wheels, Inc. are expected to be between two and three million dollars, which amount is well below the thresholds for independence established by the NYSE and provided for in our Director Independence Standards. (For 2008, approximately $17,000 was paid to Wheels, Inc. under this relationship, due to the timing of contract execution.) The relationship with Wheels, Inc. was pre-approved by the Board's Corporate Governance Committee in accordance with its written Conflicts of Interest review policy, and was duly considered by the Board in making its determination that Ms. O'Dwyer is independent.

Meetings and Committees of the Board of Directors

There were seven meetings of the Board of Directors in 2008, six of which were regular meetings. Each director attended, in person or by telephone, at least 75 percent of the aggregate of all meetings of the Board and its committees on which he or she served during the year. It is our policy that directors attend our annual shareholder meetings and all such directors are expected to be in attendance at this year's meeting. All of the directors serving on the Board attended last year's annual meeting of shareholders.

The Board of Directors has four standing committees:

- Audit Committee;
- Compensation Committee;
- Corporate Governance Committee; and
- Finance Committee.

Each of the Board committees has a written charter, approved by the Board, establishing the authority and responsibilities of the committee. Each committee's charter is posted on the Investor Relations page of the Investors section of our website at www.deluxe.com under the "Corporate Governance" caption. A copy of each charter is available in print free of charge to any shareholder who submits a request to: Corporate Secretary, Deluxe Corporation, 3680 Victoria Street North, Shoreview, Minnesota 55126.

The following tables provide a summary of each committee's responsibilities, the number of meetings held by each committee during the last fiscal year and the names of the directors currently serving on the committee.

Audit Committee

Responsibilities

- Appoints and replaces the independent registered public accounting firm, subject to ratification by our shareholders, and oversees the work of the independent registered public accounting firm.
- Pre-approves all auditing services and permitted non-audit services to be performed by the independent registered public accounting firm, including related fees.
- Reviews and discusses with management and the independent registered public accounting firm our annual audited financial statements and recommends to the Board whether the audited financial statements should be included in Deluxe's Annual Report on Form 10-K.
- Reviews and discusses with management and the independent registered public accounting firm our quarterly financial statements and the associated earnings news releases.
- Reviews and discusses with management and the independent registered public accounting firm significant reporting issues and judgments relating to the preparation of our financial statements, including the adequacy of internal controls.
- Reviews and discusses with the independent registered public accounting firm our critical accounting policies and practices, alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, and other material written communications between the independent registered public accounting firm and management.
- Oversees the work of our internal auditors.
- Reviews the effectiveness of Deluxe's legal and ethical compliance programs and maintains procedures for receiving, retaining and handling complaints by employees regarding accounting, internal controls and auditing matters.

Number of meetings in 2008: 9

Directors who serve on the committee:

Martyn R. Redgrave, Chair
Ronald C. Baldwin
Isaiah Harris, Jr.
Cheryl E. Mayberry McKissack
Mary Ann O'Dwyer

Compensation Committee

Responsibilities

- Develops our executive compensation philosophy.
- Evaluates and recommends incentive compensation plans for executive officers and other key managers, and all equity-based compensation plans, and oversees the administration of these and other employee compensation and benefit plans.
- Reviews and approves corporate goals and objectives relating to the CEO's compensation, leads an annual evaluation of the CEO's performance in light of those goals and objectives, and determines, in conjunction with the Board, the CEO's compensation based on this evaluation.
- Reviews and approves other executive officers' compensation.
- Establishes and certifies attainment of incentive compensation goals and performance measurements applicable to our executive officers.

Number of meetings in 2008: 6

Directors who serve on the committee:

Charles A. Haggerty, Chair
Don J. McGrath
Neil J. Metviner
Stephen P. Nachtsheim

Corporate Governance Committee

Responsibilities

- Reviews and recommends the size and composition of the Board, including the mix of management and independent directors.
- Establishes criteria and procedures for identifying and evaluating potential Board candidates.
- Reviews nominations received from the Board or shareholders, and recommends candidates for election to the Board.
- Establishes policies and procedures to ensure the effectiveness of the Board, including policies regarding term limits, review of qualifications of incumbent directors, and conflicts of interest.
- Establishes guidelines for conducting Board meetings.
- Oversees the annual assessment of the Board's performance.
- In consultation with the Compensation Committee, reviews and recommends to the Board the amount and form of all compensation paid to directors.
- Recommends to the Board the size, composition and responsibilities of all Board committees.
- Reviews and recommends candidates for key executive officer positions and monitors management succession plans.
- Develops and recommends corporate governance guidelines, policies and procedures.

Number of meetings in 2008: 4

Directors who serve on the committee:

Cheryl E. Mayberry McKissack, Chair
Isaiah Harris, Jr.
Don J. McGrath
Stephen P. Nachtsheim

Finance Committee

Responsibilities

- Evaluates acquisitions, divestitures and capital projects in excess of $5 million, and reviews other material financial transactions outside the scope of normal on-going business activity.
- Reviews and approves the Company's annual financing plans, as well as credit facilities maintained by the Company.
- Reviews and recommends policies concerning corporate finance matters, including capitalization, investment of assets and debt/equity guidelines.
- Reviews and recommends dividend policy and approves declarations of regular shareholder dividends.
- Reviews and makes recommendations to the Board regarding financial strategy and proposals concerning the sale, repurchase or split of Deluxe securities.

Number of meetings in 2008: 6

Directors who serve on the committee:

Mary Ann O'Dwyer, Chair
Ronald C. Baldwin
Charles A. Haggerty
Neil J. Metviner
Martyn R. Redgrave

Corporate Governance Principles

As indicated above, our Board has adopted a set of Corporate Governance Guidelines to assist it in carrying out its oversight responsibilities. These Guidelines address a broad range of topics, including director qualifications, director nomination processes, term limits, Board and committee structure and process, Board evaluations, director education, CEO evaluation, management succession planning and conflicts of interest. The complete text of the Guidelines is posted on the Investor Relations page of the Investors section of our website at www.deluxe.com under the "Corporate Governance" caption. A copy of the Guidelines is available in print free of charge to any shareholder who submits a request to: Corporate Secretary, Deluxe Corporation, 3680 Victoria Street North, Shoreview, Minnesota 55126.

Code of Ethics and Business Conduct

All of our directors and employees, including our CEO, Chief Financial Officer, Chief Accounting Officer and other executives, are required to comply with our Code of Ethics and Business Conduct ("Code of Ethics") to help ensure that our business is conducted in accordance with the highest legal and ethical standards. Our Code of Ethics requires strict adherence to the letter and spirit of all laws and regulations applicable to our business and covers all areas of professional conduct, including customer relationships, respect for co-workers, conflicts of interest, insider trading, the integrity of our financial recordkeeping and reporting, and the protection of our intellectual property and confidential information. Employees are required to bring any violations and suspected violations of the Code of Ethics to Deluxe's attention through management or Deluxe's law department, or by using our confidential compliance hotline.

The full text of our Code of Ethics is posted on the Investor Relations page of the Investors section of our website at www.deluxe.com under the "Corporate Governance" caption. The Code of Ethics is available in print free of charge to any shareholder who submits a request to: Corporate Secretary, Deluxe Corporation, 3680 Victoria Street North, Shoreview, Minnesota 55126.

Board Composition and Qualifications

Our Corporate Governance Committee oversees the process for identifying and evaluating candidates for the Board of Directors. Directors and nominees for director should have diverse backgrounds and possess the qualifications, experience and knowledge to enable them to contribute effectively to the evaluation of our business strategies and to the Board's oversight role. The Corporate Governance Committee believes that a predominance of Board members should have a background in business and should include both actively employed and retired senior corporate officers, and that directors should range in age so as to maintain a sound balance of board tenure and experience, as well as staggered retirement dates.

The Board of Directors has established the following specific guidelines for nominees to the Board:

- A majority of the Board must be comprised of independent directors, the current standards for which are discussed above under "Board Oversight and Director Independence."
- As a general rule, non-employees should not be nominated for re-election to the Board after their 72nd birthday or having served for 12 years from their initial election to the Board, although the Board retains the ability to grant exemptions to these limits where it determines that such an exemption will serve the interests of Deluxe and its shareholders.
- A non-employee director who ceases to hold the employment position held at the time of election to the Board, or who has a significant change in position, should offer to resign. The Corporate Governance Committee will then consider whether the change of status is likely to impact the director's qualifications and make a recommendation to the Board as to whether the resignation should be accepted.
- Management directors who terminate employment with Deluxe should offer to resign. The Board will then decide whether to accept the director's resignation, provided that no more than one former CEO should serve on the Board at any one time.

Other selection criteria used to evaluate potential candidates may include successful senior level business management experience or experience that fulfills a specific need, prior experience and proven accomplishment as a director of a public company, commitment to attending Board and committee meetings, a reputation for honesty and integrity, interest in serving the needs of shareholders, employees and communities in which we operate, and compatibility with existing directors.

Director Selection Process

All Board members are elected annually by our shareholders, subject to the Board's right to fill vacancies in existing or new director positions on an interim basis. Based on advice from the Corporate Governance Committee, each year the Board recommends a slate of directors to be presented for election at the annual meeting of shareholders.

The Corporate Governance Committee considers candidates recommended by members of the Board or recommended by our shareholders, and the Committee reviews such candidates in accordance with our bylaws and applicable legal and regulatory requirements. Candidates recommended by our shareholders are evaluated in accordance with the same criteria and using the same procedures as candidates recommended by Board members or the CEO. In order for such shareholder recommendations to be considered, shareholders must provide the Corporate Governance Committee with sufficient written documentation to permit a determination by the Board as to whether such candidate meets the required and desired director selection criteria set forth in our bylaws and our Corporate Governance Guidelines and as outlined below. Such documentation and the name of the recommended director candidate must be sent by U.S. mail to our Corporate Secretary at the address indicated on the Notice of Annual Meeting of Shareholders. Our Corporate Secretary will send properly submitted shareholder recommendations to the Chair of the Corporate Governance Committee for consideration at a future committee meeting.

When a vacancy or a new position on the Board needs to be filled, the CEO, in consultation with the Chair of the Corporate Governance Committee, drafts a profile of the candidate he or she believes would provide the most meaningful contributions to the Board as a whole. The profile is submitted to the Committee for approval. In order to properly staff its various committees and support its succession planning initiatives, the Board currently believes that a Board consisting of nine to eleven directors is the optimal size. The Committee has made it a practice in recent years to engage third-party search firms to assist it in identifying suitable candidates. The firms selected, as well as the specific terms of the engagement, are based on the specific search criteria established by the Committee. Members of the Board also are given the opportunity to submit names of potential candidates based on the profile developed. Each candidate is subject to an initial screening process after which the Committee selects the candidates that it wishes to interview. The Chair of the Board, CEO and at least a majority of the Committee interviews each candidate and, concurrently with the interviews, the candidate will confirm his or her availability for regularly scheduled Board and committee meetings. The Committee will also assess each candidate's potential conflicts of interest. The Committee reviews the interviewers' reports and recommendations, and makes the final determination as to which candidates are recommended for election to the Board. Depending on when suitable candidates are identified, the Board may decide to appoint a new director to serve on the Board until the next annual meeting of shareholders.

Our bylaws require that if a shareholder wishes to nominate a candidate at the annual meeting of shareholders, the shareholder must give written notice of the nomination to our CEO or Corporate Secretary no later than 120 days prior to the first anniversary of the previous year's annual meeting. The shareholder must attend the meeting with the candidate and propose the candidate's nomination for election to the Board at the meeting. The shareholder's notice must set forth as to each nominee: (1) the name, age, business address and residence address of the person, (2) the principal occupation or employment of the person, (3) the number of shares of our stock owned by the person, (4) the written and acknowledged statement of the person that such person is willing to serve as a director, and (5) any other information relating to the person that would be required to be disclosed in a solicitation of proxies for election of directors pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, if the candidate had been nominated by or on behalf of the Board. No shareholders submitted director nominations in connection with this year's meeting. Any shareholders desiring to present a candidate at the 2010 annual meeting of shareholders must furnish the required notice no later than December 30, 2009.

Non-Executive Chairman; Executive Sessions

Mr. Nachtsheim is the Non-Executive Chairman of the Board and is expected to serve until such time as a new Chair is elected by the Board. Although Mr. Nachtsheim has served on the Board for more than 12 years, the Board determined that it would be in the best interests of Deluxe and its shareholders to re-nominate Mr. Nachtsheim to an additional term in order to provide continuity in the Chairman position in light of the recent addition of several new Board members, and to minimize the risk of distraction from a change in the Board leadership as Deluxe continues to execute its transformational initiatives and growth strategies. Mr. Nachtsheim's duties include moderating meetings or executive sessions of the independent directors and acting as the principal liaison between the independent directors and the CEO with respect to Board governance issues. Our independent directors make it a practice to meet in executive session without management present at each Board meeting. Likewise, all Board committees regularly meet in executive session without management.

Communications with Directors

Any interested party having concerns about our governance or business practices, or otherwise wishing to communicate with our independent directors, may submit their concerns in writing to the Non-Executive Chairman of the Board or the independent directors as a group in the care of the office of: Corporate Secretary, Deluxe Corporation, 3680 Victoria Street North, Shoreview, Minnesota 55126.

Audit Committee Expertise; Complaint-Handling Procedures

In addition to meeting the independence requirements of the NYSE and the SEC, all members of the Audit Committee have been determined by the Board to meet the financial literacy requirements of the NYSE's listing standards. The Board also has determined that at least one member of the Audit Committee, including Martyn Redgrave, the Committee Chair, is an "audit committee financial expert" as defined by SEC regulations.

In accordance with federal law, the Audit Committee has adopted procedures governing the receipt, retention and handling of complaints regarding accounting and auditing matters. These procedures include a means for employees to submit concerns on a confidential and anonymous basis, through Deluxe's compliance hotline.

Compensation Committee Processes and Procedures

The authority and responsibilities of the Compensation Committee are governed by its charter, a copy of which can be found on Deluxe Corporation's website at www.deluxe.com, together with applicable laws, rules, regulations and NYSE listing standards.

The Compensation Committee is authorized to review and approve corporate goals and objectives related to the CEO's compensation, lead the Board's evaluation of the CEO's performance in light of those goals and objectives, and determine the CEO's compensation based on the evaluation and input from the Board as a whole. The Committee is expected to engage the entire Board in its evaluation of the CEO's performance and appropriate level of compensation.

The Committee also reviews and approves each executive officer's base pay and incentive compensation levels, stock ownership targets, employment-related agreements and any special benefit plans or programs for executives. As part of this responsibility, the Committee evaluates and makes recommendations to the Board regarding the Company's compensation philosophy and structure, the design of incentive compensation plans in which executives participate and all equity plans. It establishes incentive compensation goals and performance measurements for executives and determines the levels of achievement of each executive relative to the goals and measurements. Subject to limits imposed by the plans, applicable law and the Board, the Committee also oversees administration of equity-based plans, deferred compensation plans, benefit plans, retirement and Employee Retirement Income Security Act ("ERISA") excess plans, and also is responsible for determining the formula used to calculate contributions to the company's current profit sharing plan. The Committee has delegated to management committees the responsibility to administer broad-based benefit plans and the responsibility to oversee investment options and management of retirement and deferred compensation programs.

Although matters of director compensation ultimately are the responsibility of the full Board, the Compensation Committee works in conjunction with the Board's Corporate Governance Committee and its independent compensation consultants in evaluating director compensation levels, making recommendations regarding the structure of director compensation, and developing a director pay philosophy that is aligned with the interests of the Company's shareholders.

The Committee has the authority to engage compensation consultants to assist it in conducting the activities within its general scope of responsibility. Since 2001, the committee has retained Watson Wyatt Worldwide, Inc. as its independent consultant. The Committee has the sole authority to retain, terminate and approve the fees of a compensation consultant for the purpose of assisting in the evaluation of director, CEO and executive compensation.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee is comprised entirely of independent directors. No member of the Compensation Committee has been an officer or employee of Deluxe. None of our executives serve as a member of the Compensation Committee of any other company that has an executive serving as a member of the Deluxe Board of Directors. None of our executives serve as a member of the board of directors of any other company that has an executive serving as a member of the Compensation Committee.

Non-Employee Director Compensation

Directors who are employees of Deluxe do not receive compensation for their service on the Board other than their compensation as employees. Non-employee directors each receive a $50,000 annual Board retainer, payable quarterly. For 2008, the Non-Executive Chairman received an incremental $100,000 annual retainer, payable quarterly.

In order to fairly compensate non-employee directors for their service on Board committees, the elements and responsibilities of which will fluctuate from time to time, committee members are paid fees for each committee meeting attended, with the chair of each committee also receiving an annual retainer for serving as the chair.

For 2008, the committee fee structure was as follows:

	Audit Committee ($)	Compensation Committee ($)	Other Standing Committees ($)
Chair Retainer	15,000	7,500	5,000
In-Person Meeting Attendance	2,000	1,500	1,500
Telephonic Meeting Attendance	1,000	750	750

Non-employee directors also receive $1,500 for each approved site visit and director education program attended, up to a maximum of five per year, in the aggregate. Directors also may receive additional compensation for the performance of duties assigned by the Board or its committees that are considered beyond the scope of the ordinary responsibilities of directors or committee members.

Deluxe maintains a Non-Employee Director Stock and Deferral Plan (the "Director Plan"), which was approved by shareholders as part of Deluxe's 2008 Stock Incentive Plan (the "Stock Incentive Plan"). The purpose of the Director Plan is to provide an opportunity for non-employee directors to increase their ownership of Deluxe's common stock and thereby align their interest in the long-term success of Deluxe with that of other shareholders. Under the Director Plan, each non-employee director may elect to receive, in lieu of cash retainers and fees, shares of Deluxe common stock having an equal value, based on the closing price of Deluxe's stock on the NYSE as of the quarterly payment date. The shares of common stock receivable pursuant to the Director Plan are issued as of the quarterly payment date or, at the option of the director, credited to the director in the form of deferred restricted stock units. These restricted stock units vest and are converted into shares of common stock on the earlier of the tenth anniversary of February 1st of the year following the year in which the non-employee director ceases to serve on the Board or such other objectively determinable date as is elected by the director in his or her deferral election (for example, upon termination of service as a director). Each restricted stock unit entitles the holder to receive dividend equivalent payments equal to the dividend payment on one share of common stock. Any restricted stock units issued pursuant to the Director Plan will vest and be converted into shares of common stock in connection with certain defined changes of control of Deluxe. All shares of common stock issued pursuant to the Director Plan are issued under Deluxe's Stock Incentive Plan and must be held by the non-employee director for a minimum period of six months from the date of issuance.

Under the terms of the Stock Incentive Plan, non-employee directors also are eligible to receive other equity-based awards to further align their interests with shareholders and assist them in achieving and maintaining their established share ownership targets. Any stock options granted to non-employee directors must have an exercise price equal to the fair market value of Deluxe's common stock on the date of grant, and no more than 5,000 options may be granted to a non-employee director in any one year. Non-employee directors did not receive any option grants in 2008, but each non-employee director elected to the Board at last year's annual meeting did receive a grant of restricted stock on April 30, 2008, with an approximate grant date value of $70,000, which shares vest one year from the grant date. As new directors, Messrs. Baldwin, McGrath and Metviner received supplemental one-time grants in 2008 of restricted stock valued at $70,000, which also vest one year from the date of grant. Equity grants to directors are determined by the Compensation Committee, in consultation with the Corporate Governance Committee, as required by the Board's governance processes.

Non-employee directors who were elected to the Board prior to October 1997 also are eligible for certain retirement payments under the terms of a Board retirement plan that has since been replaced by the Director Plan. Under this predecessor plan, non-employee directors with at least five years of Board service who retire, resign or otherwise are not nominated for re-election are entitled to receive an annual payment equal to the annual Board retainer in effect on July 1, 1997 ($30,000 per year) for the number of years during which he or she served on the Board prior to October 31, 1997. As a result, no further benefits are accruing under this plan. In calculating a director's eligibility for benefits under this plan, partial years of service are rounded up to the nearest whole number. Retirement payments do not extend beyond the lifetime of the retiree and are contingent upon the retiree's remaining available for consultation with management and refraining from engaging in any activity in competition with Deluxe. Mr. Nachtsheim is the only current director eligible for benefits under this plan.

The following table summarizes the compensation earned by each non-employee director during 2008.

DIRECTOR COMPENSATION FOR 2008

Name	Fees Earned or Paid in Cash[1] ($)	Stock Awards[2] ($)	Option Awards[3] ($)	All Other Compensation[4] ($)	Total ($)
Ronald C. Baldwin	72,250	93,395	0	3,293	168,938
Charles A. Haggerty	71,750	62,668	663	1,977	137,058
Isaiah Harris, Jr.	66,500	62,668	663	1,977	131,808
Cheryl E. Mayberry McKissack	77,500	62,668	663	1,977	142,808
Don J. McGrath	64,250	93,395	0	3,293	160,938
Neil J. Metviner	64,250	93,395	0	3,293	160,938
Stephen P. Nachtsheim	166,500	62,668	663	1,977	231,808
Mary Ann O'Dwyer	78,000	62,668	663	1,977	143,308
Martyn R. Redgrave	86,500	62,668	663	1,977	151,808

1 Under the Non-Employee Director Stock and Deferral Plan (the "Director Plan"), directors may elect to receive their fees in the form of stock, including the right to defer such stock into restricted stock units. Any stock or stock units issued under the Director Plan are equal in value to the cash fees foregone by the director. As a result, amounts reflected are the total fees earned by the directors, including amounts elected to be received in the form of stock or restricted stock units.

2 Amounts in the table reflect dollar amounts recognized for Financial Statement reporting purposes for the fiscal year ended December 31, 2008, in accordance with FAS 123(R), with respect to restricted stock awards. Directors Baldwin, McGrath and Metviner received a restricted stock grant of 6,585 shares on April 30, 2008. These shares will vest one year from the date of grant. The grant date value of these awards was approximately $140,000, reflecting the $70,000 in value granted to all non-employed directors elected at the 2008 annual meeting, plus a supplemental $70,000 in value granted to them as new directors. Directors Haggerty, Harris, Mayberry McKissack, Nachtsheim, O'Dwyer, and Redgrave received a restricted stock grant of 3,293 shares on April 30, 2008. These shares will vest one year from date of grant, and the grant date value of these awards was approximately $70,000. As of December 31, 2008, the aggregate shares of restricted stock held by each non-employee director was as follows: for directors Baldwin, Metviner and McGrath, 6,585

shares; for directors Haggerty, Harris, Mayberry McKissack, Nachtsheim, O'Dwyer and Redgrave, 3,293 shares.

3 No options were granted to the non-employee directors in 2008. Amounts in the table reflect dollar amounts recognized for financial statement reporting purposes for the fiscal year ended December 31, 2008, in accordance with FAS 123(R), for options granted in prior years. As of December 31, 2008, the number of outstanding options held by each director was as follows: Charles A. Haggerty, 4,000; Isaiah Harris, Jr., 1,000; Cheryl E. Mayberry McKissack, 4,000; Stephen P. Nachtsheim, 6,000; Mary Ann O'Dwyer, 2,000, and Martyn R. Redgrave, 4,000. All outstanding options expire seven years from the grant date, vest in equal 1/3 increments on each anniversary of the grant date, and carry exercise prices equal to the closing price of the Company's common stock on the grant date.

4 Amounts reflect dividends paid in 2008 on unvested restricted stock awards.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Introduction

The following discussion should be read in conjunction with the various tables and accompanying narrative disclosure appearing in this proxy statement. Those tables and narrative provide more detailed information regarding the compensation and benefits awarded to, earned by, or paid to our Chief Executive Officer ("CEO") and the other executive officers named in the Summary Compensation Table appearing on page 32 (collectively, the "Named Executive Officers"), as well as the plans in which such officers are eligible to participate.

Executive Summary

As explained in greater detail below, Deluxe maintains a strong pay-for-performance philosophy, with annual incentive payments (i.e., bonuses) being linked to the financial performance of the Company. Needless to say, the financial crisis and resulting downturn in the economy in 2008 had a negative impact on most businesses, including Deluxe. While Deluxe was able to manage through the downturn, the Company did not achieve its revenue and operating income targets for the year and, therefore, no bonuses were paid to the Named Executive Officers.

As also discussed below, to properly balance Company management's focus between short-term financial performance and long-term growth, and to further align management's interests with those of the shareholders, a significant portion of each Executive's overall compensation is comprised of long-term incentives, which for the past several years have been in the form of stock options and performance accelerated restricted stock. Executives also are subject to stock ownership guidelines and sale restrictions which require them to achieve and maintain significant ownership positions in Deluxe stock. Given the significant deterioration of the stock markets in 2008 sparked by the financial crisis, and the resulting decline in the price of Deluxe stock, the accumulated value of this long-term incentive compensation has likewise deteriorated. In fact, at the end of 2008, all outstanding stock options were below their respective exercise prices.

In summary, while the compensation paid to the Named Executive Officers for 2008 clearly was aligned with the Company's financial performance, it also creates challenges for the Company as it seeks to retain key employees who have experienced a significant reduction in both short- and long-term compensation due, in large measure, to general economic and market conditions. Like many companies, therefore, balancing pay-for-performance with the need to recruit and retain key talent clearly has been an area of focus for the Company's Compensation Committee as it looks forward to 2009.

Compensation Objectives and Philosophy

Deluxe is committed to providing executive compensation that attracts, motivates and retains the best possible executive talent for the benefit of our shareholders, supports Deluxe's business objectives, and aligns the interests of the executive officers, including our Named Executive Officers, with the long-term interests of our shareholders. We believe these objectives are achieved by:

- Continually evaluating the competitiveness of our compensation programs relative to comparable organizations;
- Providing performance-based pay through annual incentive opportunities that are based on the achievement of specific business objectives (i.e., pay for performance);
- Providing equity-based incentives that promote the creation of long-term shareholder value;
- Delivering a significant portion of total compensation through performance-based pay linked to financial results and shareholder return; and
- Ensuring that the Named Executive Officers hold meaningful equity stakes in Deluxe.

Roles of Committee, Outside Compensation Advisors and Management in Compensation Decisions

The Deluxe compensation program is designed to align all components of pay opportunity (base pay, annual incentive pay, long-term incentive pay, and benefits) at or near the median of the market, for each component and as a whole, and reward performance that meets or exceeds performance goals that are established, reviewed and approved each year by the Compensation Committee of the Board of Directors (sometimes referred to in this section as the "Committee"). In arriving at the appropriate levels of pay and incentive opportunities, the Committee also considers both whether the structure of the program rewards reasonable risk-taking and the overall cost of the compensation program so as to achieve proper balance between the need to reward employees and to deliver returns to Deluxe's shareholders. Accordingly, the Committee annually reviews the proportion of operating income used to reward employee performance through incentive plan payments.

The Committee has responsibility for guiding our executive compensation philosophy and overseeing the design of executive compensation programs. The Committee also recommends the compensation to be paid to the CEO (with approval from the full Board of Directors) and reviews and approves the compensation paid to other executive officers. The Committee is composed entirely of "independent directors" as defined by the New York Stock Exchange corporate governance rules.

The Committee has engaged, and regularly meets with, an independent compensation consultant regarding executive compensation levels and practices. In 2008, the Committee completed a request-for-proposal process, reviewing many compensation consulting firms, and elected to continue to engage Watson Wyatt Worldwide, Inc. as its independent compensation consultant. Watson Wyatt has served as the Committee's independent consultant since 2001. This consultant is deemed independent in that it is selected by and reports directly to the Committee, and does not maintain any other business relationships or provide any other services to Deluxe that could pose a conflict of interest. The Committee also meets regularly with Watson Wyatt in executive session without management present and conducts an annual review of the consultant relationship.

Management supports the work of the Committee and its independent consultant by providing company information and data, as requested. Company executives also make recommendations with respect to incentive plan targets in the context of management's business and operational plans. At the request of the Committee the CEO attended each Committee meeting, met with the Committee and independent consultant as necessary to discuss business strategy, and also meets with the Committee annually to discuss each executive's individual performance and make recommendations on incentive awards and adjustments to base salary for those executives. The Board's non-employee directors evaluate the CEO each year and the Committee provides advice to the Board regarding the CEO's compensation based on that evaluation and current market data provided by the independent consultants.

Competitive Market Review

For 2008, the Committee commissioned Watson Wyatt to provide a competitive market review of Deluxe's executive compensation program in comparison to relevant benchmarks. The data presented by Watson Wyatt was used for analyzing the following: the nature, merits and recommended value of each pay component; the mix of base pay, annual incentive compensation, and long-term incentive values for the Named Executive Officers; and other benefit-related decisions. Based on the recommendation of its compensation consultant, the Committee reviewed two benchmarks for assessing executive pay at Deluxe: published survey data representing companies similar in size to Deluxe, and companies comprising the S&P Mid-Cap 400. The Committee endorsed the use of the S&P Mid-Cap 400 for executive pay analysis based on the fact that Deluxe is a member of the S&P Mid-Cap 400 index, together with its conclusion that this index is representative of companies similar to Deluxe in terms of market capitalization, revenue, and total assets. In addition to using the S&P Mid-Cap 400, market data is drawn from multiple published surveys of broader general industry practices, with a particular focus on industrial companies with revenues comparable to Deluxe. Three survey sources were combined to create the published survey benchmark. The three surveys were: 2008/2009 Watson Wyatt Top Management Survey; 2008 Mercer Executive Compensation Survey; and 2008 Towers Perrin Executive Compensation Survey. The S&P Mid-Cap 400 benchmark data is based on proxy statement disclosures for the index companies' Named Executive Officers, and the published surveys provide data for the Named Executive Officers and broader executive leadership team.

Executive Officer Compensation Program

In constructing an overall compensation program, the Committee balances those components that are fixed (such as salary and benefits) against components that are "at risk" and require the achievement of certain levels of performance. The Committee also strives for a balance between compensation tools that reward the executives for the achievement of short-term goals, while also focusing on the long-term growth of the Company. Compared to Deluxe's general employee population, the Committee believes that executives, including the Named Executive Officers, should have a greater percentage of their total compensation dependant upon reaching performance targets, a higher percentage of which is oriented toward long-term objectives rather than short-term performance. Each year the Committee reviews the form and amount of long-term incentive grants to ensure alignment with the Company's overall compensation philosophy and to reward attainment of Company goals.

Elements of Compensation

For 2008, the principal components of our executive compensation program consisted of the following:

- base salary;
- annual incentive plan;
- long-term equity incentives in the form of stock options and performance accelerated restricted stock;
- non-qualified deferred compensation plan;
- broad-based retirement plans; and
- cash allowance perquisite program.

Compensation Mix

The primary components of executive compensation (base salary, and performance-based pay in the form of annual incentives and long-term incentives) for our Named Executive Officers for 2008 were allocated, at targeted levels of performance, with a higher percentage of performance-based pay compared to base salary. The average target percentage of performance-based pay for the Named Executive Officers is 66% of total compensation, with a higher percentage for the CEO and a lower percentage for the Vice Presidents. Of the total performance-based compensation for the Named Executive Officers, approximately 65% is targeted to be long-term compensation as opposed to annual compensation. Pay practices for the Named Executive Officers emphasize pay for performance and a longer term focus than pay practices for the general employee population.

The Company uses pay-for-performance principles throughout its pay practices. Adjustments in base pay are linked to performance through the annual performance evaluation process with salary increase guidelines structured to provide higher base pay increases for those who achieve higher than satisfactory performance ratings and lower increases, if any, for those who perform at a satisfactory level or below. The annual incentive plan is similarly structured with an opportunity to earn a higher payout for performance above target and lower payouts, if any, for performance at less than target. The 2008 long-term incentive program also used pay-for-performance principles aligned to share price appreciation, particularly with respect to stock options. In addition, our Named Executive Officers are subject to stock ownership and sale guidelines, which restrict their ability to realize value from their equity awards unless they have achieved their ownership targets.

Risk management is an important factor in designing incentive programs. While the design of the compensation program is significantly performance-based, we do not believe it encourages excessive risk-taking. We believe the combination of compensation elements in the program provides the Named Executive Officers with the appropriate incentives to create long-term value for shareholders while taking thoughtful and prudent risks to grow the value of the Company. In 2008, the annual incentive plan used operating income and revenue targets, with a minimum operating income threshold that must be achieved before any payout under the plan can be awarded. Each year the Board of Directors reviews the operating plan that forms the basis for the financial performance factors incorporated into the variable compensation plans. This review by the entire Board helps reinforce an appropriate level of risk-taking in the design of the program.

Base Salaries

The Committee annually reviews the base salaries of Deluxe's Named Executive Officers. The CEO makes recommendations for changes to base salaries based on each executive's individual performance and the market data presented by the Committee's independent compensation consultants. The Committee performs the same analysis with respect to the CEO's salary. During 2008, base salaries of our executive officers generally were set at or near the median of salaries paid to executive officers of the S&P Mid-Cap 400 companies in similar positions. Deviations from the median can be the result of experience in the position, individual performance exceeding or falling short of expectations, or the individual's scope of responsibilities. For 2008, the average base salary increase for the Named Executive Officers was 5%, including a promotional increase provided to Mr. Morefield upon his being named a Senior Vice President. The actual change for each Named Executive Officer is illustrated in the Summary Compensation Table.

Annual Incentive Plan

Named Executive Officers and other officers and management employees selected by the Committee participate in the Deluxe Corporation Annual Incentive Plan (the "Annual Incentive Plan"), which was approved by our shareholders in 2008. The 2008 target amounts approved by the Committee under the Annual Incentive Plan were intended to provide annual cash compensation (i.e., base salary plus bonus) approximating the median of the cash compensation offered to executive officers in similar positions. Bonuses earned may exceed the target amount if performance goals are exceeded, and are less than the target amount if the performance goals are not fully attained, with no bonus payouts if Deluxe's performance is below certain minimum thresholds. Although the Committee retains the discretion to adjust payouts under the Annual Incentive Plan, in accordance with Section 162(m) of the

Internal Revenue Code ("Section 162(m)"), the Committee may not increase the payouts to the CEO and other Named Executive Officers under the Annual Incentive Plan. To promote stock ownership by the Named Executive Officers and other participants and further align their interests with those of our shareholders, participants may choose to receive up to 100 percent of their Annual Incentive Plan payout in restricted stock units, in which case the Company will provide a 50 percent match on the amounts so elected to be received in restricted stock units. The restricted stock units vest on the second anniversary of the date of the grant. We believe the 50% match and two-year vesting period encourages executive stock ownership and employee retention.

2008 Performance Measures and Objectives

For the Named Executive Officers, the two performance factors that were considered in determining incentive compensation for 2008 under the Annual Incentive Plan were consolidated revenue and adjusted operating income. "Adjusted operating income" is based on operating income as publicly reported by the Company in its consolidated financial statements, but includes pre-defined adjustments (as permitted by Section 162(m)) to eliminate the effects of items outside the control of management that may create a windfall or shortfall in attainment of operating income targets, such as the adoption of new accounting principles, asset impairments, mergers and acquisitions, restructuring charges, etc. As indicated above, the Committee also retains discretion to make other adjustments to these calculations, provided such adjustments do not result in any increase to amounts payable to the Named Executive Officers. We believe revenue and operating income are critical drivers of our strategy to achieve profitable and sustainable growth, and thereby create long-term value for our shareholders. Each component was weighted equally, with target performance set in line with the Company's annual operating plan ("AOP") targets. These AOP targets also served as the basis for the financial performance expectations communicated publicly at the beginning of the year.

In establishing the metrics and payout scales under the Annual Incentive Plan, although revenue and operating income are weighted equally, the minimum threshold of adjusted operating income must be achieved before any incentive can be paid out. We believe this minimum threshold is an effective check on imprudent risk-taking, in that it ensures that the revenue growth achieved by the Company is profitable. Operating income and revenue targets for the Annual Incentive Plan in 2008 had been set at aggressive but realistic levels, and required year-over-year operating income growth to achieve the targeted payout levels. The 2008 operating income performance target of $301 million was an approximately 14 percent improvement in operating income over the 2007 actual adjusted operating income of $264 million. The payout scale for the adjusted operating income and revenue components of the plan were revised in 2008, which resulted in higher minimum thresholds for both components. The threshold for adjusted operating income increased from the 2007 level of 80 percent of target to 90 percent in 2008, and similarly, the minimum threshold for revenue increased from 95 percent to 98 percent of target in 2008.

Performance Level	**Adjusted Operating Income (50%)**	**Revenue (50%)**	**Percent of Target Award (%)**
Maximum	110% of plan	103% of plan	200
Target	Operating Income plan	Revenue plan	100
Threshold	90% of plan	98% of plan	50
Below Threshold			0

Actual award payments
As indicated in the table below, Deluxe's actual performance in 2008 did not meet the minimum thresholds for either adjusted operating income or revenue.

Measures **(Millions)**	**Target ($)**	**Actual ($)**	**Weighting (%)**	**Payout Percent (% of target)**
Adjusted Operating Income	301.4	247.6	50	0
Revenue	1,583.3	1,468.7	50	0
Blended Payout Percentage				0

As a result, no annual incentive award payments were made to the Named Executive Officers for 2008.

Long-Term Incentive Compensation

After analyzing a variety of approaches for delivering long-term incentive value to the Named Executive Officers and other key employees who participate in the Company's long-term incentive program, beginning in 2006 the Committee endorsed a strategy that employs a combination of stock options and performance accelerated restricted stock. Given that operating cash flow is viewed by the Company as another key financial performance metric, the partial vesting accelerator used in these restricted stock grants is a threshold measure of operating cash flow. Named Executive Officers, together with other designated key employees, received grants of stock options and performance accelerated restricted stock in 2008. The Company believes this strategy achieves several critical objectives, including:

- Supporting and rewarding the achievement of Deluxe's long-term business strategy and objectives;
- Encouraging decisions and behavior that will increase shareholder value;
- Reinforcing the pay-for-performance orientation of the overall executive compensation program;
- Allowing Deluxe to attract and retain key executive talent by providing competitive incentive and total compensation opportunities; and
- Promoting share ownership and facilitating achievement of the ownership guidelines.

The target value of the long-term incentive compensation for 2008 approximated the median of the long-term incentive compensation provided to executive officers in the S&P Mid-Cap 400 group of companies where such comparisons were possible and otherwise relied on the median reported in published surveys. All long-term incentive awards to Named Executive Officers and other key employees are granted on the same date, with the exception of awards made in conjunction with an individual's promotion or hire into the Company or as necessary to facilitate broader retention of key employees. For 2008, the grant date for the equity awards coincided with the regularly scheduled February Compensation Committee meeting. The timing of the annual grants also aligns with the employee performance evaluation process and is outside any regular stock trading blackout period. The exercise price of all 2008 option grants is the closing price of Deluxe stock on the grant date.

For 2008, the long-term incentive value was divided equally between stock options and performance accelerated restricted stock. The 50 percent delivered in stock options vests in three equal annual installments beginning on the first anniversary of the grant date and focuses the executives on share price appreciation. The remainder of the long-term incentive value is delivered in performance accelerated restricted stock. The performance accelerated restricted stock vests three years from the grant date, but vesting on 50 percent of the stock can be accelerated to the first anniversary of the grant date, based on achievement of a threshold level of operating cash flow. The performance accelerated restricted stock focuses the executive on making decisions that deliver cash flows, otherwise supports long-term shareholder value through stock price appreciation, and encourages stock ownership. The Company did not achieve the minimum cash flow target in 2008, and as a result, no accelerated vesting occurred.

Both the stock options and performance accelerated restricted stock awards granted in 2008 contain "clawback" provisions requiring forfeiture if the recipient's employment is terminated for cause or if the recipient engages in certain activity against the Company's interests after termination. Stock options awarded under the long-term incentive program in 2009 contain similar forfeiture provisions.

For the 2009 plan year, the long-term incentive program will consist of stock options and a cash performance plan. Approximately 40 percent of the targeted long-term incentive value will be delivered in stock options that vest in three equal installments beginning on the first anniversary of the grant date (i.e., similar to options granted in the past). The remainder of the long-term incentive value for 2009 will be delivered in a cash performance plan, as opposed to restricted stock. A primary reason for moving to a cash performance plan was to help manage share usage and dilution, given that a greater number of shares would be required to deliver the same value as a result of currently depressed stock prices. Although the check business continues to be a major component of our business in which we continue to invest, it is a declining market. To off-set the check business decline, the Company also must focus on increasing non-check revenue. The 2009 cash performance plan will employ a two-year performance period, and will measure the non-check revenue as a percentage of total revenue combined with a threshold measure of profitability before any amount over the minimum award can be earned. Awards under this plan will be paid-out on the third anniversary of the commencement of the performance period, with an opportunity to pay 50 percent of the award at the second anniversary if the non-check revenue percentage is at or above target performance. In order to ensure that this program provides a retention incentive, a minimum payout equal to 75 percent of the targeted value of each participant's award will be made to each award recipient who remains employed with the Company for the three-year period. As indicated in the Executive Summary, retention of key talent is viewed by the Committee as an important issue in light of the significant deterioration in value of outstanding long-term incentive awards, and the Committee determined that this minimum payout threshold is necessary and appropriate, particularly in light of the fact that this program is replacing the time-vested restricted stock grants used in prior years.

Deferred Compensation Plan

Deluxe maintains a deferred compensation plan under which Named Executive Officers and other key employees may choose to defer up to 100 percent of base salary (less applicable deductions) and up to 50 percent of any bonus payout into multiple investment options. The investment options match, or are similar to, the investment options available to employees in the Company's broad-based retirement plans. In 2008, the deferred compensation plan was restated, and all other plans and agreements containing deferred compensation elements were amended or otherwise modified, to comply with the requirements of Internal Revenue Code Sections 409A.

Retirement Program

The Named Executive Officers are eligible to participate in the same qualified retirement plans available to most employees. The program consists of three components, including a defined contribution pension plan, an annual profit sharing plan (under which contributions, if any, are based on Deluxe's performance), and a 401(k) plan. The retirement program is regularly benchmarked against companies that are in businesses similar to Deluxe and/or are located in geographic areas from which we recruit talent to ensure that it is competitive in the market. The incremental value of benefits provided to the Named Executive Officers under this program is included in the All Other Compensation column of the Summary Compensation Table.

Deluxe also has a non-qualified defined contribution plan which restores benefits lost under the foregoing qualified plans due to Internal Revenue Code limits, also known as an ERISA excess plan. Contributions for the Named Executive Officers under this plan for 2008 are also reflected in the All Other Compensation column of the Summary Compensation Table.

Cash Allowance Perquisite Program

In 2008, all Named Executive Officers, with the exception of Mr. Schram, participated in the executive officer Personal Choice Program. The Personal Choice Program provides a fixed cash allowance to participating Named Executive Officers in lieu of any other perquisites. The quarterly cash allowance of $7,500 for Senior Vice Presidents and $5,000 for Vice Presidents on the Executive Leadership Team is intended to cover personal expenses typically incurred by executives as a result of their positions (such as financial and tax planning, vehicle mileage, etc.). As with the other compensation components, this program is compared to market benchmarks of other perquisite programs on an annual basis. The Company chose this program as being more flexible for the executives, less administratively burdensome, and less costly to the organization because there are no tax gross-ups on the amounts provided under this program.

Stock Ownership Guidelines

Deluxe has established stock ownership guidelines for its executive officers and independent Board members, and the Compensation Committee regularly reviews each executive officer's and director's progress toward attaining his or her ownership target. The current target for the CEO is five times annual base salary, for all senior vice presidents is two times annual base salary and for vice presidents who are members of the executive leadership team is one and one-half times annual base salary. The guidelines call for the targeted level of ownership to be achieved within five years of the later of the date the ownership guidelines were implemented, or the time the individual becomes an executive officer. For purposes of calculating an executive's stock ownership under these guidelines, stock options are not included. While restricted shares and restricted stock units convertible into shares are included, only 60 percent of their value is counted toward the ownership target prior to vesting, based on the rationale that approximately 40 percent of such shares or units will be withheld or surrendered by the executive upon vesting to cover taxes. As a result of the stock market deterioration in 2008, the value of each executive's stock ownership was severely impacted. In light of these economic developments, and the fact that all executives continued to increase their actual share ownership in 2008, the Committee determined that the executives were continuing toward their ownership targets at an appropriate pace, and will review their progress again in 2009.

In addition to the stock ownership guidelines, executive officers and directors are subject to share retention and holding period requirements. Under this policy, individuals who have not achieved their ownership targets must retain 75 percent of the net shares (i.e., shares remaining after exercise costs and applicable taxes are covered) upon the exercise of stock options and vesting of other equity awards, and are required to hold the shares until the ownership targets are met. The Company also maintains a general policy against transactions by directors and executive officers intended to hedge the economic risk of ownership in Deluxe stock, and requires any such hedging transactions to be pre-approved by the Board's Corporate Governance Committee.

Severance, Retention and Change of Control Arrangements

Deluxe maintains severance arrangements or agreements with each of its Named Executive Officers (collectively "arrangements"). The arrangements are intended to facilitate the executives' attention to the affairs of Deluxe and to recognize their key role within the Company. If their employment is terminated without "cause" by Deluxe or by the executive with "good reason," he or she is eligible to receive severance benefits. The Severance Calculation table appearing later in this proxy statement, together with the accompanying narrative to that table, explains in detail the benefits provided under these arrangements and the circumstances under which a Named Executive Officer would be eligible for severance benefits. Receipt of these benefits is conditioned upon the Named Executive Officer entering into a release and agreeing to maintain the confidentiality of Company confidential information for a period of two years after their termination. Mr. Schram's employment agreement also requires that for two years after he ceases to be employed by Deluxe, he will not engage in any business that competes with Deluxe, will not hire any employee or induce an employee to provide confidential information to a third party, and will not induce any customer or supplier to stop doing business with the Company.

The Company also maintains retention agreements ("Retention Agreements") with Mr. Schram and the Named Executive Officers that are designed to ensure that Deluxe will receive the continued service of the Executive in the event of a change of control, by reducing the distraction that could be caused by personal uncertainty about their compensation and benefits under those circumstances. These Retention Agreements are addressed in greater detail in the narrative accompanying the Change of Control Calculations table appearing later in this proxy statement. Generally speaking, however, these Retention Agreements provide incentives for the Named Executive Officer to remain with Deluxe through a change of control, and provide certain benefits in the event the Named Executive Officer's employment is negatively impacted as a result of, or following, a change of control. In other words, benefits are not paid out automatically upon a change of control, but only if the Named Executive Officer's employment is negatively affected (i.e., a double trigger). Moreover, the severance arrangements described above do not apply if the Named Executive Officer's employment is terminated following a change of control under circumstances that would entitle them to receive benefits under the Retention Agreements. Named Executive Officers whose employment with the Company continued at the end of 2008 also entered into an Addendum to the arrangements and Retention Agreements to ensure compliance with Internal Revenue Code Section 409A.

The terms of these Retention Agreements and severance arrangements, including the Section 409A addendum, are addressed in the narrative accompanying the Severance and Change of Control Calculations tables appearing later in this proxy statement.

2008 Executive Officer Transitions

As Deluxe continued to execute its growth strategies in 2008, various organizations within the Company continued to be realigned to support those strategies, and the roles and responsibilities of many key management positions, including those at the Executive Leadership Team level, were redefined. As part of these changes, two former executive officers, Luann Widener and Leanne Branham, transitioned out of the Company in 2008 and became entitled to receive benefits under the severance arrangements discussed above. The accrued value of these benefits is reflected in the "All Other Compensation" column of the Summery Compensation Table appearing later in the proxy statement. These executives' separation from service also resulted in the vesting of various equity awards previously granted to the executives during their tenure at Deluxe, which likewise are reflected in Summary Compensation Table.

Compliance with Section 162(m) of the Internal Revenue Code

Section 162(m) of the Internal Revenue Code limits the deductibility of compensation in excess of $1 million paid to certain executive officers, unless such compensation qualifies as "performance-based compensation." Among other things, in order to be deemed performance-based compensation for Section 162(m) purposes, the compensation must be based on the achievement of pre-established, objective performance criteria and must be pursuant to a plan that has been approved by Deluxe's shareholders. With the exception of a portion of the compensation paid to Mr. Schram, which includes the vesting of certain one-time awards and benefits included in his 2006 hiring package and equity awards that do not qualify as performance-based compensation, we expect that all compensation paid in 2008 to the executive officers under the plans and programs described above will qualify for deductibility, either because the compensation is below the threshold for non-deductibility provided in Section 162(m) or because the payment of such compensation complies with the performance-based compensation provisions of Section 162(m).

The Company believes that it is important to continue to be able to take all available tax deductions with respect to the compensation paid to its executive officers, and has taken such actions as may be necessary to continue to qualify significant portions of executive compensation as performance-based under Section 162(m).

Compensation Committee Report

The Compensation Committee has reviewed and discussed with management the foregoing Compensation Discussion and Analysis. Based on our review and discussion with management, we have recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and be incorporated by reference into Deluxe Corporation's Annual Report on Form 10-K for the year ending December 31, 2008.

MEMBERS OF THE COMPENSATION COMMITTEE

Charles A. Haggerty, Chair
Don J. McGrath
Neil J. Metviner
Stephen P. Nachtsheim

Executive Compensation Tables

The Summary Compensation Table, Other Compensation Supplemental Table, and Grants of Plan-Based Awards Table presented on the following pages summarize the total compensation paid to or earned by (i) each of the individuals who served as Deluxe's Chief Executive Officer or Chief Financial Officer during any part of 2008, (ii) the next three most highly compensated individuals serving as executive officers at the end of the year, and (iii) two former executive officers who would have been among the three most highly compensated officers in 2008 but for the fact that they were no longer employed by Deluxe at year-end (collectively, the "Named Executive Officers"). The following narrative is provided to help you understand the information presented in those tables.

In accordance with the employment agreement executed at the time of his hiring, and to replace forfeited compensation earned at his previous employer, Mr. Schram was granted 59,575 shares of restricted stock on May 1, 2006, the date he commenced his employment with the Company. Fifty percent of the grant vested on May 1, 2007, and the remaining 50 percent vested on May 1, 2008. Therefore, a portion of this hire grant is reflected in Mr. Schram's 2008 stock award compensation appearing in the Summary Compensation Table.

The base salaries of Named Executive Officers were generally set at or near the median for executive officers of the S&P Mid-Cap 400 companies in similar positions. The Named Executive Officers participate in the Company's Annual Incentive Plan, under which bonuses can be earned based on pre-established performance criteria. For 2008, these criteria included adjusted operating income and revenue. As discussed in the Compensation Discussion and Analysis section of this proxy statement, the performance criteria were not met in 2008 and no incentive plan payment was awarded.

All of the Named Executive Officers participate in a long-term incentive compensation program, pursuant to which they were awarded stock options and performance accelerated restricted stock in 2008. The target value of the program approximates the median of long-term incentive compensation provided to executive officers in the S&P Mid-Cap 400 group of companies. The awards to Named Executive Officers under the program were granted on the same day as awards to all eligible employees. The exercise price for each option grant is the closing price of Deluxe's stock on the grant date. The options vest annually in one-third increments, and performance accelerated restricted stock awards vest after three years, except that 50 percent of the performance accelerated stock awards could vest within one year if a 2008 cash flow target were achieved. The cash flow target was not met and acceleration did not occur. Dividend or dividend equivalents for these equity-related awards are paid at the same rate and time as regularly scheduled dividends, although no dividend equivalents are paid on options.

The Named Executive Officers, other than the CEO, also participate in a program that provides a quarterly cash allowance for personal expenses typically incurred by executives, and was discussed previously in the Compensation Discussion and Analysis section of this proxy statement.

SUMMARY COMPENSATION TABLE

Name	Year	Salary ($)	Bonus[1] ($)	Stock Awards[2] ($)	Option Awards[3] ($)	Non-Equity Incentive Plan Compensation[4] ($)	All Other Compensation[5] ($)	Total ($)
Lee J. Schram[6] Chief Executive Officer	2008 2007 2006	780,000 745,000 483,333	0 0 541,667	526,667 2,673,387 606,631	788,418 582,814 152,992	0 0 0	164,942 121,249 146,768	2,260,027 4,122,450 1,931,391
Richard S. Greene[7] Sr. Vice President & Chief Financial Officer	2008 2007 2006	364,167 354,167 87,500	0 0 0	148,200 203,142 12,500	167,292 105,575 0	0 230,739 10,938	74,958 127,083 5,197	754,617 1,020,706 116,135
Anthony C. Scarfone Sr. Vice President, General Counsel & Secretary	2008 2007 2006	332,500 320,000 290,000	0 0 0	122,205 404,116 203,799	170,614 132,793 53,688	0 145,962 36,250	71,538 85,026 68,927	696,857 1,087,897 652,664
Terry D. Peterson Vice President & Chief Accounting Officer	2008 2007 2006	294,873 282,200 240,158	0 0 0	59,730 152,426 95,983	64,684 47,917 16,471	0 147,083 24,016	49,273 53,447 42,880	468,560 683,073 419,508
Thomas L. Morefield[8] Sr. Vice President, Financial Services	2008	263,958	0	44,392	57,141	0	36,847	402,338
Luann E. Widener[9] Retired Sr. Vice President & President – Financial Services & Small Business Segments	2008 2007 2006	294,833 345,000 304,948	0 0 0	308,033 561,019 194,808	431,098 149,588 61,485	0 56,211 38,119	628,646 80,739 67,718	1,662,610 1,192,557 667,078
Leanne E. Branham[10] Former Vice President of Fulfillment	2008	97,254	0	20,561	142,682	0	424,812	685,309

1 Mr. Schram's 2006 bonus payment included a guaranteed bonus of $241,667 (representing 50 percent of his target bonus eligibility for the year), and a signing bonus of $300,000, both of which payments were provided for in his employment agreement dated April 10, 2006.

2 The amounts in this column reflect the dollar amount recognized for financial statement reporting purposes for the fiscal years ended December 31, 2006, 2007 and 2008 in accordance with SFAS 123(R), of awards (excluding estimated forfeitures) under the long-term incentive program, and thus may include amounts attributable to awards granted prior to the reported years. Assumptions used in the calculation of these amounts are included in Note 10 to the Company's Consolidated Financial Statements filed as part of the Company's Annual Report on Form 10-K for the year ended December 31, 2008. As described in the Compensation Discussion and Analysis section of this proxy statement, in addition to restricted stock awards issued under the Company's long-term incentive program, recipients of awards under the Annual Incentive Plan (AIP) may elect to receive all or a portion of their incentive compensation in the form of restricted stock units. If an election is made to receive restricted stock units, the amount of the cash foregone is increased (or matched) at a rate established by the Compensation Committee in determining the number of units awarded, and the SFAS 123(R) expense attributable to these stock units is reflected in this column. For 2007, the only year in this table for which there was an AIP award, the match rate was 50%. For awards earned during 2007,

restricted stock units were granted on January 22, 2008 in lieu of cash compensation as follows: 56,945 units ($1,456,084) to Mr. Schram; 9,889 units ($252,862) to Ms Widener; and 3,668 units ($93,791) to Mr. Scarfone. The 2007 SFAS 123(R) expense for these awards also is listed in this column and the restricted stock units received by such persons is based on the closing price of the Company's common stock on the date of grant of such units ($25.57 on January 22, 2008). The portion of their AIP compensation paid in cash, if any, is listed in the "Non-Equity Incentive Plan Compensation" column.

3 The amounts in this column reflect the dollar amount recognized for financial statement reporting purposes for the fiscal years ended December 31, 2006, 2007, and 2008 in accordance with SFAS 123(R), of awards (excluding estimated forfeitures) under the long-term incentive program, and thus may include amounts attributable to awards granted prior to the reported years. Assumptions used in the calculation of these amounts are included in Note 10 to the Company's Consolidated Financial Statements filed as part of the Company's Annual Report on Form 10-K for the year ended December 31, 2008.

4 The amounts listed in this column for 2007 reflect cash amounts paid to the Named Executive Officers under the AIP. There was no such award for 2008. As described in the Compensation Discussion and Analysis section and note 2 to this table, recipients of awards under the AIP may elect to receive all or a portion of their incentive compensation in the form of restricted stock units. If an election is made to receive restricted stock units, the amount of the cash foregone is increased (or matched) at a rate established by the Compensation Committee in determining the number of units awarded. The 2007 SFAS 123(R) expense attributable to awards taken as restricted stock units is listed in the "Stock Awards" column, while the portion of AIP compensation paid in cash is listed in this column. The threshold, target, and maximum values for the AIP, including the 50% match percentage based on the individual elections made by each Named Executive Officer prior to the start of the 2008 performance plan period, are listed on the table titled "Grants of Plan-Based Awards in 2008." The amounts listed in this column for 2006 reflect the dollar amounts paid to the Named Executive Officers for achievement of the operating income performance metric established under the 2006 Supplemental Performance Program.

5 A detailed description of the amounts listed in this column is contained in the "Other Compensation Supplemental Table" immediately following this table.

6 Mr. Schram commenced his employment with Deluxe on May 1, 2006.

7 Mr. Greene commenced his employment with Deluxe on October 2, 2006.

8 Mr. Morefield was promoted to Senior Vice President, Financial Services, on September 3, 2008, and subsequently was designated an executive officer on October 22, 2008.

9 Ms. Widener retired from Deluxe on October 31, 2008. Ms. Widener is fully vested in all her outstanding awards as of October 31, 2008.

10 Ms. Branham resigned from Deluxe on May 23, 2008. As a result of her resignation, Ms. Branham forfeited a pro-rata portion of unvested shares based upon the time remaining before the shares would vest. Amounts shown include SFAS 123(R) expense related to her vested awards.

OTHER COMPENSATION SUPPLEMENTAL TABLE

Name	Perks and Other Personal Benefits[1] ($)	Tax Reimbursement ($)	Payments/ Accruals on Termination Plans[2] ($)	Company Contributions to Defined Contribution Plans ($)	Dividends or Earnings on Stock or Option Awards[3] ($)	Other[4] ($)	Total ($)
Lee J. Schram	0	0	0	16,100	126,842	22,000	164,942
Richard S. Greene	30,000	0	0	16,100	14,265	14,593	74,958
Anthony C. Scarfone	30,000	0	0	16,100	15,500	9,938	71,538
Terry D. Peterson	20,000	0	0	16,100	4,695	8,478	49,273
Thomas L. Morefield	10,000	0	0	16,100	4,454	6,293	36,847
Luann E. Widener	25,000	0	534,783	16,100	18,004	34,759	628,646
Leanne E. Branham	10,000	0	393,248	4,746	2,063	14,755	424,812

1 Amounts include Personal Choice Program cash allowances. There is no tax gross-up for the Personal Choice Program.

2 Amounts include payments and benefits accrued under the severance arrangements discussed in the "2008 Executive Officer Transitions" section appearing on page 30 of this proxy.

3 Amounts reflect dividends and dividend equivalents paid on restricted stock and restricted stock units, respectively. Dividend equivalents are paid at the same rate and at the same time as regularly declared dividends.

4 Amounts listed are ERISA excess and benefit plan equivalent amounts. The amount for Ms. Widener also includes a Paid Time Off accrual balance of $29,917. The amount for Ms. Branham reflects a Paid Time Off balance of $14,755.

GRANTS OF PLAN-BASED AWARDS IN 2008

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Possible Payouts Under Equity Incentive Plan Awards[1]			All Other Stock Awards: Number of Shares of Stock or Units (#)[2]	All Other Option Awards: Number of Securities Under-lying Options[3] (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards[4] ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold ($)	Target ($)	Maximum ($)				
Lee J. Schram	2/20/08	--	--	--	585,000	1,170,000	2,340,000	26,400	117,400	22.52	579,957 594,528
Richard S. Greene	2/20/08	91,042	182,084	364,169	--	--	--	7,900	35,200	22.52	173,888 177,908
Anthony C. Scarfone	2/20/08	62,344	124,688	249,376	31,172	62,344	124,688	6,100	27,400	22.52	135,356 137,372
Terry D. Peterson	2/20/08	11,795	23,590	47,180	70,770	141,539	283,078	2,600	11,700	22.52	57,798 58,552
Thomas L. Morefield	2/20/08[5]	58,463	116,926	233,852	--	--	--	2,100	9,300	22.52	45,942 47,292
								1,400	5,700	17.35	25,536 24,290
Luann E. Widener	2/20/08[6]	--	--	--	--	--	--	7,000	31,300	22.52	154,622 157,640
Leanne E. Branham	2/20/08[7]	--	--	--	--	--	--	2,600	11,700	22.52	57,709 58,552

1 There were no actual payouts for 2008 under the Annual Incentive Plan (AIP). The amounts listed here reflect the potential payouts under the AIP for 2008 at the time the performance targets were established, based on each Named Executive Officer's election to receive any such payout in cash (i.e., non-equity), restricted stock units (i.e., equity), or a combination of the two. Amounts reported in the Equity Incentive column include the 50% match that would have been provided on any portion of the AIP payout elected to be received in the form of restricted stock units. Restricted stock units vest on the second anniversary of the grant date.

2 The numbers represent performance accelerated restricted stock awards that vest on the third anniversary of the award date. The restricted stock award agreements provided that 50 percent of the shares would vest on the first anniversary if the Company achieved a 2008 cash flow performance threshold. The performance threshold was not achieved, so no partial vesting occurred.

3 Stock options have seven-year terms and vest 33-1/3 percent per year over three years. The exercise price of all options is the closing price of the Company's stock on the grant date.

4 The grant date fair value of options is based on the stock price at the time of grant multiplied by the Black-Scholes value. The Black-Scholes value on February 20, 2008 was $4.94 per option. The Black-Scholes value on September 3, 2008 was $4.48 per option.

5 Mr. Morefield's grant of 1,400 shares of restricted stock and 5,700 options occurred on September 3, 2008. All other grants occurred on February 20, 2008.

6 Ms. Widener retired from Deluxe on October 31, 2008 and, as a result, became ineligible to receive any payout under the AIP.

7 Ms. Branham resigned from Deluxe on May 23, 2008 and, as a result, became ineligible to receive any payout under the AIP.

OUTSTANDING EQUITY AWARDS AT 2008 FISCAL YEAR-END

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock Held That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested [1] ($)
Lee J. Schram		117,400[2]	22.52	02/20/2015		
					56,945[3]	851,897
					26,400[4]	394,944
	64,400	128,800[5]	32.65	02/13/2014		
					13,450[6]	201,212
					2,000[7]	29,920
	121,333	60,667[8]	23.50	05/01/2013		
					27,200[9]	406,912
Richard S. Greene		35,200[10]	22.52	02/20/2015		
					7,900[11]	118,184
	19,300	38,600[12]	32.65	02/13/2014		
					4,000[13]	59,840
Anthony C. Scarfone		27,400[14]	22.52	02/20/2013		
					3,668[15]	54,873
					6,100[16]	91,256
	15,000	30,000[17]	32.65	02/13/2014		
					3,100[18]	46,376
	17,400	8,700[19]	26.58	02/14/2013		
					3,900[20]	58,344
	4,800		39.63	04/27/2012		
	4,800		42.35	05/4/2011		
	30,000		38.54	03/10/2010		
	25,925		16.42	10/26/2010		
	30,000		47.67	03/14/2009		
Terry D. Peterson		11,700[21]	22.52	02/20/2015		
					2,600[22]	38,896
	5,134	10,266[23]	32.65	02/13/2014		
					1,050[24]	15,708
	7,200	3,600[25]	26.58	02/14/2013		
					1,600[26]	23,936
	2,150		39.63	03/27/2012		
Thomas L. Morefield		5,700[27]	17.35	09/03/2015		
					1,400[28]	20,944
		9,300[29]	22.52	02/20/2015		
					2,100[30]	31,416
	4,067	8,133[31]	32.65	02/13/2014		
					850[32]	12,716
	3,600	3,600[33]	26.58	02/14/2013		
	1,530		39.63	04/27/2012	1,600[34]	23,936
	800		42,35	05/04/2011		
	4,500		38.54	03/10/2010		
	3,750		47.67	03/14/2009		

OUTSTANDING EQUITY AWARDS AT 2008 FISCAL YEAR-END (cont.)

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock Held That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested [1] ($)
Luann E. Widener	31,300		22.52	10/31/2011		
	51,500		32.65	10/31/2011		
	11,600		26.58	10/31/2011		
	10,133		24.99	10/31/2011		
	4,000		39.63	10/31/2011		
	2,870		42.35	05/04/2011		
	10,000		38.54	03/10/2010		
	10,000		47.67	03/14/2009		

1 Based on the closing price of Deluxe common stock on December 31, 2008 ($14.96 per share).

Lee J. Schram: 2- Stock options granted on 2/20/08 vest in three equal installments on 2/20/09, 2/20/10 and 2/20/11. **3-** Restricted stock units granted on 1/22/08 vest on 1/22/10. **4**- Performance Accelerated Restricted Stock ("PARS") granted on 2/20/08 vest on 2/20/11. **5**- Stock options granted on 2/13/07 vest in two equal installments on 2/13/09, and 2/13/10. **6**- PARS granted on 2/13/07 vest on 2/13/10. **7**- Restricted stock granted on 2/13/07 vest on 2/13/09. **8**- Stock options granted on 5/1/06 with the final installment vesting on 5/1/09. **9**- PARS granted on 5/1/06 vest on 5/1/09.

Richard S. Greene: 10- Stock options granted on 2/20/08 vest in three equal installments on 2/20/09, 2/20/10 and 2/20/11. **11**- PARS granted on 2/20/08 vest on 2/20/11. **12**- Stock options granted on 2/13/07 vest in two equal installments on 2/13/09 and 2/13/10. **13**- PARS granted on 2/13/07 vest on 2/13/10.

Anthony C. Scarfone: 14- Stock options granted on 2/20/08 vest in three equal installments on 2/20/09, 2/20/10 and 2/20/11. **15**- PARS granted on 2/20/08 vest on 2/20/11. **16**– Restricted stock units granted on 1/22/08 vest on 1/22/10. **17**- Stock options granted on 2/13/07 vest in two equal installments on 2/13/09 and 2/13/10. **18**- PARS granted on 2/13/07 vest on 2/13/10. **19**- Stock options granted on 2/14/06 with the final installment vesting on 2/14/09. **20**- PARS granted on 2/14/06 vest on 2/14/09.

Terry D. Peterson: 21- Stock options granted on 2/20/08 vest in three equal installments on 2/20/09, 2/20/10 and 2/20/11. **22** - PARS granted on 2/20/08 vest on 2/20/11. **23** - Stock options granted on 2/13/07 vest in two equal installments on 2/13/09 and 2/13/10. **24** - PARS granted on 2/13/07 vest on 2/13/10. **25**- Stock options granted on 2/14/06 with the final installment vesting on 2/14/09. **26**- PARS granted on 2/14/06 vest on 2/14/09.

Thomas L. Morefield: 27- Stock options granted on 9/3/08 vest in three equal installments on 9/3/09, 9/3/10 and 9/3/11. **28**- PARS granted on 9/3/08 vest on 9/3/11. **29**- Stock options granted on 2/20/08 vest in three equal installments on 2/20/09, 2/20/10 and 2/20/11. **30-** PARS granted on 2/20/08 vest on 2/20/11. **31-** Stock options granted on 2/13/07 vest in two equal installments on 2/13/09 and 2/13/10. **32**- PARS granted on 2/13/07 vest on 2/13/10. **33**- Stock options granted on 2/14/06 with the final installment vesting on 2/14/09. **34**- PARS granted on 2/14/06 vest on 2/14/09.

2008 OPTION EXERCISES AND STOCK VESTED

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Lee J. Schram[1]	0	0	43,238	1,006,851
Richard S. Greene[2]	0	0	9,787	171,531
Anthony C. Scarfone[3]	0	0	15,130	338,742
Terry D. Peterson[4]	0	0	8,430	188,538
Thomas L. Morefield[5]	0	0	1,165	26,189
Luann E. Widener[6]	0	0	41,189	660,824
Leanne E. Branham[7]	0	0	3,266	71,569

1 For Mr. Schram, 13,450 shares of restricted stock vested on February 13, 2008 at a value of $22.99 per share and 29,788 shares of restricted stock vested on May 1, 2008 at a value of $23.42 per share.

2 For Mr. Greene, 4,000 shares of restricted stock vested on February 13, 2008 at a value of $22.99 per share, and 5,787 shares of restricted stock vested on October 2, 2008, at a value of $13.75 per share.

3 For Mr. Scarfone, 3,100 shares of restricted stock vested on February 13, 2008 at a value of $22.92 per share, 11,000 shares of restricted stock vested on February 14, 2008 at a value of $22.34 per share, and 1,030 shares of restricted stock vested on April 27, 2008 at a value of $21.10 per share.

4 For Mr. Peterson, 1,050 shares of restricted stock vested on February 13, 2008 at a value of $22.99 per share, 7,000 shares of restricted stock vested on February 14, 2008 at a value of $22.34 per share, and 380 shares of restricted stock vested on April 27, 2008 at a value of $21.10 per share.

5 For Mr. Morefield, 850 shares of restricted stock vested on February 13, 2008 at a value of $22.99 per share and 315 shares of restricted stock vested on April 27, 2008 at a value of $21.10 per share.

6 For Ms. Widener, 3,550 shares of restricted stock vested on February 13, 2008 at a value of $22.99 per share, 9,100 shares of restricted stock vested on February 14, 2008 at a value of $22.34 per share, 2,300 shares of restricted stock vested on March 1, 2008 at a value of $20.83 per share, 1,000 shares of restricted stock vested on April 27, 2008 at a value of $21.10 per share. On Ms. Widener's retirement date of October 31, 2008, 15,350 shares of restricted stock vested at a value of $12.16 per share, and 9,889 restricted stock units vested at a value of $12.16 per share.

7 For Ms. Branham, 1,050 shares of restricted stock vested on February 13, 2008 at a value of $22.99 per share, and 350 shares of restricted stock vested on April 27, 2008 at a value of $21.10 per share. On Ms. Branham's resignation date of May 23, 2008, 1,866 pro-rated shares of restricted stock vested at $21.46 per share.

Deferred Compensation Plan

Deluxe's Deferred Compensation Plan was restated in 2008, primarily to reflect changes required under section 409A of the Internal Revenue Code ("Section 409A"). This Plan permits eligible employees to defer annually the receipt of up to 100 percent of base salary, and up to 50 percent of bonuses. In connection with this plan, Deluxe has created a non-qualified grantor trust (commonly known as a "Rabbi Trust"), through which Deluxe's obligations under the Plan are funded. No assets are set aside for individual participants in the Plan, and the trust assets remain subject to the claims of Deluxe's creditors. Amounts deferred under the Plan are payable on the earliest to occur of a change of control of Deluxe, the participant's termination of employment, disability or death, or the date for payment selected by the participant, unless a delay in payments is otherwise required by Section 409A. Deferred amounts are credited with gains and losses based on the performance of deemed investment options (i.e., phantom funds) selected by the participant. Deluxe also may make ERISA excess payments and/or contributions of benefit plan equivalents to participants' accounts if IRS limits or the deferrals made by a participant under this Plan have the effect of reducing the contributions they otherwise would receive from Deluxe under the Company's qualified benefit plans.

NON-QUALIFIED DEFERRED COMPENSATION

Name	Executive Contributions in Last FY ($)	Company Contributions in Last FY [1] ($)	Aggregate Earnings in Last FY [2] ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE [3] ($)
Lee J. Schram	0	7,777	182	0	7,959
Richard S. Greene	34,531	0	(7,710)	0	26,821
Anthony C. Scarfone	48,000	6,694	(149,982)	0	337,337
Terry D. Peterson	0	4,142	117	0	5,105
Thomas L. Morefield	0	1,486	78	0	3,392
Luann E. Widener	0	8,064	(6,930)	25,474	16,977
Leanne E. Branham	0	1,250	53	6,103	0

1 Amounts represent ERISA excess and benefit plan equivalent payments to restore retirement plan contributions that could not be made to the Named Executive Officers' qualified retirement plan accounts due to IRS wage limits or that were lost due to the executive's election to defer compensation. These payments are made after the end of the year to which they relate. As a result, amounts shown in this table would be reported for the preceding fiscal year in the "All Other Compensation" column of the Summary Compensation Table.

2 Participants in this plan allocate their deferrals into phantom funds similar to the funds available under the Company's qualified retirement plans. Amounts reported reflect the performance of these phantom funds.

3 The amounts reported in previous years' Summary Compensation Tables were: $7,777 for Mr. Schram; $0 for Mr. Greene; $13,162 for Ms. Widener; $202,405 for Mr. Scarfone, and $4,948 for Mr. Peterson.

Severance, Retention and Change of Control Arrangements

Deluxe has standard severance arrangements or agreements with each of its Named Executive Officers. Mr. Schram's employment agreement contains provisions with respect to severance, and the other Named Executive Officers are subject to separate severance agreements (collectively "arrangements"). An Addendum to these arrangements was entered into with each of the Named Executive Officers whose employment continued at the end of 2008 to ensure compliance with Section 409A of the Internal Revenue Code. The arrangements are intended to facilitate the executive's attention to the affairs of Deluxe and to recognize their key role within the Company. Under Mr. Schram's arrangement, he would be eligible to receive severance benefits if his employment is terminated without cause by Deluxe or by him with Good Reason. Under his employment agreement, "Good Reason" includes (1) a material reduction in authority, duties or responsibilities without his written consent; (2) a material reduction in his total compensation or a failure by the Company to comply with his employment agreement; (3) a termination of his employment by the Company in a manner that does not comply with his employment agreement; or (4) a request by the Company that he act or omit to act in a way that violates the Company's ethical guidelines or practices. Mr. Schram's employment agreement provides the following benefits if he is terminated by Deluxe without cause or he terminates his employment for Good Reason: (1) 12 monthly payments of his then current monthly base salary; (2) for a period of 12 months following completion of the initial 12 months of salary continuation, an additional monthly payment equal to the amount, if any, that his monthly base pay as of termination exceeds any monthly compensation he may earn from subsequent employment in that month; (3) executive level outplacement services for up to 12 months; and (4) an additional lump-sum payment of $13,000 to assist with expenses incurred in connection with his transition.

The severance arrangements with the other Named Executive Officers contain a similar definition of Good Reason and add, as an additional basis for resigning with Good Reason, a requirement to relocate more than 50 miles from his or her then current location. If these executives are terminated by Deluxe without cause or the executive terminates his or her employment for Good Reason, he or she will receive payments calculated on the same basis as the payments that Mr. Schram would receive, except that any additional monthly payment following the first 12 months of salary continuation would last for only six months. Receipt of these benefits by Mr. Schram or any other Named Executive Officers is conditioned upon the executive entering into a release. The Named Executive Officers are required by their severance arrangements to maintain the confidentiality of Company confidential information for a period of two years after their termination. Mr. Schram's employment agreement also requires that for two years after he ceases to be employed by Deluxe he will not engage in any business that competes with Deluxe, will not hire any Company employee or induce an employee to provide confidential information to a third party, and will not induce any customer or supplier to stop doing business with the Company.

The severance arrangements are not effective if the executive's employment is terminated following a change of control under circumstances that would entitle them to receive benefits under the retention agreements described below ("Retention Agreements"), which also have been modified by an Addendum entered into by each executive whose employment continued at the end of 2008 to ensure their compliance with Section 409A of the Internal Revenue Code.

The Company also maintains Retention Agreements with Mr. Schram, the Senior Vice Presidents and select Vice Presidents who are members of the Executive Leadership Team ("hereinafter, "Executives") that are designed to ensure that Deluxe will receive the continued service of the Executive in the event of a change of control, by reducing the distraction that could be caused by personal uncertainty about their compensation and benefits under those circumstances. Under the Retention Agreements, each of the participating Executives agrees to remain employed by Deluxe, and Deluxe agrees to continue to employ each Executive, until the second anniversary following a "Change of Control" (as that term is defined in the Retention Agreements). During the two-year period (the "Employment Period"), each Executive is entitled to maintain a position, authority, duties and responsibilities at least commensurate with the most significant of those held by the Executive during the 180-day period prior to the date (the "Effective Date") of the Change of Control. The annual base salary of an Executive may not be reduced below that earned by the Executive during the twelve-month period preceding the Effective Date, provided, however, that the annual base salary may be reduced to an amount that is not less than 90 percent of the base salary in effect on the Effective Date pursuant to an across-the-board reduction of base salary similarly affecting all executive officers of Deluxe. In determining any increase in an Executive's base salary during the Employment Period, the Executive is to be treated in a manner consistent with other peer executives. The Executives are also entitled to receive annual incentive payments during the Employment Period on the same objective basis as other peer executives, although in no event may an Executive's annual target bonus opportunity be less favorable to the Executive than that provided by Deluxe in the last fiscal year prior to the Effective Date, and if the bonuses payable to other peer executives during the Employment Period are not wholly based on objective criteria, the Executive's annual incentive payment must be at least equal to an amount determined with reference to the Executive's average annual incentive payments for certain periods ending prior to the Effective Date. During the Employment Period, each Executive is also entitled to participate in Deluxe's stock incentive, retirement, and other benefit plans on the same basis as Deluxe's other Executives, and the benefits to the Executives under such plans generally may not be reduced from those provided during the one-year period prior to the Effective Date.

If, during the Employment Period, Deluxe terminates a participating Executive's employment other than for "Cause" or "Disability," or the Executive terminates his or her employment for "Good Reason" (as those terms are defined in the Retention Agreements), the Executive is entitled to a lump-sum payment equal to the sum of any unpaid base salary, deferred compensation and accrued vacation pay through the date of termination, plus a pro-rated annual incentive payment for the year of termination based on the greater of (1) the Executive's target bonus under Deluxe's annual incentive plan in respect of the year in which the termination occurs or, if greater, for the year in which the Change of Control occurs (the "Target Bonus") and (2) the annual incentive payment that the Executive would have earned for the year in which the termination occurs based upon projecting to the end of that year Deluxe's actual performance through the termination date. In addition, the Executive is entitled to receive a lump-sum payment equal to a multiple of the sum of the Executive's annual base salary and the higher of the Target Bonus or the average of the Executive's annual incentive payments for the last three full fiscal years prior to the Effective Date, plus the amount that would have been contributed by Deluxe or its affiliates to the retirement and supplemental retirement plans in which the Executive participated prior to his or her termination. This multiple (hereinafter "payment multiple") is three times for the CEO and for Senior Vice President Retention Agreements entered into prior to 2007 (the "Pre-2007 SVP Agreements"), two times for Senior Vice President Retention Agreements entered into after 2006, and one time for the Vice Presidents. Certain resignations and terminations in anticipation of Changes of Control also constitute qualifying terminations. After a qualifying termination of employment, the Executives are also entitled to the continuation of their medical, disability, life and other health insurance benefits for the number of years corresponding to the applicable payment multiple and to certain out-placement services.

The current CEO and Pre-2007 SVP Retention Agreements also provide that if any payment or benefit received or to be received by an Executive, whether or not pursuant to his or her Retention Agreement, would be subject to the federal excise tax on "parachute payments" as defined in Section 280G of the Internal Revenue Code, Deluxe will pay to the Executive an additional amount so that the Executive realizes, after the payment of such excise tax and any income tax or excise tax on such additional amount, the amount of such compensation.

In 2007, the Board's Compensation Committee delivered to the CEO and each Senior Vice President then party to a Retention Agreement (i.e., a Pre-2007 SVP Agreement) a notice of non-renewal under their current Retention Agreements, such that these agreements will terminate by their terms on December 18, 2009. Coinciding with the notices of non-renewal, the Committee authorized the execution of replacement Retention Agreements that take effect upon expiration of the current agreements. In addition to amending the current agreements to comply with Internal Revenue Code Section 409A, the replacements reduce the renewable duration of the agreements, place a limit on tax gross-up payments, and also include a reduction in the salary and bonus payment multiple for the Senior Vice Presidents. The Retention Agreements entered into with Senior Vice Presidents appointed after August 2007 also follow the replacement format.

Deluxe also uses standard forms of stock option and restricted stock award agreements in conjunction with its long-term incentive program. These agreements provide for vesting of the awards, in whole or in part, upon certain events, including termination of the employee without cause or a change of control. Generally speaking, for awards issued prior to 2007, stock options vest in full, and restricted stock vests pro rata, upon termination without cause or a change of control. For awards issued in 2007 and later, vesting upon a change of control will only occur if the acquiring or surviving entity fails to honor the award agreements with comparable equity, or if the employee is terminated without cause or resigns for Good Reason (as defined in the agreements) following the change of control.

The foregoing summary is qualified in its entirety by reference to the complete text of Mr. Schram's Employment Agreement, and the forms of Retention Agreement, severance agreement and equity award agreements, all of which are filed as exhibits to the Company's Annual Report on Form 10-K for the year ended December 31, 2008.

The following table illustrates the benefits that would be received by the current Named Executive Officers under the severance arrangements described above, assuming a hypothetical qualifying severance occurring on the last business day of the prior fiscal year.

SEVERANCE CALCULATIONS

Name	Salary Continuation[1] ($)	Outplacement[2] ($)	Stock Option Acceleration[3] ($)	Restricted Stock Acceleration[4] ($)	Other[5] ($)	Total ($)
Lee J. Schram	1,570,000	25,000	0	622,396	13,000	2,230,396
Richard S. Greene	549,000	25,000	0	69,384	13,000	656,384
Anthony C. Scarfone	502,500	25,000	0	109,672	13,000	650,172
Terry D. Peterson	445,500	25,000	0	43,384	13,000	526,884
Thomas L. Morefield	412,500	25,000	0	41,215	13,000	491,715

1 Salary continuation benefits include twelve months of full salary, plus the difference in compensation otherwise earned by the individual and their base salary at termination from Deluxe for (a) an additional twelve months for the CEO, and (b) an additional six months for the other executives. Amounts shown assume no employment is secured after the initial twelve months, and therefore reflect maximum amounts payable.

2 Estimated cost of outplacement services for twelve months.

3 Accelerated vesting on stock options at the time of termination, with three months to exercise. The value is based on the closing price of Deluxe common stock on December 31, 2008 ($14.96 per share).

4 Pro-rata acceleration of vesting on restricted stock based on the date of termination. Value based on the closing price of Deluxe common stock on December 31, 2008 ($14.96 per share).

5 Lump-sum payment in lieu of benefits continuation.

The following tables illustrate the benefits that would be received by the current Named Executive Officers under the Retention Agreements described above, assuming a hypothetical triggering event occurring on the last business day of the prior fiscal year.

CHANGE OF CONTROL CALCULATIONS

Name	Type of Compensation	Due on Change of Control followed by termination by Company without cause or by Executive for Good Reason ($)	Due on Change of Control ($)
Lee J. Schram	Severance [1]	4,710,000	
	Vesting of Options [2]	0	0
	Vesting of Restricted Stock [3]	1,234,200	406,912
	Benefit Continuation [4]	45,000	
	Retirement Plan Contribution [5]	188,400	
	Outplacement [6]	25,000	
	Total Payments Before Excise Tax	6,202,600	406,912
	Excise Tax Gross-Up [7]	2,210,240	
	Total	8,412,840	406,912

Name	Type of Compensation	Due on Change of Control followed by termination by Company without cause or by Executive for Good Reason ($)	Due on Change of Control ($)
Richard S. Greene	Severance [1]	1,647,000	
	Vesting of Options [2]	0	0
	Vesting of Restricted Stock [3]	237,864	0
	Benefit Continuation [4]	45,000	
	Retirement Plan Contribution [5]	65,880	
	Outplacement [6]	25,000	
	Total Payments Before Excise Tax	2,020,744	0
	Excise Tax Gross-Up [7]	838,998	
	Total	2,859,742	0

Name	Type of Compensation	Due on Change of Control followed by termination by Company without cause or by Executive for Good Reason ($)	Due on Change of Control ($)
Anthony C. Scarfone	Severance [1]	1,507,500	
	Vesting of Options [2]	0	0
	Vesting of Restricted Stock [3]	242,352	58,344
	Benefit Continuation [4]	45,000	
	Retirement Plan Contribution [5]	60,300	
	Outplacement [6]	25,000	
	Total Payments Before Excise Tax	1,880,152	58,344
	Excise Tax Gross-Up [7]	725,141	
	Total	2,605,293	58,344

Name	Type of Compensation	Due on Change of Control followed by termination by Company without cause or by Executive for Good Reason ($)	Due on Change of Control ($)
Terry D. Peterson	Severance [1]	415,800	
	Vesting of Options [2]	0	0
	Vesting of Restricted Stock [3]	94,248	23,936
	Benefit Continuation [4]	15,000	
	Retirement Plan Contribution [5]	16,632	
	Outplacement [6]	25,000	
	Total Payments Before Excise Tax	566,680	23,936
	Excise Tax Gross-Up [7]	0	
	Total	566,680	23,936

Name	Type of Compensation	Due on Change of Control followed by termination by Company without cause or by Executive for Good Reason ($)	Due on Change of Control ($)
Thomas L. Morefield	Severance [1]	825,000	
	Vesting of Options [2]	0	0
	Vesting of Restricted Stock [3]	101,728	23,936
	Benefit Continuation [4]	30,000	
	Retirement Plan Contribution [5]	33,000	
	Outplacement [6]	25,000	
	Total Payments Before Excise Tax	1,014,728	23,936
	Excise Tax Gross-Up [7]	240,364	
	Total	1,255,092	23,936

1 Severance is equal to three times for Messrs. Schram, Greene, and Scarfone, two times for Mr. Morefield, and one time for Mr. Peterson, the total of (a) the current base salary, plus (b) the higher of the individual's target annual bonus or the average actual bonus earned for each of the prior three years.

2 The amount listed in the column titled "Due on Change of Control followed by termination by Company without cause or by Executive for Good Reason" reflects full acceleration of options. The amount listed in the column titled "Due on Change of Control" reflects full acceleration of options for grants made prior to 2007 and no acceleration on stock options granted in 2007 or later.

3 The amount listed in the column titled "Due on Change of Control followed by termination by Company without cause or by Executive for Good Reason" reflects pro-rated acceleration of restricted stock. The amount listed in the column titled "Due on Change of Control" reflects pro-rated acceleration of restricted stock granted prior to 2007 and no acceleration on restricted stock granted during or after 2007.

4 Assumes $15,000 annually for three years for Messrs. Schram, Greene, and Scarfone, two times for Mr. Morefield, and one year for Mr. Peterson.

5 Assumes 4 percent defined contribution.

6 Assumes full use of the 12-month executive outplacement program at an amount not to exceed $25,000.

7 The excise tax imposed by the Internal Revenue Code ("Code") on excess "parachute payments" is 20 percent. This excise tax, together with any corresponding tax gross-up, applies only if the total value of change in control payments calculated under Section 280G of the Code equals or exceeds three times the average annual compensation attributable to the executive's employment with Deluxe over the prior five-year period. As a result, the gross-up amount shown reflects the executive's unique earnings history with Deluxe and can vary significantly from year to year.

FISCAL YEAR 2008 AUDIT AND INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee Report

The following is the report of the Audit Committee with respect to Deluxe's audited financial statements presented in its Annual Report to Shareholders for the fiscal year ended December 31, 2008, which include the consolidated balance sheets of Deluxe as of December 31, 2008 and 2007, and the related consolidated statements of income, comprehensive income and cash flows for each of the three years in the period ended December 31, 2008, and the notes thereto. The information contained in this Audit Committee Report shall not be deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that Deluxe specifically incorporates it by reference in such filing.

The Audit Committee of the Board of Directors currently is comprised of the five undersigned directors, all of whom have been determined by the Board to be independent under the rules of the Securities and Exchange Commission and the New York Stock Exchange. The Audit Committee acts under a written charter approved by the Board of Directors. The Audit Committee reviews the adequacy of that charter on an annual basis. A complete copy of the Committee's charter is posted in the Investor Relations section of Deluxe's website at www.deluxe.com under the "Corporate Governance" caption.

As stated in its charter, the Audit Committee assists the Board in monitoring the integrity of Deluxe's financial statements, the effectiveness of the internal audit function and independent registered public accounting firm, and Deluxe's compliance systems. In carrying out these responsibilities, the Audit Committee met with Deluxe management periodically during the year to consider the adequacy of Deluxe's internal controls and the objectivity of its financial reporting. The Audit Committee discussed these matters with PricewaterhouseCoopers LLP, Deluxe's independent registered public accounting firm, and with the appropriate financial personnel and internal auditors, and met privately on a regular basis with both the independent registered public accounting firm and with the internal auditors, each of whom reports to and has unrestricted access to the Audit Committee.

The Audit Committee reviewed with management and the independent registered public accounting firm Deluxe's 2008 audited financial statements and met separately with both management and the independent registered public accounting firm to discuss and review those financial statements and reports prior to issuance. Management has the primary responsibility for Deluxe's financial statements and the overall reporting process, including Deluxe's system of internal controls. Management has represented, and PricewaterhouseCoopers LLP has indicated in its opinion to the Audit Committee, that Deluxe maintained, in all material respects, effective internal control over its financial reporting as of December 31, 2008, and that the financial statements were prepared in accordance with generally accepted accounting principles and fairly present, in all material respects, the financial condition and results of operations of Deluxe.

The Audit Committee also received from, and discussed with, the independent registered public accounting firm the written disclosures and letter required by Rule 3526, *Communication with Audit Committees Concerning Independence of the Public Company Accounting Oversight Board* ("PCAOB"). These items relate to that firm's independence from Deluxe. As part of its efforts to ensure the independence of Deluxe's independent registered public accounting firm, the Committee maintains a policy requiring the pre-approval by the Committee of all services to be provided by the independent registered public accounting firm, and reviews all services actually performed by the independent registered public accounting firm in connection with its discussions regarding the independent registered public accounting firm's continued independence. The Audit Committee also discussed with the independent registered public accounting firm the matters required to be discussed by PCAOB AU

Section 380 (Communication with Audit Committees), which include, among other items, matters related to the conduct of the audit of Deluxe's financial statements.

Based on the review and discussions referred to above, the Committee recommended to Deluxe's Board of Directors that Deluxe's audited financial statements be included in Deluxe's Annual Report on Form 10-K for the fiscal year ended December 31, 2008.

MEMBERS OF THE AUDIT COMMITTEE

Martyn R. Redgrave, Chair
Ronald C. Baldwin
Isaiah Harris, Jr.
Cheryl E. Mayberry McKissack
Mary Ann O'Dwyer

Fees Paid to Independent Registered Public Accounting Firm

Aggregate fees for professional services rendered for Deluxe by PricewaterhouseCoopers LLP during the years ended December 31, 2008 and 2007 were as follows:

	2008	2007
Audit Fees	$1,477,950	$1,685,554
Audit-Related Fees	$0	$0
Tax Fees	$150,000	$0
All Other Fees	$0	$8,000
Total Fees	$1,627,950	$1,693,554

The *Audit* Fees billed for the years ended December 31, 2008 and 2007 were for professional services rendered for audits of the annual consolidated financial statements and the Company's internal controls over financial reporting, reviews of the related quarterly financial statements included in Deluxe's quarterly reports on Form 10-Q filed with the SEC, services in connection with the filing of SEC registration statements, and consultations regarding accounting or disclosure treatment of transactions which were directly part of the audit, and an audit of the separate financial statements of one of the Company's subsidiaries.

Tax Fees in 2008 consist of fees incurred by the Company for PricewaterhouseCoopers LLP to assist with preparation for mediation of an IRS matter. *All Other* Fees in 2007 consist of fees incurred by the Company for Human Resources benchmarking data provided by Saratoga, an affiliate of Pricewaterhouse Coopers LLP.

The Audit Committee approved all of the services and fees described above.

Policy on Audit Committee Pre-Approval of Accounting Firm Fees and Services

In order to assure that our independent registered public accounting firm is engaged only to provide audit and non-audit services that are compatible with maintaining their independence, the Audit Committee has adopted a policy which requires the Audit Committee to review and approve all services to be provided by PricewaterhouseCoopers LLP before the firm is engaged to provide such services. The Audit Committee may delegate its pre-approval authority to one or more members of the Audit Committee; provided, however, that a full report of any such delegated approvals must be given at the next Audit Committee meeting. The Audit Committee is required to specifically approve the fee levels for all services. Requests for approval of services must be jointly submitted to the Audit Committee by the independent registered public accounting firm, Deluxe's Chief Financial Officer and Deluxe's Vice President of Internal Audit, and must include (1) a joint statement as to whether, in their view, the request is consistent with the SEC's rules on auditor independence and (2) a reasonably detailed description of the proposed services. The complete text of our Audit and Non-Audit Services Pre-Approval Policy is posted in the Investor Relations section of our website at www.deluxe.com under the "Corporate Governance" caption. A copy of the Policy is available in print free of charge to any stockholder who submits a request to: Corporate Secretary, Deluxe Corporation, 3680 Victoria Street North, Shoreview, Minnesota 55126.

ITEM 2: RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has appointed PricewaterhouseCoopers LLP as Deluxe's independent registered public accounting firm to examine Deluxe's financial statements and internal controls over financial reporting for the fiscal year ending December 31, 2009. PricewaterhouseCoopers LLP has acted as Deluxe's independent registered public accounting firm since 2001.

Pursuant to the Audit Committee's charter, the Board of Directors is submitting the appointment of PricewaterhouseCoopers LLP as Deluxe's independent registered public accounting firm for fiscal year ended December 31, 2009 to the shareholders for ratification. Shareholder approval of this appointment is not required, but the Board is submitting the selection of PricewaterhouseCoopers LLP for ratification in order to obtain the views of the Company's shareholders. If the appointment is not ratified, the Audit Committee will reconsider its selection. Deluxe anticipates that representatives of PricewaterhouseCoopers LLP will be present at the meeting, will have the opportunity to make a statement if they so desire and will be able to respond to appropriate questions from shareholders.

The Board of Directors recommends that you vote FOR the ratification of the selection of PricewaterhouseCoopers LLP as Deluxe's independent registered public accounting firm.

2010 SHAREHOLDER PROPOSALS

Any shareholder proposals intended to be included in the proxy statement for the annual meeting of shareholders in 2010 must be received by Deluxe's Corporate Secretary at 3680 Victoria Street North, Shoreview, Minnesota 55126-2966 no later than the close of business on November 11, 2009. Proposals received by that date will be included in Deluxe's 2010 proxy statement only if the proposals are proper for consideration at an annual meeting and are required for inclusion in the proxy statement by, and conform to, the rules of the SEC.

Deluxe's Bylaws provide that a shareholder may present a proposal at the 2010 annual meeting of shareholders that is not included in Deluxe's proxy statement if proper written notice is given to Deluxe's Chief Executive Officer or Corporate Secretary at the Company's principal executive offices no later than the close of business on December 30, 2009. The proposal must contain the information required by Deluxe's Bylaws. You may obtain a copy of the Bylaws by writing to Deluxe's Corporate Secretary.

OTHER BUSINESS

The Board of Directors does not intend to present any business at the meeting other than the matters specifically set forth in this proxy statement and knows of no other business scheduled to come before the meeting. If any other matters are brought before the meeting, the persons named as proxies will vote on such matters in accordance with their judgment of the best interests of Deluxe and its shareholders. The proxies solicited by Deluxe will confer discretionary authority on the persons named therein as proxies to vote on any matter presented at the meeting of which the Board of Directors did not have knowledge a reasonable time before Deluxe printed and mailed these proxy materials.

ANNUAL REPORT TO SHAREHOLDERS AND FORM 10-K

Shareholders who wish to obtain a copy of our 2008 Annual Report and/or a copy of the Form 10-K filed with the SEC for the year ended December 31, 2008, may do so without charge by viewing these documents on our website at www.deluxe.com or by writing to: Corporate Secretary, Deluxe Corporation, 3680 Victoria Street North, Shoreview, Minnesota 55126.

By order of the Board of Directors

Anthony C. Scarfone
Secretary

March 11, 2009

[This page left blank intentionally.]